SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number: 1-15040

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13th Floor, One International Financial Centre, 1 Harbour View Street, Central, Hong Kong, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

27 August 2025

PRUDENTIAL PLC HALF YEAR 2025 RESULTS: Delivering growth and capital returns to shareholders through consistent execution

Prudential plc ("Prudential"; HKEX: 2378; LSE: PRU) today announced its financial results for the six months ended 30 June 2025 along with updated guidance on capital returns.

Performance highlights on a constant exchange rate basis unless otherwise stated are as follows:

- New business profit on a traditional embedded value (TEV) basis was up 12 per cent to $1,260 million.
- Operating free surplus generated from in-force insurance and asset management business was up 14 per cent to $1,560 million.
- Adjusted operating profit before tax increased 6 per cent to $1,644 million. Adjusted operating profit after tax increased by 7 per cent to $1,366 million. Earnings per share based on adjusted operating profit was 49.3 cents per share, an increase of 12 per cent.
- Group TEV equity of $35.0 billion, equivalent to 1,354 cents per share.
- Free surplus ratio of 221 per cent (31 December 2024: 234 per cent) and GWS shareholder surplus over GPCR of $16.2 billion, equivalent to a coverage ratio of 267 per cent.
- Repurchased 72 million shares for $711 million from 1 January to 30 June 2025, expect to complete current programme by year end.
- First interim dividend increased by 13 per cent to 7.71 cents per share (2024: 6.84 cents per share on an AER basis).
- Capital management update: Move to a total return orientation out of annual flow of capital generation:
  - Guidance of more than 10 per cent growth in ordinary dividend per share for each of 2025–2027.
  - Additional returns of capital: $500 million share buyback in 2026 and $600 million in 2027.
- Over the period 2024–2027 expect to have returned to shareholders more than $5 billion including the above returns and existing $2 billion share buyback programme out of excess free surplus.
- In addition, we intend to return initial net proceeds from the potential IPO of ICICI Prudential Asset Management Company Limited ('IPAMC').

Commenting on the results, CEO Anil Wadhwani, said: "We are pleased with our strong performance in the first half of 2025, delivering double-digit growth across our key metrics in line with the guidance we gave earlier in the year. We have reached the inflection point in our capital generation, enabling us to update our capital management programme and increase shareholder returns, which validates our business model and its ability to generate sustainable cash returns. Reflecting our strategic progress and investments in the growth drivers of the business, we are confident we will carry this momentum into the second half and beyond, keeping us firmly on track to achieve our 2027 financial objectives."

	Half Year		Change on	
Summary performance financials (before non-controlling interests)	**2025 $m**	2024 $m	AER basis	CER basis
New business profit	**1,260**	1,121	12%	12%
Operating free surplus generated from in-force insurance and asset management business	**1,560**	1,370	14%	14%
Adjusted operating profit before tax	**1,644**	1,544	6%	6%
Adjusted operating profit after tax	**1,366**	1,271	7%	7%
IFRS profit after tax	**1,359**	182	n/a	n/a

	30 Jun 2025		31 Dec 2024	
Balance sheet financials (after non-controlling interests)	**Total**	**Per share**	Total	Per share
Group TEV equity	**$35.0bn**	**1,354¢**	$34.3bn	1,289¢
IFRS shareholders' equity	**$18.1bn**	**701¢**	$17.5bn	658¢

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Key summary financials

Earnings

Key summary financials	Half year 2025 $m	Half year 2024 $m	Change on AER basis	Change on CER basis	Full Year 2024 $m
Adjusted operating profit	**1,644**	1,544	6%	6%	3,129
Adjusted operating profit after tax	**1,366**	1,271	7%	7%	2,582
Basic earnings per share based on adjusted operating profit (cents)	**49.3¢**	43.8¢	13%	12%	89.7¢
IFRS profit after tax	**1,359**	182	n/a	n/a	2,415
Basic earnings per share based on IFRS profit after tax (cents)	**49.2¢**	4.4¢	n/a	n/a	84.1¢

Value

Key summary financials	Half year 2025 $m	Half year 2024 $m	Change on AER basis	Change on CER Basis	Full Year 2024 $m
APE sales	**3,288**	3,111	6%	5%	6,202
Present value new business premiums (PVNBP)	**14,886**	13,527	10%	9%	29,034
New business profit (TEV)	**1,260**	1,121	12%	12%	2,464
New business margin (% APE)	**38**	36	2ppts	2ppts	40
Life weighted premium income	**13,667**	12,385	10%	9%	25,409
TEV operating profit	**2,240**	1,913	17%	16%	4,095
Operating return on embedded value (%)	**15**	13	n/a	n/a	14

	Half Year 2025 $m	Full Year 2024 $m	Change on AER basis
Group TEV equity	**35,000**	34,267	2%
Group TEV equity per share (US$)	**13.54**	12.89	5%
Group TEV per share ($)	**13.24**	12.62	5%
Eastspring funds under management / advice ($bn)	**274.9**	247.4	11%

Capital

Key summary financials	Half Year 2025 $m	Half Year 2024 $m	Change on AER basis	Change on CER basis	Full Year 2024 $m
Operating free surplus generated from in-force insurance and asset management business	**1,560**	1,370	14%	14%	2,666
Operating return on IFRS shareholders' equity (%)	**14**	14	–	n/a	14
Dividend per share (cents)	**7.71¢**	6.84¢	13%	n/a	23.13¢

	Half Year 2025 $m	Full Year 2024 $m	Change on AER basis
IFRS shareholders' equity	**18,119**	17,492	4%
IFRS shareholders' equity per share (US$)	**7.01**	6.58	6%
Adjusted total comprehensive equity*	**38,613**	36,660	5%
Free surplus excluding distribution rights and other intangibles	**8,520**	8,604	(1)%
Free surplus ratio (%)	**221**	234	(13)ppts
Group leverage ratio (Moody's basis) (%)	**14**	13	1ppts
Shareholders GWS coverage ratio over GPCR (%)	**267**	280	(13)ppts
Total GWS coverage ratio over GPCR (%)	**200**	203	(3)ppts

* Includes IFRS shareholders' equity and contractual service margin net of tax and other adjustments. See "Definitions of Performance Metrics" in our half year results document for further information.

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Notes The summary financials presented above are the key financial metrics Prudential's management use to assess and manage the performance and position of the business. In addition to the metrics prepared in accordance with IFRS standards - IFRS profit after tax and IFRS shareholders' equity - additional metrics are prepared on alternative bases. The presentation of these key metrics is not intended to be considered a substitute for, or superior to, financial information prepared and presented in accordance with IFRS Standards. The definitions of the key metrics we use to discuss our performance in this press release are set out in the "Definition of performance metrics" section in our half year results document, including, where relevant, references to where these metrics are reconciled to the most directly comparable IFRS measure. All metrics used by management to assess performance (along with IFRS profit after tax) are presented before deduction of the amount attributable to non-controlling interest. This presentation is applied consistently throughout this announcement. Balance sheet metrics are presented net of non-controlling interests. Further information on actual and constant exchange rate bases is set out in note A1 of the IFRS financial statement. All results are presented in US dollars. Half year results document Prudential's half year 2025 results document: – is available to view on the Prudential website at www.prudentialplc.com/investors – has been submitted in full unedited text to the Financial Conduct Authority's National Storage Mechanism which will shortly make it available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. Announcement publication Hong Kong London New York Hong Kong Stock Exchange & UK Financial Media Wednesday, 27 August 2025 6.00 am HKT Tuesday, 26 August 2025 11.00 pm UKT Tuesday, 26 August 2025 6.00 pm ET London Stock Exchange Wednesday, 27 August 2025 2.00 pm HKT Wednesday, 27 August 2025 7.00am UKT Wednesday, 27 August 2025 2.00 am ET Please note the impact of time zones on the announcement date for your particular location. Pre-Recorded Results Presentation – A pre-recorded presentation for analysts and investors will be available on-demand from 6.00am HKT on Wednesday 27 August | 11.00pm UKT – 6.00pm ET on Tuesday 26 August via this link: https://www.investis-live.com/prudential/686552d56c0d660016f96697/lafrt – A copy of the presentation script will also be available on Prudential's website at the same time. Virtual Q&A Event for Analysts & Investors Date: Wednesday, 27 August 2025 Time: 4.30pm HKT | 9.30am UKT | 4.30am ET How to Join: Listen to the audio webcast online & Submit Questions: https://www.investis-live.com/prudential/68654ecd6c0d660016f9662f/mdgt The audio webcast will be available for replay using the same link. Dial-in to Listen & Ask Questions: – Dial-in Numbers: – Hong Kong: +852 5803 3413 – Hong Kong Freephone: +852 800 908 350 – China; +86 21 8036 9402 – UK & International: +44 (0) 203936 2999 – UK Freephone: 0800 041 8829 – Global dial-in numbers: https://www.netroadshow.com/events/global-numbers?confId=85226 – Access Code: 796641 – Please join 15 minutes before the start time (lines open at 4.00pm HKT | 9.00am UKT | 4.00am ET). 3

Post-Event Access Transcript: Available on Monday, 1 September on Prudential’s results centre webpage. Playback Facility: – Dial-in: +44 (0) 20 3936 3001 – Replay Code: 470231 – Available from 9.00pm HKT | 2:00pm UKT | 9.00am ET on 27 August until 6.59am HKT on Thursday, 11 September| 11.59pm UKT – 6.59pm ET on Wednesday, 10 September. For any questions, please contact the Media or Investor Relations team using the details below. Media Simon Kutner +44 (0)7581 023260 Sonia Tsang +852 5580 7525 Investors/analysts Patrick Bowes +852 2918 5468 William Elderkin +44(0)20 3977 9215 Ming Hau +44(0)20 3977 9293 Bosco Cheung +852 2918 5499 Tianjiao Yu +852 2918 5487 About Prudential plc Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Prudential’s mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU). It also has a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme. Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/ Forward-looking statements This document contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses’) plans and its goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses’) beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to sustainability (including ESG and climate-related) matters, and statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to: – current and future market conditions, including fluctuations in interest rates and exchange rates, inflation (including resulting interest rate rises), sustained high or low interest rate environments, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction (including as a result of the Russia–Ukraine conflict, conflict in the Middle East, and related or other geopolitical tensions and conflicts), which may also impact policyholder behaviour and reduce product affordability; – asset valuation impacts from the transition to a lower carbon economy; – derivative instruments not effectively mitigating any exposures; – global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict trade, financial transactions, capital movements and/or investment; – the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally; – the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors, given Prudential’s designation as an Internationally Active Insurance Group; – the physical, social, morbidity/health and financial impacts of climate change and global health crises (including pandemics), which may impact Prudential's business, investments, operations and its duties owed to customers; – legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development of regulations and standards and interpretations such as those relating to sustainability (including ESG and climate-related) reporting, disclosures and product labelling and their interpretations (which may conflict and create misrepresentation risks); 4

– the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential’s stakeholders or failing to maintain high standards of corporate governance and responsible business practices); – the impact of competition and fast-paced technological change; – the effect on Prudential's business and results from mortality and morbidity trends, lapse rates and policy renewal rates; – the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; – the impact of internal transformation projects and other strategic actions failing to meet their objectives or adversely impacting the Group’s operations or employees; – the availability and effectiveness of reinsurance for Prudential’s businesses; – the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events; – disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners); – the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners, particularly where joint ventures are not controlled by Prudential; – the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and – the impact of legal and regulatory actions, investigations and disputes. These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial condition or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of our half year results document. Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise, except as required pursuant to the UK Prospectus Regulation Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange, the Securities and Futures Commission of Hong Kong and other regulatory authorities, as well as in its annual report and accounts, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the ‘Risk Factors’ heading of our half year results document. Cautionary statements This document does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefore. 5

Strategic and operating review Driving growth and value creation through consistent execution In August 2023, we launched our new purpose – For Every Life, For Every Future – alongside our revised strategy. The strategy focused the business on quality growth and consistency of delivery of operational performance. We are now approximately midway through the transformation journey we started following that launch, with the objective1 of delivering the following: – To grow new business profit to 2027 at a compound annual growth rate of 15–20 per cent from the level achieved in 2022; and – In 2027, to deliver at least $4.4 billion of operating free surplus generation from in-force insurance and asset management business. Our strategy is delivering, as evidenced by our performance in the first half of 2025. We are generating quality growth, despite market volatility. We remain on track to deliver at FY25 our previously communicated expectations of double-digit growth in new business profit, basic earnings per share based on adjusted operating profit and operating free surplus generated from in-force insurance and asset management business on a constant exchange rate ('CER') basis. Based on this, and in line with our dividend policy, we expect the full-year dividend per share to increase by more than 10 per cent. As we saw during 2024, the long-term growth trends inherent in our Asia and Africa markets continue to reassert themselves. Demand for long-term savings and protection products continues to grow, while wealth management and retirement planning needs are evolving, especially in our higher-income Asian markets. Our diversified model – spanning multiple channels, products and geographies – will enable us to take advantage of these opportunities, which we believe will support us to deliver consistent growth and cash generation. This performance underscores the robustness of our strategy and our ability to navigate dynamic market conditions, write quality new business and deliver long-term value. Our transformation is focused on enhancing the customer experience, operational excellence and delivering consistently for all our stakeholders. We are investing to enhance the capabilities of our strategic pillars of Customer, Distribution and Health as well as our enablers of Technology and Operations. The actions we are taking and their outcomes are described later in this report. We are also laying the foundation for the future. For example, we have made progress with our partner, HCL Group, in establishing our new standalone India health business. We are disciplined in our capital allocation decisions and are focused on consistently delivering returns to shareholders. As at 30 June, we had completed purchases of $1.5 billion as part of our $2 billion share buyback programme, which we accelerated to complete this year. This led to a 5 per cent reduction in the weighted average number of shares. Our capital allocation framework has recently been refined, given our focus on shareholder returns. The outcomes of these refinements are described below, but we expect that more than $5 billion will have been returned to shareholders over the period 2024–2027, before the intended return to shareholders of the initial net proceeds from the potential initial public offering ('IPO') of ICICI Prudential Asset Management Company Limited6 ('IPAMC'), which is subject to market conditions, requisite approvals and other considerations. In the next phase of our journey, we are set to accelerate our transformation and continue to be confident in achieving our 2027 objectives. Key performance highlights2 In the first half of 2025, new business profit increased by 12 per cent to $1,260 million, supported by a 5 per cent increase in APE sales and margin expansion. Growth was broad based with 13 out of our 19 life insurance markets3 growing new business profit in the period. Our operating free surplus generation from in-force insurance and asset management business grew by 14 per cent to $1,560 million, reflecting the quality of new business written in recent years, together with our ongoing actions to improve cash generation and reduce operating variances. This marks a clear inflection point in our free surplus generation trajectory. Our multi-channel agency and bancassurance distribution platform remains substantial with around 58,000 average monthly active agents. We are the number one independent insurer in Asia bancassurance4 with over 160 bank partners7 across our markets, including 11 strategic partners. Our agency channel delivered new business profit of $708 million, up 4 per cent from the same period in the prior year. This reflects progress in agent productivity, measured by new business per active agent, partially offset by a fall in average monthly active agents. Agency is the core of our distribution strategy, and we are focused on building momentum in this channel by enhancing agent quality, activation and productivity across all our markets. We saw increasing momentum in the second quarter of 2025, which grew 6 per cent compared with the equivalent quarter in the prior year, up from 2 per cent growth in the first quarter, also compared with the equivalent quarter in the prior year. New business profit grew in our agency business in Hong Kong and Indonesia. However, specific market or regulatory factors have impacted performance in Mainland China, Malaysia and Vietnam. We are actively addressing the issues in these markets and have seen some signs of improvement, with agency new business profit in the second quarter of 2025 exceeding that in the first in both Malaysia and Vietnam. 6

Bancassurance new business profit increased 28 per cent to $505 million in the first half of 2025, with double-digit new business profit growth in 14 of our markets. New business profit from Hong Kong grew 16 per cent in the first half of 2025, supported by a 13 per cent increase in APE sales and margin improvement. This growth was driven by both agency and bancassurance channels and increases from both Mainland China visitors and the domestic market. Indonesia saw new business profit growth of 34 per cent in the first half of 2025, underpinned by APE sales growth of 20 per cent together with improvement in new business margin from positive product and repricing effects. Both agency and bancassurance delivered new business profit growth year-on-year, reflecting growth in the number of active agents and the start of our new bancassurance partnership with Bank Syariah Indonesia ('BSI'). Our Mainland China business saw overall new business profit increase by 8 per cent in the first half of the year, driven by APE sales growth of 11 per cent. This was partially offset by slightly lower margins as we pivoted towards participating business. While agency business was impacted by regulatory change, growth in our bancassurance channel was strong, driven by our strategic partnership with CITIC Bank. Malaysia saw a decline in new business profit of (12) per cent in the first half of the year, driven by lower agency sales with medical repricing and regulatory intervention affecting agent sentiment across the market. However, agency APE sales in the second quarter showed early signs of recovery, being 23 per cent higher than the first quarter. Bancassurance performed strongly with new business profit up 15 per cent. Singapore delivered new business profit growth of 5 per cent, reflecting new business profit growth in both agency and bancassurance channels as we continue to increase Prudential Financial Advisers and launch innovative products in the bancassurance channel. Our Growth markets and other segment collectively delivered an 11 per cent increase in new business profit, driven by strong growth in Taiwan and Thailand, partially offset by ongoing headwinds in Vietnam. Eastspring's funds under management and advice increased by 7 per cent (on an actual exchange rate ('AER') basis) from $258.0 billion at 31 December 2024 to $274.9 billion, reflecting large positive inflows from both external clients and our life businesses as well as positive market movements (including foreign exchange). Group adjusted IFRS operating profit before tax for the first half was $1,644 million, 6 per cent higher than 2024. IFRS profit after tax for the first half of 2025 was $1,359 million (2024: $190 million on a constant exchange rate basis, $182 million on an actual exchange rate basis), reflecting the growth in operating profit and improved short-term market fluctuations in the period as compared with the prior period. Capital management update The Group's capital position remains strong, with an estimated shareholder surplus above the Group's Prescribed Capital Requirement of $16.2 billion at 30 June 2025 (31 December 2024: $15.9 billion on an actual exchange rate basis) and a cover ratio of 267 per cent (31 December 2024: 280 per cent). This strength, together with the progress of the business and the trajectory of our operating free surplus generation, where we have now reached an inflection point, enables us to shift our capital allocation framework towards a total return orientation. Our dividend policy, which remains unchanged, is to grow dividends broadly in line with the Group’s net operating free surplus generation after allowing for new business investment, central costs and investment in capabilities. In addition to the ordinary dividend, the Board will now consider making additional recurring returns of capital out of the annual flow of capital generation. Capital returns will be set taking into account the Group's financial condition and prospects, applicable capital and solvency requirements, investment opportunities, market conditions and the general economic environment. In the near term, this results in the following: – An increase of more than 10 per cent in the total ordinary dividend per share for each of 2025, 2026 and 2027; and – Additional returns of capital : $500 million of share buybacks in 2026 and $600 million in 2027. In addition, we intend to return to shareholders the initial net proceeds from the potential IPO of IPAMC, which is subject to market conditions, requisite approvals and other considerations. As a result of these actions, we expect that more than $5 billion will have been returned to shareholders over the period 2024–2027, before the intended return to shareholders of the initial net proceeds from the potential IPO of IPAMC referred to above. Further details on the Group's revised capital allocation framework and dividend policy are included in the Financial review. 7

Progress within our three strategic pillars Enhancing customer experiences – At Prudential, we are relentlessly focused on serving and meeting the needs of our customers, leading to higher customer lifetime value. We have been making good progress towards our goal of enhancing our customer experience. Our target is to be top quartile in our relationship net promoter score ('rNPS'), a measure of how likely customers are to recommend Prudential, and achieve customer retention rates of 90 to 95 per cent by 2027. At full year 2024, we were top quartile in five business units5 using the rNPS measure. rNPS is measured on an annual basis; however, we continue to see positive trends in underlying measures of customer experience at service touchpoints, which we believe ultimately drive improvements in rNPS. In the first half of 2025, customer retention increased by 1 percentage point to 94 per cent. These two objectives reflect the strength of our commitment to customer advocacy. We have also made strong progress against our priorities, which are to deliver: – Compelling and differentiated propositions for every stage of a customer’s life Prudential’s comprehensive product suite meets a broad range of needs across every life stage of our customers, helping them achieve their health, protection and wealth goals. We are actively focused on developing relevant propositions to serve the unique needs of each segment across the range of life stages. In February we launched our market-leading Entrust Multi-Currency Plan in Hong Kong, which features advanced legacy planning tools tailored to individual needs. Our multi-currency product suites are designed to meet the increasing needs of Hong Kong customers for currency flexibility. In April, we launched a multi-pay Indexed Universal Plan in Singapore, building on the success of the single-premium version introduced in 2024. This product continues our focus on serving the high-net-worth segment by helping clients accumulate and protect their wealth while also creating a lasting legacy for future generations. To address health and protection needs, we continue to drive awareness across segments and deliver tailored products to specific customer groups. In Malaysia, PRUWith You Plus offers a flexible plan with an increasing sum assured, allowing customers to adjust their coverage to meet their evolving needs. The plan also addresses parents' concerns about their children's protection, providing extra coverage for children from birth to age seven at no extra cost and without underwriting. Overall, we added 950,000 new customers in the first half of 2025. – Seamless customer journey and experience enabled by technology and data analytics We enhanced our customer digital servicing platform, PRUServices, to elevate the overall customer journey by incorporating real-time feedback capabilities. To date, PRUServices is live in seven business units, with Cambodia being the latest addition. We expect two more business units to go live by the end of 2025. With the increased use of the self-service platform, we are seeing customer service call volumes fall. We are continuing to leverage artificial intelligence ('AI') and data analytics to drive better customer experience, such as claims processing through AI claims adjudication. – Building advocacy for lifetime value We are deploying a consistent customer engagement platform to automate and personalise customer engagement in major Asia markets. To date, the customer engagement platform ('CEP') is active across eight business units, building on the four at the end of 2024. The CEP enables Prudential to deliver tailored communications to the right customers in a timely manner; for example by leveraging AI to customise message timing to match customers’ preferences and patterns and by prompting communication on certain events. From January to June 2025, approximately $100 million of APE sales have been generated from customers who interacted with Prudential via the platform. We will continue to nurture our customers by providing relevant content and enhancing lead quality through data-driven insights. 8

Technology-powered distribution – Prudential's leadership in distribution is powered by highly engaged people, scalable technology and partnerships with well-known banks in Asia and Africa. Our strategy for further strengthening our distribution network is focused on two key channels – agency and bancassurance – where we continue to see promising signs of growth and innovation.

Agency

	Half year			
	2025 $m	2024 $m	AER change %	CER change %
Agency new business profit	**708**	676	5	4

We remain confident in delivering our 2027 ambition of more than doubling new business profit per active agent and achieving a two-and-a-half to three times increase in agency new business profit from the 2022 level. To support this, we are enhancing agent quality, activation and productivity across all our markets.

Our focus is on attracting and enabling agents who can deliver sustained performance and, in particular, drive increased health and protection as a proportion of our sales mix.

We are carrying out a substantial investment programme in technology to enhance recruitment processes, with increasing focus on quality, and to drive the professionalisation of our agency force, while increasing the number of Million Dollar Round Table (MDRT) agents and solidifying our position as the second-largest MDRT agency force globally.

Our goal is to create a tech-enabled, future-fit distribution channel that delivers efficient growth.

Agency new business profit grew 4 per cent to $708 million in the first half of 2025, driven by higher sales volume and margin improvement, with APE sales increasing by 3 per cent to $1,312 million.

New business profit growth was driven by strong performances in Hong Kong and Indonesia and continued progress in Singapore. Specific market and regulatory challenges in Mainland China, Malaysia and Vietnam held back the contribution from each of these markets. Excluding these three markets, new business profit growth from our remaining businesses would have been 10 per cent in the first half of 2025.

Our focus on agent productivity is demonstrated by the 10 per cent increase in monthly new business profit per active agent to around $2,300 in the first half of 2025. We are starting to see early signs of the benefit of our long-term strategic global partnership with MDRT.org, supported by concerted effort globally to maximise this partnership. The quality of our agency force is demonstrated by an increase of 3 per cent in the year-to-date number of agents qualifying for MDRT status, compared with the same point in the prior year. These MDRT-qualifying agents contributed more than one-third of agency APE sales in the first half.

We are continuing to develop our quality recruitment programme PRUVenture in multiple markets to drive new agent activation and productivity. PRUVenture continued its momentum in the first half of 2025, with more than 2,000 new PRUVenture recruits across the Group. The percentage of APE sales from new agent recruits contributed by PRUVenture new recruits increased by 9 percentage points compared with the prior period. This demonstrates the continued success of our strategy and validates the scaling of this programme across other markets.

While we made progress in agent productivity and recruitment, overall monthly average active agent numbers in the period were lower year-on-year at 58,000. This reflects our strategic focus on quality as we transform in markets that predominantly focused on the mass recruitment model, namely the Philippines and Vietnam. In addition, in Malaysia, we continue to see industry-wide challenges in agent recruitment, with health repricing matters affecting agent activation, as health is often the door-opening proposition in Malaysia.

In addition, we have launched a company-wide strategic programme to improve agent productivity and activity rates. This is focused on accelerating quality recruitment, upskilling the existing agency force and driving upward mobility of the MDRT agents. The programme provides tailored propositions and digital and AI-enabled tools and platforms to allow our agents to deepen their customer relationships and offer more relevant services. As an example of the success of these initiatives we have seen APE sales generated from system-recorded leads increase by 43 per cent compared with the prior year, following on-going upgrading of our leads management systems and processes.

Bancassurance

	Half year			
	2025 $m	2024 $m	AER change %	CER change %
Bancassurance new business profit	**505**	388	30	28

Our bancassurance channel continues to make strong progress towards our 2027 objectives to increase new business profit from bancassurance by one-and-a-half to two times the 2022 level by 2027. The first half of 2025 saw new business profit grow by 28 per cent with 14 markets delivering double-digit new business profit growth.

This increase in new business profit was driven by both growth in volumes, with APE sales increasing 6 per cent to $1,435 million, and significant margin growth, reflecting the effects of new product launches, product repricing and positive product mix effects.

Growth in APE sales was driven by a combination of regional partnerships and local partnerships across markets, including Standard Chartered Bank ('SCB') and CITIC. We work with our partners to optimise their network and deepen our relationship through customised distribution models and training. Overall, our bancassurance channel saw over 130,000 new customers through business generated by our strategic partnerships.

9

Our strategic partnership with BSI in Indonesia has been activated, giving us increased access to the Syariah market. We continue to develop additional products for this market, with a range of protection and savings products successfully launched. During the first half of 2025, BSI contributed 12 per cent of total Indonesia bancassurance business APE sales and 26 per cent of total Indonesia bancassurance new business profit. As well as with our strategic partners, we are seeing success in our non-exclusive relationships, with a 13 per cent increase in APE sales from these relationships. We continue to broaden and deepen our solutions to meet customer needs, with a focus on driving future health and protection APE sales. This has included the successful launch of a new combined critical illness and savings plan for SCB customers in Malaysia and a new high-end medical product for customers of our bank partners in Taiwan. We have also continued to develop products in the affluent and high-net-worth space, such as our Entrust Multi-Currency Plan in Hong Kong and our Indexed Universal Life product in Singapore as mentioned above. In addition, we have also launched Whole Life Legacy plans in Malaysia and Thailand that are tailored to meet the needs of high-net-worth customers in these markets. Transforming the health business model – We continue to make strong progress in our health transformation journey. Our dedicated health operating model has been in place for 18 months, and we are driving momentum across health product innovation, strengthening hospital provider relationships and empowering more agents to become champions of health. In the first half of 2025, health new business profit rose by 13 per cent to $119 million, driven by a 12 per cent increase in APE sales. This growth was achieved through both disciplined product repricing and broadly stable new business margins. We are making meaningful progress in strengthening our regional hospital provider network. Initiatives such as renegotiating provider contracts and implementing performance-based rewards for high-quality providers are on track to generate $87 million in annualised cost savings in 2025. Building on this momentum, we are now applying our learnings and best practices to enhance performance in smaller health markets. In Thailand, Vietnam and the Philippines, new business profit across these three markets grew by 17 per cent, from a small base, in the first half of 2025 compared with the same period last year, reflecting the opportunity and scalability of our integrated health operating model. In March 2025, we announced our intention to establish a standalone health insurance business in India in conjunction with the HCL Group, marking a significant step in expanding our footprint in one of Asia’s largest and fastest-growing health markets8 .. Specific updates on our health strategy: – Develop segment-specific health propositions We continue to advance our product strategy by developing innovative, highly segmented health solutions that address diverse customer needs across our markets. In Indonesia, we launched PRUSehat, a new, more affordable health product targeting the mass affluent segment, shaped by customer and agent insights. This launch reflects our commitment to expanding access to quality healthcare coverage. In Singapore, we launched PRUHospital Care360, a product that provides simple, affordable financial support during hospitalisation and addresses customers' short-term income protection needs. In the first half, we gave peace of mind to over 300,000 new health insurance customers across Asia, underscoring the growing demand for our differentiated health offerings and the effectiveness of our segmented product strategy. – Build a health-ready agency We further enabled our agency distribution partners to increase their focus on health by providing training, support and enhanced performance management. Technology, like our new Health AI chatbot in Singapore which addresses agent queries, remains an important driver of growth in addition to recognition programmes for health sales. – Deliver customer value through affordability We continue to develop a tiered regional provider network to enable enhanced control over medical claims costs and improve health outcomes. Following the consolidation of provider negotiations across markets in the prior year, we have unlocked significant economies of scale, delivering annualised claims savings as previously outlined. – Delivering technical excellence We continue to enhance our capabilities for health-specific claims, underwriting and the reduction of fraud, waste and abuse. In Hong Kong and Malaysia, we deployed Google's Health GenAI ('Gemini') on medical data, which is enhancing claims processing efficiency, specifically through faster approvals and improved accuracy. We also continue to advance toward more inclusive underwriting practices, with pilots under way to expand coverage eligibility and reduce friction for underserved segments. 10

Outlook We believe our diverse business model, consistent execution and investment in capabilities will drive quality and enduring growth to 2027 and beyond. 2025 marks an inflection point for growth in our gross operating free surplus generation, which will support growing shareholder returns. We are on track to grow new business profit, basic earnings per share based on adjusted operating profit and operating free surplus generated from in-force insurance and asset management business by more than 10 per cent in 2025, all based on constant exchange rates. We are confident about the future, despite market volatility, and continue to be confident in achieving our 2027 objectives. Notes (1) The objectives assume exchange rates at December 2022 and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the same TEV and free surplus methodology will be applicable over the period and no material change to the economic assumptions will occur. (2) As in previous years, we discuss our performance in this report on a constant currency basis, unless stated otherwise. We discuss our financial position on an actual exchange rate basis, unless otherwise noted. See note A to the 'IFRS financial statements' for more detail on our exchange rate presentation. The definitions of the key metrics we use to discuss our performance are set out in the 'Definition of performance metrics' section later in this document. (3) After exiting life insurance businesses in Cameroon, Cote d'Ivoire and Togo. (4) Based on FY24 data from local regulators, industry associations and Prudential internal data. Estimates are based on market intelligence if data is not publicly available. (5) rNPS is tracked for specific business units. In relation to rNPS, business units equate to legal entities. (6) ICICI Prudential Asset Management Company Limited is proposing, subject to receipt of requisite approvals, market conditions and other considerations, to undertake an initial public offer of its equity shares and has filed a draft red herring prospectus dated July 8, 2025 ('DRHP') with the Securities and Exchange Board of India ('SEBI') and the relevant stock exchanges. Potential investors should note that investment in equity shares involves a high degree of risk. Potential investors should not rely on the DRHP filed with SEBI for making any investment decision and should refer to the red herring prospectus that may be filed with the Registrar of Companies, Delhi and Haryana at New Delhi, in future. (7) Amounts are stated post the completion of the disposal of the life insurance businesses in Cameroon, Cote d'Ivoire and Togo. (8) Based on 2024 health premium income and forecast growth rates. Source – Allianz Global Insurance Report 2025: Rising demand for protection, May 2025. 11

Financial review Delivering growth and cash Prudential has made a positive start to the year, reflecting the continued strength of our broad-based, multi-market, multi-channel platform. The Group has delivered double-digit growth across all of our key financial performance metrics in the period, on-track with our full year 2025 targets. This reinforces our confidence in achieving our 2027 new business profit objective1 and the related 2027 objective1 for operating free surplus generated from in-force insurance and asset management business. As in previous periods, we comment on our performance in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in periods of currency movement. We discuss our financial position on an actual exchange rate basis. Any deviations from these approaches are noted in the text. All metrics used by management to assess performance (along with IFRS profit after tax) are before deducting the amount attributable to non-controlling interests, unless otherwise stated in the definition. Balance sheet metrics are presented net of non-controlling interests. As previously indicated, from the start of 2025, the Group adopted the ‘Traditional Embedded Value’ framework for embedded value reporting, and all related disclosures are presented on this basis. The definitions of the key metrics we use to discuss our performance in this report are set out in the 'Definitions of performance metrics' section later in this document. Operating free surplus generated from in-force insurance and asset management grew by 14 per cent in the period. This marks an inflection point in the trajectory of one of our key financial performance metrics and is consistent with the path we set out to deliver our 2027 objective. New business profit was up 12 per cent in the first half of the year, reflecting our continued focus on quality, with a third of new business profit coming from the sale of health and protection products. This is alongside actions to improve margins and prioritisation of high-quality, capital-generative new business. We have also made progress in improving our in-force performance, a key objective of our strategy. Before allowing for the investment in our capabilities in the period, the effect of operating variances and assumption changes on operating free surplus generated was $(28) million, smaller than the equivalent amount for the first half of 2024 of $(80) million. This reflects the benefit of our ongoing actions to improve our health performance and contain costs. We invested a further $96 million (2024: $82 million) in enhancing our customer, distribution, health and technology capabilities, in line with our strategy. IFRS operating profit after tax was up 7 per cent and, combined with a 5 per cent reduction in the weighted average number of shares driven by our ongoing buyback, resulted in basic earnings per share based on adjusted operating profit growing by 12 per cent. The 2025 first interim dividend is up 13 per cent. Our revised capital allocation framework continues to target holding a resilient regulatory capital position. Our period-end GWS shareholder cover ratio was 267 per cent and free surplus ratio 221 per cent, above our targeted operating levels. Levels were lower than last year as operating capital generation net of ordinary dividend payments and the benefit to capital from the debt issuance was largely offset by our ongoing $2 billion share buyback programme. At 30 June 2025, $1.5 billion had been returned to shareholders, with the balance expected to be completed by year-end. $711 million of this has been executed since 1 January 2025. During the period, as part of our regular financing plans, we issued SGD 600 million (USD 462 million, net of costs) of subordinated debt at an attractive coupon of 3.8 per cent – an inaugural raising of debt in an Asian currency further demonstrating our credit standing and access to capital. At 30 June 2025, our Group leverage ratio (Moody's basis) was 14 per cent, marginally above that at the end of 2024. Our balance sheet strength, together with the progress of the business and the trajectory of our operating free surplus generation, enables us to shift our capital allocation framework towards a total return orientation. Our key priority in allocating capital is reinvestment in profitable new business at attractive rates of return and short payback periods on the capital invested by shareholders, followed by investment in our capability programmes. Our next allocation is to return capital to shareholders. Our ordinary dividend policy, which remains unchanged, is to grow broadly in line with the Group's net operating free surplus generation after investment in new business, central costs and investment in capabilities. In addition to the ordinary dividend, following refinements to our capital allocation hierarchy, the Board will now consider making additional recurring returns of capital out of the annual flow of capital generation. Capital returns will be set taking into account the Group's financial condition and prospects, applicable capital and solvency requirements, investment opportunities, market conditions and the general economic environment. In light of our encouraging operational and financial performance, specifically with regards to operating free surplus generation, the aforementioned revision to the capital allocation framework will result in the following in the near term: – An increase of more than 10 per cent in the total ordinary dividend per share for each of 2025, 2026 and 2027; and – Additional returns of capital to shareholders: $500 million of share buybacks in 2026 and $600 million in 2027. 12

In addition to the dividend and the additional capital returns in 2026 and 2027 set out above, we intend to return to Prudential's shareholders the initial net proceeds from the potential IPO of IPAMC6 , which is subject to market conditions, requisite approvals and other considerations. We will continue to assess the deployment of free surplus in the context of the Group's growth aspirations, leverage capacity and our liquidity and capital needs, based on the free surplus ratio. We seek to operate with a free surplus ratio of between 175 per cent and 200 per cent. If the free surplus ratio is above the operating range over the medium term, and taking into account opportunities to reinvest at appropriate returns and allowing for market conditions, capital will be returned to shareholders. We announced in February 2025 that we were evaluating a potential listing of IPAMC, our India asset management joint venture in which we hold 49 per cent. Following this, in July 2025, a draft red herring prospectus was filed comprising an offer for sale of up to 10 per cent of the equity share capital in IPAMC by Prudential Corporation Holdings Limited ('PCHL', a subsidiary of Prudential). We also announced that PCHL had entered into an inter se agreement with ICICI Bank Limited stating ICICI Bank's intention to acquire up to 2 per cent of the equity share capital in IPAMC from PCHL prior to commencement of listing and trading pursuant to the IPO, which is subject to market conditions, requisite approvals and other considerations. Global markets experienced a sell-off following the Liberation Day tariff announcements, followed by recoveries in many markets. The current tariff uncertainty does not directly impact our business but second order impacts from wider market and economic effects could arise. The first half of 2025 saw generally lower government bond yields, both in the US and across the majority of our Asia markets. The US 10-year yield reduced to 4.3 per cent from 4.7 per cent at the end of 2024. Interest rates in Hong Kong and Singapore reduced more markedly during the same period. Equity market performance was relatively volatile over the period, but major indices ended the period higher than at the end of 2024. The S&P 500 Index increased by 5 per cent, the MSCI Asia ex Japan Index increased by 13 per cent, while the Hang Seng Index increased by 20 per cent. However, a number of markets, notably in the ASEAN region, saw lower equity indices over the period. The period was also characterised by considerable foreign exchange volatility, with the US dollar weakening compared with most global currencies. The Group does not accept significant shareholder exposures to foreign exchange risks in currencies outside their local markets. Our businesses hold assets denominated in their local currencies, primarily to back local currency insurance liabilities. Where our businesses have surplus assets, or are expected to make remittances, that are significant to the Group, this foreign exchange exposure is hedged, if it is economically optimal to do so. Several of our markets have currencies that are US-dollar linked, and we write many products denominated in US dollars, with US-dollar net assets held accordingly. This led to a translation headwind in the period on non-operating items, when US-dollar denominated business was translated into local currency. This was offset by positive foreign exchange movements, recognised outside of the income statement, when these net assets were retranslated back into US dollars. After taking into account these market effects net of tax, IFRS profit after tax was $1,359 million (2024: $190 million). This profit, along with $481 million of positive foreign exchange rate movements but partially offset by $(1,123) million of returns to shareholders, led to an increase in IFRS shareholders' funds, which were $18,119 million at 30 June 2025 (31 December 2024: $17,492 million on an actual exchange rate basis). Group TEV equity at 30 June 2025 was $35,000 million (31 December 2024: $34,267 million on an actual exchange rate basis), equivalent to $13.54 per share (31 December 2024: $12.89 per share on an actual exchange rate basis). On 31 July 2025, we announced that we had reached a full and final settlement regarding a dividend claim made by Detik Ria, the 49 per cent shareholder in Sri Han Suria Sdn Bhd, the holding company of Prudential Assurance Malaysia Berhad. In aggregate, the effect of the settlement is expected to be a small increment to the Group's IFRS shareholder equity. 13

IFRS profit

	Actual exchange rate			Constant exchange rate		Actual exchange rate
	Half year			Half year		Full year
	2025 $m	2024 $m	Change %	2024 $m	Change %	2024 $m
Hong Kong	**587**	504	16%	505	16%	1,069
Indonesia	**114**	132	(14)%	128	(11)%	268
Mainland China	**212**	197	8%	196	8%	363
Malaysia	**206**	152	36%	165	25%	338
Singapore	**348**	343	1%	349	0%	693
Growth markets and other	**336**	362	(7)%	360	(7)%	688
Insurance business	**1,803**	1,690	7%	1,703	6%	3,419
Asset management	**158**	155	2%	155	2%	304
Total segment profit	**1,961**	1,845	6%	1,858	6%	3,723
Other income and expenditure						
Net investment return and other items	**(24)**	1	n/a	1	n/a	21
Interest payable on core structural borrowings	**(87)**	(85)	(2)%	(85)	(2)%	(171)
Corporate expenditure	**(119)**	(119)	0%	(119)	0%	(237)
Other income and expenditure	**(230)**	(203)	(13)%	(203)	(13)%	(387)
Restructuring costs	**(87)**	(98)	11%	(99)	12%	(207)
Adjusted operating profit before tax	**1,644**	1,544	6%	1,556	6%	3,129
Non-operating items:						
Short-term interest rate and other market fluctuations	**72**	(1,081)	n/a	(1,081)	n/a	(105)
Loss attaching to corporate transactions	**(16)**	(69)	n/a	(70)	n/a	(71)
Profit for the period before tax	**1,700**	394	n/a	405	n/a	2,953
Adjusted operating profit before tax	**1,644**	1,544	6%	1,556	6%	3,129
Tax on operating items	**(278)**	(273)	(2)%	(276)	(1)%	(547)
Adjusted operating profit after tax	**1,366**	1,271	7%	1,280	7%	2,582
Short-term interest rate and other market fluctuations	**72**	(1,081)	n/a	(1,081)	n/a	(105)
Loss attaching to corporate transactions	**(16)**	(69)	n/a	(70)	n/a	(71)
Tax (charge) credit attributable to items above	**(63)**	61	n/a	61	n/a	9
Profit for the period after tax	**1,359**	182	n/a	190	n/a	2,415

IFRS earnings per share

	Actual exchange rate			Constant exchange rate		Actual exchange rate
	Half year			Half year		Full year
	2025	2024	Change %	2024	Change %	2024
Basic earnings per share based on adjusted operating profit after tax	**49.3¢**	43.8¢	13	43.9¢	12	89.7¢
Basic earnings per share based on IFRS profit after tax	**49.2¢**	4.4¢	n/a	4.4¢	n/a	84.1¢

Adjusted operating profit reflects that the assets and liabilities of our insurance businesses are held for the longer term and the Group believes that the trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded.

Group adjusted operating profit was $1,644 million, up by 6 per cent, driven by a 6 per cent increase in profits from our long-term insurance business. This reflected higher insurance service revenue as the growth in the business grew the release from both the contractual service margin and risk adjustment in the period. This was partially offset by moderately lower net investment income (measured on a longer-term basis). Adjusted operating profit generated by Eastspring, our asset management business, grew 2 per cent. If investment earnings on seed capital are excluded, growth was 8 per cent, in line with the movement in average funds under management in the period. Central net expenditure was higher in the period, following a fall in the level of interest income earned on cash balances as the share buyback progressed in the first half of 2025.

Earnings per share, based on adjusted operating profit, net of tax and non-controlling interest, grew 12 per cent to 49.3 cents (2024: 43.9 cents).

A detailed discussion of IFRS financial performance by segment, including analysis of the asset management business, is presented in the 'Segment discussion' section.

14

Adjusted operating profit after tax

The table below sets out the Group's adjusted operating profit after tax by segment.

	Actual exchange rate			Constant exchange rate		Actual exchange rate
	Half year			Half year		Full year
	2025 $m	2024 $m	Change %	2024 $m	Change %	2024 $m
Hong Kong	**547**	470	16	471	16	971
Indonesia	**93**	107	(13)	103	(10)	218
Mainland China[2]	**212**	197	8	196	8	363
Malaysia[2]	**157**	117	34	127	24	264
Singapore	**297**	288	3	293	1	594
Growth markets and other[2]	**262**	282	(7)	281	(7)	531
Insurance business	**1,568**	1,461	7	1,471	7	2,941
Asset management	**146**	142	3	141	4	275
Total segment profit	**1,714**	1,603	7	1,612	6	3,216
Other (including central items and restructuring costs)	**(348)**	(332)	(5)	(332)	(5)	(634)
Adjusted operating profit after tax	**1,366**	1,271	7	1,280	7	2,582

Analysis of drivers of insurance business operating profit before tax

	Actual exchange rate			Constant exchange rate		Actual exchange rate
	Half year			Half year		Full year
	2025 $m	2024 $m	Change %	2024 $m	Change %	2024 $m
Adjusted release of CSM[3]	**1,230**	1,091	13	1,099	12	2,333
Release of risk adjustment	**142**	128	11	130	9	268
Experience variances	**2**	(30)	107	(31)	106	(81)
Other insurance service result	**(85)**	(50)	(70)	(49)	(73)	(68)
Adjusted insurance service result	**1,289**	1,139	13	1,149	12	2,452
Net investment result on longer-term basis	**605**	641	(6)	643	(6)	1,146
Other insurance income and expenditure	**(40)**	(42)	5	(41)	2	(89)
Share of related tax charges from joint ventures and associates	**(51)**	(48)	(6)	(48)	(6)	(90)
Insurance business	**1,803**	1,690	7	1,703	6	3,419

The release of contractual service margin ('CSM') is the principal source of our IFRS 17 insurance business adjusted operating profit. The adjusted CSM release in the first half of 2025 equates to an annualised adjusted release rate of 10.2 per cent (2024: 9.9 per cent on an actual exchange rate basis).

The release of the risk adjustment of $142 million (2024: $130 million) represents the expiry of non-market risk in the period. As expected, this release remains relatively stable with that in the prior period.

Improving claims experience, given the actions taken on our health business, as well as our ongoing focus on increasing capital generation, led to experience variances improving to $2 million in HY25 compared with $(31) million in the prior year.

The other insurance service result of $(85) million (2024: $(49) million) largely reflects losses on contracts that are described under IFRS 17 as 'onerous', either at inception or because changes in the period result in the CSM being exhausted. The amount shown in adjusted operating profit represents all losses on contracts classified as onerous; for example, it reflects both economic and non-economic movements. The improvement in the level of losses incurred in Mainland China was more than offset by deterioration in Singapore – where small gains last year from rising interest rates were replaced by small losses in 2025 as interest rates fell – and Vietnam, given the challenges in the market. While these contracts are noted as 'onerous' under IFRS 17, it does not mean these contracts are not profitable overall, as the CSM does not allow for real-world returns, which are earned over time.

The net investment result of $605 million (2024: $643 million) largely reflects the long-term return on assets backing equity and capital and long-term spreads on business not accounted for under the variable fee approach. The fall in HY25 is largely attributable to a fall in assets backing shareholder equity following dividends paid by Hong Kong in the prior year out of surplus capital.

Other income and expenditure of $(40) million (2024: $(41) million) mainly relates to expenses that are not directly related to an insurance contract as defined under IFRS 17 and is consistent with the level incurred in the prior year.

15

Movement in contractual service margin

The CSM balance represents a discounted stock of unearned profit that will be released over time as services are provided. This balance increases due to additions from profitable new business contracts sold in the period and the unwind of the in-force book. It is also updated for any changes in expected future profitability, where applicable, including the effect of short-term market fluctuations for business measured using the variable fee approach. The release of the CSM, which is the main driver of adjusted operating profit, is then calculated after allowing for these movements.

In a normalised market environment, measured by reference to long-term rates, if the contribution from new business and the unwind of the CSM balance is greater than the rate at which services are provided, then the CSM balance will increase. The new business added to the CSM will, therefore, be an important factor in building the CSM, and we expect the compounding effect from the new business added to the CSM over time to support growth in IFRS 17 adjusted operating profit in the future.

The table below sets out the movement of CSM over the period.

Contractual Service Margin net of reinsurance

	Actual exchange rate		
	Half year		Full year
	2025 $m	2024 $m	2024 $m
CSM at 1 January (net of reinsurance)	**21,960**	21,012	21,012
New contracts in the period	**1,249**	1,213	2,596
Unwind*	**865**	818	1,731
Balance before variances, effect of foreign exchange and CSM release	**24,074**	23,043	25,339
Economic and other variances	**1**	(913)	(671)
Balance before release	**24,075**	22,130	24,668
Release of CSM to income statement	**(1,235)**	(1,097)	(2,352)
Effect of movements in exchange rates	**685**	(493)	(356)
CSM at the end of the period (net of reinsurance)	**23,525**	20,540	21,960
CSM relating to reinsurance attributable to policyholders	**769**	1,456	789
Related deferred tax adjustments	**(2,750)**	(2,551)	(2,604)
Less non-controlling interests	**(1,050)**	(934)	(977)
Adjusted shareholders' CSM at the end of the period (net of reinsurance)	**20,494**	18,511	19,168

* The unwind of CSM presented in this table reflects the accretion of interest on general measurement model ('GMM') contracts, as presented in note C3.2 to the IFRS financial results, together with the unwind of the CSM related to variable fee approach contracts on a long-term basis. This differs from the presentation in note C3.2 to the IFRS financial results by reallocating $700 million from economic and other variances to unwind.

Profitable new business in the first half of 2025 grew the CSM by $1,249 million, which, combined with the unwind of the CSM balance shown in the table above of $865 million, increased the CSM by $2,114 million. This increase exceeded the release of the CSM to the income statement in the period of $(1,235) million, demonstrating the strength of our franchise and its ability to deliver future growth in CSM as demonstrated by the double-digit increase in adjusted insurance service result (a major contributor to adjusted operating profit in the first half of 2025).

Other movements in the CSM reflect economic and other variances to update the CSM for changes in expected future profitability, including the impact of short-term market effects of business accounted for under the variable fee approach. The remainder of the variance includes the effects of the operating variances and assumption changes on future profits. Movements in exchange rates had a positive impact of $685 million on the closing CSM. Overall, the CSM increased by 7 per cent from 31 December 2024 (on an actual exchange rate basis).

Other income and expenditure

Corporate expenditure incurred in the period of $(119) million is unchanged from the prior period reflecting continued control of head office costs. Interest costs on central core borrowings was also broadly flat reflecting the fixed costs on our central debt. Net investment return and other items totalled $(24) million (2024: income of $1 million) with the increase in net costs reflecting lower interest earnings on central cash balances, following declines in interest rates and lower average central cash balances given the outflows for share buybacks and dividends. As anticipated, restructuring costs were lower at $(87) million (2024: $(99) million).

IFRS basis non-operating items

Non-operating items in the year consist of positive short-term fluctuations in investment returns of $72 million (2024: $(1,081) million) together with $(16) million of losses associated with corporate transactions (2024: $(69) million), which principally reflect the recycling of previously recognised currency translation amounts from other comprehensive income to profit for the period following disposals.

The short-term fluctuations reflect the effect of lower interest rates in many of our markets, including Hong Kong and Singapore. These falls result in gains on bond assets backing shareholders' equity and a positive impact on the present value of future profits from certain health and protection products classified as general measurement model contracts. These future profits are treated as assets on the IFRS balance sheet. These positive impacts have been partially offset by short-term fluctuations arising in our business in Mainland China. Falling interest rates decrease discount rates and hence increase liabilities and, given there is a significant proportion of GMM contracts in that market, this results in an income statement loss. Losses were more muted than in the prior period and benefited from actions taken by the Group to manage interest rate risk.

16

IFRS effective tax rates

In the first half of 2025, the effective tax rate on adjusted operating profit was 17 per cent, similar to the effective tax rate in the first half of 2024 of 18 per cent.

The effective tax rate on total IFRS profit in the first half of 2025 was 20 per cent (2024: 54 per cent). The effective tax rate in the first half of 2024 reflected the adverse impact of investment losses on which no tax credit is recognised, which had a much lesser impact on the effective tax rate in the first half of 2025.

In the first half of 2025, the new Organisation for Economic Co-operation and Development ('OECD') global minimum tax rules were implemented in Hong Kong, effective from 1 January 2025. This brings the whole Prudential Group into scope of the new tax rules. The IFRS tax charge for the first half of 2025 includes $4 million (2024: $nil) in respect of global minimum tax.

Value

New business profit was up 12 per cent, driven by increased APE sales and positive pricing and product mix effects. Growth was led by Hong Kong and Indonesia, with growth in 13 of our 19 life markets[7] on this basis.

Segment APE, NBP and margin

	Half year 2025 $m		Half year 2024 $m		AER change %		CER change %		New business margin	
	APE sales	**New business profit**	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	**Half year 2025**	Half year 2024
Hong Kong	**1,085**	**540**	955	464	14	16	13	16	**50%**	49%
Indonesia	**125**	**51**	107	39	17	31	20	34	**41%**	36%
Mainland China (Prudential's share)	**359**	**156**	324	145	11	8	11	8	**43%**	45%
Malaysia	**190**	**44**	191	47	(1)	(6)	(8)	(12)	**23%**	25%
Singapore	**425**	**184**	450	173	(6)	6	(7)	5	**43%**	38%
Growth markets and other	**1,104**	**316**	1,084	280	2	13	1	11	**29%**	26%
Total insurance business	**3,288**	**1,291**	3,111	1,148	6	12	5	11	**39%**	37%
Less central costs allocated to new business		**(31)**		(27)		(15)		(11)		
Total Group insurance business	**3,288**	**1,260**	3,111	1,121	6	12	5	12	**38%**	36%

Analysis of new business profit margin by quarter

New business profit ('NBP'), annual premium equivalent ('APE') sales and new business margin can be analysed by quarter as follows:

	2025			2024 AER			2024 CER		
	NBP post central costs	**APE**	**New business margin on APE**	NBP post central costs	APE	New business margin on APE	NBP post central costs	APE	New business margin on APE
	$m	**$m**	**%**	$m	$m	%	$m	$m	%
Q1	**608**	**1,677**	**36%**	545	1,625	34%	543	1,609	34%
Q2	**652**	**1,610**	**40%**	576	1,488	39%	588	1,526	39%
Foreign exchange adjustment	**–**	**1**	**n/a**	–	(2)	n/a	(1)	1	n/a
Total half year	**1,260**	**3,288**	**38%**	1,121	3,111	36%	1,130	3,136	36%

Our new business mix continues to reflect our focus on quality and higher-margin products, with 33 per cent of new business profit arising from health and protection business.

A detailed discussion of new business performance by segment, including analysis of asset management business, is presented in the section 'Segment discussion'.

17

TEV basis results

TEV financial results

	Actual exchange rate			Constant exchange rate	
	Half year			Half year	
	2025 $m	2024 $m	Change %	2024 $m	Change %
New business profit	**1,260**	1,121	12	1,130	12
Profit from in-force business	**1,154**	960	20	969	19
Insurance business	**2,414**	2,081	16	2,099	15
Asset management business	**146**	142	3	141	4
Operating profit from insurance and asset management businesses	**2,560**	2,223	15	2,240	14
Change in allowance for corporate expenditure and other central costs incurred in the period	**(236)**	(214)	(10)	(215)	(10)
Operating profit for the period before restructuring costs	**2,324**	2,009	16	2,025	15
Restructuring costs	**(84)**	(96)	13	(96)	13
Operating profit for the period	**2,240**	1,913	17	1,929	16
Non-operating results	**(1,169)**	68	n/a	66	n/a
Profit for the period	**1,071**	1,981	(46)	1,995	(46)
Non-controlling interests' share of profit	**(32)**	(38)	(16)		
Profit for the period attributable to equity holders of the Company	**1,039**	1,943			
Foreign exchange movements	**832**	(669)			
Dividends, net of scrip dividends	**(426)**	(390)			
Adjustment to non-controlling interest for Malaysia conventional life business on 1 Jan 2024	**–**	(1,375)			
Share repurchases/buybacks	**(697)**	(123)			
Other equity movements	**(15)**	(31)			
Net increase (decrease) in Group TEV equity	**733**	(645)			
Group TEV equity at beginning of period	**34,267**	34,171			
Group TEV equity at end of period	**35,000**	33,526			
% annualised operating profit/Group TEV for insurance business excluding intangibles at beginning of period	**15**	13			

	Actual exchange rate	
Group TEV equity	**30 Jun 2025 $m**	31 Dec 2024 $m
Represented by:		
Hong Kong	**12,895**	13,876
Indonesia	**1,290**	1,256
Mainland China (Prudential's share)	**2,654**	2,860
Malaysia	**3,548**	3,254
Singapore	**6,884**	6,264
Growth markets and other	**8,216**	7,336
Non-controlling interests' share of embedded value	**(1,710)**	(1,585)
Embedded value from insurance business excluding goodwill	**33,777**	33,261
Asset management and other excluding goodwill	**2,536**	2,348
Provision for future central corporate expenditure	**(2,084)**	(2,078)
Group TEV	**34,229**	33,531
Goodwill attributable to equity holders	**771**	736
Group TEV equity at end of period	**35,000**	34,267
Group TEV equity per share	**1,354¢**	1,289¢

Group TEV operating profit increased by 16 per cent to $2,240 million, reflecting a 15 per cent increase in the operating profit for the insurance business, a 4 per cent increase in the operating profit for the asset management business and broadly flat total central and restructuring costs. The annualised operating profit as a percentage of Group TEV for insurance business excluding intangibles at the beginning of the period was 15 per cent (2024: 13 per cent).

The operating profit from the insurance business increased to $2,414 million, reflecting growth in new business and in-force business profit, with the latter increasing 19 per cent to $1,154 million. The profit from in-force business is driven by the expected return and the effects of operating assumption changes and experience variances. The expected return was 6 per cent higher at $1,274 million, reflecting a higher opening balance

18

to which the expected return is applied, given the growth in the business in 2024. Operating assumption changes and experience variances were negative $(120) million in total, an improvement from the $(231) million in 2024 on a constant exchange rate basis. These amounts included $96 million of investment in enhancing our capabilities across our pillars and enablers (2024: $82 million).

The non-operating loss of $(1,169) million (2024: profit of $66 million) was largely driven by the impact of a reduction in interest rates across most of our Asian markets with a consequential reduction in the investment return assumptions (which trend from current to long-term assumptions over time) with no change in the long-term discount rate to offset. It also reflects the effect on our Mainland China business from the application of a more prudent valuation interest rate used to discount local statutory reserves and from further actions to de-risk our asset portfolio. This compares with the first half of 2024, which saw interest rate rises in many markets leading to increases in investment return assumptions.

Overall, TEV equity increased to $35.0 billion as at 30 June 2025 (31 December 2024: $34.3 billion). Of this, $33.8 billion (31 December 2024: $33.3 billion) relates to the insurance business operations, excluding goodwill attributable to equity shareholders and before the provision for future corporate expenditure.

The $33.8 billion referred to above includes our 21.97 per cent share of our India life business associate, valued using embedded value principles. The market capitalisation of 100 per cent of this life business associate at 30 June 2025 was circa $11.1 billion, which compares with a publicly reported embedded value of circa $5.6 billion at 31 March 2025.

Group TEV equity per share at 30 June 2025 was 1,354 cents (31 December 2024: 1,289 cents on an actual exchange rate basis).

Shareholders' equity

Group IFRS shareholders' equity

	2025 $m	2024 $m	
	Half year	Half year	Full year
Profit for the period	**1,359**	182	2,415
Less non-controlling interest	**(75)**	(62)	(130)
Profit after tax for the period attributable to shareholders	**1,284**	120	2,285
Exchange movements, net of related tax	**481**	(374)	(309)
External cash dividends	**(426)**	(390)	(552)
Share repurchases/buybacks	**(697)**	(123)	(878)
Adjustment to non-controlling interest	**–**	(857)	(857)
Other movements	**(15)**	(28)	(20)
Net increase (decrease) in shareholders' equity	**627**	(1,652)	(331)
IFRS shareholders' equity at beginning of the period	**17,492**	17,823	17,823
IFRS shareholders' equity at end of the period	**18,119**	16,171	17,492
Adjusted shareholders' contractual service margin (CSM) (net of reinsurance)	**20,494**	18,511	19,168
Adjusted total comprehensive equity[4]	**38,613**	34,682	36,660
IFRS shareholders' equity per share[4]	**701¢**	588¢	658¢
Adjusted total comprehensive equity per share[4]	**1,494¢**	1,262¢	1,379¢

Group IFRS shareholders' equity was $18.1 billion at 30 June 2025 (31 December 2024: $17.5 billion). This increase largely reflects profit for the period of $1.3 billion and positive exchange movements of $0.5 billion, partially offset by dividend payments and share buybacks of $(1.1) billion.

Adjusted total comprehensive equity represents the sum of Group IFRS shareholders' equity and shareholders' CSM, net of tax and reinsurance. Group's IFRS adjusted equity was $38.6 billion at 30 June 2025 (31 December 2024: $36.7 billion) reflecting the increase in IFRS shareholders' equity and the CSM. A full reconciliation to shareholders' equity is included in note C3.1 of the IFRS financial results.

Capital management

As discussed previously, in the first half of 2025, we have refined our capital allocation framework with a desire to drive better shareholder returns. This has led to a shift in focus towards a total return orientation out of the annual flow of capital generation. After this refinement our capital allocation priorities are as follows:

- We continue to target resilient capital buffers such that the Group shareholder coverage ratio is above 150 per cent of the shareholder Group Prescribed Capital Requirement to ensure the Group can withstand volatility in markets and operational experience. We seek to operate with a free surplus ratio of between 175 per cent and 200 per cent;
- Following sufficient capital being held, our priority for allocating capital will be re-investing in writing high-quality new business;
- Our next priority is investing in enhancing our core capabilities, primarily in the areas of customer, distribution, health as well as technology and operations (including data);
- Our dividend policy remains to grow broadly in line with net operating free surplus generation, which is calculated after investment in new business, central costs and capability investment. Given the strength of our capital generation, we expect to grow the ordinary dividend by

19

more than 10 per cent in each of 2025, 2026 and 2027. In addition to the ordinary dividend, the Board will now consider making additional recurring returns of capital out of the annual flow of capital generation. Capital returns will be set taking into account the Group's financial condition and prospects, applicable capital and solvency requirements, investment opportunities, market conditions and the general economic environment. This change reflects our long-term confidence in our business model and, as previously highlighted, means we are planning additional capital returns – $500 million of share buybacks in 2026 and $600 million in 2027;
- We will invest in value accretive inorganic opportunities where there is good strategic fit, with investment decisions, as always, being carefully judged against the alternative of returning surplus capital to shareholders; and
- We assess the deployment of free surplus in the context of the Group's growth aspirations, leverage capacity and our liquidity and capital needs, based on the free surplus ratio. We seek to operate with a free surplus ratio of between 175 per cent and 200 per cent. If the free surplus ratio is above the operating range over the medium term, and taking into account opportunities to reinvest at appropriate returns and allowing for market conditions, capital will be returned to shareholders.

To generate capital to allocate to these priorities, we will also prioritise managing our in-force embedded value to ensure maximum conversion into free surplus over time. We will drive improved emergence of free surplus by managing claims, expenses and persistency in each market. This additional free surplus will enable our continued investment in profitable new business at attractive returns, as well as in our strategic capabilities, and support payments of returns to shareholders, including dividends.

Group free surplus generation

Operating free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and, for our life operations, is generally based on the capital regimes that apply locally in the various jurisdictions in which the Group operates. It represents amounts emerging from the in-force business during the year, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the year. For insurance business, free surplus is generally based on (with adjustments including recognition of certain intangibles and other assets that may be inadmissible on a regulatory basis) the excess of the regulatory basis net assets (TEV total net worth) over the TEV capital required to support the covered business. Adjustments are also made to enable free surplus to be a better measure of shareholders' resources available for distribution. For shareholder-backed businesses, the level of TEV required capital has generally been based on the Group Prescribed Capital Requirements (GPCR) used in our GWS (Group-wide Supervision).

For asset management and other non-insurance business operations (including the Group's central operations), free surplus is taken to be IFRS shareholders' equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime.

Analysis of movement in Group free surplus

	Actual exchange rate			Constant exchange rate	
	Half year			Half year	
	2025 $m	2024 $m	Change %	2024 $m	Change %
Expected transfer from in-force business and return on existing free surplus	**1,538**	1,390	11	1,394	10
Changes in operating assumptions and experience variances	**(124)**	(162)	23	(162)	23
Operating free surplus generated from in-force insurance business	**1,414**	1,228	15	1,232	15
Asset management business	**146**	142	3	141	4
Operating free surplus generated from in-force insurance and asset management business	**1,560**	1,370	14	1,373	14
Investment in new business	**(434)**	(397)	(9)	(393)	(10)
	1,126	973	16	980	15
Other expenditure	**(230)**	(209)		(209)	
Restructuring costs	**(84)**	(96)	13	(96)	13
Operating free surplus generated	**812**	668	22	675	20
Non-operating and other movements, including foreign exchange	**(116)**	(836)			
Share repurchases/buybacks	**(697)**	(123)			
External cash dividends	**(426)**	(390)			
Subordinated debt issuance	**462**	–			
Net increase (decrease) in Group free surplus before amounts attributable to non-controlling interests	**35**	(681)			
Movement in non-controlling interest	**–**	(185)			
Free surplus at beginning of period	**12,358**	12,455			
Free surplus at end of period	**12,393**	11,589			
Free surplus at end of period excluding distribution rights and other intangibles	**8,520**	7,908			
Required capital	**7,027**	5,971			
Free surplus ratio (%)	**221**	232			

20

Operating free surplus generated from in-force insurance and asset management business was up 14 per cent to $1,560 million (2024: $1,373 million). The cost of investment in new business was $(434) million (2024: $(393) million), reflecting growth in APE sales and product mix effects, partially offset by favourable country mix effects. Consequently, the Group generated a net amount of operating free surplus from insurance and asset management operations (before restructuring costs) of $1,126 million, up 15 per cent compared with 2024. This acceleration in operating free surplus generation is in line with the shape of the cash flows we expected to generate in advance of 2027.

Our ongoing actions to improve capital generation were also seen with a reduction in the negative impact of operating assumption changes and variance effects in the period. Before allowing for the investment in our capabilities in the period, the effect of operating variances and assumption changes on operating free surplus generated was $(28) million, compared with $(80) million in the first half of 2024. We invested a further $96 million (2024: $82 million) in enhancing our customer, distribution, health and technology capabilities, in line with our strategy, to give an overall change in operating assumption changes and variance total of $(124) million (2024: $(162) million).

After allowing for central costs and restructuring costs, total Group operating free surplus generation was $812 million (2024: $675 million).

Total returns to shareholders in the first half of 2025 included amounts paid in the period for dividends of $426 million and share buybacks of $697 million. After allowing for these returns, short-term market fluctuations, currency movements and other items, free surplus at 30 June 2025 was $12.4 billion, broadly stable compared with the start of the year. Excluding distribution rights and other intangibles, free surplus was $8.5 billion (31 December 2024: $8.6 billion on an actual exchange rates basis). The free surplus ratio, defined as Group free surplus (excluding intangibles) plus TEV required capital divided by the TEV required capital, was 221 per cent at 30 June 2025, lower than the 232 per cent at 30 June 2024, as the Group's share buyback continues to progress.

Dividend

Reflecting the Group's capital allocation priorities, a portion of capital generation will be retained for reinvestment in organic growth opportunities and for investment in capabilities, and dividends will be determined primarily based on the Group's operating capital generation after allowing for the capital strain of writing new business and recurring central costs. Dividends are expected to grow broadly in line with the growth in the Group's operating free surplus generation and will be set taking into account financial prospects, investment opportunities and market conditions.

The Board applies a formulaic approach to first interim dividends, calculated as one-third of the previous year's full-year dividend per share. Accordingly, the Board has approved a 2025 first interim dividend of 7.71 cents per share (2024: 6.84 cents per share), an increase of 13 per cent.

A dividend reinvestment plan (DRIP) will continue to be offered to shareholders on the UK register. A scrip dividend alternative, with the issuance of new ordinary shares on the Hong Kong line only and the dilutive effect neutralised by a share repurchase on the London line, will be offered in respect of the 2025 first interim dividend.

Guidance on the application of the dividend policy alongside changes to our capital allocation framework are set out at the start of the Financial review.

Group capital position

The Prudential Group applies the Insurance (Group Capital) Rules set out in the GWS Framework issued by the Hong Kong Insurance Authority ('HKIA') to determine Group regulatory capital requirements (both minimum and prescribed levels). The GWS Group capital adequacy requirements require that total eligible Group capital resources are not less than the GPCR and that GWS Tier 1 group capital resources are not less than the GMCR. More information is set out in note I(i) of the Additional financial information.

The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the regulatory GWS capital basis, a shareholder GWS capital basis is also presented that excludes the contribution to the Group GWS-eligible Group capital resources, the GMCR and the GPCR from these participating funds.

	30 Jun 2025			31 Dec 2024		
	Shareholder	**Policyholder***	**Total†**	Shareholder	Policyholder*	Total†
Group capital resources ($bn)	**26.0**	**17.7**	**43.7**	24.8	16.3	41.1
of which: Tier 1 capital resources ($bn)	**17.7**	**1.5**	**19.2**	17.6	1.3	18.9
Group Minimum Capital Requirement ($bn)	**5.6**	**0.8**	**6.4**	5.1	0.7	5.8
Group Prescribed Capital Requirement ($bn)	**9.8**	**12.0**	**21.8**	8.9	11.3	20.2
GWS capital surplus over GPCR ($bn)	**16.2**	**5.7**	**21.9**	15.9	5.0	20.9
GWS coverage ratio over GPCR (%)	**267%**		**200%**	280%		203%
GWS Tier 1 surplus over GMCR ($bn)			**12.8**			13.1
GWS Tier 1 coverage ratio over GMCR (%)			**300%**			325%

* This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in total Company results where relevant.
† The total Company GWS coverage ratio over GPCR presented above represents the eligible group capital resources coverage ratio as set out in the GWS Framework, while the total Company GWS Tier 1 coverage ratio over GMCR represents the Tier 1 capital coverage ratio.

As at 30 June 2025, the estimated shareholder GWS capital surplus over the GPCR is $16.2 billion (31 December 2024: $15.9 billion), representing a coverage ratio of 267 per cent (31 December 2024: 280 per cent) and the estimated total GWS capital surplus over the GPCR is $21.9 billion (31 December 2024: $20.9 billion) representing a coverage ratio of 200 per cent (31 December 2024: 203 per cent).

21

Operating capital generation in the first half of 2025 was $0.8 billion after allowing for central costs and investment in new business. In addition, the Group issued $0.5 billion of subordinated debt in the first half of the year that contributed positively to the Group's available capital. These increases were offset by the payment of external dividends and share buybacks of $(1.1 billion). Non-operating, foreign exchange and other movements collectively contributed $0.1 billion, to give an overall increase in shareholder GWS capital surplus of $0.3 billion.

The Group's GWS position is resilient to external macroeconomic movements as demonstrated by the sensitivity disclosure contained in note I(i) of the Additional financial information, alongside further information about the GWS measure.

Financing and liquidity

Prudential seeks to maintain its financial strength rating with applicable credit rating agencies, which derives, in part, from its high level of financial flexibility to issue debt and equity instruments, which is intended to be maintained in the future. Prudential has substantial headroom to issue debt while remaining within the guidelines set by the credit rating agencies for its current rating of AA-.

Net core structural borrowings of shareholder-financed businesses

	30 Jun 2025 $m			31 Dec 2024 $m		
	IFRS basis	**Mark-to-market value**	**TEV basis**	IFRS basis	Mark-to-market value	TEV basis
Core borrowings of shareholder-financed businesses	**4,473**	**(124)**	**4,349**	3,925	(231)	3,694
Less: holding company cash and short-term investments	**(3,374)**	**–**	**(3,374)**	(2,916)	–	(2,916)
Net core structural borrowings of shareholder-financed businesses	**1,099**	**(124)**	**975**	1,009	(231)	778
Group leverage ratio (Moody's revised basis)	**14%**			13%		

The total core borrowings of the shareholder-financed businesses were $4.5 billion at 30 June 2025 (31 December 2024: $3.9 billion). In May 2025, the Group issued SGD 600 million 3.80 per cent subordinated debt maturing on 22 May 2035, with proceeds, net of costs, of USD 462 million. The Group had central cash resources of $3.4 billion at 30 June 2025 (31 December 2024: $2.9 billion). Holding company cash resources will continue to be deployed in the second half of the year towards our announced $2 billion share buyback, to be completed by year end 2025. We have not breached any of the requirements of our core structural borrowings nor modified any of their terms during 2025.

With the exception of a $750 million perpetual note that the Group retains the right to call at par on a quarterly basis, the Group's debt securities have contractual maturities that fall between 2029 and 2033. Further analysis of the maturity profile of the borrowings is presented in note C5.1 to the IFRS financial results.

In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group has structures in place to enable access to funding via the medium-term note programme, the US shelf programme (the platform for issuance of SEC-registered bonds in the US market), a commercial paper programme and committed revolving credit facilities. All of these are available for general corporate purposes. Proceeds from the Group's commercial paper programme are not included in the holding company cash and short-term investment balance.

Prudential plc has maintained a consistent presence as an issuer in the commercial paper market for the past decade and had $500 million in issue at 30 June 2025 (31 December 2024: $527 million).

As at 30 June 2025, the Group had a total of $1.6 billion of undrawn committed facilities, expiring in 2029. Apart from small drawdowns to test the process, such facilities have never been drawn, and there were no amounts outstanding at 30 June 2025.

22

Cash remittances

Holding company cash flow[5]

	Actual exchange rate		
	Half year		
	2025 $m	2024 $m	Change %
Net cash remitted by business units	**1,548**	1,310	18
Net interest (paid) received	**(25)**	16	n/a
Corporate expenditure	**(295)**	(233)	(27)
Centrally funded recurring bancassurance fees	**(198)**	(198)	–
Total central outflows	**(518)**	(415)	(25)
Holding company cash flow before dividends and other movements	**1,030**	895	15
Dividends paid, net of scrip dividends	**(426)**	(390)	(9)
Operating holding company cash flow after dividends but before other movements	**604**	505	20
Other movements			
Issuance of debt, net of costs	**462**	–	n/a
Share repurchases/buybacks (including costs)	**(715)**	(60)	n/a
Other corporate activities	**24**	12	100
Total other movements	**(229)**	(48)	n/a
Net movement in holding company cash	**375**	457	(18)
Cash and short-term investments at beginning of period	**2,916**	3,516	(17)
Foreign exchange movements	**83**	(2)	n/a
Cash and short-term investments at end of period	**3,374**	3,971	(15)

Remittances from our businesses were $1,548 million (2024: $1,310 million). Remittances were used to meet central outflows of $(518) million (2024: $(415) million) and to pay dividends of $(426) million (2024: $(390) million).

Central outflows include net interest paid of $25 million (2024: net interest income of $16 million), which reflects lower interest earned on central cash balances, given current interest rates and lower average cash balances for the share buyback programme. Interest payments made on core structural borrowings were largely flat in the first half of 2025.

Cash outflows for corporate expenditure of $(295) million (2024: $(233) million) include cash outflows for restructuring costs. These outflows have increased relative to the prior period as a result of timing differences in the receipt of cash from the recharge of relevant items to operating subsidiaries and timing differences between expense accrual and cash payment.

We had a $462 million increase in cash resources from new debt issued in May 2025 and utilised $(715) million of cash to settle repurchases of shares in the first half of 2025 under our $2 billion share buyback programme.

The Group will continue to seek to manage its financial condition such that it has sufficient resources available to provide a buffer to support the retained businesses in stress scenarios and to provide liquidity to service central outflows.

Notes

(1) The objectives assume exchange rates at December 2022 and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the same TEV and free surplus methodology will be applicable over the period and no material change to the economic assumptions.
(2) In our segmental disclosure, the tax on our life joint ventures in Mainland China and Malaysia (the Takaful business) and on our associate in India is included within the 'Growth markets and other' segment.
(3) Adjusted release of CSM reflects an adjustment to the release of CSM figure as shown in note C3.2 of the IFRS financial results of $(5) million (2024: $(6) million) for the treatment adopted for adjusted operating purposes of combining losses on onerous contracts and gains on profitable contracts that can be shared across more than one annual cohort. See note B1.3 to the IFRS financial results for more information.
(4) See note II of the Additional financial information for definition and reconciliation to IFRS balances.
(5) Holding company cash and short-term investments in Group head office companies.
(6) ICICI Prudential Asset Management Company Limited is proposing, subject to receipt of requisite approvals, market conditions and other considerations, to undertake an initial public offer of its equity shares and has filed a draft red herring prospectus dated July 8, 2025 ('DRHP') with the Securities and Exchange Board of India ('SEBI') and the relevant stock exchanges. Potential investors should note that investment in equity shares involves a high degree of risk. Potential investors should not rely on the DRHP filed with SEBI for making any investment decision and should refer to the red herring prospectus that may be filed with the Registrar of Companies, Delhi and Haryana at New Delhi, in future.
(7) After exiting life insurance businesses in Cameroon, Cote d'Ivoire and Togo.

23

Segment discussion

Delivering through our multi-market growth engines

The following commentary provides a discussion of the financial performance of each of the Group's segments for the first half of 2025.

As in previous years, we discuss our performance on a constant currency basis, unless stated otherwise. The definitions of the key metrics we use to discuss our performance in this report are set out in the 'Definitions of performance metrics' section later in this document, including, where relevant, references to where these metrics are reconciled to the most directly comparable IFRS measure.

Hong Kong

	Actual exchange rate			Constant exchange rate
	Half year			Half year
	2025	2024	Change	Change
APE sales ($m)	**1,085**	955	14%	13%
New business profit ($m)	**540**	464	16%	16%
New business margin (%)	**50**	49	1ppts	1ppts
Adjusted operating profit ($m)	**587**	504	16%	16%
Adjusted operating profit after tax ($m)	**547**	470	16%	16%
IFRS profit after tax ($m)	**656**	326	n/a	n/a

Financial performance

New business profit for our business in Hong Kong increased 16 per cent to $540 million in the first half of 2025, reflecting 13 per cent growth in APE sales to $1,085 million and margin improvements as we continued to benefit from repricing actions. Both Mainland China visitor and domestic customer segments achieved double-digit percentage new business profit growth. Agency and bancassurance distribution channels also grew new business profit by double-digit percentages.

New business profit in our domestic customer segment increased by 17 per cent in the first half of 2025 driven by higher volumes and improved margins. New business profit from sales to Mainland China visitors increased by 15 per cent.

We continue to innovate our products and services to serve our customers. In the first quarter, we launched a new multi-currency savings product with trust-like features, which provides families with financial flexibility to support their children's future. We also introduced a health reimbursement product that allows customers to utilise high-quality and cost-competitive healthcare providers in Mainland China. In the first half of 2025, the number of new-to-Prudential customers increased by 14 per cent compared with the same period in the prior year.

Higher sales through the agency channel led to a 15 per cent increase in new business profit from this channel, driven by strong demand for our multi-currency savings products and increases in both the number of new cases and average case size. Sales to both domestic and Mainland China visitor customers were strong. Our high-quality agency force continues to grow and improve, with 11 per cent year-on-year growth in average monthly active agents and a 4 per cent increase in agent productivity. In the first half of 2025, we added 2,600 new agent recruits and increased the number of agents that qualified for MDRT status.

Our bancassurance channel grew new business profit by 28 per cent in the period, with double-digit growth in volumes and margin expansion. APE sales were supported by new-to-insurance customers, who contributed 67 per cent of APE sales through SCB. Margins also expanded with the contribution of sales representing health and protection business increasing to 18 per cent of bancassurance APE sales in the first half.

In Hong Kong, adjusted operating profit was $587 million, up 16 per cent, reflecting higher levels of amortisation of the CSM balance, which has risen significantly in recent years given strong new business levels. The net investment result was lower, reflecting significant remittances to the centre in 2024 from strong levels of local capital surplus.

The IFRS profit after tax for our Hong Kong business was $656 million (2024: $327 million on a constant exchange rate basis). As well as the growth in operating profit, falling interest rates contributed to actual investment performance exceeding the long-term expectation in operating profit. This compares to the prior period where interest rates increased.

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Indonesia

	Actual exchange rate			Constant exchange rate
	Half year			Half year
	2025	2024	Change	Change
APE sales ($m)	**125**	107	17%	20%
New business profit ($m)	**51**	39	31%	34%
New business margin (%)	**41**	36	5ppts	4ppts
Adjusted operating profit ($m)	**114**	132	(14)%	(11)%
Adjusted operating profit after tax ($m)	**93**	107	(13)%	(10)%
IFRS profit after tax ($m)	**99**	71	39%	46%

Financial performance

Overall new business profit grew 34 per cent compared with same period last year, continuing the sales momentum in the agency channel that commenced in the second half of 2024. Margin expanded given a shift to the more profitable traditional, non-investment-linked business. Health new business profits grew by 63 per cent year-on-year, benefiting from the repricing actions that started in the second quarter of 2024. Overall, we are the second-largest insurance business in terms of market share[1].

In the first half of 2025, our agency business maintained the strong momentum it had built in the latter half of 2024. Performance in the health business remains strong, driven by new business and repricing effects. New business profit per active agent has increased by 16 per cent compared with the first half of 2024. This pivot to quality has supported new business profit growth of 32 per cent compared with the same period last year. There has been continued focus on optimising the number of active agents and enhancing recruitment quality. While recruitment volume has decreased compared with the same period in the prior year as we shift away from mass recruitment and prioritise quality hiring, we have seen a 13 per cent year-on-year increase in the average number of active agents per month.

Strong sales via the bancassurance channel led to 36 per cent growth in new business profit, driven by strong momentum in investment-linked products, as well as the initial contribution from our partnership with BSI, one of Indonesia's largest Syariah banks. We have successfully operationalised the BSI partnership, with activation of the in-branch referral model in 10 regions, covering all BSI Priority and Tier 1 branches (a total of 58 outlets). Continuous engagement with the bank remains a key focus.

The adjusted operating profit for Indonesia was $114 million for the first half of 2025 (2024: $128 million). There was a strategic shift in business towards traditional products, where profit is recognised over a longer period compared with investment-linked business and increased investment in capabilities within our Syariah business as we operationalise our new bancassurance partnership with BSI. The IFRS profit after tax for our business in Indonesia was $99 million for the period (2024: $68 million on a constant exchange rate basis), with the increase reflecting the positive impact of reductions in interest rates in the period on bond values backing shareholder's equity compared with an adverse impact in the prior year when interest rates rose.

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Mainland China – CITIC Prudential Life (CPL)

	Actual exchange rate			Constant exchange rate
	Half year			Half year
	2025	2024	Change	Change
APE sales ($m)	**359**	324	11%	11%
New business profit ($m)	**156**	145	8%	8%
New business margin (%)	**43**	45	(2)ppts	(2)ppts
Adjusted operating profit ($m)	**212**	197	8%	8%
IFRS loss ($m)	**(325)**	(573)	43%	43%

Amounts included in the table above represent the Group's 50 per cent share.

Financial performance

Our Mainland China joint venture – CITIC Prudential Life (CPL) – increased new business profit by 8 per cent in the first half of the year. The seasonally strong first quarter of the year delivered double-digit new business profit growth, which moderated in the second quarter of the year as we continued to reposition our product mix and focus on quality, with an increasing proportion of participating business in our sales mix. Overall, sales volumes grew by 11 per cent, including sales to around 42,000 new-to-Prudential customers.

CPL's agency business saw a decline in new business profit, reflecting the ongoing adjustments to the recently announced regulator-led agency reforms. We expect that these reforms will support high-quality agency development across the industry and have a positive impact on market dynamics. We continue to develop our high-quality agency force of circa 14,000 agents, with a 45 per cent increase in new agency recruits and a 6 per cent increase in the number of active agents compared with the same period last year.

In the bancassurance channel, CPL increased new business profit by 33 per cent, driven by strong performance in its distribution partnership with CITIC Bank. This partner increased APE sales by 56 per cent in the period, while our other bank relationships also performed strongly with eight of our top ten partners delivering double-digit APE sales growth in the period.

The adjusted operating profit for our business in Mainland China increased by 8 per cent to $212 million, as our pivot to quality new business combined with 2024 repricing actions reduced the level of losses on contracts defined under IFRS as onerous in the period. The net investment result was broadly flat compared with the prior period, with the decrease arising from actions to de-risk the asset portfolio in 2024 largely offset by higher income from a higher level of assets. The IFRS loss for the period was $(325) million. This reflects losses from short-term movements in interest rates and other market fluctuations as a fall in credit spreads and interest rates at long durations reduced the discount rate that is used to value future policyholder liabilities. Asset gains in the first half of 2025, on a portfolio that includes equities and some shorter-term assets, were more muted than these liability movements. These market-related losses are recorded before the offset of any related tax, which under the Group's segment definition are recorded as part of the 'Growth market and other' segment. The loss recorded in the first half of 2025 is smaller than the $(570) million recorded in the prior period (on a constant exchange rate basis), when interest rate falls were more significant in the first half of 2024.

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Malaysia

	Actual exchange rate			Constant exchange rate
	Half year			Half year
	2025	2024	Change	Change
APE sales ($m)	**190**	191	(1)%	(8)%
New business profit ($m)	**44**	47	(6)%	(12)%
New business margin (%)	**23**	25	(2)ppts	(1)ppts
Adjusted operating profit ($m)	**206**	152	36%	25%
Adjusted operating profit after tax ($m)	**157**	117	34%	24%
IFRS profit after tax ($m)	**186**	141	32%	22%

Financial performance

Our business in Malaysia started to see early signs of recovery in the second quarter of the year, led by the bancassurance channel, following the decline in the first quarter in 2025 on the back of a strong comparator in the equivalent period in the prior year. This led to an overall decline in new business profit of (12) per cent in the first half of the year, reflecting a decline in volume and channel mix effects from a higher proportion of bancassurance sales.

Overall, agency new business profit declined by (16) per cent, reflecting a decline in volume and product mix effects. Recruitment of quality agents continues to be challenging, with medical repricing and regulatory intervention impacting agency sentiment across the wider industry. We saw some progress in the second quarter, with agency new business profit sequentially increasing by 26 per cent over the first quarter of 2025. We continue to drive sustainable, quality growth through comprehensive recruitment and training initiatives and placing greater focus on next-generation agents and the development of agency leaders. Agency distribution faced material disruption throughout the first half of the year due to overall market sentiment arising from medical repricing. By adopting a rigorous, recurring repricing regime, we have been able to limit pricing increases, and hence help maintain our profitability. We are seeing early signs of progress with a 10 per cent increase in the number of agency recruits in the first half, combined with an increase in the number of MDRT qualifiers from our agency force. We are developing multiple agency incentives and product campaigns to strengthen our agency channel, while also focusing on building capacity over the longer term.

New business profit in the bancassurance channel increased by 15 per cent in the first half, driven by effective collaboration with our bank partners including SCB, United Overseas Bank ('UOB') and Bank Simpanan Nasional ('BSN'). New business margin in the bancassurance channel improved year-on-year, reflecting our ongoing efforts to optimise our product portfolio to drive value.

Adjusted operating profit for our business in Malaysia was up 25 per cent to $206 million (2024: $165 million), reflecting improved experience, with medical claims trending as expected, and increased long-term investment returns, reflecting higher opening asset balances.

The IFRS profit after tax for our business in Malaysia was $186 million in the first half of 2025, up 22 per cent from the $152 million achieved in 2024 (on a constant exchange rate basis). This increase reflects the growth in operating profit. In the first half of 2025, short-term interest rate and other market fluctuations were a small positive overall, with the positive impact of lower interest rates across the period on assets and insurance liabilities, exceeding the impact of negative equity performance.

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Singapore

	Actual exchange rate			Constant exchange rate
	Half year			Half year
	2025	2024	Change	Change
APE sales ($m)	**425**	450	(6)%	(7)%
New business profit ($m)	**184**	173	6%	5%
New business margin (%)	**43**	38	5ppts	5ppts
Adjusted operating profit ($m)	**348**	343	1%	–%
Adjusted operating profit after tax ($m)	**297**	288	3%	1%
IFRS profit after tax ($m)	**618**	76	n/a	n/a

Financial performance

Our Singapore business delivered 5 per cent growth in new business profit in the first half of 2025, with growth in both the agency and bancassurance channels. While APE sales volumes fell in the period, this was more than offset by a 5 percentage point increase in profit margins, reflecting positive product mix and pricing effects. We continue to innovate to meet customer needs in both channels, expanding our health offerings in Singapore to cater for different health needs. For example, we launched Hospital Cash, a product that provides simple, affordable financial support during hospitalisation and addresses customers short-term income protection needs.

New business profit in our agency channel grew 3 per cent in the first half, driven by pricing actions and an increase in the proportion of health and protection sales sold through the channel. These effects more than offset a small fall in agency APE sales volume. Agency productivity, as measured by new business profit per active agent increased by 4 per cent in the first half, and average case sizes increased by 3 per cent. Within our agency business, we continue to grow and develop Prudential Financial Advisors (PFA), our financial advisory firm, in order to expand our wealth offerings. PFA had over one thousand advisors at the end of June 2025 and accounted for 20 per cent of our active agent headcount (up from 16 per cent in 2024).

Our bancassurance business delivered new business profit growth of 17 per cent in the period, with positive product mix effects, following the launch of a multi-pay Indexed Universal Life Plan in Singapore, building on the success of the single-premium version introduced in 2024. This product continues our focus on serving the high-net-worth segment by helping clients accumulate and protect their wealth while creating a lasting legacy for future generations. This, combined with pricing actions in our investment-linked products, offset a decline in sales volume.

Across our channels, we now have a comprehensive range of products for the high-net-worth segment, and we will focus on building sales momentum for these products in the second half of the year, through training and familiarisation of agents and partner staff. We are also continuing to build on our high-performing agency channel with a focus on driving active agent numbers and productivity.

The adjusted operating profit for our business in Singapore remained broadly stable in the first half of the year at $348 million with higher operating profits from business growth and improved experience variances offset by headwinds from economic movements impacting losses from onerous portfolios (as measured and defined under IFRS). As previously highlighted, while these contracts are noted as 'onerous' under IFRS 17, it does not mean these contracts are not profitable overall, as the CSM does not allow for real-world returns, which are earned over time. Excluding the 'other insurance result', which largely comprises movements in onerous contracts, the remaining underlying adjusted operating profit increased by 9 per cent compared with the first half of 2024.

The IFRS profit after tax for our Singapore business was $618 million (2024: $77 million on a constant exchange rate basis). This reflects the impact of lower interest rates in the first half of 2025 on bonds backing shareholder's equity and on our general measurement model contracts. These are health and protection contracts where the decrease in interest rates increases the present value of future profits, which is recognised as an asset on the IFRS balance sheet.

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Growth markets and other

	Actual exchange rate			Constant exchange rate
	Half year[3]			Half year
	2025	2024	Change	Change
APE sales ($m)	**1,104**	1,084	2%	1%
New business profit ($m)	**316**	280	13%	11%
New business margin (%)	**29**	26	3ppts	3ppts
Adjusted operating profit ($m)	**336**	362	(7)%	(7)%
Adjusted operating profit after tax ($m)	**262**	282	(7)%	(7)%
IFRS profit after tax ($m)	**313**	334	(6)%	(5)%

Our Growth markets and other segment incorporates our life businesses of Thailand, Vietnam, the Philippines, Cambodia, Laos and Myanmar in the ASEAN region, as well as those in India, Taiwan and Africa.

Life new business profits grew by 11 per cent to $316 million in the first half of 2025, driven by margin improvements, which reflects positive product mix effects on top of volume growth.

The adjusted operating profit for the period was $336 million (2024: $360 million on a constant exchange rate basis). Higher insurance services profits in Taiwan, driven by strong business growth in recent periods, were more than offset by a decline in adjusted operating profit in Vietnam, with a reduced CSM release following lower levels of new business in recent periods and higher losses from onerous contracts following challenges in this market.

The IFRS profit after tax and adjusted operating profit for Growth market and other also includes the tax charge on the profits for the joint venture life business in Mainland China and Malaysia. The IFRS profit after tax in the Growth market and other segment was $313 million in the first half of 2025 (2024: $330 million on a constant exchange rate basis), largely reflecting the decline in operating profit.

An overview of new business performance by key businesses in this segment is presented below.

Africa

In the first half of the year, our Africa business continued to deliver strong performance, with APE sales growing 21 per cent, after excluding the businesses we have now exited in Cameroon, Cote d'Ivoire and Togo for both HY25 and HY24. This growth is broad-based across our continuing markets, contributing to a significant increase in new business profit.

India

APE sales in India declined 4 per cent in the first half of the year. The decrease was due to a combination of a volatile investment market environment leading to a shift in customer preference towards products with a lower average premium. Agency channel sales were particularly affected and also had a strong prior period comparator. The bancassurance channel grew in the period, reflecting an increase in both the number of partners and productivity.

Overall, margins improved marginally due to an increase in the contribution from health and protection products, partially mitigating the effect of the decline in sales volume.

The Philippines

In the first half of 2025, headline APE sales increased by 6 per cent, reflecting growth in both agency and bancassurance channels. This growth in volume was offset by a decrease in margin, reflecting an increase in the proportion of lower margin non-linked savings business. We continue to upskill and digitally empower our agents and saw 8,000 new recruits in the period.

We continue to extend our product suite to capture emerging opportunities, aim to improve social protection and offer affordable coverage to Filipinos across conventional business and the currently small Takaful segment, and improve margins by enhancing protection sales.

Taiwan

In Taiwan, APE sales grew by 10 per cent in the first half of 2025, on the back of strong prior year growth, through a diversified channel mix of bancassurance and brokerage. We delivered a strong performance through our local partners, accelerated by key product campaigns and innovation. Our offering of tailored solutions to fulfil specific customer needs across saving, protection and medical and across different life stages and currencies has contributed to our growth. This increase in sales volumes, together with the positive product mix effects, drove a significant increase in new business profit in the period. Our Taiwan business has also been awarded with 'twAAA' rating from Taiwan Ratings, which recognised our strong financials and facilitated the onboarding of a new local bank partner.

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Thailand In Thailand, we continue to focus on our bancassurance channel, complemented by other distribution channels including agency, digital, direct marketing and brokerage. Overall APE sales increased by 2 per cent. During the period we introduced a number of new products. This includes a newly launched market-leading whole-of-life participating product that supports high-net-worth and affluent clients with their wealth succession and wealth transfer goals. The increase in APE sales, together with positive product mix and pricing effects increasing margins, has led to increased new business profit in the period. Our bancassurance channel delivered modest APE sales growth of 3 per cent compared with the prior year, and we retained our top three position1 in bancassurance sales in the market. We responded to lower interest rates by increasing our focus on participating and health and protection products, as part of a strategic initiative to broaden our customer propositions and protect the portfolio from interest rate risks. Vietnam APE sales in Vietnam materially declined in the first half, in both the agency and bancassurance channels. The local industry continues to face disruption, including recent and ongoing regulatory change. Reflecting this reduction in volume, overall new business profit declined. However, our focus on quality led to an improvement in new business profit margins. In our agency business, we have acted early to ensure compliance with regulatory changes ahead of the deadline, and we continue to invest in our agency force to support our long-term quality growth ambitions. In the bancassurance channel, we continue to work closely with our partners to drive quality sales, rather than market share. For our partnership with Vietnam International Bank, we have implemented key initiatives that align with, and in some areas go beyond, the requirements of Vietnam’s new insurance law. We believe that the market will regain growth momentum as customer confidence is restored. We continue to believe that, in the medium and longer term, there is significant opportunity to meet the structural demand for savings and protection solutions due to the low market penetration rate and a significant protection gap. 30

Eastspring

	Actual exchange rate			Constant exchange rate
	Half year[3]			Half year
	2025	2024	Change	Change
Total funds under management ($bn)	274.9	247.4	11%	6%
Adjusted operating profit ($m)	158	155	2%	2%
Fee margin based on operating income (bps)	30	30	–bps	–bps
Cost/income ratio (%)	51	50	(1)ppts	–ppts
IFRS profit after tax ($m)	125	130	(4)%	(3)%

Excluding the one-off loss from the recycling of cumulative foreign exchange movements related to the disposal of an Eastspring subsidiary, profit after tax would have increased by 7 per cent.

Eastspring is the Group's asset management business. It is well positioned with one of the widest footprints among asset management companies in Asia through our operations in 10 key markets. It has a disciplined focus on active management with robust risk management and controls. Eastspring provides tailored advice and bespoke solutions to its client base, which comprises third-party clients, both retail and institutional accounts and Prudential plc's Life entities.

In the first half of 2025, global economic volatility – driven by trade tariff policy change, persistent inflation and geopolitical tensions – disrupted markets and dampened client sentiment across the asset management industry. Against this backdrop, our teams proactively advised clients and deepened engagement, helping investors navigate market and policy shifts. They also provided insights on the opportunities in Asia and Emerging Markets, encouraging them to *'Think Asia, Think Active'*.

Eastspring currently manages and advises on funds of $274.9 billion (referred to as funds under management or FUM), including $161.4 billion of funds on behalf of Prudential plc. Adjusted operating profit before tax grew by 2 per cent, while our cost-to-income ratio stayed broadly flat. Total net inflows (including money market funds) were $6.3 billion (2024: $5.4 billion).

At mid-year, 43 per cent of FUM outperformed their benchmark over one year (30 June 2024: 42 per cent) and 47 per cent of FUM outperformed their benchmark over three years (30 June 2024: 45 per cent). While Q2 performance was marginally impacted by market reactions to Liberation Day, early signs in Q3 point to renewed momentum. Our investment teams remain focused on portfolio optimisation, supported by the enhancement of a regional investment platform that enables us to draw on expertise and research across markets.

Recognised for our investment expertise and performance, Eastspring won 44 industry accolades in the first half, including 11 Asia Asset Management Best of the Best awards and 5 awards at the Fund Selector Asia Awards 2025.

Investing in our business

We continue to manage our Eastspring business with a long-term, multi-cycle view, with rigorous focus on three key priorities:

1. **Scaling third-party business** to serve a broader base of institutional and retail clients
2. **Strengthening our relationship with Prudential Life companies** to serve evolving insurance needs and to drive continuous improvement in investment performance
3. **Transforming our operating model** to develop an efficient and integrated enterprise model that increases operating leverage and supports the long-term growth of the company

These priorities will be led by our new Chief Executive Officer, effective 1 July, Rajeev Mittal who brings a wealth of experience in global asset management and strategic leadership to drive Eastspring's growth ambitions.

We have now completed the sale of Eastspring Investments Korea to focus on the 10 markets where our pan-Asian investment capabilities and distribution network can deliver greatest value.

Investing in client excellence

As shared at the close of 2024, listening to our clients remains central to how we serve them better and co-create investment solutions. Our High Conviction strategies – a curated selection of regional products – continue to resonate with clients, offering investment solutions aligned with today's market outlook.

In addition, in retail, we broadened our distribution network in the first half of the year through new partnerships with regional banks.

Investing in a future proof business

We are committed to enhancing the efficiency of our operations by streamlining processes and embedding agility into our ways of working. This transformation is designed to empower our people to focus on what matters most – delivering alpha and an enhanced client experience.

To support and accelerate our transformation, we have established a transformation office and committee to identify, prioritise and execute against our strategic initiatives, while also improving resource planning, governance and change management practices.

We are also prioritising key projects to enhance our middle office services, automate business workflows, improve enterprise data access and analytics, and are exploring new opportunities in AI and system innovations.

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Beyond operational transformation, we continue to lead in responsible investment and sustainability. In collaboration with Prudential, we launched the Eastspring Transition Strategy – an active equity strategy aligned with the Eastspring–Prudential Framework for Investing in Climate Transition, endorsed by the Climate Bonds Initiative.

Joint venture growth initiatives

As at 30 June 2025, Eastspring FUM includes $56 billion from our 49 per cent share in funds managed by IPAMC in India and $12.6 billion from our 49 per cent share in funds managed by CITIC–Prudential Fund Management Company Limited (CPFMC) in China.

In India, as of 31 March 2025, IPAMC is the largest asset management company in terms of active mutual fund quarterly average assets under management, with a 13.3 per cent market share[2] and serves a customer base of 14.6 million customers. IPAMC has established a pan-India distribution network, which at the same date, comprises 264 offices across 23 states and four union territories. In July 2025, IPAMC filed the draft red herring prospectus with the Securities and Exchange Board of India for the proposed IPO of its equity shares[4]. Assuming its completion, which is subject to market conditions, requisite approvals and other considerations, it is intended that the initial net proceeds from the potential IPO would be returned to the shareholders of Prudential.

In China, CPFMC's fixed income and active equity strategies outperformed, with the CITIC Prudential Multi-Strategy fund ranking in the top 2 per cent of the industry. Distribution momentum continued, adding 109 new institutional clients and generating over $1.3 billion in flows and 10,000 retail customers with $357 million in subscriptions.

	Actual exchange rate			Constant exchange rate
	Half year[3]			Half year
	2025	2024	Change	Change
	$m*	$m*	%	%
External funds under management§ ($bn)	**113.5**	105.4	8	6
Internal funds under management ($bn)	**119.5**	109.8	9	2
Internal funds under advice ($bn)	**41.9**	32.2	30	23
Total internal funds under management or advice ($bn)	**161.4**	142.0	14	7
Total funds under management or advice ($bn)	**274.9**	247.4	11	6
Total external net flows†	**2,754**	2,832	(3)	–
Analysis of adjusted operating profit				
Retail operating income‡	**230**	194	19	19
Institutional operating income‡	**161**	169	(5)	(6)
Operating income before performance-related fees	**391**	363	8	7
Performance-related fees	**1**	1	–	–
Operating income (net of commission)	**392**	364	8	7
Operating expense	**(200)**	(183)	(9)	(9)
Group's share of tax on joint ventures' adjusted operating profit	**(34)**	(26)	(31)	(36)
Adjusted operating profit	**158**	155	2	2
Adjusted operating profit after tax	**146**	142	3	4
Average funds managed by Eastspring ($bn)	**259.6**	238.2	9	8
Fee margin based on operating income	**30bps**	30bps	–bps	–bps
Cost/income ratio	**51%**	50%	(1)ppts	–ppts

* Unless otherwise stated.
† Excluding money market funds.
‡ Amounts are classified as retail or institutional based on whether the owner of the holding is a retail or institutional investor.
§ Includes our share of the external funds under management of joint ventures and associates.

Eastspring's total FUM grew to $274.9 billion at 30 June 2025 (30 June 2024: $247.4 billion, 31 December 2024: $258.0 billion both on an actual exchange rate basis), with average FUM across the first half increasing 8 per cent compared with the comparable period in the prior year. This largely reflected net inflows from third parties and the Group's life business and positive market movements (including foreign exchange). Overall, managed assets remain well diversified across both clients and asset classes, with asset mix broadly consistent with that at the end of 2024.

Third-party net inflows (excluding money market funds) were $2.8 billion (2024: $2.8 billion) being predominantly net inflows into higher margin retail funds with marginal institutional net inflows. Net inflows from Prudential's life business were $2.5 billion, almost 50% more than the prior year (2024: $1.7 billion).

32

Eastspring’s adjusted operating profit grew 2 per cent in the first half to $158 million, which includes a $9 million (2024: $16 million) net investment gain, reported within operating income before performance-related fees, on shareholders’ investments including seed capital. Excluding the gains on shareholders’ investments from both periods, operating profit was 8 per cent higher, in line with average FUM growth. Both cost/income ratio and fee margin stayed broadly constant with that recorded in the first half of 2024. Notes (1) As reported at June 2025 unless otherwise specified. Sources include formal (eg competitors' results release, local regulators and insurance associations) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, full-year premium or weighted first-year premium) or gross written premium or retail weighted received premium or first year premium depending on availability of data. Rankings in the case of Taiwan and Myanmar are among foreign insurers, and for India is among private companies. (2) Source: CRISIL Report (3) Performance metrics for H1 2025 exclude businesses we have exited in Cameroon, Cote d'Ivoire and Togo in Africa and our Eastspring Korea business. H1 2024 comparatives include these markets. (4) ICICI Prudential Asset Management Company Limited is proposing, subject to receipt of requisite approvals, market conditions and other considerations, to undertake an initial public offer of its equity shares and has filed a draft red herring prospectus dated July 8, 2025 ('DRHP') with the Securities and Exchange Board of India ('SEBI') and the relevant stock exchanges. Potential investors should note that investment in equity shares involves a high degree of risk. Potential investors should not rely on the DRHP filed with SEBI for making any investment decision and should refer to the red herring prospectus that may be filed with the Registrar of Companies, Delhi and Haryana at New Delhi, in future. 33

Risk review Thoughtful risk management through advocating the interests of our people, customers, regulators and shareholders 1 Introduction Prudential’s Group Risk Framework, risk appetite and robust governance have enabled the business to manage and control its risk exposure throughout market volatility and uncertainty in the first half of 2025 to support the Group’s strategy of delivering sustainable value for all our stakeholders. As Prudential focuses on executing its strategy across Asia and Africa, the Group-wide Risk and Compliance function has continued to provide advice, recommendations and assurance on risk and compliance matters. It also engages with Prudential’s Group-wide supervisor, the Hong Kong Insurance Authority (Hong Kong IA), on critical activities, while overseeing the risks and implications to the ongoing business with the goal of ensuring that the Group remains within its approved risk appetite. Our risk strategy places strong emphasis on thoughtful risk management as a core mission statement, outlining four essential strategic pillars covering stewardship, agile and robust risk management, effective systems of governance and compliance, and value-add mindset. This is also supported by three enablers, including standardisation and simplifications of controls and processes, timely access to data and increased use of technology and analytics, and building capabilities at scale. The Group effectively leverages its risk management and compliance experience in more mature markets, applying it appropriately to its growth markets. The manner and extent of their application in specific businesses take into account the specific risks and the extent of challenges under complex operating environments, and are reflective of opportunities, customer issues and needs, and local customs. Prudential will continue to take a holistic and coordinated approach in managing the increasingly dynamic, multifaceted and often interconnected risks facing its businesses. Below we explain how we manage risk, including through our risk governance framework and processes. We then describe the principal risks the Group faces, including how each principal risk is managed, followed by a detailed description of the specific risk factors that may affect our business, the Group and our stakeholders. 2 Risk governance a. System of governance Prudential has in place a system of governance that embeds clear ownership of risk, together with risk policies and standards to enable risks to be identified, measured and assessed, managed and controlled, and monitored and reported. The Group Risk Framework, owned by the Board, details Prudential’s risk governance, risk management processes and risk appetite. The Group’s risk governance arrangements are based on the ‘three lines’ model. The ‘first line’ is responsible for taking and managing risk within the risk appetite, while the ‘second line’ provides additional challenge, expertise and oversight to support risk and compliance management, and the ‘third line’ provides independent assurance on the design, effectiveness and implementation of the overall system of internal control. The Risk and Compliance function reviews, assesses, oversees and reports on the Group’s aggregate risk exposure and solvency position from an economic, regulatory compliance and credit ratings perspective. The Group Governance Framework is reviewed regularly with the goal of ensuring that the framework remains fit for purpose and continues to support sound and prudent management and oversight of the Group’s business. The Group also regularly reviews the Group Risk Framework and supporting policies, including sustainability policies, to ensure that sustainability considerations, which are integral to the wider Group governance, are appropriately reflected in processes and embedded within all business functions. b. Group Risk Framework i. Risk governance and culture Prudential’s risk governance comprises the Board, organisational structures, reporting relationships, delegations of authority, roles and responsibilities, and risk and compliance policies that have been established to enable sound business decision-making in relation to control activities and risk-related matters. The Risk Committee leads the risk governance structure, supported by independent Non-executive Directors on the risk committees of the Group’s material subsidiaries. The Risk Committee is responsible for approving changes to the Group Risk Framework and the core risk and compliance policies that support it, and has direct lines of communication to, and reporting and oversight of, the risk committees of the Group’s material subsidiaries. The chief risk and compliance officers of the Group’s material subsidiaries also attend the Risk Committee meetings on a rotational basis. 34

Risk culture is a strategic priority of the Board, which recognises its importance in the way the Group conducts business. The Group has a set of fundamental values, referred to as ‘The PruWay’, that serve as the Group’s guiding principles to ethical and authentic conduct, and apply equally to all members of Prudential and its affiliates. The PruWay defines how Prudential expects business to be conducted to achieve its strategic objectives, to build a culture of trust and transparency that allows our people to thrive, and to deliver sustainable value for all our stakeholders: customers, employees, shareholders and the communities in which we operate. The Group Risk Framework and underlying policies support sound risk management practices by requiring a focus on customers, longer-term goals and sustainability, the avoidance of excessive risk taking, and highlighting acceptable and unacceptable behaviours. This is supported by the inclusion of risk and sustainability considerations in performance management and remuneration for key executives; the building of appropriate skills and capabilities in risk management; and ensuring that employees understand and care about their role in managing risks through open discussions, collaboration and engagement. The Risk Committee has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration. Prudential’s Code of Conduct and Group Governance Manual, supported by the Group’s risk-related policies, are reviewed regularly. The Code of Conduct lays down the principles and guidelines that outline the ethical standards and responsibilities of the organisation and our people. Supporting policies include those related to regulatory compliance, anti-money laundering, sanctions, anti-bribery and corruption, counter fraud, conduct, conflicts of interest, confidential and proprietary information and securities dealing. The Group’s Third-Party Supply and Outsourcing Policy requires that human rights and modern slavery considerations be taken into account for material supplier arrangements. Procedures to allow individuals to speak out safely and anonymously against unethical behaviours and conduct violations are also in place. Sustainability is integral to the Group’s risk culture. The Risk Committee receives regular updates on key sustainability-related risk matters, such as regulatory and legislative developments related to environment and climate-related topics, and progress against the Group’s responsible investment commitments. Further details on the Group’s sustainability governance arrangements and strategic framework are included in the Group’s 2024 Sustainability Report. ii. The risk management cycle The Group Own Risk and Solvency Assessment (ORSA) is the ongoing process of identifying, measuring and assessing, managing and controlling, monitoring and reporting the risks to which the business is exposed. It includes an assessment of capital adequacy to ensure that the Group’s solvency needs are met at all times, as well as stress and scenario testing that also includes climate scenarios. Risk identification The Group identifies and manages principal and emerging risks in accordance with the Group-wide Supervision (GWS) regulatory framework issued by the Hong Kong IA and provision 28 of the UK Corporate Governance Code. The Group performs a robust assessment and analysis of principal and emerging risk themes through the risk identification process, the Group ORSA report, and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated, which supports decision-making. Top-down and bottom-up processes are in place to support Group-wide identification of principal risks. The Group’s principal risks, which are reported and managed by the Group with enhanced focus, are reviewed and updated on a regular basis. An emerging risk identification framework also exists to support the Group’s preparations in managing financial and non-financial risks expected to crystallise beyond the business-planning horizon. The Group’s emerging risk identification process recognises the dynamic materiality of emerging risk themes, whereby the topics and the associated risks that are important to the Group and its respective key stakeholders can change over time, often very quickly. This is often seen in connection with sustainability-related and technology-related risks, which can potentially impact the Group both financially and reputationally given evolving stakeholder expectations. The risk profile assessment is a key output from the risk identification and risk measurement processes and is used as a basis for setting Group-wide limits and assessment of management actions which could be taken to maintain a strong capital position and aid stakeholder value creation. Risk measurement and assessment All identified risks are assessed based on an appropriate methodology for that risk. Quantifiable risks which are material and mitigated by holding capital are modelled in the Group’s internal model, which is used to determine the Group Internal Economic Capital Assessment (GIECA) with robust processes and controls on model changes. The GIECA model and results are subject to independent validation. Risk management and control The Group’s control procedures and systems focus on aligning the levels of risk taking with the Group’s strategy and can only provide reasonable, not absolute, assurance against material misstatement or loss. The Group’s risk policies define the Group’s appetite for material risks and set out the risk management and control requirements to limit exposure. These policies also set out the processes to enable the measurement and management of these risks in a consistent and coherent way, including the flows of management information required. Stress and scenario testing is also in place to assess the robustness of capital adequacy and liquidity and the appropriateness of risk limits, as well as to support recovery planning. This includes reverse stress testing, which requires the Group to ascertain the point of business model failure and is another tool that helps to identify the key risks and scenarios that may have a material impact on the Group. The methods and risk management tools employed to mitigate each of the Group’s principal risks are detailed in section 3 below. Risk monitoring and reporting The Group’s principal risks are highlighted in the management information received by the Risk Committee and the Board, which also includes key exposures against appetite and developments in the Group’s principal and emerging risks. iii. Risk appetite, limits and triggers The Group aims to balance the interests of the broad spectrum of its stakeholders (including customers, investors, employees, regulators, communities and key business partners) and understands that a well-managed acceptance of risk lies at the heart of its business. The Group 35 generates stakeholder value by selectively taking exposure to risks, mitigated to the extent it is cost effective to do so, and where these are an outcome of its chosen business activities and strategy. Those risks for which the Group has no tolerance are actively avoided. The Group’s systems, procedures and controls are designed to manage risk appropriately, and its approach to resilience and recovery aims to maintain the Group’s ability and flexibility to respond in times of stress. Qualitative and quantitative expressions of risk appetite are defined and operationalised through risk limits, triggers and indicators. The Risk and Compliance function reviews the appropriateness of these measures at least annually. The Board approves changes to the Group’s aggregate risk appetite and the Risk Committee has delegated authority to approve changes to the system of limits, triggers and indicators. Group risk appetite is defined and monitored in aggregate by the setting of objectives for its capital requirements, liquidity and non-financial risk exposure, covering risks to stakeholders, including those from participating and third-party businesses. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide additional defined points for escalation. The Risk Committee, supported by the Risk and Compliance function, is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with a view on the risk/reward trade-offs and the resulting impact to the Group’s aggregated position relative to Group risk appetite and limits, including non-financial risk considerations. 1. Capital requirements: Limits on capital requirements aim to ensure that, in both business-as-usual and stressed conditions, the Group maintains adequate capital in excess of internal economic capital requirements and regulatory capital requirements, achieves its desired target credit rating to meet its business objectives, and avoids the need for supervisory intervention. The two measures in use at the Group level are the GWS and GIECA capital requirements. 2. Liquidity: The objective of the Group’s liquidity risk appetite is to help ensure that appropriate cash resources are available to meet financial obligations as they fall due in both business-as-usual and stressed scenarios. This is measured using a liquidity coverage ratio, which considers the sources of liquidity against liquidity requirements under stress scenarios. 3. Non-financial risks: The Non-Financial Risk Appetite Framework is in place to identify, measure and assess, manage and control, monitor and report effectively on material non-financial risks across the business. The non-financial risk appetite is framed around the perspectives of its varied stakeholders, accounts for current and expected changes in the external environment, and provides limit and trigger appetite thresholds for non-financial risk categories across the Group’s locations. The Group accepts a degree of non-financial risk exposure as an outcome of its chosen business activities and strategy, and aims to manage these risks effectively to maintain its operational resilience, and commitments to customers and all other stakeholders, and to avoid material adverse financial loss or impact to its reputation. 36

3 The Group’s principal risks The delivery of the Group’s strategy in building long-term value for all our stakeholders inevitably requires the acceptance of certain risks. The materialisation of any of these risks within the Group or in its joint ventures, associates or key third-party partners may have a financial impact and may affect the performance of products or services or the fulfilment of commitments to customers and other stakeholders, or could otherwise have an adverse impact on Prudential’s brand and reputation. This section provides a high-level overview of the principal risks faced by the Group, including the key tools used to manage each risk. A detailed description of these and other risks is presented under the heading ‘Risk factors’ below. The Group’s 2024 Sustainability Report includes further detail on the sustainability-related (including environmental, social and governance (ESG) and climate-related) risks which contribute to the materiality of the Group’s principal risks detailed below. Summary of principal risks Risks to the Group’s financial position The global economic and geopolitical environment may impact the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility. Risks in this category include the market risks to our investments and the credit quality of our investment portfolio, as well as liquidity risk. Global economic and geopolitical conditions In the first half of 2025, Prudential has continued to navigate a highly complex and rapidly evolving macroeconomic and geopolitical landscape marked by persistent uncertainties and potential challenges. Expectations entering the year for easing inflation and a potential rate-cutting cycle by the US Federal Reserve were disrupted by the escalation of protectionist trade policies, including in the US. These, among other measures, have heightened macroeconomic uncertainty, geopolitical tension, and market volatility, while driving up import costs and fueling inflationary pressures across markets, particularly in the US, where Treasury yields rose in Q2 2025 amid growing concerns over inflation and policy direction. Although there has been resilient US employment and income growth, combined with mild fiscal stimulus in the US, more meaningful fiscal stimulus in Mainland China and Europe have helped offset some of the negative effects of tariffs. The broader implications for global growth remain uncertain, especially for countries materially impacted by these trade measures. The trajectory of interest rates remains volatile, shaped by the evolving stance of US economic policy and decisions from the US Federal Reserve. This, coupled with evolving US protectionist policies, may exert pressure on borrower creditworthiness and business growth prospects. Moody’s downgrade of the US sovereign rating in May 2025, resulting in the US losing its AAA credit rating from all three major credit rating agencies for the first time in a century, further underscores the fragility of the fiscal and policy landscape. Mainland China faces its own set of economic headwinds, including slower economic growth, ongoing concerns in its property sector, subdued domestic private sector activity, and weakening customer demand, which continue to place downward pressure on its interest rates. These challenges, compounded by the potential for additional US protectionist measures, are increasing global trade uncertainties for Mainland China and other significant economic blocs, which could weigh on both the broader Asian region and the global economy’s growth outlook, particularly in the absence of formal trade agreements between the US and other major economies. This could also lead to further decline in the China government bond yield and increase the challenges of investment management in Mainland China. Geopolitical tensions, notably the US-China relations, and various conflicts, while they may differ in intensity and impact, may lead to further realignment and fragmentation risks within and between blocs and regions. Ongoing US negotiations with ASEAN partners on tariff and non-tariff measures add to additional fragmentation risk and geopolitical uncertainty. Elevated market volatility and uneven global growth continue to pose risks to investment performance, especially if recessionary pressures materialise in key markets where Prudential operates. These macroeconomic and geopolitical developments are considered material to the Group and may increase operational and business disruption, regulatory (including sanctions) risks and financial market risks, thereby potentially impacting Prudential’s sales and distribution networks and its reputation. The potential impacts to the Group are included in sections 1.1 and 1.2 of the Risk factors. 37

Risk description Risk management Market risks to our investments The value of Prudential’s direct investments may be impacted by fluctuations in interest rates, equity and property prices, credit spreads, and foreign exchange rates. These risks are highly correlated to macroeconomic and geopolitical movements, together with government and central bank actions. There is also potentially indirect impact through the value of the net equity of its joint ventures and associates. The Group’s direct exposure to inflation remains modest. Exposure mainly arises through an increase in medical claims obligations, driven by rising medical prices as well as potential impact on customers from an affordability perspective. Medical inflation risk as well as challenges for insurers linked to affordability and existing challenges in persistency are detailed in the Insurance risks section below. The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that the risk remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. The Group’s market risks are managed and mitigated by the following: – The Group Financial Risk Policy; – The Group Capital and ALM Committee and Group ALM Policy; – Changes in asset allocation, bonus revisions, repricing and the use of reinsurance where appropriate; – The Group Investment Committee and Group Investment Policy; – The Group Chief Investment Office, which is responsible for the formulation and execution of the company’s investment strategies; – Hedging using derivatives, including currency forwards and swaps, bond forwards/futures, interest rate futures and swaps, and equity futures; – The monitoring and oversight of market risks through the regular reporting of management information; – Regular deep-dive assessments; and – The Group Crisis Management Procedure, which defines specific governance to be invoked in the event of a crisis such as a significant market, liquidity or credit-related event, cyber incident or staff safety issue. Interest rate risk, including ALM Interest rate risk is driven by the impact of the valuation of Prudential’s assets (particularly government and corporate bonds) and liabilities, which are dependent on market interest rates. The Group’s risk exposure to rising interest rates arises from the potential impact to the present value of future fees for unit-linked businesses, such as in Singapore, Indonesia and Malaysia, as well as the impact to the present value of the future profits for accident and health products, such as in Hong Kong and Singapore. Exposure to higher interest rates also arises from the potential impact to the value of fixed income assets not attributed to policyholder liabilities, such as the assets in the shareholder funds. The Group’s risk exposure to lower/decreased interest rates arises from the guarantees of some non-unit-linked products with a savings component, including the Hong Kong, Singapore, Taiwan and Mainland China's participating and non-participating businesses. This exposure results from the potential for an asset and liability mismatch, where long-dated liabilities and guarantees are backed by short-dated assets. The Group Capital and ALM Committee is a management committee supporting the identification, assessment and management of key financial risks to the achievement of the Group’s business objectives. It oversees ALM, solvency and liquidity risks of the local businesses as well as the declaration and management of non-guaranteed benefits for participating and universal life businesses. Local business units are responsible for the management of their own asset and liability positions, with appropriate governance in place. The objective of the local business unit ALM process is to meet policyholder liabilities with the returns generated from the investment assets held, while maintaining the financial strength of capital and solvency positions. The ALM strategy adopted by the local business units considers the liability profile and related assumptions of in-force business and new products to appropriately manage investment risk within ALM risk appetite, under different scenarios in accordance with policyholders’ reasonable expectations, and economic and local regulatory requirements. Assessments are carried out on an economic basis which is consistent with the Group’s internal economic capital methodology. Factors such as local regulations, the availability of assets, currency, duration, and diversifications are considered as appropriate. The Group’s appetite for interest rate risk requires that assets and liabilities should be tightly matched for exposures where assets or derivatives exist that can cover these exposures. Interest rate risk is accepted where this cannot be hedged, provided that this arises from profitable products and to the extent that such interest rate risk exposure remains part of a balanced exposure to risks and is compatible with a robust solvency position. When asset and liability duration mismatch is not eliminated, it is monitored and managed through local risk and asset liability management committees and Group risk limits consistent with the Group’s appetite for interest rate risk. 38

Risk description Risk management Market risks to our investments continued Equity and property investment risk The shareholder exposure to equity price movements arises from various sources, including from unit-linked products where fee income is linked to the market value of funds under management. Exposure also arises from participating businesses through potential fluctuations in the value of future shareholders’ profits and where bonuses declared are based broadly on historical and current rates of return from the businesses' investment portfolios, which include equities. The material exposures to equity risk in the Group’s businesses include Mainland China’s exposure to equity risk through investments in equity assets for most of its products, including participating and non-participating savings products and protection and unit-linked products. The Hong Kong and Singapore businesses, and to a lesser extent, the Taiwan and Malaysia businesses, contribute to the Group’s equity risk exposure due to the equity assets backing participating products. The Singapore, Indonesia and Malaysia businesses are also exposed to equity risk through their unit-linked products. The Group has limited acceptance for exposures to equity risk from non-participating products if it is not rewarded for taking the equity risk. The Group accepts equity exposure that arises from future fees (including shareholder transfers from the participating businesses) but limits its exposure to policyholder guarantees by hedging against equity movements and guarantees where it is considered economically optimal to do so. Where equity risk is accepted, it is explicitly defined by the strategic asset allocation, as well as monitored and managed through local risk and ALM committees. Overall exposure to equity risk from the participating businesses is also managed through Group risk limits consistent with the Group’s appetite for equity risk. Foreign exchange risk The geographical diversity of Prudential’s businesses means that it is exposed to the risk of foreign exchange rate fluctuations. Some entities within the Group write policies, invest in assets or enter into other transactions in local currencies or currencies not linked to the Group’s reporting/ functional currency, the US dollar. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group’s US-dollar-reported financial statements. Additionally, the Group is affected by exchange rate movements through changes in the value of remittances received from the local business units. This risk is further detailed in section 1.6 of the Risk factors. The Group accepts the currency risk that emerges from profits retained locally to support the growth of the Group’s business and the translation risks from capital being held in the local currency of the business to meet local regulatory and market requirements. However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders’ interest (i.e. remittances), this exposure is hedged if it is economically optimal to do so. The Group does not accept significant shareholder exposures to foreign exchange risks in currencies outside the local territory. Foreign exchange risk is managed by the Group Capital and ALM Committee through the implementation of asset allocation on funds which captures the exposure to non-locally-denominated assets. Liquidity risk Prudential’s liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due, considered under both business-as-usual and stressed conditions. It includes the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact market conditions and valuation of assets in a more uncertain way than other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, where derivatives transactions require a sudden significant need of liquid assets or cash to post as collateral to meet derivatives margin requirements, or where redemption requests are made against funds managed for external clients (both retail and institutional). Liquidity risk is considered material at the level of the Group. The Group has no appetite for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario. The Group has significant internal sources of liquidity sufficient to meet its expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of $1.6 billion of undrawn committed facilities that can be made use of, expiring in 2029. Access to further liquidity is available through the debt capital markets and the Group’s extensive commercial paper programme. Prudential has maintained a consistent presence as an issuer in the market for the past decade. A number of risk management tools are used to manage and mitigate liquidity risk, including the following: – The Group’s Financial Risk Policy; – Regular assessment and reporting by the Group and business units of liquidity coverage ratios, which are calculated under both base case and stressed scenarios; – The Group’s Liquidity Risk Management Plan; – The Group’s Collateral Management Standard; – The Group’s contingency plans and identified sources of liquidity; – The Group’s ability to access the money and debt capital markets; – The Group’s access to external committed credit facilities; and – The Group Crisis Management Procedure. 39

Risk description Risk management Credit risk Invested credit risk is the potential for loss resulting from a borrower’s failure to meet its contractual debt obligation(s). Counterparty risk, a type of credit risk, is the probability that a counterparty defaults on its contractual obligation(s) causing the other counterparty to suffer a loss. These risks arise from the Group’s investments in debt instruments, reinsurance arrangements, derivative contracts with third parties, and its cash deposits with banks. Volatility in credit spreads can signal deteriorations in credit quality though credit selection remains conservative and selective with the intention to hold to maturity. Invested credit and counterparty risks are considered material risks for the Group’s business units. The total debt securities at 30 June 2025 held by the Group’s operations were $84.9 billion (31 December 2024: $73.8 billion). The majority (85 per cent, 31 December 2024: 84 per cent) of the portfolio are investments either held in unit-linked funds or that support insurance products where policyholders participate in the returns of a specified pool of investments1 .. The gains or losses on these investments will largely be offset by movements in policyholder liabilities2 .. The remaining 15 per cent (31 December 2024: 16 per cent) of the debt portfolio (the ‘shareholder debt portfolio’) are investments where gains and losses broadly impact the income statement, albeit short-term market fluctuations are recorded outside of adjusted operating profit. – Group sovereign debt: Prudential invests in bonds issued by national governments. This sovereign debt holding within the shareholder debt portfolio represented 59 per cent or $7.5 billion3 of the total shareholder debt portfolio as at 30 June 2025 (31 December 2024: 54 per cent or $6.3 billion). The particular risks associated with holding sovereign debt are detailed further in the disclosures in the Risk factors. The total exposures held by the Group in sovereign debt securities at 30 June 2025 are given in note C1 of the Group’s IFRS financial statements. – Corporate debt portfolio6 : In the shareholder debt portfolio, corporate debt exposures totalled $4.6 billion of which $4.4 billion or 95 per cent were investment grade rated (31 December 2024: $4.9 billion of which $4.5 billion or 93 per cent were investment grade rated). – Financial sector debt exposure and counterparty credit risk: The financial sector, especially banks, represents a material concentration in the Group’s corporate debt portfolio which largely reflects the composition of the fixed income markets across the regions in which Prudential is invested. As such, exposure to the financial sector, particularly banks, is a key part of its core investments, considered to be a material risk for the Group, as well as being important for the hedging and other activities undertaken to manage its various financial risks. At 30 June 2025: – 94 per cent of the Group’s shareholder portfolio (excluding all government and government-related debt) is investment grade rated4 .. In particular, 59 per cent of the portfolio is rated4 A- and above (or equivalent); and – The Group’s shareholder portfolio is well diversified: no individual sector5 makes up more than 16 per cent of the total portfolio (excluding the financial and sovereign sectors). The Group’s holdings across its life portfolios are high-quality investments in the domestic markets in which we operate or USD-denominated investments. These portfolios therefore include a mix of sovereign debt investments and a diverse set of high-quality names, including those with either government or considerable parent company balance sheet support. Any impacts to global rates are therefore key areas of monitoring focus for the Group. The impacts of macroeconomic risks surrounding the tariffs imposed by the US are being closely monitored, including the potential for deterioration in the credit quality of the Group’s invested credit exposures, particularly due to rising funding costs and overall credit risks, and the extent of downward pressure on the fair value of the Group’s portfolios. The Group’s portfolio is generally well diversified in relation to individual issuers and companies particularly in local markets where depth (and therefore the liquidity of such investments) may be low. Acknowledging that downgrade or default risks can never be eliminated, the Group has appetite to accept credit risk to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. This risk is further detailed in sections 1.4 and 1.5 of the Risk factors. The Group actively reviews its investment portfolio to maintain the robustness and resilience of the solvency position. A number of risk management tools are used to manage and mitigate credit and counterparty credit risk, including the following: – The Group’s Financial Risk Policy; – The Global Counterparty Limit Framework, concentration limits on large names and limits on portfolio-level credit quality; – Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions which aim to provide a high level of credit protection; and – The Group Risk Committee and Group Investment Committee’s oversight of credit and counterparty credit risk and sector and/or name-specific reviews. Counterparty credit risk exposures, arising from cash, derivatives and reinsurance activities, are managed using an array of risk management tools, including a comprehensive system of rating-based limits, a focus on prioritising investment grade banks and implementing collateral arrangements as much as possible. Regarding reinsurance, the Group uses reinsurers, rated A- or above where feasible, with collateral taken to support the reinsurance exposure where appropriate. Where necessary, Prudential mitigates the level of its counterparty credit risk by reducing its exposure, or seeking alternative instruments. 40

The Group’s sustainability-related (including ESG and climate-related) risks Sustainability-related risks refer to (a) environmental, social or governance issues, trends or events that could have a financial or non-financial impact on the company, and/or (b) the company’s sustainability-focused activities, strategy and commitments that could have an external impact on the environment and wider society. Risk description Risk management Sustainability-related (including ESG and climate-related) risks Sustainability-related risk refers to material and emerging risks associated with key sustainability themes that may undermine the long-term success of a business by adversely impacting: (i) its financial performance, operational resilience and sustainability credentials; (ii) its reputation and brand; and (iii) its ability to attract and retain customers, investors, employees and distribution and other business partners. These may therefore impact the results of its operations and delivery of its business strategy and long-term financial success. Sustainability-related risks arise from the activities that support implementation of the Group’s sustainability strategy, which is centred on three key pillars (providing simple and accessible health and financial protection, responsible investment and creating a sustainable business) and increases the expectations of the Group’s stakeholders with regard to the Group’s potential external environmental and social impact. As custodians of stakeholder value for the long term, the Group seeks to manage sustainability-related risks and their potential impact on its business and stakeholders through transparent and consistent implementation of its strategy in its markets and across operational, underwriting and investment activities. It is enabled by strong internal governance, sound business practices and a responsible investment approach, with sustainability-related considerations integrated into investment processes and decisions, and the performance of fiduciary and stewardship duties, including via voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager. Priorities for the Group in the first half of 2025 remained the same, including the enhancement of governance and controls around sustainability-related topics and external disclosures, internal knowledge sharing and capacity-building, the establishment of frameworks and governance for transition finance investments, the preparation for the transition to the Hong Kong Stock Exchange and Singapore Exchange’s climate disclosure requirements, and continued progress towards the Group’s external climate-related commitments. Further information on the Group’s sustainability governance and strategy, as well as the management of material sustainability themes, is included in the Group’s 2024 Sustainability Report. The Group participates in networks, industry forums and working groups, such as the Net Zero Asset Owner Alliance (NZAOA), and Principles for Responsible Investment (PRI), to further develop understanding and support action, consistent with the Group’s fiduciary responsibilities, in relation to managing sustainability risks and promoting a just and inclusive transition. The Group also actively engages with, responds and contributes to, discussions, consultations and information-gathering exercises with local regulators, international supervisory bodies and global industry standard setters. 41

Risk description Risk management Sustainability-related (including ESG and climate-related) risks continued Potential regulatory compliance and litigation risks exist globally and across Asia, as sustainability-related topics remain high on the agenda of both local regulators and international supervisory bodies, including the Financial Conduct Authority, the International Association of Insurance Supervisors (IAIS), the Hong Kong Stock Exchange and Singapore Exchange, which published their climate disclosure requirements in 2024, and the European Securities and Market Authority and the Monetary Authority of Singapore, which published their further requirements with regards to the use of sustainability and ESG nomenclature in the labelling of investment products. Delivery of the Group’s Sustainability Strategy, including the decarbonisation commitments and the development of sustainable and inclusive offerings, heightens the risk of accusations of misleading or unsubstantiated representations to the extent of the environmental or societal impact of the Group’s activities and the sustainability features of new products (eg greenwashing), which subsequently increases the risk of potential litigation, regulatory action or reputational damage. Evolving and diverging approaches to sustainability efforts in various jurisdictions also create challenges in addressing conflicting requirements and expectations. Further details of the Group’s sustainability-related risks and regulations are included in sections 3.1 and 4.1 of the Risk factors. The Group Risk Framework continues to be critically evaluated and updated where required to ensure both sustainability-related considerations and risks to the Group, including those arising from stakeholder expectations of the external impact of the Group’s activities, are appropriately captured. Consideration is given to a number of risk characteristics which sustainability-related risks may exhibit, but which are not generally recognised in more traditional risk management practices. These characteristics are reflected in the materiality assessment of sustainability-related risk themes, the decision on how to treat the risks associated with the themes, and the assessment and enhancement of existing controls or development of new controls where necessary. Whilst some material sustainability themes are reflected in the risk taxonomy as standalone risks, the risks associated with most sustainability topics are generally treated as thematic cross-cutting risks (eg climate-related risks). These are risk themes that can have significant interdependencies with and influence on, and can potentially amplify, the established risks. Risk management and mitigation of sustainability risks continues to be embedded within the Group Risk Framework and risk processes, including: – Recognition within the emerging risk identification and evaluation processes that emerging sustainability themes and the associated risks can potentially quickly change from immaterial to material (dynamic materiality); – The inclusion of ‘social and environmental responsibility’ as a strategic risk within the risk taxonomy to consider the potential risks arising from the external impact of the Group’s activities, recognising that the Group can both be impacted by sustainability issues and have an impact on these in the external world (double materiality); – Workshops and ongoing function-wide training on specific risk themes, including sustainability risk principles, greenwashing risk and the risks associated with delivery of the Group’s external responsible investment commitments; – Definition of appropriate (and longer) time horizons, including with respect to climate risk management, and the requirement to consider appropriate time horizons in risk-based decision-making; – Continued enhancement of existing frameworks, policies, processes and standards as necessary to mitigate amplified risks and meet regulatory requirements, particularly those associated with product labelling and disclosures; and – Deep dives into emerging and increasingly material sustainability themes, including climate-related risks, and development of Board-level and broader Group-wide training. 42

Risks from the nature of our business and our industry These include the Group’s non-financial risks such as operational processes, change delivery, third-party and outsourcing, customer conduct, regulatory compliance and legal, model, financial crime, and business continuity risks. With our increasing reliance on technology, information and cyber security, IT infrastructure, data and privacy risks remain areas of focus. Insurance risks and business concentration risks are also assumed by the Group in providing its products. Furthermore, there are risks associated with the oversight of the Group’s joint ventures and associates stemming from our operation in certain markets. Risk description Risk management Non-financial risks The complexity of Prudential, its activities and the extent of its transformation efforts from time to time creates a challenging operating environment and exposure to a variety of non-financial risks which are considered to be material at a Group level. The Group does not actively seek to take non-financial risks. Instead, it operates a control environment and framework for good governance intended to prevent material losses or other negative impacts. The Group’s non-financial risks, which are not exhaustive and discussed further in section 2 of the Risk factors, are outlined below. Alongside the Non-Financial Risk Appetite Framework, associated risk policies and standards are in place that individually engage with specific non-financial risks which include subject matter expert-led processes that are designed to help identify, assess, manage and control these risks, including: – Reviews of key non-financial risks and challenges within Group and business units' business plans during the annual planning cycle, to support business decisions; – Corporate insurance programmes to limit the financial impact of operational risks; – Risk management across the change delivery life cycle of major initiatives, such as prioritisation, execution planning, and the management of risks, issues, and interdependencies during the delivery of the Group’s change portfolio and activities; – Screening and transaction monitoring systems for financial crime and a programme of compliance control monitoring reviews and regular risk assessments; – Internal and external reviews of cyber security capability and defences; – Regular updating and risk-based testing of crisis management, business continuity and disaster recovery plans; – Established processes to deliver the highest quality of service to fulfil customers’ needs and expectations; and – Active engagement in managing compliance obligations and monitoring regulatory developments and supervisory focus areas. Operational processes risk Operational processes risk is the risk of failure to adequately or accurately process different types of operational transactions, including customer servicing and asset and investment management operations. Due to human error, among other reasons, operational incidents do occur from time to time and no system or process can entirely prevent occurrence. Apart from the financial impacts of inaccurate processing, other impacts may include regulatory penalties, reputational damage and resources spent to amend the errors. The Group Operational Resilience Policy outlines the Group’s requirements for managing operational resilience including business continuity, disaster recovery, and crisis management risks that the Group is exposed to. See details in the ‘Business Continuity Risk’ section below. The Group aims to manage the risk effectively by maintaining operational resilience and honouring commitments to customers and other stakeholders, whilst avoiding material adverse financial loss or impact on the Group’s reputation remains a priority. Further detail on the risks to the Group arising from system issues or control gaps is included in sections 2.1 and 2.3 in the Risk factors. Change delivery risk Change delivery risk is driven by the concurrent implementation of multiple complex initiatives across the organisation. Failure to deliver these initiatives and benefits within defined timelines, scope, and cost, with an engaged and appropriately skilled workforce, may negatively impact the Group, ranging from its operational capability, control environment, reputation, delivery of business strategies, shareholder value, and market competitiveness. The transformation and change programmes may also introduce new or increase existing business risks and dependencies, which add management complexity. Further detail on the risks to the Group associated with large-scale transformation and complex strategic initiatives is included in section 2.1 of the Risk factors. The Group aims to ensure that strong programme governance is in place with embedded risk practices to achieve ongoing and nimble risk oversight, with regular risk monitoring and reporting to risk committees. The Group’s Transformation Standards are in place alongside the Group’s existing risk policies and frameworks with the aim to ensure appropriate governance and controls to mitigate these risks. Governance forums are established to oversee the implementation and risk management of the key change delivery/ transformation initiatives from various dimensions such as customer-centricity, strategic, financial, operational (including digital platforms) and risk management. In addition, Prudential is continuously enhancing strategic capabilities through internal talent development and talent acquisition. Developing a workforce that remains engaged through change and provides adequate resources for our people to manage change, connect, grow and succeed is one of the priorities for the company. 43

Risk description Risk management Non-financial risks continued Third-party and outsourcing management risk Third party and outsourcing management risk refers to the risk that third-party supply and outsourcing arrangements, including intra-group arrangements, fail, or provide inadequate service or act in a manner that is not aligned with Prudential’s values, policies, standards or in the interests of existing and potential customers, which could result in significant business interruptions, liability for losses and costs, reputational damage and regulatory breaches for Prudential. The Group is increasingly leveraging third parties to access core markets, achieve growth and drive process efficiency. The Group has a number of important third-party relationships, with market counterparties and outsourcing partners, including distribution, technology and ecosystem providers. In addition to intra-group arrangements, the Group also maintains material strategic partnerships and bancassurance arrangements, which create reliance on the operational resilience and performance of outsourcing and business partners. This risk is explored in more depth in section 2.3 of the Risk factors. The Group Third-Party Supply and Outsourcing Policy outlines the Group’s requirements for managing third-party risk, which includes material outsourcing arrangements, that is aligned to the Hong Kong IA’s GWS Framework. In addition, the Group Third-Party Risk Oversight Policy is embedded within business units who are responsible for overseeing its implementation, with compliance achieved through a comprehensive programme that includes risk assessment, risk-based assurance, internal audit and monitoring activities. These measures collectively ensure that appropriate contract performance and risk management measures are in place to manage the risk of third-party failures that breach risk appetite and satisfy regulatory expectations. Information and cyber security, IT infrastructure, data and privacy risks Risks related to malicious attacks on Prudential systems or third-parties, service disruption, exfiltration of data, loss of data integrity and the impact on the privacy of our data remain prevalent, owing to the accessibility of attacking tools available to potential adversaries, and increasing advancement of technology such as generative AI. Regulatory expectations of cyber security and data protection controls are becoming increasingly complex as the Group continues to develop and expand digital services and products. Reliance on third-party service providers and business partners is also increasing. Further detail on the risks to the Group associated with operating in high-risk markets is included in sections 2.4 and 2.5 of the Risk factors. Consistent with the system of governance set out in section 2 above, Prudential follows a ‘three lines’ model for managing technology-related risks, with a resiliency enhancement programme in progress to further strengthen our capabilities in managing disruptions or failures on system platforms serving our customers. Group Technology, the first line, is primarily responsible for risk identification, assessment, mitigation, monitoring and reporting. Group Technology Risk Management, the second line, provides advisory, assurance and oversight of the risk domains. A number of risk management tools are in place including: key risk indicators covering key technology risk areas; annual risk assessment to identify specific risks, priorities and focus areas; and deep-dive reviews on different technology domains to provide assurance of controls. In addition, the Group Technology Risk Committee, as a first-line committee, is responsible for overseeing the effectiveness of technology risk management across the Group, including information security and privacy. Any material risks identified are escalated to the Group Risk Committee. The Group’s internal audit, the third line, provides independent assessment of control effectiveness and management awareness for both the first and second lines, with a comprehensive audit plan across all risk domains, including cyber security. Cyber and privacy risks are reported regularly to the Risk Committee by the Chief Technology Risk Officer. In addition, the Risk Committee and Audit Committee receive regular updates on technology and cyber security from senior leaders across the first and second lines, including the Head of Infrastructure and Security, the Head of Technology Risk Management, and the Chief Technology Risk Officer. Collectively, these leaders bring extensive experience in overseeing technology risk, resilience, and security across the Group. Further, the Group Executive Committee (GEC) participates in annual cyber tabletop exercises and risk workshops to ensure members are well equipped to respond to a cyber or information security incident and fully understand the latest threats and regulatory expectations. The Group’s Global Integrated Command Centre has been set up to provide Group-wide monitoring, detection and incident management capabilities. 44

Risk description Risk management Non-financial risks continued Information and cyber security, IT infrastructure, data and privacy risks continued The Group has developed data minimisation and ‘privacy-by-design’ principles, where data should only be collected and used for its intended purpose and is not retained longer than necessary. The handling of sensitive data is governed by policies such as the Group Information Security Policy, the Group Privacy Policy, and the Group Data Governance Policy, each aligned to applicable laws and regulations. These policies, together with our third-party risk management practices, aim to ensure privacy and system availability are maintained for Prudential and its third-party service providers. AI advancements are shaping the present and future of the insurance industry. Our goal is to remain at the forefront by providing services that are technologically advanced, ethically sound, and socially responsible. With our customers at the core of our operations, we apply our AI Ethics Principles in everything we do. These principles apply to both our own and third-party solutions, ensuring that every AI system and innovation is thoroughly evaluated via appropriate governance channels for ethical considerations and that associated risks are well managed. An oversight forum for the use of AI is also in place to ensure compliance with the AI Ethics Principles adopted by the Group with the aim to ensure the safe use of AI. Employees are also regularly reminded of the paramount importance of these AI ethics across all markets, while we engage in ongoing dialogues and cooperative initiatives with our regulators. Prudential’s AI governance and ethics principles are available at https:// www.prudentialplc.com/en/site-services/ai-statement We continue to observe a rise in malware and ransomware threats and the Group continues to maintain and, where appropriate, enhance defences to protect its systems from cyber security attacks. Prudential has adopted a holistic risk management approach, designed to prevent and disrupt attacks against the Group and to aid recovery, should an attack occur. Other defences include but are not limited to: distributed denial of services (DDoS) protection for Group websites, AI-based endpoint security software, continuous security monitoring, network-based intrusion detection, and employee training and awareness campaigns. In addition, the Group recognises the evolving threat of AI-generated deepfakes and other sophisticated social engineering tactics targeting corporate activities. As part of our broader cyber resilience strategy, we are enhancing awareness efforts, strengthening detective controls, and bolstering incident response capabilities. While deepfake detection technologies are still maturing, we continue to monitor advancements and collaborate with industry partners to assess and integrate emerging solutions as they become enterprise-ready. The Group tests the effectiveness of cyber security and privacy controls via a dedicated ‘red team’ to identify potential vulnerabilities, and engages and rotates external expert vendors to perform adversarial testing on our systems. In addition, we engage external consultants to assess and benchmark the maturity of Prudential’s cyber, information security and privacy controls. A private ‘Bug Bounty’ programme invites external security practitioners to identify and report security issues and vulnerabilities, supported by a Vulnerability Disclosure Programme that allows independent security researchers to report security issues and vulnerabilities via the Prudential websites. The Group has subscribed to services from independent security consultants to monitor our external security posture on an ongoing basis. Whilst the cyber threat landscape has continued to elevate due to ransomware and supply chain compromise events, the Group did not experience any cyber security and data breaches with a material impact on its business strategy, operations or financial condition in the first half of 2025. 45

Risk description Risk management Non-financial risks continued Customer conduct risk Prudential’s conduct of business, especially in the design and distribution of its products and the servicing of customers, is crucial in ensuring that the Group’s commitment to meeting its customers’ needs and expectations is fulfilled. The Group’s Customer Conduct Risk Framework reflects management’s focus on customer outcomes. Factors that may increase conduct risk can be found throughout the product life cycle, from the complexity of the Group’s products and services to its diverse distribution channels, which include its agency workforce, virtual face-to-face sales, and sales via online digital platforms. The Group has developed a Group Customer Conduct Risk Policy, which sets out five customer conduct standards that the business is expected to meet: – Treat customers fairly, honestly and with integrity; – Provide and promote products and services that meet customer needs, are clearly explained, and that deliver real value; – Manage customer information appropriately, and maintain the confidentiality of customer information; – Provide and promote high standards of customer service; and – Act fairly and promptly to address customer complaints and any errors found. Conduct risk is managed via a range of controls that are assessed through the Group’s Conduct Risk Assessment Framework, reviewed within its monitoring programmes, and overseen within reporting to its boards and committees. Management of the Group’s conduct risk is key to the Group’s strategy. Prudential’s conduct risks are managed and mitigated using the following tools, among others: – The Group’s Code of Conduct and conduct standards, product underwriting and other related risk policies, and supporting controls including the Group’s financial crime risk control programme; – A culture that supports the fair treatment of the customer, incentivises the right behaviour through proper remuneration structures, and provides a safe environment to report conduct risk-related issues via the Group’s internal processes and the Speak Out programme; – Product controls, such as a product conduct risk assessment, which is a component of the product development process and helps identify and manage product-related conduct risks; – Distribution controls, including monitoring programmes relevant to the type of business (insurance or asset management), distribution channel (agency, bancassurance or digital) and ecosystem, to help ensure sales are conducted in a manner that considers the fair treatment of customers within digital environments; – Quality of sales processes, services and training, and use of other initiatives such as special requirements for vulnerable customers, to improve customer outcomes; – Appropriate claims management and complaint-handling practices; and – Regular deep-dive assessments on, and monitoring of, conduct risks and periodic conduct risk assessments. 46

Risk description Risk management Non-financial risks continued Regulatory compliance and legal risk Prudential operates in highly regulated markets and under the ever-evolving requirements and expectations of diverse and dynamic regulatory, legal and tax regimes which may impact its business or the way the business is conducted. The complexity of legal and regulatory compliance continues to evolve and increase, representing a challenge for international businesses. Compliance with the Group’s legal or regulatory obligations (including in respect of international sanctions) in one jurisdiction may conflict with the law or policy objectives of another jurisdiction or may be seen as supporting the law or policy objectives of one jurisdiction over another, creating additional legal, regulatory compliance and reputational risks. These risks may be increased where the scope of regulatory requirements and obligations is uncertain, including where the interpretation and application of laws and regulations within the jurisdictions in which Prudential operates may be subject to change, and where specific cases applicable to the Group are complex. In certain jurisdictions in which Prudential operates, there are several ongoing policy initiatives and regulatory developments which will impact the way Prudential is supervised. Further information on specific areas of regulatory and supervisory focus and changes are included in section 4 of the Risk factors. The Group monitors regulatory and legal developments at a market and global level and these considerations form part of the Group’s ongoing engagement with regulators or supervisors, government policy teams, and industry groups. Risk management and mitigation of regulatory and legal risk at Prudential includes a comprehensive set of compliance operating arrangements, such as policies, procedures, reporting protocols, risk management measures, disclosures, and training, to ensure ongoing compliance with regulatory and legal obligations. Appropriate controls or tools have been systematically integrated into the daily operations of Prudential: – Close monitoring and assessment of our business controls and regulatory landscape, with explicit compliance consideration of risk themes in strategic decisions, risk governance, customer protection, conduct and culture, technology, data, operations, financial crime, and cross-border activities; – Ongoing engagement with relevant regulators, government policy teams and international standard setters; and – Compliance oversight to ensure adherence to new regulatory developments, including those associated with emerging risk topics. Model risk Model risk is the risk of adverse financial, regulatory, operational, or reputational impact, or misinformed business and strategic decision-making, resulting from reliance on a model or user-developed application (UDA) that is inaccurate, incorrect or misused. The Group utilises various tools which form an integral part of operational functions including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, determining hedging requirements, assessing projects and strategic transactions. Technological developments, in particular in the field of AI and the increased use of generative AI, pose new considerations for model risk oversight provided under the Group Risk Framework. The Group has no appetite for model or UDA-related incidents leading to regulatory breaches. There is limited appetite for failures to develop, implement and monitor appropriate risk mitigation measures to manage model and UDA risk. The Group’s model and UDA risk is managed and mitigated via the Model and UDA Risk Framework, which applies a risk-based approach to tools (including those under development) with the aim to ensure a proportionate level of risk management. The framework requirements include: – A set of risk oversight, management and governance requirements; – Regular risk assessment requirements of all tools taking into account potential impact on various stakeholders, including policyholders; and – Regular independent validation (including limitations, known errors and approximations) of all Group critical tools. 47

Risk description Risk management Non-financial risks continued Financial crime risk As with all financial services firms, Prudential is exposed to risks relating to: money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); sanctions compliance breaches (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive improper benefits); and fraud (including the risk of fraudulent insurance claims or billing). The consequences of the Group’s criminal liability for failure to prevent financial crime and bribery include reputational damage (including market and financing issues, loss of confidence by business partners, and increased vulnerability to bribe solicitation and demands), financial costs and fines. Further detail on the risks to the Group associated with operating in high-risk markets is included in section 2.6 of the Risk factors. The Group’s response to financial crime is aligned with applicable laws and regulations in the jurisdictions in which it operates. Group-wide policies covering anti-money laundering, sanctions, anti-bribery and corruption, and counter fraud are in place which reflect these requirements and are applicable to all staff. Local business units are responsible for overseeing implementation of policies and procedures and organising risk-based training and communications. Compliance is achieved through a programme of risk assessment, risk-based assurance, internal audit activity and monitoring. The Group continues to enhance its financial crime risk management capability through investment in advanced analytics and AI tools. These actions aim to strengthen prevention, increase detection and deliver enhanced oversight of financial crime risk. The Group has a formal and mature confidential reporting system in place for reporting and escalation of elevated risk, through which employees and other stakeholders can report concerns relating to potential misconduct. The process and results of this system are overseen by the Audit Committee. Business continuity risk Prudential is exposed to business continuity risk including potential environmental, technological, geopolitical and third-party-related threats or disruptions that could disrupt the company’s critical business services and operations. The Group continually seeks to increase business resilience and anticipate emerging disruptive threats through forecasting, adaptation, planning, preparation and testing of contingency plans and the Group's ability to respond effectively to and operate through disruptive events. Operational resilience is at the core of the Group’s embedded Business Continuity Management (BCM) programme and framework that help to protect the Group’s systems, service delivery to customers, and its key stakeholders. Taking a proactive approach to anticipating disruption risk, the BCM programme covers risk assessments, business impact analyses, maintenance and testing of business continuity, crisis management and disaster recovery plans. The Group Crisis Management Procedure serves as a cross-functional response tool to limit the impact of any disruptive event and is regularly reviewed and tested. The consideration of impacts on customers is at the core of our resilience efforts, focusing on the delivery of critical business services. 48

Risk description Risk management Insurance risks Insurance risks make up a significant proportion of Prudential’s overall risk exposure. The profitability of the Group’s businesses depends on a mix of factors including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill or suffering an accident) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing/surrendering of policies), increases in the costs of claims over time (claim inflation), and changes in the regulatory environment. The risks associated with adverse experience relative to assumptions associated with product performance and customer behaviour are detailed in section 2.7 of the Risk factors. The Group has appetite for retaining insurance risks in the areas where it believes it has expertise and operational controls to manage the risk and where it judges it to be more value-creating to do so than to transfer the risk, but only to the extent that these risks remain part of a balanced portfolio of sources of income for shareholders and are compatible with a robust solvency position. Inflationary and other economic pressures also impact morbidity experience in several markets (see below). Elevated interest rates may lead customers to lapse in preference for alternate saving options that offer higher levels of guarantees. A high-inflation environment, and the broader uncertainty, may also increase lapses, surrenders and fraud, as well as heighten premium affordability challenges. The principal drivers of the Group’s insurance risk vary across its business units. In Hong Kong, Singapore, Indonesia and Malaysia, a significant volume of health and protection business is written, and the most significant insurance risks are medical claims inflation risk, morbidity risk and persistency risk. The Group manages and mitigates insurance risks using the following, among other methods: – The Group’s Insurance Risk Policy; – The Group’s Product Risk Policy, which sets out the required standards for effective product risk management and approvals for new, or changes to existing, products (including the role of the Group). The policy also describes how the Group’s Customer Conduct Risk Policy is met in relation to new product approvals and current and legacy products; – The Group’s Financial Crime Policy (see the 'Financial crime risk' section above); – Using persistency, morbidity and longevity assumptions that reflect recent experience and expectation of future trends, and the use of industry data and expert judgement where appropriate; – Using reinsurance to mitigate, manage and diversify mortality and morbidity risks; – Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk; – Maintaining the quality of sales processes and training, and using initiatives to increase customer retention in order to mitigate persistency risk; – The use of mystery shopping to identify opportunities for improvement in sales processes and training; and – Using product repricing and other claims management initiatives in order to mitigate morbidity and medical claims inflation risk. Medical claims inflation risk A key assumption when setting and reviewing health insurance premiums is the rate of medical claims inflation, which is often in excess of general price inflation. The cost of medical treatment could increase more than expected, resulting in higher than anticipated medical claims cost passed on to Prudential. There may also be constraints on our ability to pass the medical claims inflation impact onto customers via increased health insurance premiums. The Group’s approach to best managing this risk is by retaining the right to reprice products and appropriate overall claims limits within policies, either per type of medical treatment or in total across a policy, annually and/or over the policy lifetime. Medical reimbursement downgrade experience (where the policyholder reduces the level of the coverage/protection in order to reduce premium payments) following any repricing is also monitored by the Group’s businesses. Medical claims inflation risk is managed through a range of activities and mitigants, including end-to-end analytics identifying fraud, waste or abuse, tariff and discount negotiations with hospital and other medical providers, robust claim adjudication rules and processes, product innovation, and proactive collaboration with regulators. Morbidity risk Morbidity risk is the risk of deviations in the future frequency and magnitude of non-fatal accident and sickness claims relative to initial assumptions that are adverse to shareholder value. It can be influenced by a range of factors including: inflationary, economic and other pressures on the cost of medical treatment; medical advances which can reduce the incidence and improve recovery rates of serious health conditions but can also increase diagnosis rates and/ or increase or prolong treatment costs of certain conditions; government and regulatory policies; opportunistic activities (including fraud); and natural events (including pandemics). Morbidity risk can also result from: product design features that incentivise adverse policyholder behaviour; inappropriate or insufficiently informed initial assumptions; claims volatility due to random fluctuation or a large-scale systemic event; insufficient recognition of an individual’s medical, financial and/or and other relevant circumstances during the policy application assessment process; and/or ineffective claims assessments leading to payment of claims that are inconsistent with the insurance product’s contract and/or best practice. The Group manages morbidity risk through prudent product design, underwriting and claims management and, for certain products, the right to reprice where appropriate. Prudential’s morbidity assumptions reflect its recent experience and expectation of future trends for each relevant line of business. 49

Risk description Risk management Insurance risks continued Persistency risk Persistency risk results from adverse changes in policy surrenders, paid-ups and non-forfeiture, and other policy discontinuances. In general, adverse persistency experience results in deterioration of profits and shareholder value and can be an indicator of inadequate sales quality controls, and can elevate conduct, reputational and regulatory risks. Persistency risk generally stems from misalignment between customer needs and purchased product as a result of insufficient product collaterals and/or sales process, insufficient post-sale communication and engagement with the customer leading to a deterioration of appreciation of the value of their policy, operational barriers to premium renewal payment, and/or changes in policyholder circumstances resulting from external drivers. The Group manages persistency risk by appropriate controls across the product life cycle. These include: review of and revisions to product design and incentive structures where required; ensuring appropriate training and sales processes, including those ensuring active customer engagement and high service quality; appropriate customer disclosures and product collaterals; use of customer retention initiatives; and post-sale management through regular experience monitoring. Strong risk management and mitigation of conduct risk and the identification of common characteristics of business with high lapse rates is also crucial. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. Business concentration risk Prudential operates in markets in both Asia and Africa via various channels and product mix; although largely diversified at the Group level, several of these markets are exposed to certain levels of concentration risk. From a channel concentration perspective, some of the Group’s key markets rely more on agency and some markets rely more on bancassurance. From a product concentration perspective, some of the Group’s markets focus heavily on specific product types, depending on the target customer segments. Geographically, the Greater China (Hong Kong, Mainland China and Taiwan) region contributes materially to the Group’s top and bottom lines. Uncertainties in macroeconomic and geopolitical conditions as well as regulatory changes may impact the levels of business concentration, including any changes in business from Mainland China visitors to Hong Kong as well as the domestic business in Mainland China, and adversely impact the Group’s business performance and financial condition. To improve business resilience, the Group continues to look for opportunities to enhance business diversification in products and distribution channels as well as across geographical markets, by building multi-market growth engines as part of its strategy. Risks associated with the oversight of the Group’s joint ventures and associates Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or associates. For such operations, the level of control exercisable by the Group depends on the terms of the contractual agreements between participants. Whilst the joint ventures and associates are run as separate entities, the Group’s interests are best safeguarded by our ability to effectively oversee and influence these joint ventures and associates in a way that is proportionate to our ownership level and control. Further information on the risks to the Group associated with its joint ventures and other shareholders and third parties are included in section 2.6 of the Risk factors. The Group exercises primary oversight and control over joint ventures and associates through our nominated directors and other representatives on the Board and Board Committees, whose appointments are subject to regular review. The Group has effective access to management information on these businesses via the Board and Board Committees, the businesses’ public disclosures, and established regular touchpoints with key business functions of these organisations (eg audit). Key updates on joint ventures and associates are provided to the Group’s governance such as the Risk Committee and the Audit Committee. The Group also regularly reviews its governance frameworks and policies to ensure optimal oversight over joint ventures and associates. The Group established a new Joint Venture Oversight Framework in 2024 to formalise and strengthen the Group’s oversight of the joint ventures over which it does not exercise management control. Notes (1) Reflecting products that are classified as variable fee approach only. (2) With the exception of investments backing the shareholders' 10 per cent share of the estate within the Hong Kong participating fund. (3) Excluding assets held to cover linked liabilities. (4) Based on middle ranking from Standard & Poor's, Moody's and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external ratings agencies' ratings and, lastly, internal ratings have been used. (5) Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill, a Bank of America company. Anything that cannot be identified from the three sources noted is classified as other. (6) Corporate debt comprises corporate bonds and asset-backed securities. 50

Risk factors A number of risk factors may affect the financial condition, results of operations and/or prospects of Prudential and its wholly and jointly owned businesses, as a whole, and, accordingly, the trading price of Prudential’s shares. The risk factors mentioned below should not be regarded as a complete, exhaustive and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the factors specified under ‘Forward-looking statements’. 1 Risks relating to Prudential’s financial condition 1.1 Prudential’s businesses are inherently subject to market fluctuations and general economic conditions, each of which may adversely affect the Group’s business, financial condition, results of operations and prospects. Uncertainty, fluctuations or negative trends in global and national macroeconomic conditions and investment climates could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects, including as a result of increased strategic, business, insurance, product and customer conduct risks. The financial markets in which Prudential operates are subject to uncertainty and volatility created by a variety of factors such as actual or expected changes in both monetary and regulatory policies in Mainland China, the US and other jurisdictions together with their impact on base interest rates and the valuation of asset classes and inflation expectations; slowdowns or reversals in world or regional economic growth arising from geopolitical conflicts and/or global issues such as pandemics; natural catastrophes; and sector-specific (eg in banking or real estate) slowdowns or deteriorations which have the potential to have contagion impacts. Other factors include fluctuations in global commodity and energy prices, concerns over the serviceability of sovereign debt in certain economies, increased levels of geopolitical and political risk and policy-related uncertainty, protectionism, trade policies, and sociopolitical and climate-driven events. The transition to a lower carbon economy, the timing and speed of which is uncertain and will vary by country, may also result in greater uncertainty, fluctuations or negative trends in asset valuations and reduced liquidity, particularly for carbon-intensive sectors, and may have a bearing on inflation levels. The extent of the financial market and economic impact of these factors may be highly uncertain and unpredictable and influenced by the actions, including the duration and effectiveness of mitigating measures, taken by governments, policymakers, institutions and the public. The adverse effects of such factors could be felt principally through the following items: – Changes to interest rates could reduce Prudential’s capital strength and impair its ability to write significant volumes of new business. Increases in interest rates could adversely impact the financial condition of the Group through changes in the present value of future fees for unit-linked businesses and/or the present value of future profits for accident and health products; and/or reduce the value of the Group’s assets and/or have a negative impact on its assets under management and profit. Decreases in interest rates could: increase the potential adverse impact of product guarantees included in non-unit-linked products with a savings component; reduce investment returns on the Group’s portfolios; impact the valuation of debt securities; and/or increase reinvestment risk for some of the Group’s investments from accelerated prepayments and increased redemptions. – A reduction in the financial strength and flexibility of corporate entities may result in a deterioration of the credit rating profile and valuation of the Group’s invested credit portfolio (which may lead to an increase in regulatory capital requirements for the Group or its businesses), increased credit defaults and debt restructurings and wider credit and liquidity spreads, leading to realised and unrealised credit losses by the Group. Regulations imposing or increasing restrictions on the amount of company debt financing, such as those placing limits on debt or liability ratios, may also reduce the financial flexibility of corporate entities. Similarly, securitised assets in the Group’s investment portfolio are subject to default risk and may be adversely impacted by delays or failures of borrowers to make payments of principal and interest when due. Where a widespread deterioration in the financial strength of corporate entities occurs, any assumptions on the ability and willingness of governments to provide financial support may need to be revised. – Failure of Prudential’s counterparties (such as banks, reinsurers and counterparties to cash management and risk transfer or hedging transactions) to meet commitments, or legal, regulatory or reputational restrictions on the Group’s ability to deal with these counterparties, could give rise to a negative impact on Prudential’s financial position and on the accessibility or recoverability of amounts due or the adequacy of collateral. Geographic or sector concentrations of counterparty credit risk could exacerbate the impact of these events where they materialise. – Estimates of the value of financial instruments becoming more difficult because in certain illiquid, volatile or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time). Where the Group is required to sell its investments within a defined time frame, such market conditions may result in the sale of these investments at below expected or recorded prices. – The Group holds certain investments that may, by their nature, lack liquidity or have the potential to lose liquidity rapidly, such as investment funds (including money market funds), privately placed fixed maturity securities, mortgage loans, complex structured securities and alternative investments. If these investments were required to be liquidated at short notice, the Group could experience difficulty in doing so and could be forced to sell them at a lower price than it otherwise would have been able to realise. – Increased illiquidity driven by the uncertainty over the accessibility of financial resources could adversely affect the Group’s ability to meet policyholder benefit and expense obligations. This could occur if capital resources are reduced as valuations decline under extreme market conditions, external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions, or redemption restrictions are placed on Prudential’s investments in illiquid funds. In addition, significant redemption requests 51 could also be made on Prudential’s issued funds, and while this may not have a direct impact on the Group’s liquidity, it could result in reputational damage to Prudential. The potential impact of increased illiquidity is more uncertain than for other risks such as interest rate or credit risk. – A reduction in revenue from the Group’s products could occur where fee income is linked to account values or the market value of the funds under management. Sustained inflationary pressures which may drive higher interest rates may also impact the valuation of fixed income investments and reduce fee income. For some non-unit-linked products with a savings component, it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This may particularly be the case in jurisdictions where bond markets are less developed or where the duration of policyholder liabilities is longer than the duration of bonds issued and available, and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. If interest rates in these markets are lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential’s reported profit and the solvency of its business units. In addition, part of the profit from the Group’s operations is related to bonuses for policyholders declared on participating products, which are impacted by the difference between actual investment returns of the participating fund (which are broadly based on historical and current rates of return on equity, real estate and fixed income securities) and minimum guarantee rates offered to policyholders. This profit could be lower, particularly in a sustained low interest rate environment. Bonuses are shaped not only by the aforementioned conditions, but also by local regulations in certain markets, which require the management of participating funds to ensure the fair and equitable allocation of distributable surplus or profits and alignment with policyholders’ reasonable expectations. This interplay adds further complexity to the effective management of these products and could have a material adverse effect on Prudential’s results of operations and prospects. In general, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, frauds, lapses, partial withdrawals or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. Uncertainty over livelihoods, elevated cost of living and challenges in affordability may adversely impact the demand for insurance products and increase regulatory risk in meeting regulatory requirements and expectations with respect to vulnerable customers (see risk factor 2.7). In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential’s business, balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements is reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge. For example, sustained inflationary pressures driving interest rates to higher levels may lead to increased lapses for some guaranteed savings products where higher levels of guarantees are offered by products of the Group’s competitors, reflecting consumer demand for returns at the level of, or exceeding, inflation. High inflation, combined with an economic downturn or recession, may also result in affordability challenges, adversely impacting the ability of consumers to purchase insurance products. Rising inflation, via medical claims inflation (with rising medical import prices a factor under current market conditions), may adversely impact the profitability of the Group’s businesses. Any of the foregoing factors and events, individually or together, could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects. 1.2 Geopolitical and political risks and uncertainty may adversely impact economic conditions, increase market volatility and regulatory compliance risks, cause operational disruption to the Group and its businesses and impact the implementation of its strategic plans, which could have adverse effects on Prudential’s business, financial condition, results of operations, and prospects. The Group is exposed to geopolitical and political risks and uncertainty in the diverse markets in which it operates. Such risks may include: – The application of government regulations, executive powers, sanctions, protectionist or restrictive economic and/or trade policies (including tariffs and embargoes) or other measures adopted by businesses or industries which increase trade barriers or restrict trade, sales, financial transactions, or the transfer of capital, investment, data or other intellectual property, with respect to specific territories, markets, companies or individuals; – An increase in the volume and pace of domestic regulatory changes, including those applying to specific sectors; – The increased adoption or implementation of laws and regulations which may purport to have extra-territorial application; – An increase in military tensions, regional hostilities or new conflicts which may disrupt business operations, investments, market confidence and expectations and growth; – Withdrawals or expulsions from existing trading blocs or agreements or financial transaction systems, or fragmentation of systems, including those which facilitate cross-border payments; – The implementation of measures favouring local enterprises including changes to the maximum level of non-domestic ownership by foreign companies, differing treatment of foreign-owned businesses under regulations and tax rules, or international trade disputes affecting foreign companies; – Increased costs due to government mandates or regulations imposing a financial contribution to the government as a condition for doing business; – Uncertainty in the enforceability of legal obligations where their interpretation may change or be subject to inconsistent application; and – Measures which require businesses of overseas companies to operate through locally incorporated entities or with local partners, or with requirements for minimum local representation on executive or management committees. 52

The above risks may have an adverse impact on Prudential through their effects on the macroeconomic outlook and the environment for global, regional and national financial markets. Prudential may also face risks arising from economic sanctions imposed as a result of geopolitical conflicts and national security and economic decisions. The above risks may adversely impact the economic, business, legal and regulatory environment in specific markets or territories in which the Group, its joint ventures or jointly owned businesses, sales and distribution networks, or third-party service providers have operations. For internationally active groups such as Prudential, operating across multiple jurisdictions, such measures may add to the complexity of legal and regulatory compliance and increase the risk of conflicts between the requirements of one jurisdiction and another. See risk factors 4.1 and 4.3 below. Geopolitical and political risks and uncertainty may adversely impact the Group’s operations and its operational resilience. Increasing geopolitical and political tensions may lead to conflict, civil unrest and/or disobedience as well as increases in domestic and cross-border cyber intrusion activity. Such events could impact operational resilience by disrupting Prudential’s IT systems (including any applications, models and platform technologies), operations, new business sales and renewals, distribution channels and services to customers, which may result in a reduction in contributions from business units to the central cash balances and profit of the Group, decreased profitability, financial loss, adverse customer impacts and reputational damage, and may impact Prudential’s business, financial condition, results of operations and prospects. Legislative or regulatory changes and geopolitical or political risks which adversely impact the international trading and economic relationships of Hong Kong, which is both a key market and the location of Group head office functions, may result in adverse sales, operational and product distribution impacts to the Group. 1.3 As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses, dividend payments and share buybacks. Any changes in the financial condition of Prudential’s subsidiaries could have an adverse effect on the Group's business, financial condition, results of operations and prospects. The Group’s insurance and asset management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this ‘Risk factors’ section. As a holding company, Prudential’s principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper. Prudential’s subsidiaries are generally subject to insurance, asset management, foreign exchange and tax laws, rules and regulations (including in relation to distributable profits that can limit their ability to make remittances). In some circumstances, including where there are changes to general market conditions, this could limit Prudential’s ability to pay dividends to shareholders, to make available funds held in certain subsidiaries to cover the operating expenses of other members of the Group, or to execute business strategies such as share buybacks. A material change in the financial condition of any of Prudential’s subsidiaries may have a material effect on the Group's business, financial condition, results of operations and prospects. 1.4 Prudential’s investment portfolio is subject to the risk of potential sovereign debt credit deterioration, which could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects. Investing in sovereign debt creates exposure to the direct or indirect consequences of geopolitical, political, social or economic changes (including changes in governments, heads of state or monarchs), military conflicts, pandemics and associated disruption, and other events affecting the markets in which the issuers of such debt are located and the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks that are different to investment in the debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due (or in the agreed currency) in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor’s willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its financial position, the extent and availability of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor’s policy toward local and international lenders, geopolitical tensions and conflicts and the political constraints to which the sovereign debtor may be subject. Fiscal risks faced by sovereigns could increase due to elevated levels of indebtedness and increasing demands on government budgets stemming from rising social welfare costs, defence expenditures and climate transition efforts. Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies’ exchange rates, or may adopt monetary, fiscal and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers. In addition, if a sovereign default or other such events described above were to occur, as has happened on certain occasions in the past, other financial institutions may also suffer losses or experience solvency or other concerns, which may result in Prudential facing additional risks relating to investments in such financial institutions that are held in the Group’s investment portfolio. There is also risk that public perceptions 53 about the stability and creditworthiness of financial institutions and the financial sector generally might be adversely affected, as might counterparty relationships between financial institutions. If a sovereign were to default on or restructure its obligations, or adopt policies that devalued or otherwise altered the currencies in which its obligations were denominated, this could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects. 1.5 Downgrades in Prudential’s financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties. Prudential’s financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are important factors affecting public confidence in Prudential’s products, and as a result its competitiveness. Downgrades in Prudential’s ratings as a result of, for example, decreased profitability, a deteriorating solvency position, increased costs, increased indebtedness or other concerns could have an adverse effect on its ability to market products, retain current policyholders and attract new policyholders, as well as the Group’s ability to compete for acquisition and strategic opportunities. Downgrades could have an adverse effect on the Group’s financial flexibility, including its ability to issue commercial paper at acceptable levels and pricing, requirements to post collateral under or in connection with transactions, and ability to manage market risk exposures. The interest rates at which Prudential is able to borrow funds are affected by its credit ratings, which are in place to measure the Group’s ability to meet its contractual obligations. In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential’s financial condition. Any such downgrades could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects. Prudential cannot predict what actions rating agencies may take, or what actions Prudential may take in response to any such actions, which could adversely affect its business and prospects. 1.6 Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses. Prudential’s operations generally write policies and invest in assets denominated in local currencies, but in some markets Prudential also writes policies and invests in assets denominated in non-local currencies, primarily in the US dollar. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to fluctuations in Prudential’s consolidated financial statements upon the translation of results into the Group’s presentation currency. This exposure is not currently separately managed. The Group presents its consolidated financial statements in the US dollar. The results of some entities within the Group are not denominated in or linked to the US dollar and some enter into transactions which are conducted in non-US-dollar currencies. Prudential is subject to the risk of exchange rate fluctuations from the translation of the results of these entities and non-US-dollar transactions and the risks from the maintenance of the HK dollar peg to the US dollar. In cases where a non-US-dollar-denominated surplus arises in an operation which is to be used to support Group capital or shareholders’ interest (ie remittances), this currency exposure may be hedged where considered economically favourable. Prudential is also subject to the residual risks arising from currency swaps and other derivatives that are used to manage the currency exposure. 54

2 Risks relating to Prudential’s business activities and industry 2.1 The implementation of large-scale transformation, including complex strategic initiatives, gives rise to significant design and execution risks and may affect Prudential’s operational capability and capacity. Failure of these initiatives to meet their objectives may adversely impact the Group and the delivery of its strategy. To implement its business strategies for growth, meet customer needs, improve customer experiences, strengthen operational resilience, meet regulatory and industry requirements, and maintain market competitiveness, Prudential from time to time undertakes operating model and corporate restructuring, transformation programmes and acquisitions/disposals across its business. Many such change initiatives are complex, interconnected and/or of large scale, and seek to achieve business efficiencies through operating model changes, advancing the Group’s digital capability and expanding strategic partnerships, and industry and regulatory-driven change. There may be a material adverse effect on Prudential’s business, employees, customers, financial condition, results of operations and prospects if these initiatives incur unplanned costs, are subject to implementation delays, or fail to fully meet their objectives. Leadership changes and changes to the business and operational model of the Group increase uncertainty for its employees, which may affect operational capacity and the ability of the Group to deliver its strategy. There may also be adverse implications for the Group in undertaking transformation initiatives, such as placing additional strain on employees or operational capacity, and adding stress to change management practices. Implementing initiatives related to the business strategy for the Group, control environment transformation, significant accounting standard changes, and other regulatory changes in major businesses of the Group may amplify these risks. Risks relating to these regulatory changes are explained in risk factor 4.1 below. The rapid pace of technological advancement presents both opportunities and risks for the Group’s transformation journey. Prudential’s exploration and implementation of innovative technologies, particularly artificial intelligence (AI), to enhance operational efficiency, decision-making, and strategic agility, exposes Prudential to challenges or failures in adopting innovative technologies, such as failure to systematically, prudently and/or effectively implement AI, and may put Prudential at risk of losing competitive advantage, as well as exposure to additional regulatory, information security, privacy, operational, ethical and conduct risks. High-quality training data is essential for building accurate and robust AI models. Without sufficient, well-structured and relevant data, AI systems may produce unreliable or biased results. Real-world data collected during deployment as well as continuous monitoring and updating using new data may help adapt AI models to specific contexts, improving their reliability, efficiency and performance. Prudential seeks to consider potential risks and negative outcomes, and proactively build risk mitigation governance practices, when implementing AI technologies to mitigate these unintended effects. 2.2 Prudential’s businesses are conducted in highly competitive environments with rapidly developing demographic trends. The profitability of the Group’s businesses depends on management’s ability to respond to these pressures and trends. The markets for financial services are highly competitive, with a number of factors affecting Prudential’s ability to sell its products and its profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, range of distribution channels (including any emergence of new distribution models) and distribution quality, illustrative point-of-sale customer investment returns, ability to implement and comply with regulatory changes, the imposition of regulatory sanctions, brand strength and name recognition, investment management performance and fund management trends, historical bonus levels, the ability to respond to developing demographic trends, customer appetite for certain savings products (which may be impacted by broader economic pressures), delivery of non-guaranteed benefits (notably non-guaranteed investment returns) according to reasonable customer expectations set at and after the point-of-sale, technological advances, and the interplays of these factors. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, have differing financial and/or risk appetites, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees, agents and independent financial advisers may limit Prudential’s potential to grow its business as quickly as planned or otherwise implement its strategy. Technological advances, including those enabling increased capability for gathering large volumes of customer health data and developments in capabilities and tools for analysing and interpreting such data (such as AI and machine learning as well as other digital technologies), may result in increased competition to the Group, and may reshape customer expectations and potentially give rise to new distribution models that may impact traditional distribution channels. This may also increase the competition risks resulting from a failure to be able to retain existing talent in the organisation, as well as hiring for newly emerging roles in the marketplace. Additionally, evolving regulatory requirements and the development of new technologies, including AI, may vary across the markets the Group operates in. This could limit the Group's ability to implement these technologies uniformly, resulting in disparities in innovation and cost efficiency, and impacting the Group's competitive position. The Group’s principal competitors include global life insurers, regional insurers and multinational asset managers. In most markets, there are also local companies that have a material market presence. Prudential believes that competition will intensify across all regions in response to consumer demand, digital and other technological advances (including the use of AI to improve operational efficiency and enhance customer experiences), the need for economies of scale and the consequential impact of consolidation, regulatory actions and other factors. Prudential’s ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures. 55

Failure to do so may adversely impact Prudential’s ability to attract and retain customers and, importantly, may limit Prudential’s ability to take advantage of new business arising in the markets in which it operates, which may have an adverse impact on the Group’s business, financial condition, results of operations and growth prospects. 2.3 Adverse experience in the operational risks inherent in Prudential’s business, and those of its material outsourcing partners, could disrupt its business functions and have a negative impact on its business, financial condition, results of operations and prospects. Operational risks are present in all of Prudential’s businesses, including the risk of loss arising from inadequate or failed internal processes, systems or human error, misconduct, fraud, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber attacks, acts of terrorism, military conflict, civil unrest and other catastrophes) or other external events. These risks may also adversely impact Prudential through its partners. Prudential relies on the performance and operations of a number of agency, bancassurance, outsourcing (including but not limited to external technology, data hosting and payments) and service partners. These include back-office support functions, such as those relating to technology infrastructure, development and support, and customer-facing operations and services, such as product distribution and services (including through digital channels), and investment operations. This creates reliance upon the resilient operational performance of these partners and exposes Prudential to the risk that the operations and services provided by these partners are disrupted or fail. Further, Prudential operates in extensive and evolving legal and regulatory environments which adds to the complexity of the governance and operation of its business processes and controls. Exposure to such risks could impact Prudential’s operational resilience and ability to perform necessary business functions if there are disruptions to its systems, operations, new business sales and renewals, distribution channels and services to customers, or could result in the loss of confidential or proprietary data. Such risks, as well as any weaknesses in administration systems (such as those relating to policyholder records) or actuarial reserving processes, may also result in increased expenses, as well as legal and regulatory sanctions, decreased profitability, financial loss and customer conduct risk impacts. This could damage Prudential’s reputation and relationship with its customers and business partners. A failure to adequately oversee service partners (or their technology and operational systems and processes) could result in significant service degradation or disruption to Prudential’s business operations and services to its customers, which may have reputational or conduct risk implications and could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects. Prudential’s business requires the processing of a large number of transactions for a diverse range of products. It also employs complex and interconnected technology and finance systems, models and user-centric applications in its processes to perform a range of operational functions. These functions include the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, and the acquisition of new business using AI and digital applications. Many of these tools form an integral part of the information and decision-making frameworks used by Prudential and the risk of adverse consequences arising from erroneous or misinterpreted tools used in core business activities, decision-making and reporting exists. Errors or limitations in these tools, or their inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, customer detriment, inaccurate external reporting or reputational damage. The long-term nature of much of the Group’s business also means that accurate records are to be maintained securely for significant time periods. The performance of the Group’s core business activities and the uninterrupted availability of services to customers rely significantly on, and require significant investment in, resilient IT applications, infrastructure and security architectural design, data governance and management and other operational systems, personnel, controls and mature processes. During large-scale disruptive events or times of significant change, or due to other factors impacting operational performance including adequacy of skilled/experienced personnel, the resilience and operational effectiveness of these systems and processes at Prudential and/or its third-party service providers may be adversely impacted. In particular, Prudential and its business partners are making increasing use of emerging technological tools and digital services, or forming strategic partnerships with third parties to provide these capabilities. Automated distribution channels and services to customers increase the criticality of providing uninterrupted services. A failure to implement appropriate governance and management of the incremental operational risks from emerging technologies may adversely impact Prudential’s reputation and brand, the results of its operations, its ability to attract and retain customers and its ability to deliver on its long-term strategy and therefore its competitiveness and long-term financial success. Although Prudential’s technology, compliance and other operational systems, models and processes incorporate strong governance and controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no complete assurance as to the resilience of these systems and processes or that governance and controls will always be effective. Due to human error, among other reasons, operational and model risk incidents may occur from time to time and no system or process can entirely prevent them. Prudential’s legacy and other technology systems, data and processes, as with operational systems and processes generally, may also be susceptible to failure or security/ data breaches. 56

2.4 Cyber security risks, including attempts to access or disrupt Prudential’s technology systems, and loss or misuse of personal data, could have potential adverse financial impacts on the Group and could result in loss of trust from Prudential’s customers and employees and reputational damage, which in turn could have material adverse effects on the Group’s business, financial condition, results of operations and prospects. Prudential and its business partners operate in an escalating cyber security risk landscape. Individuals (including employees, contractors and agents), groups or AI-enabled cyber tools may pose intentional or unintentional threats to the availability, confidentiality, and integrity of Prudential’s technology systems. These risks extend to the security of both corporate and customer data. The evolution of ransomware (a form of malicious software (malware) designed to restrict data access until a ransom is paid) could pose a threat to Prudential by impeding operations or resulting in the public exposures of sensitive information if the ransom is not promptly paid. Where these risks materialise, this could result in disruption to key operations, make it difficult to recover critical data or services, or damage assets, any of which could result in loss of trust from Prudential’s customers and employees, reputational damage and direct or indirect financial loss. The vast amount of personal and financial data held by financial services companies makes them attractive targets for cyber crime groups. Recent trends indicate that ransomware attacks are on the rise due to the proliferation of ransomware exploit toolkits and Ransomware-as-a-Service (RaaS) offerings, which provide threat actors with easy access to powerful attack tools. Simultaneously, global cyber security threats are becoming more sophisticated and impactful. As financial institutions increasingly rely on third-party vendors and interconnected systems, vulnerabilities in these supply chains can also be exploited by cyber criminals. A compromised vendor or service provider could inadvertently introduce malicious code or backdoors into the financial institution’s infrastructure, leading to potential data breaches or ransomware incidents. Prudential’s increasing profile in its current markets and those in which it is entering, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness, and increasing adoption of the Group’s digital platforms could also increase the likelihood of Prudential being considered a target by cyber criminals. There is an increasing requirement and expectation on Prudential and its business partners not only to hold the data of customers, shareholders and employees securely, but also to ensure its ongoing accuracy and that it is being used in a transparent, appropriate and ethical way, including in decision-making where automated processes or AI are employed. As Prudential and its business partners increasingly adopt digital technology, including AI in business operations, the data the Group generates creates an opportunity to enhance customer engagement while maintaining a responsibility to keep customers’ personal data safe. Various policies and frameworks are in place to govern the handling of customers' data. A failure to adhere to these policies may result in regulatory scrutiny and sanctions and detriment to customers and third-party partners, and may adversely impact the reputation and brand of the Group, its ability to attract and retain customers, and deliver on its long-term strategy, and therefore the results of its operations. The risk to the Group of not meeting these requirements and expectations may be increased by the expansion of cloud-based infrastructure and the usage of digital distribution and service channels, which can collect a broader range of personal and health-related data from individuals at increased scale and speed, as well as the use of complex tools, machine learning and AI technologies to process, analyse and interpret this data. New and currently unforeseeable regulatory, reputational and operational issues may also arise from the increased use of emerging technology such as generative AI which requires careful consideration and guardrails established to enable its safe use. Regulatory developments in cyber security and data protection continue to progress worldwide. The focus on data privacy has continued to increase, with regulators in Asia and globally introducing new data privacy laws or enhancing existing ones (eg new data protection laws in Indonesia which came into effect in October 2024, the EU AI Act passed in May 2024, guidelines such as the new GenAI Guidelines and AI Verify Framework issued in Singapore in May 2024 and the GenAI Technical and Application Guideline released by the Hong Kong Digital Policy Office in April 2025). Such developments may increase the complexity of requirements and obligations in this area, in particular where they involve AI or data localisation restrictions, or impose differing and/or conflicting requirements compared with those of other jurisdictions. Prudential faces increased financial and reputational risks due to both dynamic changes in the regulatory landscape and the risk of a significant breach of IT systems or data. These risks extend to joint ventures and third-party suppliers in light of a dynamic cyber threat landscape including supply chain compromise, computer viruses, unauthorised access and cyber security attacks such as ‘denial of service’ attacks, phishing and disruptive software campaigns. Despite multi-layered security defences, there is no guarantee that such events will not occur, and they could have significant adverse effects on Prudential’s business, financial condition, results of operations and prospects. 57

2.5 Prudential’s digital platforms may heighten existing business risks to the Group or introduce new risks as the markets in which it operates, and its partnerships and product offerings evolve. Prudential’s digital platforms are subject to a number of risks, including those related to legal and regulatory compliance and the conduct of business; the execution of complex change initiatives; information security and data privacy; the use of models and the handling of personal data (including those using or used by AI); the resilience and integrity of IT infrastructure and operations; and the management of third parties. These existing risks for the Group may be increased due to several factors: – The number of current and planned markets in which Prudential’s digital platforms operate, each with their own laws and regulations, regulatory and supervisory authorities, the scope of application of which may be uncertain, conflicting or change at pace, may increase regulatory compliance risks; – The implementation of planned digital platforms and services, which may require the delivery of complex, interconnected change initiatives across current and planned markets. This may give rise to design and execution risks, which could be amplified where these change initiatives are delivered concurrently; – The increased volume, breadth and sensitivity of data on which the digital platforms are dependent and to which the Group has access, holds, analyses and processes through its models, increases information security, data privacy and usage risks. Furthermore, the use of complex models, including where AI is used for critical decision-making, in an application’s features and offerings may give rise to ethical, operational, conduct, litigation and reputational risks if they do not function as intended; – Reliance on and/or collaboration with a number of third-party partners and providers, which may vary according to the market. This may increase operational disruption risks to the uninterrupted provision of services to customers, regulatory compliance and conduct risks, and the potential for reputational risks; and – Support for, and development of, the platforms being provided outside some of the individual markets in which the platforms operate, which may increase the complexity of local legal and regulatory compliance. New product offerings and functionality (including those supported by AI) may be developed and provided through digital platforms, which may introduce new regulatory, operational, conduct and strategic risks for the Group. Regulations may be introduced, which limit the permitted scope of online or digitally distributed insurance and asset management services, or deployment of new technological services, and may restrict current or planned offerings provided by the platform. A failure to implement appropriate governance and management of the incremental and new risks detailed above may adversely impact Prudential’s reputation and brand, its ability to attract and retain customers, its competitiveness, its ability to deliver on its long-term strategy and the financial position of the Group. 2.6 Prudential operates in certain markets with joint venture partners and other shareholders and third parties. These businesses face the same risks as the rest of the Group and also give rise to certain risks to Prudential that the Group does not face with respect to its wholly-owned subsidiaries, which could adversely affect Prudential’s reputation and its business, financial condition, results of operations and prospects. Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third-party arrangements (including associates). The financial condition, operations and reputation of the Group may be adversely impacted, or the Group may face regulatory censure, in the event that any of its partners fails or is unable to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime and sustainability (including climate-related) risks (see risk factor 3.1 below), or fails to resolve disputes that may arise from existing agreements or during the course of implementing business strategy. Reputational risks to the Group are amplified where any joint ventures or jointly owned businesses carry the Prudential name. A material proportion of the Group’s business comes from its joint venture and associate businesses in Mainland China and India, respectively. For such operations, the level of control exercisable by the Group depends on the terms of the contractual agreements as well as local regulatory constraints applicable to the joint venture and associate businesses, such as listing requirements; and, in particular, those terms providing for the allocation of control among, and continued cooperation between, the participants. As a result, the level of oversight, control and access to management information the Group is able to exercise at these operations may be lower compared to the Group’s wholly-owned businesses. This may increase the uncertainty for the Group over the financial condition of these operations, including the valuation of their investment portfolios and the extent of their invested credit and counterparty credit risk exposure, resulting in heightened risks to the Group as a whole. This may particularly be the case where the geographies in which these operations are located experience market or sector-specific slowdowns, disruption, volatility or deterioration (such as the negative developments in the Mainland Chinese economy). In addition, the level of control exercisable by the Group could be affected by changes in the maximum level of foreign ownership imposed on foreign companies in certain jurisdictions. The exposure of the Group to the risks detailed in risk factor 2.1 above may also evolve in line with the Group’s strategic initiatives, such as the expansion of the Group’s operations through joint ventures or jointly-owned businesses. In addition, a significant proportion of the Group’s product distribution is carried out through agency arrangements and contractual arrangements with third-party service providers not controlled by Prudential, such as bancassurance arrangements, and the Group is therefore dependent upon the continuation of these relationships. The effectiveness of these arrangements, or temporary or permanent disruption to them, such as through significant deterioration in the reputation, financial position or other circumstances of the third-party service providers, 58 material failure in controls (such as those pertaining to third-party service providers’ systems failure or the prevention of financial crime), regulatory changes affecting their governance or operation, or their failure to meet any regulatory requirements could adversely affect Prudential’s reputation and its business, financial condition, results of operations and prospects. 2.7 Adverse experience relative to the assumptions used in pricing products and reporting business results could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects. In common with other life insurers, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and other policy discontinuances, and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expenses. The Group’s businesses are subject to inflation risk. In particular, the Group’s medical insurance businesses are also exposed to medical inflation risk, which is often in excess of general price inflation. The potential adverse impacts to the profitability of the Group’s businesses from the upheavals in financial markets and levels of economic activity on customer behaviours are described in risk factor 1.1 above. While the Group has the ability to reprice some of its products, such repricing is dependent on the availability of operational and resource capacity to do so, as well as the Group’s ability to implement such repricing in light of the increased regulatory restrictions and societal expectations reflecting the affordability of insurance products and the protection of vulnerable customers, as well as the commercial considerations of the markets the Group operates in. The profitability of the Group’s businesses also may be adversely impacted by the medical reimbursement downgrade and/or policy termination experience following any repricing. Prudential, like other insurers, needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations. A further factor is the assumptions that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is relevant to a number of lines of business in the Group. Prudential’s persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumptions. If actual levels of persistency are significantly different than assumed, the Group’s results of operations could be adversely affected. In addition, Prudential’s business may be adversely affected by epidemics, pandemics and other effects that give rise to a large number of deaths or additional sickness claims, as well as increases to the cost of medical claims. Pandemics, significant influenza and other epidemics have occurred a number of times historically, but the likelihood, timing or severity of future events cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combatting the spread and severity of any epidemics, as well as pharmaceutical treatments and vaccines (and their rollouts) and non-pharmaceutical interventions, could have a material impact on the Group’s claims experience. Prudential uses reinsurance to selectively transfer mortality, morbidity and other risks. This exposes the Group to: the counterparty risk of a reinsurer being unable to pay reinsurance claims or otherwise meet their commitments; the risk that a reinsurer changes reinsurance terms and conditions of coverage, or increases the price of reinsurance which Prudential is unable to pass on to its customers; the risk of ambiguity in the reinsurance terms and conditions leading to uncertainty whether an event is covered under a reinsurance contract; and the risk of being unable to replace an existing reinsurer, or find a new reinsurer, for the risk transfer being sought. Any of the foregoing, individually or together, could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects. 3 Risks relating to sustainability (including environmental, social and governance (ESG) and climate-related) matters 3.1 The failure to understand and respond effectively to the risks associated with sustainability factors could adversely affect Prudential’s achievement of its long-term strategy. Sustainability-related risks refer to (i) environmental, social or governance issues, trends or events that could have a financial or non-financial impact on the Group, and/or (ii) the Group’s sustainability-focused activities, strategy and commitments that could have an external impact on the environment and wider society. A failure to manage the risks associated with key sustainability themes may undermine Prudential’s financial performance, operational resilience and sustainability credentials, adversely impact its reputation and brand, and its ability to attract and retain customers, investors, employees and distribution and other business partners, and therefore the results of its operations and the delivery of its business strategy and long-term financial success. As investors are increasingly being seen as partly responsible for the actions of the companies they invest in, Prudential, as an asset owner, may also incur sustainability-related risks from investee companies. 59 a Environmental risks Environmental concerns, notably those associated with climate change, biodiversity and nature degradation, present potential long-term risks to the sustainability ambitions of Prudential and may impact its customers and other stakeholders. Prudential is therefore exposed to the long-term impact of climate change and nature degradation risks, which include the financial and non-financial impacts of transition, physical, reputational and shareholder, regulatory, customer or third-party litigation risks. Recognising the long-term nature of the Group’s investment time horizon, the global transition to a lower carbon economy and nature preservation may have an adverse impact on investment valuations and liquidity as the financial assets of carbon-intensive companies in some asset sectors re-price as a result of increased operating costs and a reduction in demand for their products and services. The speed of this transition, and the extent to which it is orderly and managed versus disorderly and reactive, will be influenced by factors such as changes in geopolitics, public policy, technology and customer or investor sentiment. Prudential’s stakeholders increasingly expect and/or rely on the Group to support an orderly, inclusive and sustainable transition based on an understanding of the relevant market and investee-company-level transition plans with consideration given to the impact on the economies, businesses, communities and customers in these markets. The potential economic impacts of transition risks may also have a broader economic impact that may adversely affect customers and their demand for the Group’s products. The Group’s ability to sufficiently understand, measure and appropriately respond to transition risk may be limited by insufficient or unreliable data on the carbon exposure, nature impacts and dependencies, and transition plans of investee companies. This may impact the Group’s ability to deliver on its external carbon reduction commitments and the implementation of sustainability considerations in existing or new sustainability-orientated investment strategies and products. Additionally, current limitations in financial climate and nature modelling tools make it challenging to assess the financial impact of climate-related risks on the Group and its investment portfolio, particularly for longer-term time horizons. The direct physical impacts of climate change and nature degradation, including shorter-term event-driven (acute) physical risks such as increasingly frequent and severe hurricanes, floods, earthquakes, and wildfires, and those associated with longer-term shifts in climate patterns such as elevated temperatures and prolonged drought (chronic physical risks), are likely to become increasingly significant factors in the mortality and morbidity risk assessments for the Group’s insurance product underwriting and offerings and their associated claims profiles. These physical climate risks have the potential to disproportionately impact the Asia and Africa markets in which Prudential operates and invests. Similarly, nature-related physical risks can impact life and health liabilities where, for example, pollution, poor water quality, waste contamination and overexploitation of the natural environment can all contribute to biodiversity degradation, which in turn can potentially pose threats to human health. A failure to understand, manage and provide greater transparency of its exposure to these environment-related risks may have increasingly adverse implications for Prudential and its stakeholders. At the same time, evolving and diverging approaches to sustainability in different jurisdictions, in some cases with extraterritorial reach, create challenges for global businesses such as Prudential in meeting differing requirements and expectations. b Social risks Social risks that could impact Prudential may arise from a failure to consider diversity, wellbeing, changing needs, human rights and interests of its customers and employees and the communities in which the Group or its third parties operate. Perceived or actual inequity and income disparities have the potential to further erode social cohesion across the markets in which the Group operates, which may increase operational and disruption risks for Prudential and impact the delivery of the Group’s strategy across these markets. Direct physical impacts of climate change and deterioration of the natural environment, together with the societal impact from actions that support the global transition to a lower carbon economy, may disproportionately impact the stability of livelihoods and health of lower socioeconomic groups within the markets in which the Group operates. These risks are heightened as Prudential operates in multiple jurisdictions that are particularly vulnerable to climate change and biodiversity degradation, with distinct local cultures and considerations. Evolving social norms and emerging population risks associated with public health trends (such as an increase in obesity, metabolic syndrome and mental health deterioration) and demographic changes (such as population urbanisation and ageing), as well as potential migration or displacement due to factors including climate- and nature-related developments, may affect customer lifestyles and therefore may impact the level of claims and persistency under the Group’s insurance product offerings. As a provider of insurance and investment services, the Group is increasingly focused on making its products more accessible through the use of digital services, technologies and distribution methods to customers. As a result, Prudential has access to extensive amounts of customer personal data, including data related to personal health, and an increasing ability to analyse and interpret this data through the use of complex tools, machine learning and AI technologies. The Group is therefore exposed to an increase in technology risk, including potential unintended consequences from algorithmic biases, as well as regulatory, ethical and reputational risks associated with customer data misuse or security breaches. These risks are explained in risk factors 2.4 and 2.5 above. The increasing digitalisation of products, services and processes may also result in new and unforeseen regulatory requirements and stakeholder expectations, including those relating to how the Group supports its customers through this transformation. Failure to foster an inclusive, diverse and open environment for the Group’s employees in accordance with the Group Code of Conduct could impact the ability to attract and/or retain employees and increase potential reputational risk. The business practices within the Group’s third-party supply chain and investee companies with regards to topics including labour standards, respect for human rights and modern slavery also expose the Group to potential reputational risk. Insurers use the claims and risk profiles of different homogeneous customer cohorts such as age, gender and health status to determine the insurance premiums and/or charges. In some societal settings, insurers' ability to set differential premiums and/or charges may be viewed as an equitable and risk-based practice. In other societal settings, this may be viewed as discriminatory. Failure to understand and manage these divergent views across the markets in which Prudential operates may adversely impact the financial condition and reputation of the Group. 60

c Governance A failure to maintain high standards of corporate governance may adversely impact the Group and its customers and employees and increase the risk of poor decision-making and a lack of oversight and management of its key risks. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates. Inadequate oversight over remuneration also increases the risk of poor senior management behaviour. Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations. Participation in joint ventures or partnerships where Prudential does not have direct overall control, along with the use of third-party service providers, increases the potential for reputational risks arising from inadequate governance. The pace and volume of global standards and sustainability, environmental and climate-related regulations emerging across the markets in which the Group operates, the need to deliver on existing and new exclusions or restrictions on investments in certain sectors, engagements and reporting commitments, such as the International Sustainability Standards Board (ISSB) standards for climate-related disclosures, and the demand for externally assured reporting may give rise to regulatory compliance, operational, disclosure and litigation risks, which may be increased by the multi-jurisdictional coordination required in adopting a consistent risk management approach. The launch of sustainability-focused funds or products, or the (method of) incorporation of sustainability considerations within the investment process for existing products, may increase the risks related to the perceived fulfilment of fiduciary duties to customers and investors by the Group’s appointed asset managers, and may subsequently increase regulatory compliance, customer conduct, product disclosure, litigation and reputational risks. Prudential’s voluntary memberships of, or participation within, industry organisations and groups or their initiatives may increase stakeholder expectations of the Group’s acquiescence or compliance with their publicised positions or aims. The reputational and litigation risks of the Group may subsequently increase where the stated positions or aims of such industry organisations or their initiatives continue to evolve, or where jurisdictions interpret their objectives as adversely impacting on markets or consumers, including, for example, perceived conflicts with anti-trust laws. See risk factor 4.1 for details of sustainability including ESG and climate-related regulatory and supervisory developments with potential impacts for the Group. Sustainability risks may directly or indirectly impact Prudential’s business and the achievement of its strategic focus on providing greater and more accessible health and financial protection, responsible stewardship and investment within the markets in which the Group operates to support a just and inclusive transition and nature restoration, as well as developing a sustainable business that delivers a positive impact on its broad range of stakeholders, which range from customers, institutional investors, employees and suppliers to policymakers, regulators, industry organisations and local communities. A failure to transparently implement the Group’s Sustainability Strategy across its local businesses and its operational, underwriting and investment activities, as well as a failure to implement and uphold responsible business conduct, may adversely impact the financial condition and reputation of the Group. This may also negatively impact the Group’s stakeholders, who all have expectations, concerns and aims related to sustainability matters, which may differ, both within and across stakeholder groups and the markets in which the Group operates. In its investment activities, Prudential’s stakeholders increasingly have expectations of, and place reliance on, an approach to responsible investment that demonstrates how sustainability considerations are effectively integrated into investment decisions and the performance of fiduciary and stewardship duties. These duties include effective implementation of exclusions, voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager, in line with internally defined procedures and external commitments. The increased demands and expectations of stakeholders for transparency and disclosure of the activities that support these duties further heighten disclosure risks for the Group, including those associated with potentially overstating or misstating the positive environmental or societal impacts of the Group’s activities, products and services (eg greenwashing). 61

4 Risks relating to legal and regulatory requirements 4.1 Prudential conducts its businesses subject to regulation and associated regulatory risks, including a change to the basis of the regulatory supervision or intervention of the Group, the level of regulatory scrutiny arising from the Group’s reported events, the effects and pace of changes in the laws, regulations, policies, their interpretations and application, and any industry/accounting standards in the markets in which it operates. Any non-compliance with laws, regulations, government policies, or common industry practices and standards or rules in the financial services and insurance sector (including those applicable to relevant companies, individuals or distributors) can adversely affect Prudential’s operations, licences or business continuity. In the markets in which Prudential operates, it is subject to regulatory requirements for ongoing operations as well as obligations with respect to financial crime, including anti-money laundering (AML), sanctions compliance, and anti-corruption and fraud, which may either impose obligations on the Group to act in a certain manner or restrict the way that the Group can act in respect of specified individuals, organisations, businesses, territories and/or governments. A failure to comply with such requirements may adversely impact the reputation of Prudential and/or result in the imposition of legal or regulatory penalties, heightened regulatory scrutiny or enforcement actions, or restrictions on the Group. The impact from regulatory developments may also be material to Prudential; for instance, changes may be required to its product range, distribution channels, sales and servicing practices, data handling, operational processes, competitiveness, profitability, capital requirements, risk appetite and risk management approaches, corporate or governance structure, financial and non-financial disclosures and reported results, and financing requirements. Changes in capital-related regulations may affect the sensitivity of capital to market factors and the allocation of capital and liquidity within the Group. Regulators may also change solvency requirements or methodologies for determining components of the regulatory or statutory balance sheet, including the reserves and the level of capital required to be held by individual businesses (with implications to the Group capital position). Other government interventions due to financial and global economic conditions may also potentially lead to a tightened business operating environment and heightened regulatory scrutiny. For internationally active groups such as Prudential, operating across multiple jurisdictions (including cross-border activities) may increase the complexity and volume of legal and regulatory compliance challenges. The multitude of laws and regulations in the jurisdictions in which Prudential operates is dynamic and may be subject to ongoing changes. Legal and regulatory obligations may also be unclear in their application to particular circumstances, which may affect Prudential’s ability to enforce the Group’s rights in the manner intended and reduce predictability for Prudential’s business operations. Compliance with Prudential’s legal or regulatory obligations, including those in respect of international sanctions, sustainability efforts and human resources practices, in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group. Geopolitical and global tensions may also lead to realignment among blocs, or challenging supply chains, which may lead to an increase in the volume and complexity of international sanctions or controls. These risks may be increased where uncertainty exists on the scope of regulatory requirements and obligations, and where the complexity of specific cases applicable to the Group is high. Further information on specific areas of regulatory and supervisory requirements or changes is included below. a Group-wide Supervision (GWS) regulatory framework The Hong Kong Insurance Authority (Hong Kong IA) is the Group-wide supervisor for Prudential. The Group is subject to the Hong Kong IA's GWS Framework, which is principles-based and outcome-focused, allowing the Hong Kong IA to exercise direct regulatory powers over the designated holding companies of multinational insurance groups. Prudential has in place various monitoring mechanisms and controls to ensure ongoing sustainable compliance and to promote constructive engagement with the Hong Kong IA as its Group-wide supervisor. b The Group's regulatory landscape In the first half of 2025, the Hong Kong IA and regulators in the markets in which Prudential operates continued to focus on customer protection and the resilience of the insurance industry, including the management of business practices and operational soundness with appropriate governance and controls. New mandates and guidelines were issued in several markets whereby industry participants are required to assess, monitor and manage non-financial, financial and sustainability risks. Business conduct and consumer protection remain the priority for regulators, with emphases on products, sales, servicing and data protection expectations, as well as various operational processes including resilience, investment management, third-party management and technology management. Major regulatory changes and reforms are in progress in some of the Group’s key markets, with some uncertainty regarding the full impact to Prudential: – Hong Kong IA has carried out mystery shopping and other market conduct-related surveillance actions in the first half of 2025, following the rollout of updated regulatory standards in 2024 to address unlicensed intermediary activities and enhance industry practices. Furthermore, the Hong Kong IA continues to strengthen customer protection in the management of participating businesses in 2025, including the implementation of an illustration rate cap for participating policies effective 1 July 2025, the proposal of a new remuneration structure for insurance intermediaries, and the development of a fulfilment ratio comparative platform, which are currently under industry consultation. 62

– In Mainland China, the National Financial Regulatory Administration continues to enhance its supervision of the market through comprehensive inspections and enforcement actions. Regulatory developments in the financial sector continue to evolve, potentially increasing compliance risks for the Group. – In Singapore, following the discovery of the $2.2 billion money-laundering ring in 2023, the Monetary Authority of Singapore (MAS) is continuing to enhance its national risk assessment for money laundering in 2025, with the aim of improving risk understanding and strengthening mitigation measures. – In Malaysia, Bank Negara Malaysia (BNM) initiated revised capital adequacy requirements aimed at improving risk-based capital measurements and reporting, scheduled to take effect in 2027. – In Indonesia, the focus on insurance industry regulation and supervision remains high with the Otoritas Jasa Keuangan (OJK) five-year regulatory roadmap in place from 2023 until 2027 to enhance policyholder protection, and financial and operational controls. This roadmap covers data, capital, products, actuarial, risk and control frameworks, and OJK is continuing to introduce new requirements related to market conduct and insurance product management in recent months. – In Vietnam, following the significant insurance regulatory changes introduced during 2023–2024, the insurance sector is stabilising and transitioning to a heightened regulatory landscape, including adapting to increased intermediary management controls in the market. – In Thailand, the regulatory environment continues to evolve with proposed legislative reforms to strengthen corporate governance, risk-based capital requirements, and financial stability in the insurance sector. – In the Philippines, regulatory developments under Philippine Financial Reporting Standard 17, introduced in 2024 to enhance transparency and comparability in financial reporting, are set for full implementation in January 2027. These changes will include a new Quantitative Impact Assessment (QIA) and quarterly status for local regulatory filing from 2025 onwards, as well as implications for capital management. – In India, the Insurance Regulatory and Development Authority of India (IRDAI) continues to promote the use of technology to transform the insurance landscape in the country. In addition, the IRDAI is planning to introduce risk-based capital requirements. These changes will unfold over time and will be influenced by various factors including the overall economic environment, consumer behaviour, and technological advancements. The increasing use of technology and digital services across the industry has led to new and unforeseen regulatory requirements and issues, including expectations regarding the governance and ethical use of technology, AI, as well as other resilience-related aspects such as data security, privacy and cyber resilience. Further, distribution and product suitability linked to innovation continues to set the pace of regulatory change related to conduct in Asia. Prudential falls within the scope of these conduct and resilience-related regulations, requiring that regulatory developments are appropriately addressed. The pace and volume of sustainability-related regulatory changes, including ESG and climate-related changes, are also increasing. Regulators in Hong Kong, Singapore, Malaysia and Taiwan are either in the process of initiating or have developed supervisory and disclosure requirements or guidelines related to environmental and climate change risk management. In Hong Kong, the financial regulators have regularly emphasised their focus on the management of climate and environmental risks and have set out three key priorities for 2025, including developing comprehensive sustainability disclosures, reinforcing Hong Kong’s role as a leading sustainable finance hub, and harnessing data and technology to facilitate sustainability reporting. With international industry bodies and standard setters, such as the ISSB and Taskforce on Nature-related Disclosures, progressing on global sustainability and climate-related disclosure requirements, local jurisdictions are considering adopting and mandating implementation. In 2024, the Stock Exchange of Hong Kong, the Singapore Exchange and the Securities Commission of Malaysia incorporated IFRS climate-related disclosure standards into their reporting rules. Recent high-profile examples of government and regulatory enforcement and civil actions against companies for misleading investors on sustainability and ESG-related information demonstrate that disclosure, reputational and litigation risks remain high and may increase, particularly as companies increase their disclosures or product offerings in this area. International and local regulatory and industry bodies, such as the UK Financial Conduct Authority, the European Securities and Market Authority, and the MAS have further established more prescriptive requirements and guidelines regarding the use of sustainability and ESG nomenclature in the labelling of investment products. These changes and developments, against the backdrop of contrary trends in the US, may give rise to regulatory compliance, customer conduct, operational, reputational, and disclosure risks, requiring Prudential to coordinate across multiple jurisdictions to apply a consistent risk management approach. A rapid pace and high volume of regulatory changes and interventions, and the swiftness of their application, including those driven by the financial services industry, have been observed in recent years across many of the markets in which the Group operates. The transformation and regulatory changes have the potential to introduce new, or increase existing, regulatory risks and supervisory interest, while increasing the complexity of ensuring concurrent regulatory compliance across markets driven by the potential for increased intra-group connectivity and dependencies. In jurisdictions with ongoing policy initiatives and regulatory developments that will impact the way Prudential is supervised, these developments are monitored at both market and Group level and inform the Group’s risk framework and engagement with regulators or supervisors, government policymakers and industry groups. c International insurance standards developments The International Association of Insurance Supervisors (IAIS) sets global standards for the insurance sector, through the Insurance Core Principles (ICPs) and the Common Framework (ComFrame). The ICPs provide a broad framework for insurance supervision globally, while ComFrame offers additional, specific standards for the supervision of Internationally Active Insurance Groups (IAIGs). These standards significantly influence group-wide regulatory frameworks such as the Hong Kong IA’s GWS requirements, consequently impacting Prudential, which has been designated as an IAIG by the Hong Kong IA according to the criteria set out in IAIS’s ComFrame. The IAIS's standards and guidelines also play a crucial role in shaping regional regulations in many jurisdictions in which Prudential operates. There are a number of ongoing global regulatory developments by the IAIS that could lead to additional macroprudential and conduct requirements that could result in additional burdens or adverse impacts on the Group and its business units. These developments cover monitoring key insurance risks and trends, including protection gaps, setting standards and providing guidance, assessing the implementation of standards in the areas of systemic risk, the Insurance Capital Standard (ICS), sustainability risk (including climate risk), and cyber and AI-related risks in the global insurance sector. 63

In December 2022, the Financial Stability Board (FSB), a global body that ensures international financial stability, endorsed the IAIS’s Holistic Framework, an enhanced framework for monitoring and mitigating systemic risk in the insurance sector. The FSB has committed to publishing an annual list of insurers that will be subject to resolution requirements, in order to provide transparency to market participants that the reported insurers and their regulators and supervisors are working to be better equipped to address stress or failure, and shows that the relevant authorities are working together across borders. The first such annual list was published in December 2024. In 2025, the IAIS will update ICP and ComFrame material in relation to recovery planning and resolution. The Hong Kong IA is also working on resolution planning to reflect FSB recommendations. In 2025, the IAIS will also undertake the triennial methodology review of the Global Monitoring Exercise and report to the FSB to inform its review of the process for assessing and mitigating systemic risk, based on the Holistic Framework. Within local jurisdictions, designations of Domestic Systemically Important Insurers (D-SIIs) may result in disproportionate regulation applied to the designated entities. The MAS introduced a D-SII framework effective from 1 January 2024 in Singapore and has designated Prudential Assurance Company Singapore as a D-SII. The Hong Kong IA conducted an industry-wide consultation on a D-SII framework in 2024 that could apply to insurance groups and companies under the Hong Kong IA’s supervision from 2025. The ICS was adopted by the IAIS in December 2024, and is a global, risk-based measure of capital adequacy for IAIGs as the quantitative element of IAIS’s ComFrame. The ICS will serve as a group-wide prescribed capital requirement (PCR), which is a solvency control level below which supervisors will intervene on group capital adequacy grounds. Prudential, as an IAIG, will work with the Hong Kong IA on the implementation of ICS. As a result, there remains a degree of uncertainty over the potential impact of ongoing global industry and regulatory developments across the Group. d Changes in accounting standards and other principles to determine financial metrics The Group’s financial statements are prepared in accordance with IFRS. In addition, the Group provides supplementary financial metrics prepared on alternative bases to discuss the performance and position of its business. Any changes or modification to IFRS accounting policies or the principles applied to determine the supplementary metrics may require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency. Furthermore, investors, rating agencies and other stakeholders may take time to gain familiarity with the revised results and to interpret the Group’s business performance and dynamics. Such changes may also require systems, processes and controls to be updated and developed that, if not managed effectively, may increase the operational risk of the Group in the short term. e Policyholder protection schemes Various jurisdictions in which Prudential operates have created policyholder protection schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise in which Prudential, along with other companies, may be required to make such contributions. 4.2 The conduct of business in a way that adversely impacts the fair treatment of customers could have a negative impact on Prudential’s business, financial condition, results of operations and prospects or on its relations with current and potential customers. In the course of its operations and at any stage of the customer and product life cycle, the Group or its intermediaries may conduct business in a way that adversely impacts customer outcomes and the fair treatment of customers (‘conduct risk’). This may arise through a failure to design, provide and promote suitable products and services to customers that meet their needs, are clearly explained or deliver real value, provide and promote a high standard of customer service, appropriately and responsibly manage customer information, or appropriately handle and assess complaints. A failure to identify or implement appropriate governance and management of conduct risk may result in harm to customers and regulatory sanctions and restrictions, and may adversely impact Prudential’s reputation and brand, its ability to attract and retain customers, its competitiveness, and its ability to deliver on its long-term strategy. There is an increased focus by regulators and supervisors on customer protection, suitability and inclusion across the markets in which the Group operates, thereby increasing regulatory compliance and reputational risks to the Group in the event the Group is unable to effectively implement the regulatory changes and reforms stated in risk factor 4.1 above. Prudential is, and in the future may continue to be, subject to legal and regulatory actions in the ordinary course of its business on matters relevant to the delivery of customer outcomes. Such actions relate, and could in the future relate, to the application of current regulations or the failure to implement new regulations, regulatory reviews of broader industry practices and products sold (including in relation to lines of business that are no longer active) in the past under acceptable industry or market practices at the time and changes to the tax regime affecting products. Regulators may also focus on the approach that product providers use to select third-party distributors and to monitor the appropriateness of sales made by them and the responsibility of product providers for the deficiencies of third-party distributors. There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential’s exposure to legal risks. Any regulatory action arising out of the Group’s position as a product provider could have an adverse impact on the Group’s business, financial condition, results of operations and prospects, or otherwise harm its reputation. 64

4.3 Litigation, disputes and regulatory investigations may adversely affect Prudential’s business, financial condition, cash flows, results of operations and prospects. Prudential is, and may in the future be, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, asset management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential’s businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential’s markets. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by Prudential, including class action litigation. Although Prudential believes that it has adequately provided in all material respects for the costs of known litigation and regulatory matters, no assurance can be provided that such provisions will be sufficient or that material new matters will not arise. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be imposed and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could have an adverse effect on Prudential’s business, financial condition, cash flows, results of operations and prospects. In addition, Prudential operates in some jurisdictions in which the legal framework for the enforcement of contracts can be unpredictable. As a consequence, the enforceability of legal obligations and their interpretation may change or be subject to inconsistent application, which could adversely affect Prudential’s legal rights. 4.4 Changes in tax legislation may result in adverse tax consequences for the Group’s business, financial condition, results of operations and prospects. Tax rules, including those relating to the insurance industry, and their interpretation may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential’s business, financial condition, results of operations, and prospects. The Organisation for Economic Co-operation and Development (OECD) is currently undertaking a project intended to modernise the global international tax system, commonly referred to as Base Erosion and Profit-Shifting 2.0. The project has two pillars. The first pillar is focused on the allocation of taxing rights between jurisdictions for in-scope multinational enterprises that sell cross-border goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of 15 per cent applicable to in-scope multinational enterprises. On 8 October 2021, the OECD issued a statement setting out the high-level principles which have been agreed by over 130 jurisdictions involved in the project. Based on the 8 October 2021 OECD statement, Prudential does not expect to be affected by proposals under the first pillar given they include an exemption for regulated financial services companies. The OECD published detailed model rules for developing a global minimum tax rate of 15 per cent applicable to in-scope multinational enterprises in December 2021, and followed this in March 2022 with detailed guidance to assist with interpreting the model rules. The OECD has issued further sets of guidance each year including, most recently, in January 2025; and further guidance is expected to be published. Several jurisdictions in which the Group has operations have implemented either a global minimum tax or a domestic minimum tax at a rate of 15 per cent, in line with the OECD proposals, effective for either 2024 onwards or 2025 onwards. In June 2025, Hong Kong, where the Group’s ultimate parent entity is a tax resident, implemented both the global minimum tax and domestic minimum tax, effective from 1 January 2025. This brings the Group into scope of the rules from 2025 onwards. In compliance with the relevant IFRS accounting standard, the Group will separately disclose any amount of global minimum tax included in the Group’s IFRS tax charge for the relevant accounting period. The rules are complex and require calculations to be undertaken at jurisdiction level aggregating all in-scope entities in that jurisdiction into a single calculation. The design of the rules when applied to Prudential means that a global minimum tax is most likely to arise, and could have an adverse impact on the Group’s business, financial condition, results of operations and prospects, in periods where there is positive investment performance in jurisdictions whose domestic corporate income tax regimes have features favouring certain types of investment. 65

Definitions of performance metrics Adjusted CSM release rate Adjusted CSM release rate is defined as the adjusted release of CSM to the income statement in the period divided by the total of the closing CSM balance after adding back the adjusted release in the period and the effect of movements in exchange rates. For half-year reporting, the CSM release rate is annualised by multiplying the results by two. Adjusted operating profit Adjusted IFRS operating profit based on longer-term investment returns. This alternative performance measure is reconciled to IFRS profit for the period in note B1.1 of the IFRS financial results. Adjusted operating profit after tax Adjusted operating profit less tax attributable to items within adjusted operating profit. Adjusted total comprehensive equity Adjusted total comprehensive equity represents the sum of Group IFRS shareholders’ equity and CSM, net of reinsurance (unless attaching wholly to policyholders), non-controlling interests and tax. See note C3.1 (b) and II(ii) of the Additional financial information for reconciliation to IFRS shareholders' equity. Agency new business profit New business profit generated from the agency channel. Annual premium equivalent (APE) sales A measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the period for all insurance products. See note II(vi) of the Additional financial information for further explanation. Average monthly active agents An active agent is defined as an agent who sells at least one case with a Prudential life insurance entity in the month. Average active agents per month is expressed for each reporting period as the sum of active agents in each month divided by the number of months in the period. Bancassurance new business profit New business profit generated from the bancassurance channel. Basic earnings per share (EPS) based on adjusted operating profit Calculated as adjusted operating profit after tax, less non-controlling interests, divided by the weighted average number of ordinary shares outstanding during the period, excluding those held in employee share trusts, which are treated as cancelled. See note B3 to the IFRS financial results for more detail and calculation, including the diluted version of this metric and reconciliation to basic earnings per share based on IFRS profit after tax. Customer numbers A customer is defined as a unique individual or entity who holds one or more policies, that has had premiums paid, with a Prudential life insurance entity, including 100 per cent of customers of the Group's joint ventures and associates. Group business is a single customer for the purpose of this definition. Customer relationship net promoter score (rNPS) Net promoter score on overall strength of customer relationship, based on customers’ survey responses to how likely they would be to recommend Prudential. It measures the response on a scale of 0–10 where 9 or 10 are Promoters, 7 or 8 are Passives and 0–6 are Detractors. The score equates to the percentage of promoters less the percentage of detractors. Our customer rNPS target relates to each market’s NPS performance versus their respective peers. Customer retention rate Calculated as the number of customers at the beginning of the period minus exits during the period (net of reinstatement) over the number of customers at the beginning of the period. Eastspring cost/income ratio The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance-related fees. See note II(v) of the Additional financial information for calculation. 66

Eastspring investment performance – percentage of funds under management outperforming benchmarks This measure represents funds under management at the balance sheet date held in funds that outperformed their performance benchmark as a percentage of total funds under management over the time period stated (one or three years). Total funds under management exclude funds with no performance benchmark. Eastspring total funds under management or advice Total funds under management or advice including external funds under management, money market funds and internal funds under management or advice. Free surplus excluding distribution rights and other intangibles For insurance business, free surplus is generally based on (with adjustments including recognition of certain intangibles and other assets that may be inadmissible on a regulatory basis) the excess of the regulatory basis net assets (TEV total net worth) over the TEV capital required to support the covered business. Adjustments are also made to enable free surplus to be a better measure of shareholders' resources available for distribution. For asset management and other non-insurance operations (including the Group’s central operations), free surplus is taken to be IFRS shareholders’ equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group’s capital regime. This measure excludes intangible assets representing rights under distribution contracts and other intangibles. See TEV basis results for further details. Free surplus ratio Free surplus ratio is defined as the sum of Group total free surplus, excluding distribution rights and other intangibles, and the TEV required capital of the life business, divided by the TEV required capital of the life business. Group total free surplus, excluding distribution rights and other intangibles, consists of the free surplus of the insurance business combined with the free surplus of asset management and other non-insurance operations, as defined in the Movement in free surplus table within the TEV basis results. Group total free surplus forms part of the TEV shareholders' equity as set out in the TEV basis results. TEV shareholders' equity is reconciled to IFRS shareholders' equity in note II(viii) of the Additional financial information. Given the differing basis of preparation for the IFRS and TEV results, individual TEV and IFRS line items are not directly comparable. Group TEV Group TEV equity, excluding goodwill attributable to equity holders. Group TEV equity Shareholders' equity prepared in accordance with the TEV methodology. See note II(viii) of the Additional financial information for reconciliation to IFRS shareholders' equity. Group TEV equity per share Group TEV equity per share is calculated as Group TEV equity divided by the number of issued shares at the end of the period. See TEV basis results for calculation. Group TEV per share Group TEV per share is calculated as Group TEV divided by the number of issued shares at the end of the period. See TEV basis results for calculation. Group funds under management or advice Represents all assets managed or administered by or on behalf of the Group, including those assets managed by third parties. Assets under management include managed assets that are included within the Group’s statement of financial position and those assets belonging to external clients outside the Prudential Group, which are therefore not included in the Group’s statement of financial position. Group leverage ratio (Moody's basis) Leverage measure calculated as the Group gross debt, including commercial paper, as a proportion of the sum of IFRS shareholders’ equity, 50 per cent of the surplus in the Group’s with-profit funds, 50 per cent of the CSM and the Group's gross debt including commercial paper. GWS capital surplus over GPCR Estimated GWS capital resources in excess of the GPCR before allowing for the 2025 first interim dividend. Prescribed capital requirements are set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures. The estimated GWS Group capital adequacy requirements require that total eligible Group capital resources are not less than the GPCR. GWS capital surplus is determined on a shareholder basis and a total Group basis as described in note I(i) of the additional information. Health new business profit New business profit from health products, which are typically renewable annually and would involve diagnosis and treatment from licensed physicians/medical facilities. Critical illness products paying lump sum benefits are not in scope. Health products Health products comprise health and personal accident insurance products, which provide morbidity or sickness benefits and include health, disability, critical illness and accident coverage. These typically are annually renewable and would involve diagnosis and treatment from licensed physicians/medical facilities. Critical illness products paying lump sum benefits are not in scope. IFRS shareholders' equity per share 67

IFRS shareholders’ equity per share is calculated as closing IFRS shareholders’ equity divided by the number of issued shares at the end of the period. See note II(iv) of the Additional financial information for calculation. Life-weighted premium income Represents the sum of APE sales plus renewal insurance premiums, which represents premiums paid on regular premium products, subsequent to the first-year premium. See note II (vi) of the Additional financial information for further details. Net cash remitted by business units Net cash amounts remitted by businesses are included in the holding company cash flow, which is disclosed in detail in note I(iv) of the Additional financial information. This comprises dividends and other transfers from businesses, net of capital injections, that are reflective of earnings and capital generation. Net Group operating free surplus generated Operating free surplus generated (see definition below) less central costs, eliminations and restructuring costs, net of tax. Net zero A state in which greenhouse gas emissions from activities in the value chain of an organisation are reduced as close to zero as possible, with any residual emissions balanced by removals from the atmosphere, in a time frame consistent with the Paris Agreement. Our ambition is that the assets we hold on behalf of our insurance companies will be net zero by 2050, as part of Prudential’s signatory requirements to the UN-convened Net Zero Asset Owner Alliance (NZAOA). New business profit (NBP) Presented on a post-tax basis, on business sold in the period, calculated in accordance with TEV principles. New business profit is reconciled to IFRS new business CSM in note II(vii) of the Additional financial information. New business margin on APE (%) New business profit divided by APE sales over the same period. New business margin on PVNBP (%) New business profit divided by PVNBP sales over the same period. New business profit on embedded value Calculated as new business profit divided by the opening Group TEV for insurance business operations, excluding goodwill attributable to equity holders and other intangibles. See note II(ix) of the Additional financial information for calculation. New business profit per active agent Average monthly agency new business profit divided by the average monthly active agents for the relevant period. Includes 100 per cent of new business profit and active agents in joint ventures and associates. Operating free surplus generated from in-force insurance and asset management business Operating free surplus generated from in-force insurance business represents amounts emerging from the in-force business during the period before deducting amounts reinvested in writing new business and excludes restructuring costs and non-operating items. For asset management businesses, it equates to post-tax IFRS adjusted operating profit for the period. Central costs are excluded from this amount. Further information is set out in Movement in Group free surplus of the TEV basis results. Operating free surplus generated from insurance and asset management business Equates to operating free surplus generated from in-force insurance and asset management business net of investment in new business. Operating return on embedded value Calculated as TEV operating profit divided by the opening Group TEV excluding intangibles. See note II(ix) of the Additional financial information for the calculation. Operating return on IFRS shareholders’ equity Calculated as adjusted operating profit divided by the average IFRS shareholders’ equity. See note II(iii) of the Additional financial information for the calculation. Present value new business premiums (PVNBP) Calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions made in determining the TEV new business profit. Shareholder GWS coverage ratio over GPCR (%) 68

Estimated ratio of capital resources over GPCR attributable to the shareholder business, before allowing for the first interim dividend for the period. TEV operating profit TEV operating profit is profit after tax calculated under the Group's TEV methodology as described in notes 6 and 7 of the TEV basis results excluding; changes in economic assumptions and other market related movements, the mark-to-market value movements on core structural borrowings for shareholder-financed operations and the gain or loss attaching to corporate transactions. See TEV basis results (note 6.2) for further details. Tier 1 capital resources Tier 1 capital in accordance with the classification of tiering capital under the GWS Framework, which reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. Total investment assets Comprises total Group financial investments, investment property and cash and cash equivalents as recognised on the condensed consolidated statement of financial position. See note C1.1 to the IFRS financial results for further detail. Total GWS coverage ratio over GPCR (%) Estimated ratio of capital resources over GPCR attributable to both the shareholder and policyholder business, before allowing for the first interim dividend for the period. Traditional embedded value (TEV) Financial results that are prepared on a supplementary basis to the Group’s IFRS results and are a way of measuring the current value to shareholders of the future profits from life business written based on a set of assumptions. Transactional net promoter score (tNPS) Net promoter score based on feedback following an individual purchasing, servicing or claims transaction. Based on customers’ survey responses to how likely they would be to recommend Prudential. It measures the response on a scale of 0–10 where 9 or 10 are Promoters, 7 or 8 are Passives and 0–6 are Detractors. The score equates to the percentage of promoters less percentage of detractors. Weighted average carbon intensity (WACI) Reflects a portfolio’s exposure to carbon-intensive companies, expressed in tCO2e/$m revenue. The WACI is currently the market standard for measuring the carbon footprint of an investment portfolio, as described by global disclosure frameworks such as the Task Force on Climate-related Financial Disclosures (TCFD). Basis for strategic objectives New business profit growth objective Our new business growth objective assumes average exchange rates of 2022, and is based on regulatory and solvency regimes applicable across the Group at the time the objective was set. It has been updated from the previous EEV methodology to the existing TEV and free surplus methodology at 31 December 2024 and assumes this will be applicable over the period, with no material changes to the economic assumptions. Operating free surplus generated from in-force insurance and asset management business growth objective Our operating free surplus generated from in-force insurance and asset management business growth objective assumes average exchange rates of 2022 and is based on regulatory and solvency regimes applicable across the Group at the time the objectives was set. It has been updated from the previous free surplus methodology to the existing TEV and free surplus methodology at 31 December 2024 and assumes this will be applicable over the period, with no material changes to the economic assumptions. 69

Shareholder Information Hong Kong listing obligations The Directors confirm that the Company has complied with the provisions of the Corporate Governance Code issued by The Stock Exchange of Hong Kong Limited (the Hong Kong Stock Exchange) set out in Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (Hong Kong Listing Rules) throughout the accounting period, other than provision E.1.2(d), which requires companies, on a comply or explain basis, to have a remuneration committee that makes recommendations to a main board on the remuneration of non-executive directors. This provision is not compatible with provision 34 of the UK Corporate Governance Code, which recommends that the remuneration of non-executive directors be determined in accordance with the Articles of Association or, alternatively, by the board. Prudential has chosen to adopt a practice in line with the recommendations of the UK Corporate Governance Code. Prudential has adopted securities dealing rules relating to transactions by directors on terms no less exacting than required by Appendix C3 to the Hong Kong Listing Rules and by relevant UK regulations. Having made specific enquiries, Prudential confirms that all Directors have complied with these rules throughout the period. The Directors confirm that the financial results contained in this document have been reviewed by the Audit Committee. 2025 first interim dividend Ex-dividend date 4 September 2025 (Hong Kong, UK and Singapore) Record date 5 September 2025 Payment date 16 October 2025 (Hong Kong, UK and ADR holders) On or around 23 October 2025 (Singapore) 70

IFRS disclosures

Prudential plc Half Year 2025 results

International Financial Reporting Standards (IFRS) financial results

Section	Page
Condensed consolidated income statement	72
Condensed consolidated statement of comprehensive income	73
Condensed consolidated statement of changes in equity	74
Condensed consolidated statement of financial position	76
Condensed consolidated statement of cash flows	77

Section			Page
Notes to the condensed consolidated financial statements			
A		**Basis of preparation and exchange rates**	78
B		**Earnings performance**	79
B1		Analysis of performance	79
	B1.1	Segment results	79
	B1.2	Determining operating segments and performance measure of operating segments	80
	B1.3	Analysis of adjusted operating profit by driver	80
	B1.4	Revenue by segment	82
B2		Tax charge	83
B3		Earnings per share	84
B4		Dividends	85
C		**Financial position**	86
C1		Group assets and liabilities	86
	C1.1	Group investments by business type	86
	C1.2	Other assets and liabilities	90
C2		Measurement of financial assets and liabilities	90
	C2.1	Determination of fair value	90
	C2.2	Fair value measurement hierarchy	91
C3		Insurance and reinsurance contracts	94
	C3.1	Group overview	94
	C3.2	Analysis of movements in insurance and reinsurance contract balances (including JVs and associates)	97
C4		Intangible assets	100
	C4.1	Goodwill	100
	C4.2	Other intangible assets	100
C5		Borrowings	100
	C5.1	Core structural borrowings of shareholder-financed businesses	100
	C5.2	Operational borrowings	101
C6		Sensitivity to key market risks	101
C7		Share capital, share premium and own shares	103
D		**Other information**	105
D1		Contingencies and related obligations	105
D2		Post balance sheet events	105
D3		Related party transactions	105
Statement of Directors' responsibilities			106
Independent review report to Prudential plc			107

71

Condensed consolidated income statement

	Note	2025 $m Half year	2024 $m Half year	2024 $m Full year
Insurance revenue	B1.4	**5,326**	4,961	10,358
Insurance service expenses		**(3,961)**	(3,638)	(7,763)
Net expense from reinsurance contracts held		**(125)**	(252)	(302)
Insurance service result		**1,240**	1,071	2,293
Investment return	B1.4	**7,059**	2,495	5,919
Fair value movements on investment contract liabilities		**(14)**	(54)	(95)
Net insurance and reinsurance finance expense		**(6,149)**	(2,274)	(4,492)
Net investment result		**896**	167	1,332
Other revenue	B1.4	**189**	197	382
Non-insurance expenditure		**(487)**	(532)	(1,003)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		**(87)**	(85)	(171)
Loss attaching to corporate transactions	B1.1	**(16)**	(69)	(71)
Share of (loss) profit from joint ventures and associates, net of related tax		**(28)**	(243)	477
Profit before tax *(being tax attributable to shareholders' and policyholders' returns)* [note]		**1,707**	506	3,239
Tax charge attributable to policyholders' returns		**(7)**	(112)	(286)
Profit before tax attributable to shareholders' returns	B1.1	**1,700**	394	2,953
Total tax charge attributable to shareholders' and policyholders' returns	B2	**(348)**	(324)	(824)
Remove tax charge attributable to policyholders' returns		**7**	112	286
Tax charge attributable to shareholders' returns		**(341)**	(212)	(538)
Profit for the period		**1,359**	182	2,415
Attributable to:				
Equity holders of the Company		**1,284**	120	2,285
Non-controlling interests		**75**	62	130
Profit for the period		**1,359**	182	2,415

Earnings per share (in cents)	Note	2025 Half year	2024 Half year	2024 Full year
Based on profit attributable to equity holders of the Company:	B3			
Basic		**49.2¢**	4.4¢	84.1¢
Diluted		**49.1¢**	4.4¢	84.0¢

Note
This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders.

Dividends per share (in cents)

	Note	2025 Half year	2024 Half year	2024 Full year
Dividends relating to reporting period:	B4			
First interim dividend		**7.71¢**	6.84¢	6.84¢
Second interim dividend		**–**	–	16.29¢
Total relating to reporting period		**7.71¢**	6.84¢	23.13¢
Dividends paid in reporting period:	B4			
Current year first interim dividend		**–¢**	–	6.84¢
Second interim dividend for prior year		**16.29¢**	14.21¢	14.21¢
Total paid in reporting period		**16.29¢**	14.21¢	21.05¢

72

Condensed consolidated statement of comprehensive income 2025 $m 2024 $m Half year Half year Full year Profit for the period 1,359 182 2,415 Other comprehensive income (loss) Items that may be reclassified subsequently to profit or loss: Exchange translation movements and net investment hedges 539 (413) (291) Cumulative exchange loss of disposed business recycled through profit or loss 14 – – 553 (413) (291) Total comprehensive income (loss) for the period 1,912 (231) 2,124 Attributable to: Equity holders of the Company 1,765 (254) 1,976 Non-controlling interests 147 23 148 Total comprehensive income (loss) for the period 1,912 (231) 2,124 73

Condensed consolidated statement of changes in equity

	Note	Share capital	Share premium	Capital redemption reserve	Retained earnings	Translation reserve	Share-holders' equity	Non-controlling interests	Total equity
		Period ended 30 Jun 2025 $m							
Reserves									
Profit for the period		–	–	–	1,284	–	1,284	75	1,359
Other comprehensive income		–	–	–	–	481	481	72	553
Total comprehensive income for the period		–	–	–	1,284	481	1,765	147	1,912
Transactions with owners of the Company									
Dividends	B4	–	–	–	(426)	–	(426)	(4)	(430)
Effect of scrip dividends	C7	–	–	–	–	–	–	–	–
Reserve movements in respect of share-based payments		–	–	–	(46)	–	(46)	–	(46)
Effect of transactions relating to non-controlling interests		–	–	–	(20)	–	(20)	–	(20)
Share repurchases/buybacks	C7	(5)	–	5	(697)	–	(697)	–	(697)
Movement in own shares in respect of share-based payment plans		–	–	–	51	–	51	–	51
Net (decrease) increase in equity		(5)	–	5	146	481	627	143	770
Balance at beginning of period		176	5,009	7	11,906	394	17,492	1,182	18,674
Balance at end of period		171	5,009	12	12,052	875	18,119	1,325	19,444

	Note	Share capital	Share premium	Retained earnings	Translation reserve	Share-holders' equity	Non-controlling interests	Total equity
		Period ended 30 Jun 2024 $m						
Reserves								
Profit for the period		–	–	120	–	120	62	182
Other comprehensive loss		–	–	–	(374)	(374)	(39)	(413)
Total comprehensive income (loss) for the period		–	–	120	(374)	(254)	23	(231)
Transactions with owners of the Company								
Dividends	B4	–	–	(390)	–	(390)	(4)	(394)
Reserve movements in respect of share-based payments		–	–	(38)	–	(38)	–	(38)
Adjustment to non-controlling interest for Malaysia conventional life business on 1 Jan 2024		–	–	(857)	–	(857)	886	29
Effect of transactions relating to other non-controlling interests		–	–	14	–	14	–	14
Share repurchases/buybacks	C7	–	–	(123)	–	(123)	–	(123)
Movement in own shares in respect of share-based payment plans		–	–	(4)	–	(4)	–	(4)
Net (decrease) increase in equity		–	–	(1,278)	(374)	(1,652)	905	(747)
Balance at beginning of period		183	5,009	11,928	703	17,823	160	17,983
Balance at end of period		183	5,009	10,650	329	16,171	1,065	17,236

74

Condensed consolidated statement of changes in equity continued

		Year ended 31 Dec 2024 $m							
	Note	Share capital	Share premium	Capital redemption reserve	Retained earnings	Translation reserve	Share-holders' equity	Non-controlling interests	Total equity
Reserves									
Profit for the year		–	–	–	2,285	–	2,285	130	2,415
Other comprehensive (loss) income		–	–	–	–	(309)	(309)	18	(291)
Total comprehensive income (loss) for the year		–	–	–	2,285	(309)	1,976	148	2,124
Transactions with owners of the Company									
Dividends	B4	–	–	–	(575)	–	(575)	(8)	(583)
Effect of scrip dividends	C7	–	–	–	23	–	23	–	23
Reserve movements in respect of share-based payments		–	–	–	1	–	1	–	1
Adjustment to non-controlling interest for Malaysia conventional life business on 1 Jan 2024		–	–	–	(857)	–	(857)	886	29
Effect of transactions relating to other non-controlling interests		–	–	–	(18)	–	(18)	(4)	(22)
Share repurchases/buybacks	C7	(7)	–	7	(878)	–	(878)	–	(878)
Movement in own shares in respect of share-based payment plans		–	–	–	(3)	–	(3)	–	(3)
Net (decrease) increase in equity		(7)	–	7	(22)	(309)	(331)	1,022	691
Balance at beginning of year		183	5,009	–	11,928	703	17,823	160	17,983
Balance at end of year		176	5,009	7	11,906	394	17,492	1,182	18,674

75

Condensed consolidated statement of financial position

	Note	2025 $m	2024 $m	
		30 Jun	30 Jun	31 Dec
Assets				
Goodwill	C4.1	**889**	819	848
Other intangible assets	C4.2	**3,939**	3,758	3,824
Property, plant and equipment	C1.2	**537**	390	417
Insurance contract assets	C3.1	**1,722**	1,131	1,345
Reinsurance contract assets	C3.1	**3,267**	3,200	3,390
Deferred tax assets		**150**	155	142
Current tax recoverable		**75**	25	31
Investments in joint ventures and associates accounted for using the equity method		**2,517**	1,781	2,412
Investment properties	C1.1	**3**	3	3
Loans	C1.1	**534**	543	517
Equity securities and holdings in collective investment schemes [note]	C1.1	**83,705**	73,110	81,002
Debt securities [note]	C1.1	**84,871**	74,543	73,804
Derivative assets	C1.1	**1,528**	276	395
Deposits	C1.1	**6,141**	5,284	5,466
Accrued investment income	C1.2	**1,039**	960	902
Other debtors	C1.2	**2,284**	2,440	1,310
Assets held for sale	C1.2	**282**	291	296
Cash and cash equivalents	C1.1	**5,636**	5,978	5,772
Total assets		**199,119**	174,687	181,876
Equity				
Shareholders' equity	C3.1	**18,119**	16,171	17,492
Non-controlling interests		**1,325**	1,065	1,182
Total equity		**19,444**	17,236	18,674
Liabilities				
Insurance contract liabilities	C3.1	**161,476**	141,099	147,566
Reinsurance contract liabilities	C3.1	**510**	1,379	536
Investment contract liabilities without discretionary participation features	C2.2	**730**	819	748
Core structural borrowings of shareholder-financed businesses	C5.1	**4,473**	3,930	3,925
Operational borrowings	C5.2	**853**	961	797
Obligations under funding, securities lending and sale and repurchase agreements		**665**	576	272
Net asset value attributable to unit holders of consolidated investment funds		**2,332**	2,921	2,679
Deferred tax liabilities		**1,772**	1,339	1,514
Current tax liabilities		**273**	231	238
Accruals, deferred income and other creditors	C1.2	**5,235**	3,395	2,848
Provisions		**157**	137	218
Derivative liabilities		**924**	426	1,617
Liabilities held for sale	C1.2	**275**	238	244
Total liabilities		**179,675**	157,451	163,202
Total equity and liabilities		**199,119**	174,687	181,876

Note
Included within equity securities and holdings in collective investment schemes and debt securities as at 30 June 2025 are $1,599 million of lent securities and assets subject to repurchase agreements (30 June 2024: $1,680 million; 31 December 2024: $1,565 million).

76

Condensed consolidated statement of cash flows

	Note	2025 $m Half year	2024 $m Half year	2024 $m Full year
Cash flows from operating activities				
Profit before tax *(being tax attributable to shareholders' and policyholders' returns)*		**1,707**	506	3,239
Adjustments to profit before tax for:				
Movements in operating assets and liabilities		**(1,174)**	1,511	206
Interest and dividend income and interest payments included in profit before tax		**(2,779)**	(2,448)	(5,180)
Other non-cash items		**401**	345	603
Operating cash items		**2,612**	2,259	4,741
Net cash flows from operating activities note (i)		**767**	2,173	3,609
Cash flows from investing activities				
Purchases and disposals of property, plant and equipment		**(47)**	(27)	(101)
Acquisition of business and intangibles note (ii)		**(247)**	(243)	(557)
Cash advanced to Mainland China life joint venture note (i)		**–**	–	(174)
Net cash flows from investing activities		**(294)**	(270)	(832)
Cash flows from financing activities				
Structural borrowings of shareholder-financed operations: note (iii)				
Issuance of debt, net of costs	C5.1	**462**	–	–
Interest paid		**(75)**	(74)	(164)
Payment of principal portion of lease liabilities		**(49)**	(43)	(93)
Acquisition of non-controlling interests		**–**	–	(18)
Equity capital:	C7			
Share repurchases/buybacks (including costs)		**(715)**	(60)	(860)
External dividends:				
Dividends paid to equity holders of the Company	B4	**(426)**	(390)	(552)
Dividends paid to non-controlling interests		**(4)**	(4)	(8)
Net cash flows from financing activities		**(807)**	(571)	(1,695)
Net (decrease) increase in cash and cash equivalents		**(334)**	1,332	1,082
Cash and cash equivalents at beginning of period		**5,772**	4,751	4,751
Effect of exchange rate changes on cash and cash equivalents		**198**	(105)	(61)
Cash and cash equivalents at end of period		**5,636**	5,978	5,772

Notes

(i) Included in net cash flows from operating activities are dividends from joint ventures and associates of $93 million (half year 2024: $73 million; full year 2024: $148 million). Cash advanced to the Mainland China life joint venture in full year 2024 of $174 million has subsequently been converted into a capital injection in half year 2025.

(ii) Cash flows from acquisition of business and intangibles represent amounts paid for distribution rights and software.

(iii) Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, lease liabilities and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses for the Group are analysed below:

		Cash movements $m	Non-cash movements $m		
	Balance at beginning of period $m	Issuance of debt	Foreign exchange movement	Other movements	Balance at end of period $m
Half year 2025	**3,925**	**462**	**82**	**4**	**4,473**
Half year 2024	3,933	–	(7)	4	3,930
Full year 2024	3,933	–	(15)	7	3,925

77

Notes to the condensed consolidated financial statements

A Basis of preparation and exchange rates

These condensed consolidated financial statements ('interim financial statements') for the six months ended 30 June 2025 have been prepared in accordance with both IAS 34 'Interim Financial Reporting' as issued by the IASB and IAS 34 as adopted for use in the UK. The Group's policy for preparing these interim financial statements is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRS and other policy improvements. At 30 June 2025, there were no unadopted standards effective for the period end which impacted the interim financial statements of the Group, and there were no differences between UK-adopted international accounting standards and IFRS Standards as issued by the IASB in terms of their application to the Group.

The accounting policies applied by the Group in determining the IFRS financial results in these interim financial statements are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2024 as disclosed in the 2024 Annual Report. The adoption of the amendments to IAS 21 'Lack of exchangeability' effective from 1 January 2025 has had no impact on the Group financial statements.

The IFRS financial results for half year 2025 and half year 2024 are unaudited. The full year 2024 IFRS financial results have been derived from the 2024 statutory accounts. The Group's auditor reported on the 2024 statutory accounts, which have been delivered to the Registrar of Companies. The auditor's report on the 2024 statutory accounts was: (i) unqualified; (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Going concern basis of accounting

The Directors have made an assessment of going concern covering a period to 31 August 2026, being at least 12 months from the date these interim financial statements are approved. In making this assessment, the Directors have considered both the Group's current performance, solvency and liquidity and the Group's business plan taking into account the Group's principal risks, and the mitigations available to address them, as well as the results of the Group's stress and scenario testing.

Based on the above, the Directors have a reasonable expectation that the Group has adequate resources to continue its operations for a period to 31 August 2026, being at least 12 months from the date these interim financial statements are approved. No material uncertainties that may cast significant doubt on the ability of the Group to continue as a going concern have been identified. The Directors therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing these interim financial statements for the period ended 30 June 2025.

Exchange rates

The exchange rates applied for balances and transactions in currencies other than the presentation currency of the Group, US dollars (USD), were:

	Closing rate at period end			Average rate for the period to date		
USD : local currency	**30 Jun 2025**	30 Jun 2024	31 Dec 2024	**Half year 2025**	Half year 2024	Full year 2024
Chinese yuan (CNY)	**7.17**	7.27	7.30	**7.25**	7.22	7.20
Hong Kong dollar (HKD)	**7.85**	7.81	7.77	**7.79**	7.82	7.80
Indian rupee (INR)	**85.76**	83.39	85.61	**86.10**	83.23	83.67
Indonesian rupiah (IDR)	**16,235.00**	16,375.00	16,095.00	**16,416.23**	15,901.19	15,844.88
Malaysian ringgit (MYR)	**4.21**	4.72	4.47	**4.38**	4.73	4.58
Singapore dollar (SGD)	**1.27**	1.36	1.36	**1.32**	1.35	1.34
Taiwan dollar (TWD)	**29.21**	32.44	32.78	**31.86**	31.90	32.12
Thai baht (THB)	**32.47**	36.72	34.24	**33.52**	36.19	35.29
UK pound sterling (GBP)	**0.73**	0.79	0.80	**0.77**	0.79	0.78
Vietnamese dong (VND)	**26,120.50**	25,455.00	25,485.00	**25,698.10**	24,963.23	25,057.63

Certain notes to the interim financial statements present comparative information at constant exchange rates (CER), in addition to the reporting at actual exchange rates (AER) used throughout the interim financial statements. AER are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates at the balance sheet date for the statement of financial position. CER results are calculated by translating prior period results using the current period foreign exchange rate, ie current period average rates for the income statement and current period closing rates for the statement of financial position. In a period of currency volatility, this alternative performance measure allows an assessment of underlying results and business trends.

78

B Earnings performance

B1 Analysis of performance

B1.1 Segment results

	Note	2025 $m Half year note (i)	2024 $m Half year AER note (i)	2024 $m Half year CER note (i)	2025 vs 2024 % Half year AER note (i)	2025 vs 2024 % Half year CER note (i)	2024 $m Full year AER note (i)
Hong Kong		**587**	504	505	16%	16%	1,069
Indonesia		**114**	132	128	(14)%	(11)%	268
Mainland China note (ii)		**212**	197	196	8%	8%	363
Malaysia		**206**	152	165	36%	25%	338
Singapore		**348**	343	349	1%	0%	693
Growth markets and other note (iii)		**336**	362	360	(7)%	(7)%	688
Eastspring		**158**	155	155	2%	2%	304
Total segment profit		**1,961**	1,845	1,858	6%	6%	3,723
Other income and expenditure unallocated to a segment:							
Net investment return and other items note (iv)		**(24)**	1	1	n/a	n/a	21
Interest payable on core structural borrowings		**(87)**	(85)	(85)	(2)%	(2)%	(171)
Corporate expenditure		**(119)**	(119)	(119)	0%	0%	(237)
Total other expenditure		**(230)**	(203)	(203)	(13)%	(13)%	(387)
Restructuring costs note (v)		**(87)**	(98)	(99)	11%	12%	(207)
Adjusted operating profit	B1.3	**1,644**	1,544	1,556	6%	6%	3,129
Short-term interest rate and other market fluctuations		**72**	(1,081)	(1,081)	n/a	n/a	(105)
Loss attaching to corporate transactions note (vi)		**(16)**	(69)	(70)	n/a	n/a	(71)
Profit before tax attributable to shareholders		**1,700**	394	405	n/a	n/a	2,953
Tax charge attributable to shareholders' returns		**(341)**	(212)	(215)	n/a	n/a	(538)
Profit for the period		**1,359**	182	190	n/a	n/a	2,415
Attributable to:							
Equity holders of the Company		**1,284**	120	122	n/a	n/a	2,285
Non-controlling interests		**75**	62	68	n/a	n/a	130
Profit for the period		**1,359**	182	190	n/a	n/a	2,415

Basic earnings per share (in cents)	Note B3	2025 Half year note (i)	2024 Half year AER note (i)	2024 Half year CER note (i)	2025 vs 2024 % Half year AER note (i)	2025 vs 2024 % Half year CER note (i)	2024 Full year AER note (i)
Based on adjusted operating profit, net of tax and non-controlling interests		**49.3¢**	43.8¢	43.9¢	13 %	12 %	89.7¢
Based on profit for the period, net of non-controlling interests		**49.2¢**	4.4¢	4.4¢	n/a	n/a	84.1¢

Notes

(i) Segment results are attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document. For definitions of AER and CER refer to note A.

(ii) The Mainland China segment reflects the Group's 50 per cent ownership in CITIC-Prudential Life Insurance Company Limited, a life joint venture with CITIC, a leading Chinese state-owned conglomerate.

(iii) The Growth markets and other segment includes non-insurance entities that support the Group's insurance business and the result for this segment is after deducting the corporate taxes arising from all the life joint ventures and associates.

(iv) Net investment return and other items includes an adjustment to eliminate intercompany profits. Entities within the Prudential Group can provide services to each other, the most significant example being the provision of asset management services by Eastspring to the life entities. If the associated expenses are deemed attributable to the entity's insurance contracts then the costs are included within the estimate of future cash flows when measuring the insurance contract under IFRS 17. In the Group's consolidated accounts, IFRS 17 requires the removal of the intercompany profit from the measurement of the insurance contract. Put another way the future cash flows include the cost to the Group (not the insurance entity) of providing the service. In the period that the service is provided the entity undertaking the service, for example Eastspring, recognises the profit it earns as part of its results. To avoid any double counting, an adjustment is included with the centre's 'net investment return and other items' to remove the benefit already recognised when valuing the insurance contract.

(v) Restructuring costs largely comprise the costs of Group-wide projects including reorganisation programmes and initial costs of establishing new business initiatives and operations. The costs include those incurred in insurance and asset management operations of $(24) million (half year 2024: $(18) million; full year 2024: $(59) million).

(vi) Loss attaching to corporate transactions mainly relates to disposed of and held-for-sale businesses (further details are provided in note C1.2).

79

B1.2 Determining operating segments and performance measure of operating segments Operating segments The Group's operating and reported segments for financial reporting purposes are defined and presented in accordance with IFRS 8 ‘Operating Segments’. There have been no changes to the Group’s operating segments as reported in these interim financial statements from those reported in the Group’s consolidated financial statements for the year ended 31 December 2024. Operations and transactions that do not form part of any business unit are reported as ‘Unallocated to a segment’ and generally comprise head office functions. Performance measure The performance measure of operating segments utilised by the Group is IFRS operating profit based on longer-term investment returns (adjusted operating profit). This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the period, including short-term interest rate and other market fluctuations and gain or loss on corporate transactions. Note B1.1 shows the reconciliation from adjusted operating profit to total profit for the period. Determination of adjusted operating profit The approach adopted for determining adjusted operating profit is as described in note B1.2 of the Group’s consolidated financial statements for the year ended 31 December 2024. For debt securities and loans, the longer-term rates of return are estimates of the long-term government bond yield, plus the estimated long-term credit spread over the government bond yield, less an allowance for expected credit losses. The credit spread and credit loss assumptions reflect the mix of assets by credit rating. Longer-term rates of return range from 2.8 per cent to 9.0 per cent for half year 2025 (half year and full year 2024: 2.8 per cent to 8.8 per cent). For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital. Longer-term rates of return range from 8.6 per cent to 15.7 per cent for all periods shown. B1.3 Analysis of adjusted operating profit by driver Management assesses adjusted operating profit by breaking it down into the key components that drive performance each period. The table below analyses the Group’s adjusted operating profit into the underlying drivers using the following categories: – Adjusted release of CSM, which is net of reinsurance, represents the release from the CSM for the insurance services provided in the period, adjusted for the reduction in CSM release that would occur if gains on profitable contracts were combined with losses on onerous contracts for those contracts where gains and losses can be shared across cohorts. – Release of risk adjustment, which is net of reinsurance, represents the amount of risk adjustment recognised in the income statement representing non-financial risk that expired in the period net of the amount that was assumed to be covered by any reinsurance contracts in place. The only difference between the amount shown in the table below and the amount included within Insurance service result on the condensed consolidated income statement is the amount relating to the Group’s life joint ventures and associates that use the equity method of accounting. – Experience variances represent the difference between the actual amounts incurred or received in the period and that assumed within the best estimate liability for insurance and reinsurance contracts. It covers items such as claims, attributable expenses and premiums to the extent that they relate to current or past service. – Other insurance service result primarily relates to movements on onerous contracts that impact adjusted operating profit (ie excluding those that meet the criteria where gains and losses can be shared across more than one annual cohort). – Net investment result on longer-term basis comprises the component of the ‘net investment result’ that has been attributed to adjusted operating profit by applying the approach as described in further detail in note B1.2 of the Group’s consolidated financial statements for the year ended 31 December 2024. – Other insurance income and expenditure represent other sources of income and expenses that are not considered to be attributable to insurance contracts under IFRS 17. – Share of related tax charges from joint ventures and associates represents the related tax on the adjusted operating profit of the Group’s life joint ventures and associates accounted for using the equity method. Under IFRS, the Group’s share of results from its investments in joint ventures and associates accounted for using the equity method is included as a single line in the Group’s profit before tax on a net of related tax basis. In the table below, the results of the life joint ventures and associates are analysed by adjusted operating profit drivers and on a pre-tax basis, with related tax shown separately in order for the contribution from the life joint ventures and associates to be included in the profit driver analysis on a consistent basis with the rest of the insurance business operations. 80

	2025 $m	2024 $m		2025 vs 2024 %		2024 $m
	Half year	Half year AER	Half year CER	Half year AER	Half year CER	Full year AER
Adjusted release of CSM note (i)	**1,230**	1,091	1,099	13%	12%	2,333
Release of risk adjustment	**142**	128	130	11%	9%	268
Experience variances	**2**	(30)	(31)	107%	106%	(81)
Other insurance service result	**(85)**	(50)	(49)	(70)%	(73)%	(68)
Adjusted insurance service result note (ii)	**1,289**	1,139	1,149	13%	12%	2,452
Net investment result on longer-term basis note (iii)	**605**	641	643	(6)%	(6)%	1,146
Other insurance income and expenditure	**(40)**	(42)	(41)	5%	2%	(89)
Share of related tax charges from joint ventures and associates	**(51)**	(48)	(48)	(6)%	(6)%	(90)
Insurance business	**1,803**	1,690	1,703	7%	6%	3,419
Eastspring	**158**	155	155	2%	2%	304
Other income and expenditure	**(230)**	(203)	(203)	(13)%	(13)%	(387)
Restructuring costs	**(87)**	(98)	(99)	11%	12%	(207)
Adjusted operating profit, as reconciled to profit for the period in note B1.1	**1,644**	1,544	1,556	6%	6%	3,129

Notes

(i) The adjusted release of CSM is reconciled to the information in the condensed consolidated income statement as follows:

	2025 $m	2024 $m	
	Half year	Half year	Full year
Release of CSM, net of reinsurance as included within Insurance service result on the condensed consolidated income statement	**1,120**	984	2,127
Add amounts relating to the Group's life joint ventures and associates that are accounted for on equity-method	**115**	113	225
Release of CSM, net of reinsurance as shown in note C3.2			
Insurance	**1,280**	1,253	2,511
Reinsurance	**(45)**	(156)	(159)
	1,235	1,097	2,352
Adjustment to release of CSM for the treatment adopted for adjusted operating profit purposes of combining losses on onerous contracts and gains on profitable contracts that can be shared across more than one annual cohort	**(5)**	(6)	(19)
Adjusted release of CSM as shown above	**1,230**	1,091	2,333

(ii) The adjusted insurance service result is reconciled to the information in the condensed consolidated income statement as follows:

	2025 $m	2024 $m	
	Half year	Half year	Full year
Insurance service result as shown in the condensed consolidated income statement	**1,240**	1,071	2,293
Add amounts relating to the Group's life joint ventures and associates that are accounted for on equity-method	**126**	72	187
Insurance service result as shown in note C3.2			
Insurance	**1,498**	1,398	2,786
Reinsurance	**(132)**	(255)	(306)
	1,366	1,143	2,480
Removal of losses or gains from reversal of losses on those onerous contracts that meet the criteria where gains and losses can be shared across more than one annual cohort less the adjustment to the release of CSM shown above	**(55)**	17	46
Other items including policyholder tax*	**(22)**	(21)	(74)
Adjusted insurance service result as shown above	**1,289**	1,139	2,452

* Other items include the revenue recognised to cover the tax charge attributable to policyholders that is included in the insurance service result in the income statement. This revenue is fully offset by the actual tax charge attributable to policyholders that is included, as required by IAS 12, in the tax line in the income statement resulting in no net impact to adjusted operating profit that is determined after deducting policyholder tax and so has been offset in the analysis of adjusted operating profit.

81

(iii) Net investment result on longer-term basis is reconciled to the net investment result in the condensed consolidated income statement as follows:

	2025 $m	2024 $m	
	Half year	Half year	Full year
Net investment result as shown in the condensed consolidated income statement	**896**	167	1,332
Remove investment return of non-insurance entities	**(108)**	(124)	(448)
Remove short-term interest rate and other market fluctuations included in non-operating profit excluding non-insurance entities*	**(35)**	1,081	334
Other items*	**(148)**	(483)	(72)
Net investment result on longer-term basis as shown above	**605**	641	1,146

* These reconciling line items include the impact from the Group's life joint ventures and associates. Other items also reflect the impact of policyholder tax.

B1.4 Revenue by segment

	Half year 2025 $m									
	Insurance operations note (i)									
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter-segment elimination	Total segment	Unallocated to a segment (central operations)	Total
Insurance revenue	**1,941**	**550**	**684**	**1,137**	**1,014**	**–**	**–**	**5,326**	**–**	**5,326**
Other revenue note (ii)	**13**	**1**	**–**	**2**	**8**	**165**	**–**	**189**	**–**	**189**
Total revenue from external customers	**1,954**	**551**	**684**	**1,139**	**1,022**	**165**	**–**	**5,515**	**–**	**5,515**
Intra-group revenue	**–**	**–**	**–**	**–**	**–**	**108**	**(108)**	**–**	**–**	**–**
Investment return										
Interest income	**595**	**52**	**116**	**445**	**410**	**2**	**–**	**1,620**	**66**	**1,686**
Dividend and other investment income	**700**	**57**	**99**	**285**	**84**	**2**	**–**	**1,227**	**–**	**1,227**
Investment appreciation (depreciation)	**3,688**	**(73)**	**(253)**	**912**	**(166)**	**(1)**	**–**	**4,107**	**39**	**4,146**
	4,983	**36**	**(38)**	**1,642**	**328**	**3**	**–**	**6,954**	**105**	**7,059**
Total revenue	**6,937**	**587**	**646**	**2,781**	**1,350**	**276**	**(108)**	**12,469**	**105**	**12,574**

	Half year 2024 $m									
	Insurance operations note (i)									
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter-segment elimination	Total segment	Unallocated to a segment (central operations)	Total
Insurance revenue	1,780	601	605	1,070	905	–	–	4,961	–	4,961
Other revenue note (ii)	12	1	–	–	23	160	–	196	1	197
Total revenue from external customers	1,792	602	605	1,070	928	160	–	5,157	1	5,158
Intra-group revenue	–	–	–	–	–	111	(111)	–	–	–
Investment return										
Interest income	520	48	103	430	354	6	–	1,461	104	1,565
Dividend and other investment income	510	67	90	279	78	2	–	1,026	–	1,026
Investment appreciation (depreciation)	(2,059)	(39)	578	1,233	179	–	–	(108)	12	(96)
	(1,029)	76	771	1,942	611	8	–	2,379	116	2,495
Total revenue	763	678	1,376	3,012	1,539	279	(111)	7,536	117	7,653

82

	Full year 2024 $m									
	Insurance operations note (i)								Unallocated to a segment (central operations)	
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter-segment elimination	Total segment		Total
Insurance revenue	3,704	1,177	1,290	2,251	1,936	–	–	10,358	–	10,358
Other revenue note (ii)	24	2	–	2	21	333	–	382	–	382
Total revenue from external customers	3,728	1,179	1,290	2,253	1,957	333	–	10,740	–	10,740
Intra-group revenue	–	–	–	–	–	221	(221)	–	–	–
Investment return										
Interest income	1,077	101	216	797	688	7	–	2,886	209	3,095
Dividend and other investment income	1,279	105	181	651	164	3	–	2,383	–	2,383
Investment appreciation (depreciation)	(3,317)	(86)	736	2,275	604	1	–	213	228	441
	(961)	120	1,133	3,723	1,456	11	–	5,482	437	5,919
Total revenue	2,767	1,299	2,423	5,976	3,413	565	(221)	16,222	437	16,659

Notes

(i) The Group's share of the results from the joint ventures and associates that are equity accounted for, including the Group's life joint venture in Mainland China, is presented in a single line within the Group's profit before tax on a net of related tax basis, and therefore not shown in the analysis of revenue line items above.

(ii) Other revenue comprises revenue from external customers and consists primarily of revenue from the Group's asset management business of $165 million (half year 2024: $160 million; full year 2024: $333 million).

B2 Tax charge

The total tax charge in the income statement is as follows:

	2025 $m	2024 $m	
	Half year	Half year	Full year
Hong Kong	**(32)**	(60)	(229)
Indonesia	**(22)**	(13)	(37)
Malaysia	**(42)**	(95)	(155)
Singapore	**(133)**	(45)	(176)
Growth markets and other	**(69)**	(66)	(158)
Eastspring	**(17)**	(13)	(29)
Total segment note	**(315)**	(292)	(784)
Unallocated to a segment (central operations)	**(33)**	(32)	(40)
Total tax charge	**(348)**	(324)	(824)
Analysed by:			
Current tax	**(172)**	(188)	(521)
Deferred tax	**(176)**	(136)	(303)
Total tax charge	**(348)**	(324)	(824)

Note

Profit before tax includes Prudential's share of profit after tax from the joint ventures and associates that are equity accounted for. Therefore, the actual tax charge in the income statement does not include tax arising from the results of joint ventures and associates, including the Group's life joint venture in Mainland China.

The actual shareholder tax rates of the relevant business operations are shown below:

	Half year 2025 %							
	Hong Kong	**Indonesia**	**Malaysia**	**Singapore**	**Growth markets and other**	**Eastspring**	**Other (central) operations**	**Total attributable to shareholders**
Tax rate on adjusted operating profit	**7%**	**18%**	**24%**	**15%**	**22%**	**8%**	**(10)%**	**17%**
Tax rate on profit (loss) before tax	**4%**	**19%**	**23%**	**16%**	**17%**	**12%**	**(12)%**	**20%**

	Half year 2024 %							
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other (central) operations	Total attributable to shareholders
Tax rate on adjusted operating profit	7%	19%	23%	16%	22%	8%	(10)%	18%
Tax rate on profit (loss) before tax	9%	17%	23%	13%	16%	9%	(11)%	54%

83

	Full year 2024 %							
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other (central) operations	Total attributable to shareholders
Tax rate on adjusted operating profit	9%	19%	22%	14%	23%	10%	(7)%	17%
Tax rate on profit (loss) before tax	10%	18%	22%	14%	23%	10%	(11)%	18%

On 6 June 2025, Hong Kong enacted the OECD Pillar Two global minimum tax and domestic minimum tax rules with retrospective effect from 1 January 2025 onwards. This brings the whole Group into scope of Hong Kong's Pillar Two rules. The half year 2025 current tax charge includes $4 million (half year and full year 2024: $nil) in respect of Pillar Two income taxes. At 30 June 2025, the Group has applied the mandatory exemption from recognising and disclosing information on deferred tax assets and liabilities in respect of Pillar Two income taxes as required by IAS 12 'Income Taxes'.

The amount of tax due in any period is sensitive to market movements in that period. In periods where the actual investment return is in line with, or below, expected long-term returns, the Group does not expect the Pillar Two tax rules to have a material impact on the IFRS tax charge. In periods where the actual investment return exceeds the expected long-term returns, the impact from the Pillar Two tax rules will depend on how the relevant jurisdiction taxes the actual investment return under local corporate income tax rules.

B3 Earnings per share

	Half year 2025					
	Before tax	**Tax**	**Non-controlling interests**	**Net of tax and non-controlling interests**	**Basic earnings per share**	**Diluted earnings per share**
	$m	**$m**	**$m**	**$m**	**cents**	**cents**
Based on adjusted operating profit	**1,644**	**(278)**	**(79)**	**1,287**	**49.3¢**	**49.2¢**
Short-term interest rate and other market fluctuations	**72**	**(58)**	**4**	**18**	**0.7¢**	**0.7¢**
Loss attaching to corporate transactions	**(16)**	**(5)**	**–**	**(21)**	**(0.8)¢**	**(0.8)¢**
Based on profit for the period	**1,700**	**(341)**	**(75)**	**1,284**	**49.2¢**	**49.1¢**

	Half year 2024					
	Before tax	Tax	Non-controlling interests	Net of tax and non-controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	1,544	(273)	(71)	1,200	43.8¢	43.7¢
Short-term interest rate and other market fluctuations	(1,081)	61	(15)	(1,035)	(37.8)¢	(37.7)¢
Loss attaching to corporate transactions	(69)	–	24	(45)	(1.6)¢	(1.6)¢
Based on profit for the period	394	(212)	(62)	120	4.4¢	4.4¢

	Full year 2024					
	Before tax	Tax	Non-controlling interests	Net of tax and non-controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	3,129	(547)	(146)	2,436	89.7¢	89.6¢
Short-term interest rate and other market fluctuations	(105)	9	(10)	(106)	(3.9)¢	(3.9)¢
Loss attaching to corporate transactions	(71)	–	26	(45)	(1.7)¢	(1.7)¢
Based on profit for the year	2,953	(538)	(130)	2,285	84.1¢	84.0¢

For half year 2025, the weighted average number of shares for calculating basic earnings per share, which excludes those held in employee share trusts, is 2,609 million (half year 2024: 2,740 million; full year 2024: 2,715 million). After including a dilutive effect of the Group's share options and awards of 8 million (half year 2024: 3 million; full year 2024: 5 million), the weighted average number of shares for calculating diluted earnings per share is 2,617 million (half year 2024: 2,743 million; full year 2024: 2,720 million).

84

B4 Dividends

	Half year 2025		Half year 2024		Full year 2024	
	Cents per share	$m	Cents per share	$m	Cents per share	$m
Dividends relating to reporting period:*						
First interim dividend	**7.71¢**	**199**	6.84¢	188	6.84¢	185
Second interim dividend	**–**	**–**	–	–	16.29¢	433
Total relating to reporting period	**7.71¢**	**199**	6.84¢	188	23.13¢	618
Dividends paid in reporting period:						
Current year first interim dividend	**–**	**–**	–	–	6.84¢	185
Second interim dividend for prior year	**16.29¢**	**426**	14.21¢	390	14.21¢	390
Total paid in reporting period	**16.29¢**	**426**	14.21¢	390	21.05¢	575

* Calculated using the outstanding number of ordinary shares as at the period end.

First and second interim dividends are recorded in the period in which they are paid.

Dividend per share

On 16 October 2025, Prudential will pay a first interim dividend of 7.71 cents per ordinary share for the year ending 31 December 2025. The first interim dividend will be paid to shareholders recorded on the UK register at 5.00pm (British Summer Time) and to shareholders recorded on the HK branch register at 4.30pm (Hong Kong Time) on 5 September 2025 (Record Date), and also to the holders of US American Depositary Receipts (ADRs) as at the Record Date. The first interim dividend will be paid on or about 23 October 2025 to shareholders with shares standing to the credit of their securities accounts with the Central Depository (Pte) Limited (CDP) at 5.00pm (Singapore Time) on the Record Date.

Shareholders holding shares on the UK or HK share registers will continue to receive their dividend payments in either GBP or HKD respectively, unless they elect to receive dividend payments in USD or in the form of new fully paid ordinary shares. A scrip dividend alternative will again be offered which will involve the issuance of relevant new ordinary shares on the Hong Kong line only. The scrip dividend alternative is offered in addition to the Dividend Reinvestment Plan (DRIP), which continues to be available to shareholders on the UK register. Elections must be received by the relevant UK or HK share registrar on or before 25 September 2025. The corresponding amounts per share in GBP and HKD are expected to be announced on or around 2 October 2025. The USD to GBP and HKD conversion rates will be determined by the actual rates achieved by Prudential buying those currencies prior to the subsequent announcement.

Shareholders holding an interest in Prudential shares through the CDP in Singapore will continue to receive their dividend payments in SGD based on the prevailing market exchange rate, unless they elect to participate in the scrip dividend alternative for which elections must be made through the CDP by 18 September 2025.

Holders of ADRs will continue to receive their dividend payments in USD.

85

C Financial position C1 Group assets and liabilities C1.1 Group investments by business type The analysis below is structured to show the investments of the Group's subsidiaries by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business. Debt securities are analysed below according to the issuing government for sovereign debt and to credit ratings for the rest of the securities. The Group uses the middle of the Standard & Poor’s, Moody’s and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external rating agencies’ ratings and, lastly, internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the ‘below BBB- and unrated’ category. The total securities (excluding sovereign debt) that were unrated at 30 June 2025 were $871 million (30 June 2024: $1,220 million; 31 December 2024: $900 million). Additionally, government debt is shown separately from the rating breakdowns in order to provide a more focused view of the credit portfolio. In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets that fall outside this range are classified as below BBB-. The following table classifies assets into those that primarily back the Group’s participating funds that are measured under the variable fee approach, those backing unit-linked funds, other investments held within the insurance entities, Eastspring’s investments and those that are unallocated to a segment (principally centrally held investments). In terms of the investments held by the insurance businesses, those within funds with policyholder participation and those within unit-linked funds represent underlying items. The gains or losses on these investments will be offset by movements in policyholder liabilities and therefore adjusted operating profit reflects the actual investment return on these assets. The exception is for investments backing the shareholders’ 10 per cent share of the estate within the Hong Kong with-profits fund. Changes in the value of these investments, including those driven by market movements, pass through the income statement with no liability offset. Consequently, adjusted operating profit recognises investment return on a longer-term basis for these assets. In terms of other assets held within the insurance entities, these largely comprise assets backing IFRS shareholders’ equity or are non-underlying items backing GMM liabilities and therefore the returns on these other investments are recognised in adjusted operating profit at a longer-term rate. 86

	30 Jun 2025 $m						
	Asia and Africa						
	Insurance						
	Funds with policyholder participation note (i)	Unit-linked funds	Other	Eastspring	Total	Unallocated to a segment	Group total
Debt securities							
Sovereign debt							
Indonesia	457	504	725	2	1,688	–	1,688
Singapore	2,568	676	1,100	–	4,344	–	4,344
Thailand	–	3	3,295	–	3,298	–	3,298
United States	15,980	170	204	–	16,354	–	16,354
Vietnam	2,731	17	130	–	2,878	–	2,878
Other (predominantly Asia)	4,835	710	2,027	1	7,573	–	7,573
Subtotal	26,571	2,080	7,481	3	36,135	–	36,135
Other government bonds							
AAA	1,580	125	102	–	1,807	–	1,807
AA+ to AA-	171	14	24	–	209	–	209
A+ to A-	742	73	292	–	1,107	–	1,107
BBB+ to BBB-	263	23	70	–	356	–	356
Below BBB- and unrated	415	11	41	–	467	–	467
Subtotal	3,171	246	529	–	3,946	–	3,946
Corporate bonds							
AAA	1,520	161	312	–	1,993	–	1,993
AA+ to AA-	4,966	599	906	–	6,471	–	6,471
A+ to A-	17,614	609	1,531	–	19,754	1	19,755
BBB+ to BBB-	11,778	796	1,656	–	14,230	1	14,231
Below BBB- and unrated	1,366	524	240	–	2,130	–	2,130
Subtotal	37,244	2,689	4,645	–	44,578	2	44,580
Asset-backed securities							
AAA	97	–	13	–	110	–	110
AA+ to AA-	10	–	3	–	13	–	13
A+ to A-	44	–	5	–	49	–	49
BBB+ to BBB-	2	–	–	–	2	–	2
Below BBB- and unrated	2	1	33	–	36	–	36
Subtotal	155	1	54	–	210	–	210
Total debt securities notes (ii)(iii)	67,141	5,016	12,709	3	84,869	2	84,871
Loans							
Mortgage loans	56	–	135	–	191	–	191
Other loans	343	–	–	–	343	–	343
Total loans	399	–	135	–	534	–	534
Equity securities and holdings in collective investment schemes							
Direct equities	21,066	13,528	201	91	34,886	21	34,907
Collective investment schemes	37,626	9,564	1,592	16	48,798	–	48,798
Total equity securities and holdings in collective investment schemes	58,692	23,092	1,793	107	83,684	21	83,705
Derivative assets	1,122	24	298	–	1,444	84	1,528
Deposits	1,264	306	2,067	92	3,729	2,412	6,141
Total financial investments	128,618	28,438	17,002	202	174,260	2,519	176,779
Investment properties	–	–	3	–	3	–	3
Cash and cash equivalents	2,134	538	1,354	130	4,156	1,480	5,636
Total investments	130,752	28,976	18,359	332	178,419	3,999	182,418

87

	30 Jun 2024 $m						
	Asia and Africa						
	Insurance						
	Funds with policyholder participation note (i)	Unit-linked funds	Other	Eastspring	Total	Unallocated to a segment	Group total
Debt securities							
Sovereign debt							
Indonesia	396	526	518	–	1,440	–	1,440
Singapore	2,513	551	903	–	3,967	–	3,967
Thailand	2	2	1,901	–	1,905	–	1,905
United States	16,484	23	2,162	–	18,669	–	18,669
Vietnam	2,976	18	150	–	3,144	–	3,144
Other (predominantly Asia)	4,341	691	1,619	1	6,652	–	6,652
Subtotal	26,712	1,811	7,253	1	35,777	–	35,777
Other government bonds							
AAA	1,554	86	112	–	1,752	–	1,752
AA+ to AA-	123	19	23	–	165	–	165
A+ to A-	615	83	222	–	920	–	920
BBB+ to BBB-	246	56	46	–	348	–	348
Below BBB- and unrated	510	11	93	–	614	–	614
Subtotal	3,048	255	496	–	3,799	–	3,799
Corporate bonds							
AAA	1,242	145	200	–	1,587	–	1,587
AA+ to AA-	2,965	448	802	–	4,215	–	4,215
A+ to A-	11,935	499	1,787	–	14,221	1	14,222
BBB+ to BBB-	9,001	664	1,837	–	11,502	1	11,503
Below BBB- and unrated	2,330	498	361	–	3,189	–	3,189
Subtotal	27,473	2,254	4,987	–	34,714	2	34,716
Asset-backed securities							
AAA	134	2	37	–	173	–	173
AA+ to AA-	7	1	2	–	10	–	10
A+ to A-	27	–	5	–	32	–	32
BBB+ to BBB-	3	–	1	–	4	–	4
Below BBB- and unrated	2	1	29	–	32	–	32
Subtotal	173	4	74	–	251	–	251
Total debt securities notes (ii)(iii)	57,406	4,324	12,810	1	74,541	2	74,543
Loans							
Mortgage loans	57	–	88	–	145	–	145
Other loans	398	–	–	–	398	–	398
Total loans	455	–	88	–	543	–	543
Equity securities and holdings in collective investment schemes							
Direct equities	18,234	12,965	170	114	31,483	–	31,483
Collective investment schemes	32,137	8,049	1,440	1	41,627	–	41,627
Total equity securities and holdings in collective investment schemes	50,371	21,014	1,610	115	73,110	–	73,110
Derivative assets	158	14	46	–	218	58	276
Deposits	1,302	285	1,834	85	3,506	1,778	5,284
Total financial investments	109,692	25,637	16,388	201	151,918	1,838	153,756
Investment properties	–	–	3	–	3	–	3
Cash and cash equivalents	1,304	594	1,089	138	3,125	2,853	5,978
Total investments	110,996	26,231	17,480	339	155,046	4,691	159,737

88

	31 Dec 2024 $m						
	Asia and Africa						
	Insurance						
	Funds with policyholder participation note (i)	Unit-linked funds	Other	Eastspring	Total	Unallocated to a segment	Group total
Debt securities							
Sovereign debt							
Indonesia	453	573	642	–	1,668	–	1,668
Singapore	2,265	738	932	–	3,935	–	3,935
Thailand	3	3	2,580	–	2,586	–	2,586
United States	14,851	71	433	–	15,355	–	15,355
Vietnam	2,885	17	139	–	3,041	–	3,041
Other (predominantly Asia)	4,192	685	1,589	2	6,468	–	6,468
Subtotal	24,649	2,087	6,315	2	33,053	–	33,053
Other government bonds							
AAA	1,617	119	112	–	1,848	–	1,848
AA+ to AA-	124	16	23	–	163	–	163
A+ to A-	643	82	268	–	993	–	993
BBB+ to BBB-	189	45	80	–	314	–	314
Below BBB- and unrated	354	6	48	–	408	–	408
Subtotal	2,927	268	531	–	3,726	–	3,726
Corporate bonds							
AAA	1,400	158	280	–	1,838	–	1,838
AA+ to AA-	3,567	486	851	–	4,904	–	4,904
A+ to A-	13,451	491	1,629	–	15,571	1	15,572
BBB+ to BBB-	9,753	661	1,784	–	12,198	1	12,199
Below BBB- and unrated	1,477	477	342	–	2,296	–	2,296
Subtotal	29,648	2,273	4,886	–	36,807	2	36,809
Asset-backed securities							
AAA	129	3	34	–	166	–	166
AA+ to AA-	4	–	1	–	5	–	5
A+ to A-	28	–	3	–	31	–	31
BBB+ to BBB-	2	–	1	–	3	–	3
Below BBB- and unrated	2	1	8	–	11	–	11
Subtotal	165	4	47	–	216	–	216
Total debt securities notes (ii)(iii)	57,389	4,632	11,779	2	73,802	2	73,804
Loans							
Mortgage loans	51	–	102	–	153	–	153
Other loans	364	–	–	–	364	–	364
Total loans	415	–	102	–	517	–	517
Equity securities and holdings in collective investment schemes							
Direct equities	19,487	13,465	254	95	33,301	–	33,301
Collective investment schemes	37,652	8,338	1,698	13	47,701	–	47,701
Total equity securities and holdings in collective investment schemes	57,139	21,803	1,952	108	81,002	–	81,002
Derivative assets	119	6	129	–	254	141	395
Deposits	2,121	254	1,989	93	4,457	1,009	5,466
Total financial investments	117,183	26,695	15,951	203	160,032	1,152	161,184
Investment properties	–	–	3	–	3	–	3
Cash and cash equivalents	1,396	564	1,225	142	3,327	2,445	5,772
Total investments	118,579	27,259	17,179	345	163,362	3,597	166,959

89

Notes

(i) Funds with policyholder participation represent investments held to support insurance products where policyholders participate in the returns of a specified pool of investments (excluding unit-linked policies) that are measured using the variable fee approach.

(ii) Of the Group's debt securities and direct equities, the following amounts were held by the consolidated investment funds:

	2025 $m	2024 $m	
	30 Jun	30 Jun	31 Dec
Debt securities held by consolidated investment funds	**12,360**	11,134	10,409
Direct equities held by consolidated investment funds*	**5,777**	5,934	5,851

* As of 30 June 2025, the $21 million of direct equities unallocated to a segment is entirely held by a consolidated investment fund.

(iii) The credit ratings are created using a methodology developed by Prudential using ratings from various credit ratings agencies (composite ratings), S&P Global Ratings (S&P), Moody's and Fitch Solutions and their respective affiliates and suppliers. The ratings displayed are not credit opinions nor are they a rating issued by a rating agency, including S&P. To the extent that a credit rating is calculated using an S&P rating, such rating was used under a license from S&P and S&P reserves all rights with respect to such rating.

C1.2 Other assets and liabilities

Property, plant and equipment (PPE)

At 30 June 2025, there is PPE of $537 million (30 June 2024: $390 million; 31 December 2024: $417 million). During the first half of 2025, the Group made additions of $175 million of PPE (half year 2024: $113 million; full year 2024: $152 million), of which $128 million relates to right-of-use assets (half year 2024: $86 million; full year 2024: $51 million).

Accrued investment income and other debtors

At 30 June 2025, there is accrued investment income and other debtors of $3,323 million (30 June 2024: $3,400 million; 31 December 2024: $2,212 million), of which $3,275 million (30 June 2024: $3,311 million; 31 December 2024: $2,162 million) is expected to be settled within one year.

Accruals, deferred income and other creditors

At 30 June 2025, there are accruals, deferred income and other liabilities of $5,235 million (30 June 2024: $3,395 million; 31 December 2024: $2,848 million), of which $5,007 million (30 June 2024: $3,208 million; 31 December 2024: $2,641 million) is due within one year.

Assets and liabilities held for sale

Assets and liabilities held for sale relate to the disposal of a number of subsidiaries that the Group pursued beginning in 2024, which met the required conditions to be classified as held for sale. These subsidiaries were remeasured to their estimated fair value less expected costs to sell. The disposal of the remaining subsidiaries classified as held for sale at 30 June 2025 was completed in July.

C2 Measurement of financial assets and liabilities

C2.1 Determination of fair value

The fair values of the financial instruments for which fair valuation is required under IFRS Standards are determined by the use of quoted market prices for exchange-quoted investments or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques. Climate change does not directly impact fair values particularly where these are built on observable inputs (ie level 1 and level 2), which represent the majority of the Group's financial instruments as discussed below.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

Valuation approach for level 2 fair valued assets and liabilities

A significant proportion of the Group's level 2 assets are private holdings, structured securities and other national and non-national government debt securities that are valued using observable inputs. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

Valuation approach for level 3 fair valued assets and liabilities

Investments valued using valuation techniques include financial investments which, by their nature, do not have an externally quoted price based on regular trades and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity. Level 3 assets of the Group consist primarily of property, infrastructure, private credit and private equity funds held by the participating funds and are externally valued using the net asset value of the invested entities.

For further details on the valuation approach for level 2 and level 3 fair valued assets and liabilities, refer to note C2.1 of the Group's consolidated financial statements for the year ended 31 December 2024.

90

C2.2 Fair value measurement hierarchy

(a) Assets and liabilities at fair value

All of the Group's financial instruments held at fair value are classified as fair value through profit or loss (FVTPL) at 30 June 2025 and measured on a recurring basis. In addition, at 30 June 2025, the Group classified certain assets and liabilities as held for sale as described in note C1.2 that have been measured at fair value on a non-recurring basis based on the expected sales proceeds for these businesses.

The table below shows the assets and liabilities carried at fair value on a recurring basis analysed by level of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

Financial instruments at fair value

	30 Jun 2025 $m			
	Level 1	Level 2	Level 3	
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs note (iii)	Total
Loans note (iv)	–	343	–	343
Equity securities and holdings in collective investment schemes	74,375	5,337	3,993	83,705
Debt securities note (i)	65,268	19,561	42	84,871
Derivative assets	640	888	–	1,528
Derivative liabilities	(18)	(906)	–	(924)
Total financial investments, net of derivative liabilities	140,265	25,223	4,035	169,523
Investment contract liabilities without DPF note (ii)	–	(730)	–	(730)
Net asset value attributable to unit holders of consolidated investment funds	(2,332)	–	–	(2,332)
Total financial instruments at fair value	137,933	24,493	4,035	166,461
Percentage of total (%)	83%	15%	2%	100%

	30 Jun 2024 $m			
	Level 1	Level 2	Level 3	
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs note (iii)	Total
Loans note (iv)	–	398	–	398
Equity securities and holdings in collective investment schemes	64,823	5,334	2,953	73,110
Debt securities note (i)	57,477	17,023	43	74,543
Derivative assets	89	187	–	276
Derivative liabilities	(46)	(380)	–	(426)
Total financial investments, net of derivative liabilities	122,343	22,562	2,996	147,901
Investment contract liabilities without DPF note (ii)	–	(819)	–	(819)
Net asset value attributable to unit holders of consolidated investment funds	(2,921)	–	–	(2,921)
Total financial instruments at fair value	119,422	21,743	2,996	144,161
Percentage of total (%)	83%	15%	2%	100%

91

	31 Dec 2024 $m			
	Level 1	Level 2	Level 3	
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
			note (iii)	
Loans note (iv)	–	364	–	364
Equity securities and holdings in collective investment schemes	72,574	5,311	3,117	81,002
Debt securities note (i)	56,147	17,620	37	73,804
Derivative assets	17	378	–	395
Derivative liabilities	(493)	(1,124)	–	(1,617)
Total financial investments, net of derivative liabilities	128,245	22,549	3,154	153,948
Investment contract liabilities without DPF note (ii)	–	(748)	–	(748)
Net asset value attributable to unit holders of consolidated investment funds	(2,679)	–	–	(2,679)
Total financial instruments at fair value	125,566	21,801	3,154	150,521
Percentage of total (%)	83%	15%	2%	100%

Notes

(i) Of the total level 2 debt securities of $19,561 million at 30 June 2025 (30 June 2024: $17,023 million; 31 December 2024: $17,620 million), $9 million (30 June 2024: $5 million; 31 December 2024: $12 million) are valued internally.

(ii) Investment contract liabilities without DPF are not quoted in an active market and do not have readily available published prices. Their fair values are determined using valuation techniques with all significant inputs used in the valuation being observable. Therefore, these investment contract liabilities are classified in level 2.

(iii) At 30 June 2025, the Group held $4,035 million (30 June 2024: $2,996 million; 31 December 2024: $3,154 million) of net financial instruments at fair value within level 3. This represents 2 per cent (30 June 2024: 2 per cent; 31 December 2024: 2 per cent) of the total fair valued financial assets, net of financial liabilities and comprises the following:
- Equity securities and holdings in collective investment schemes of $3,992 million (30 June 2024: $2,952 million; 31 December 2024: $3,116 million) consisting primarily of property, infrastructure, private credit and private equity funds held by the participating funds, which are externally valued using the net asset value of the invested entities. Equity securities of $1 million (30 June and 31 December 2024: $1 million) are internally valued, representing less than 0.1 per cent of the total fair valued financial assets, net of financial liabilities. Internal valuations are inherently more subjective than external valuations; and
- Other sundry individual financial instruments of a net asset of $42 million (30 June 2024: $43 million; 31 December 2024: $37 million).

Of the net financial instruments of $4,035 million at 30 June 2025 (30 June 2024: $2,996 million; 31 December 2024: $3,154 million) referred to above:
- A net asset of $3,950 million (30 June 2024: $2,957 million; 31 December 2024: $3,088 million) is held by the Group's participating and unit-linked funds and therefore shareholders' profit and equity are not immediately impacted by movements in the valuation of these financial instruments; and
- The remaining level 3 investments comprise a net asset of $85 million (30 June 2024: $39 million; 31 December 2024: $66 million) and are primarily investments valued using external prices adjusted to reflect the specific known conditions relating to these holdings where applicable (eg distressed securities). If the value of all these level 3 financial instruments decreased by 10 per cent, the change in valuation would be $(9) million (30 June 2024: $(4) million; 31 December 2024: $(7) million), which would reduce shareholders' equity by this amount before tax.

(iv) Of the Group's financial assets and financial liabilities at 30 June 2025, only loans contain more than one asset classification. The loans carried at amortised cost and their fair value are provided in note (c) below.

(b) Transfers into and transfers out of levels

The Group's policy is to recognise transfers into and out of levels as of the end of each reporting period except for material transfers that are recognised as of the date of the event or change in circumstances that caused the transfer. Transfers are deemed to have occurred when there is a material change in the observed valuation inputs or a change in the level of trading activities of the securities.

During half year 2025, the transfers between levels within the portfolios were primarily transfers from level 1 to level 2 of $1,129 million and transfers from level 2 to level 1 of $1,337 million. These transfers primarily reflect the change in the observed valuation inputs of equity securities and debt securities and, in certain cases, the change in the level of trading activities of the securities. There were no transfers from level 3 to level 2 and no transfer into level 3 in the period.

Reconciliation of movements in level 3 assets and liabilities measured at fair value

The following table reconciles the value of level 3 fair-valued assets and liabilities at the beginning of the period to that presented at the end of the period.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at FVTPL and foreign exchange movements on an individual entity's overseas investments. Total gains and losses recorded in other comprehensive income comprises the translation of investments into the Group's presentation currency of USD.

	Half year 2025 $m		
	Equity securities and holdings in collective investment schemes	Debt securities	Group total
Balance at beginning of period	3,117	37	3,154
Total gain (loss) in income statement note	(101)	3	(98)
Total gain recorded in other comprehensive income	68	3	71
Purchases and other additions	967	–	967
Sales and maturities	(58)	(1)	(59)
Balance at end of period	3,993	42	4,035

92

	Half year 2024 $m		
	Equity securities and holdings in collective investment schemes	Debt securities	Group total
Balance at beginning of period	2,864	40	2,904
Total gain in income statement note	57	3	60
Total loss recorded in other comprehensive income	(30)	(2)	(32)
Purchases and other additions	126	2	128
Sales	(64)	–	(64)
Balance at end of period	2,953	43	2,996

	Full year 2024 $m		
	Equity securities and holdings in collective investment schemes	Debt securities	Group total
Balance at beginning of year	2,864	40	2,904
Total gain (loss) in income statement note	(84)	3	(81)
Total loss recorded in other comprehensive income	(31)	(1)	(32)
Purchases and other additions	462	2	464
Sales	(94)	(7)	(101)
Balance at end of year	3,117	37	3,154

Note
Of the total net (loss) gain in the income statement of $(98) million at half year 2025 (half year 2024: $60 million; full year 2024: $(81) million), $(116) million (half year 2024: $34 million; full year 2024: $(143) million) relates to net unrealised (loss) gain of financial instruments still held at the end of the period, which can be analysed as follows:

	2025 $m	2024 $m	
	Half year	Half year	Full year
Equity securities and holdings in collective investment schemes	**(119)**	31	(146)
Debt securities	**3**	3	3
Net unrealised (loss) gain of financial instruments still held at the end of the period	**(116)**	34	(143)

(c) Assets and liabilities carried at amortised cost and their fair value

The table below shows the financial assets and liabilities carried at amortised cost on the statement of financial position and their fair value. Deposits, cash and cash equivalents, accrued investment income, other debtors, accruals, deferred income and other creditors are excluded from the analysis below, as these are carried at amortised cost which approximates fair value.

	30 Jun 2025 $m		30 Jun 2024 $m		31 Dec 2024 $m	
	Carrying value	**Fair value**	Carrying value	Fair value	Carrying value	Fair value
Financial assets						
Loans note (i)	**191**	**243**	145	163	153	163
Financial liabilities						
Core structural borrowings of shareholder-financed businesses note (ii)	**(4,473)**	**(4,349)**	(3,930)	(3,648)	(3,925)	(3,694)
Operational borrowings (excluding lease liabilities) note (i)	**(506)**	**(506)**	(683)	(683)	(540)	(540)
Obligations under funding, securities lending and sale and repurchase agreements note (i)	**(665)**	**(665)**	(576)	(576)	(272)	(272)
Net financial liabilities at amortised cost	**(5,453)**	**(5,277)**	(5,044)	(4,744)	(4,584)	(4,343)

Notes
(i) The fair value of loans, operational borrowings (excluding lease liabilities) and obligations under funding, securities lending and sale and repurchase agreements has been estimated from the discounted cash flows expected to be received or paid.
(ii) The fair value of the subordinated and senior debt issued by the Group is determined using quoted prices from independent third parties.

93

C3 Insurance and reinsurance contracts

The amounts recorded in the balance sheet as insurance and reinsurance contract asset and liabilities are set out in the table below (on the left-hand side), broken out into their component parts. Additionally, presented on the right-hand side are the same amounts but including the Group's share of the relevant amounts of its joint venture and associates, which are equity accounted for on the statement of financial position and hence all assets and liabilities of those businesses are included in a separate line.

Management believes that the movement in the CSM is a key driver for understanding changes in profitability from period to period and as the Group's share of the results of the joint ventures and associates are included in the Group's adjusted operating and total profit, it is relevant to understand the movement in insurance assets and liabilities including those entities too.

C3.1 Group overview

(a) Analysis of Group insurance and reinsurance contract assets and liabilities

The table below provides an analysis of portfolio of insurance and reinsurance (RI) contract assets and liabilities held on the Group's statement of financial position. The Group's investments in joint ventures and associates are accounted for using the equity method. The Group's share of insurance and reinsurance contract liabilities and assets as shown above relate to the life business of Mainland China, India and the Takaful business in Malaysia.

	Excluding JVs and associates $m						Including JVs and associates $m					
	Assets		Liabilities		Net liabilities (assets)		Assets		Liabilities		Net liabilities (assets)	
	Insurance	RI	Insurance	RI	Insurance	RI	Insurance	RI	Insurance	RI	Insurance	RI
As at 30 Jun 2025												
Best estimate liabilities (BEL)	**5,265**	**2,537**	**140,528**	**418**	**135,263**	**(2,119)**	**5,526**	**2,691**	**162,926**	**463**	**157,400**	**(2,228)**
Risk adjustment for non-financial risk (RA)	**(909)**	**123**	**1,774**	**(45)**	**2,683**	**(168)**	**(921)**	**153**	**2,083**	**(50)**	**3,004**	**(203)**
Contractual service margin (CSM)	**(2,668)**	**607**	**19,173**	**137**	**21,841**	**(470)**	**(2,821)**	**586**	**21,166**	**124**	**23,987**	**(462)**
Insurance contract balances note C3.2	**1,688**	**3,267**	**161,475**	**510**	**159,787**	**(2,757)**	**1,784**	**3,430**	**186,175**	**537**	**184,391**	**(2,893)**
Assets for insurance acquisition cash flows	**34**	**–**	**1**	**–**	**(33)**	**–**	**34**	**–**	**1**	**–**	**(33)**	**–**
Insurance and reinsurance contract (assets) liabilities	**1,722**	**3,267**	**161,476**	**510**	**159,754**	**(2,757)**	**1,818**	**3,430**	**186,176**	**537**	**184,358**	**(2,893)**
As at 30 Jun 2024												
Best estimate liabilities (BEL)	3,962	1,861	121,980	1,253	118,018	(608)	4,010	2,006	143,012	1,292	139,002	(714)
Risk adjustment for non-financial risk (RA)	(604)	(68)	1,661	(23)	2,265	45	(602)	(50)	1,956	(26)	2,558	24
Contractual service margin (CSM)	(2,258)	1,407	17,457	149	19,715	(1,258)	(2,261)	1,396	19,536	139	21,797	(1,257)
Insurance contract balances note C3.2	1,100	3,200	141,098	1,379	139,998	(1,821)	1,147	3,352	164,504	1,405	163,357	(1,947)
Assets for insurance acquisition cash flows	31	–	1	–	(30)	–	31	–	1	–	(30)	–
Insurance and reinsurance contract (assets) liabilities	1,131	3,200	141,099	1,379	139,968	(1,821)	1,178	3,352	164,505	1,405	163,327	(1,947)
As at 31 Dec 2024												
Best estimate liabilities (BEL)	4,566	2,624	127,942	423	123,376	(2,201)	4,799	2,783	148,867	461	144,068	(2,322)
Risk adjustment for non-financial risk (RA)	(791)	99	1,655	(44)	2,446	(143)	(803)	128	1,940	(47)	2,743	(175)
Contractual service margin (CSM)	(2,462)	667	17,968	157	20,430	(510)	(2,599)	645	19,862	144	22,461	(501)
Insurance contract balances note C3.2	1,313	3,390	147,565	536	146,252	(2,854)	1,397	3,556	170,669	558	169,272	(2,998)
Assets for insurance acquisition cash flows	32	–	1	–	(31)	–	32	–	1	–	(31)	–
Insurance and reinsurance contract (assets) liabilities	1,345	3,390	147,566	536	146,221	(2,854)	1,429	3,556	170,670	558	169,241	(2,998)

94

(b) Adjusted total comprehensive equity

	Excluding JVs and associates $m	Group's share related to JVs and associates $m	Including JVs and associates $m
As at 30 Jun 2025			
Shareholders' equity	**15,602**	**2,517**	**18,119**
CSM, net of reinsurance	**21,371**	**2,154**	**23,525**
Remove: CSM asset attaching to reinsurance contracts wholly attributable to policyholders	**769**	**–**	**769**
Remove: CSM, net of reinsurance, attributable to non-controlling interests	**(1,050)**	**–**	**(1,050)**
Shareholders' CSM, net of reinsurance	**21,090**	**2,154**	**23,244**
Less: Related tax adjustments	**(2,255)**	**(495)**	**(2,750)**
Adjusted total comprehensive equity	**34,437**	**4,176**	**38,613**
As at 30 Jun 2024			
Shareholders' equity	14,390	1,781	16,171
CSM, net of reinsurance	18,457	2,083	20,540
Remove: CSM asset attaching to reinsurance contracts wholly attributable to policyholders	1,456	–	1,456
Remove: CSM, net of reinsurance, attributable to non-controlling interests	(934)	–	(934)
Shareholders' CSM, net of reinsurance	18,979	2,083	21,062
Less: Related tax adjustments	(2,068)	(483)	(2,551)
Adjusted total comprehensive equity	31,301	3,381	34,682
As at 31 Dec 2024			
Shareholders' equity	15,080	2,412	17,492
CSM, net of reinsurance	19,920	2,040	21,960
Remove: CSM asset attaching to reinsurance contracts wholly attributable to policyholders	789	–	789
Remove: CSM, net of reinsurance, attributable to non-controlling interests	(977)	–	(977)
Shareholders' CSM, net of reinsurance	19,732	2,040	21,772
Less: Related tax adjustments	(2,134)	(470)	(2,604)
Adjusted total comprehensive equity	32,678	3,982	36,660

95

(c) Discount rate and risk-free rate

The Group elects to determine discount rates on a bottom-up basis, starting with a liquid risk-free yield curve and adding an illiquidity premium to reflect the characteristics of the insurance contracts. Risk-free rates are based on government bond yields for all currencies except HKD where risk-free rates are based on swap rates due to the higher liquidity of the HKD swap market. The illiquidity premium is calculated as the yield-to-maturity on a reference portfolio of assets with similar liquidity characteristics to the insurance contracts, (in particular, corporate bonds) less the risk-free curve, and an allowance for credit risk.

The following tables set out the range of yield curves used to discount cash flows of insurance contracts for major currencies. The range reflects the proportion of illiquidity premium applied by business unit and portfolio.

	30 Jun 2025 %				
	1 year	5 years	10 years	15 years	20 years
Chinese yuan (CNY)	**1.34 – 1.69**	**1.52 – 1.87**	**1.65 – 2.00**	**1.82 – 2.17**	**1.93 – 2.28**
Hong Kong dollar (HKD)	**2.92 – 3.37**	**3.04 – 3.49**	**3.35 – 3.80**	**3.54 – 3.99**	**3.68 – 4.13**
Indonesian rupiah (IDR)	**6.08 – 6.50**	**6.51 – 6.93**	**6.92 – 7.34**	**7.26 – 7.68**	**7.40 – 7.82**
Malaysian ringgit (MYR)	**3.01 – 3.34**	**3.19 – 3.52**	**3.61 – 3.94**	**3.79 – 4.12**	**3.96 – 4.29**
Singapore dollar (SGD)	**1.81 – 2.44**	**1.83 – 2.46**	**2.24 – 2.87**	**2.34 – 2.97**	**2.32 – 2.95**
United States dollar (USD)	**3.98 – 4.38**	**3.83 – 4.40**	**4.34 – 4.88**	**4.77 – 5.38**	**5.05 – 5.84**

	30 Jun 2024 %				
	1 year	5 years	10 years	15 years	20 years
Chinese yuan (CNY)	1.53 – 1.72	1.99 – 2.18	2.26 – 2.45	2.38 – 2.57	2.44 – 2.63
Hong Kong dollar (HKD)	5.00 – 5.44	4.15 – 4.59	4.05 – 4.49	4.12 – 4.56	4.16 – 4.60
Indonesian rupiah (IDR)	6.74 – 7.31	7.09 – 7.66	7.24 – 7.81	7.26 – 7.83	7.27 – 7.84
Malaysian ringgit (MYR)	3.32 – 3.57	3.66 – 3.91	3.94 – 4.19	4.07 – 4.32	4.21 – 4.46
Singapore dollar (SGD)	3.55 – 4.22	3.20 – 3.87	3.22 – 3.89	3.21 – 3.88	3.11 – 3.78
United States dollar (USD)	5.14 – 5.87	4.35 – 5.08	4.38 – 5.11	4.50 – 5.23	4.75 – 5.48

	31 Dec 2024 %				
	1 year	5 years	10 years	15 years	20 years
Chinese yuan (CNY)	1.08 – 1.51	1.42 – 1.85	1.70 – 2.13	1.92 – 2.35	2.03 – 2.46
Hong Kong dollar (HKD)	4.32 – 4.75	4.04 – 4.47	4.09 – 4.52	4.15 – 4.58	4.19 – 4.62
Indonesian rupiah (IDR)	7.13 – 7.51	7.13 – 7.51	7.18 – 7.56	7.27 – 7.65	7.33 – 7.71
Malaysian ringgit (MYR)	3.43 – 3.68	3.65 – 3.90	3.87 – 4.12	4.06 – 4.31	4.21 – 4.46
Singapore dollar (SGD)	2.76 – 3.37	2.79 – 3.40	2.89 – 3.50	2.93 – 3.54	2.84 – 3.45
United States dollar (USD)	4.20 – 4.84	4.44 – 5.08	4.66 – 5.30	4.89 – 5.53	5.02 – 5.66

96

C3.2 Analysis of movements in insurance and reinsurance contract balances (including JVs and associates)

An analysis of movements in insurance and reinsurance contract balances by measurement component, excluding assets for insurance acquisition cash flows, and including the Group's share of insurance and reinsurance contract assets and liabilities related to the life JVs and associates is set out below:

	Half year 2025 $m							
	Insurance				Reinsurance			
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
Opening assets	(4,799)	803	2,599	(1,397)	(2,783)	(128)	(645)	(3,556)
Opening liabilities	148,867	1,940	19,862	170,669	461	(47)	144	558
Net liabilities (assets) at 1 Jan	144,068	2,743	22,461	169,272	(2,322)	(175)	(501)	(2,998)
Changes that relate to future service								
Changes in estimates that adjust the CSM	(753)	77	676	–	(27)	(2)	29	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	21	(5)	–	16	(2)	–	–	(2)
New contracts in the period	(1,410)	151	1,281	22	40	(9)	(32)	(1)
	(2,142)	223	1,957	38	11	(11)	(3)	(3)
Changes that relate to current service								
Release of CSM to profit or loss	–	–	(1,280)	(1,280)	–	–	45	45
Release of risk adjustment to profit or loss	–	(154)	–	(154)	–	13	–	13
Experience adjustments	(78)	–	–	(78)	104	–	–	104
	(78)	(154)	(1,280)	(1,512)	104	13	45	162
Changes that relate to past service								
Adjustments to assets and liabilities for incurred claims	(23)	(1)	–	(24)	(27)	–	–	(27)
Insurance service result	(2,243)	68	677	(1,498)	88	2	42	132
Net finance (income) expense								
Accretion of interest on GMM contracts note (i)	105	27	177	309	(60)	(4)	(12)	(76)
Other net finance (income) expense	6,640	69	7	6,716	394	(23)	(11)	360
	6,745	96	184	7,025	334	(27)	(23)	284
Total amount recognised in income statement	4,502	164	861	5,527	422	(25)	19	416
Effect of movements in exchange rates	3,655	97	665	4,417	(59)	(3)	20	(42)
Total amount recognised in comprehensive income	8,157	261	1,526	9,944	363	(28)	39	374
Cash flows								
Premiums received net of ceding commissions paid	15,457	–	–	15,457	(741)	–	–	(741)
Insurance acquisition cash flows	(2,905)	–	–	(2,905)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(7,318)	–	–	(7,318)	472	–	–	472
Total cash flows	5,234	–	–	5,234	(269)	–	–	(269)
Other changes note (iii)	(59)	–	–	(59)	–	–	–	–
Closing assets	(5,526)	921	2,821	(1,784)	(2,691)	(153)	(586)	(3,430)
Closing liabilities	162,926	2,083	21,166	186,175	463	(50)	124	537
Net liabilities (assets) at 30 Jun	157,400	3,004	23,987	184,391	(2,228)	(203)	(462)	(2,893)

97

	Half year 2024 $m							
	Insurance				Reinsurance			
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
Opening assets	(3,998)	630	2,176	(1,192)	(1,315)	67	(1,321)	(2,569)
Opening liabilities	139,673	1,969	20,176	161,818	1,222	(24)	(19)	1,179
Net liabilities (assets) at 1 Jan	135,675	2,599	22,352	160,626	(93)	43	(1,340)	(1,390)
Changes that relate to future service								
Changes in estimates that adjust the CSM	157	21	(178)	–	93	(3)	(90)	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	45	1	–	46	64	–	–	64
New contracts in the period	(1,306)	158	1,175	27	(35)	(3)	38	–
	(1,104)	180	997	73	122	(6)	(52)	64
Changes that relate to current service								
Release of CSM to profit or loss	–	–	(1,253)	(1,253)	–	–	156	156
Release of risk adjustment to profit or loss	–	(138)	–	(138)	–	11	–	11
Experience adjustments	(32)	–	–	(32)	55	–	–	55
	(32)	(138)	(1,253)	(1,423)	55	11	156	222
Changes that relate to past service								
Adjustments to assets and liabilities for incurred claims	(47)	(1)	–	(48)	(31)	–	–	(31)
Insurance service result	(1,183)	41	(256)	(1,398)	146	5	104	255
Net finance (income) expense								
Accretion of interest on GMM contracts note (i)	110	24	160	294	(20)	2	(26)	(44)
Other net finance (income) expense	3,580	(23)	34	3,591	246	(27)	5	224
	3,690	1	194	3,885	226	(25)	(21)	180
Total amount recognised in income statement	2,507	42	(62)	2,487	372	(20)	83	435
Effect of movements in exchange rates	(2,355)	(64)	(493)	(2,912)	(1)	1	–	–
Total amount recognised in comprehensive income	152	(22)	(555)	(425)	371	(19)	83	435
Cash flows								
Premiums received net of ceding commissions paid	13,446	–	–	13,446	(1,178)	–	–	(1,178)
Insurance acquisition cash flows	(2,725)	–	–	(2,725)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(7,286)	–	–	(7,286)	189	–	–	189
Total cash flows	3,435	–	–	3,435	(989)	–	–	(989)
Other changes note (iii)	(260)	(19)	–	(279)	(3)	–	–	(3)
Closing assets	(4,010)	602	2,261	(1,147)	(2,006)	50	(1,396)	(3,352)
Closing liabilities	143,012	1,956	19,536	164,504	1,292	(26)	139	1,405
Net liabilities (assets) at 30 Jun	139,002	2,558	21,797	163,357	(714)	24	(1,257)	(1,947)

98

	Full year 2024 $m							
	Insurance				Reinsurance			
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
Opening assets	(3,998)	630	2,176	(1,192)	(1,315)	67	(1,321)	(2,569)
Opening liabilities	139,673	1,969	20,176	161,818	1,222	(24)	(19)	1,179
Net liabilities (assets) at 1 Jan	135,675	2,599	22,352	160,626	(93)	43	(1,340)	(1,390)
Changes that relate to future service								
Changes in estimates that adjust the CSM	(57)	31	26	–	(473)	(225)	698	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	128	29	–	157	43	–	–	43
New contracts in the year	(2,894)	349	2,585	40	(4)	(8)	11	(1)
	(2,823)	409	2,611	197	(434)	(233)	709	42
Changes that relate to current service								
Release of CSM to profit or loss	–	–	(2,511)	(2,511)	–	–	159	159
Release of risk adjustment to profit or loss	–	(287)	–	(287)	–	19	–	19
Experience adjustments	(114)	–	–	(114)	116	–	–	116
	(114)	(287)	(2,511)	(2,912)	116	19	159	294
Changes that relate to past service								
Adjustments to assets and liabilities for incurred claims	(73)	2	–	(71)	(30)	–	–	(30)
Insurance service result	(3,010)	124	100	(2,786)	(348)	(214)	868	306
Net finance (income) expense								
Accretion of interest on GMM contracts note (i)	243	56	350	649	(80)	(7)	(29)	(116)
Other net finance (income) expense	5,367	28	7	5,402	432	3	8	443
	5,610	84	357	6,051	352	(4)	(21)	327
Total amount recognised in income statement	2,600	208	457	3,265	4	(218)	847	633
Effect of movements in exchange rates	(2,003)	(44)	(348)	(2,395)	18	–	(8)	10
Total amount recognised in comprehensive income	597	164	109	870	22	(218)	839	643
Cash flows								
Premiums received net of ceding commissions paid	27,990	–	–	27,990	(2,931)	–	–	(2,931)
Insurance acquisition cash flows	(5,226)	–	–	(5,226)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(14,694)	–	–	(14,694)	683	–	–	683
Total cash flows	8,070	–	–	8,070	(2,248)	–	–	(2,248)
Other changes note (iii)	(274)	(20)	–	(294)	(3)	–	–	(3)
Closing assets	(4,799)	803	2,599	(1,397)	(2,783)	(128)	(645)	(3,556)
Closing liabilities	148,867	1,940	19,862	170,669	461	(47)	144	558
Net liabilities (assets) at 31 Dec	144,068	2,743	22,461	169,272	(2,322)	(175)	(501)	(2,998)

Notes

(i) Accretion of interest includes interest on policy loans.
(ii) Including investment component.
(iii) Other changes include movements in insurance contract liabilities arising from adjustments to remove the incurred non-cash expenses (such as depreciation and amortisation) from insurance contract asset and liability balances. In half year and full year 2024, Other changes also included the net insurance and reinsurance liabilities of businesses classified as held for sale.

99

C4 Intangible assets

C4.1 Goodwill

Goodwill shown on the condensed consolidated statement of financial position represents amounts allocated to businesses in Asia in respect of both acquired asset management and life businesses.

	2025 $m	2024 $m	
	30 Jun	30 Jun	31 Dec
Carrying value at beginning of period	848	896	896
Exchange differences	41	(36)	(7)
Reclassification as held for sale note C1.2	–	(41)	(41)
Carrying value at end of period	**889**	819	848

C4.2 Other intangible assets

	Half year 2025 $m			Half year 2024 $m	Full year 2024 $m
	Distribution rights note (i)	Other intangibles note (ii)	Total	Total	Total
Balance at beginning of period	3,558	266	3,824	3,986	3,986
Additions	295	23	318	43	260
Amortisation charge to the income statement	(204)	(30)	(234)	(205)	(389)
Disposals and transfers	–	(1)	(1)	(4)	(18)
Exchange differences and other movements	23	9	32	(62)	(15)
Balance at end of period	**3,672**	**267**	**3,939**	3,758	3,824

Notes

(i) Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of the bancassurance partnership arrangements for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business production levels.

(ii) Included within other intangibles are software and licence fees.

C5 Borrowings

C5.1 Core structural borrowings of shareholder-financed businesses

	2025 $m	2024 $m	
	30 Jun	30 Jun	31 Dec
Subordinated debt			
US$750m 4.875% notes	750	750	750
£435m 6.125% notes 2031	593	548	542
US$1,000m 2.95% notes 2033	997	996	997
SGD 600m 3.80% notes 2035 note (i)	468	–	–
Senior debt note (ii)			
£250m 5.875% notes 2029	327	300	299
US$1,000m 3.125% notes 2030	991	989	990
US$350m 3.625% notes 2032	347	347	347
Total core structural borrowings of shareholder-financed businesses	**4,473**	3,930	3,925

Notes

(i) On 22 May 2025, Prudential Funding (Asia) plc, a wholly owned subsidiary of the Group, issued SGD 600 million 3.80 per cent subordinated debt maturing on 22 May 2035 with proceeds, net of costs, of US$462 million. Under IFRS 9, the Group has designated this SGD-denominated borrowing as net investment hedge of the currency risk related to the Group's investment in the Singapore business.

(ii) The senior debt ranks above subordinated debt in the event of liquidation.

100

C5.2 Operational borrowings

	2025 $m	2024 $m	
	30 Jun	30 Jun	31 Dec
Borrowings in respect of short-term fixed income securities programmes (commercial paper)	**500**	660	527
Lease liabilities under IFRS 16	**347**	278	257
Other borrowings	**6**	23	13
Total operational borrowings	**853**	961	797

C6 Sensitivity to key market risks

The Group's risk framework and the management of risks attaching to the Group's interim financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital, have been included in the Risk review report.

Further information of the Group's sensitivity to key risks was set out in the Group's financial statements for the year ended 31 December 2024.

The tables below show the sensitivity of the Group's profit after tax, shareholders' equity and CSM as at 30 June 2025 and 31 December 2024 to the following market risks:

- 1 per cent increase and 0.5 per cent decrease in observable risk-free interest rates in isolation and subject to a floor of zero; and
- Instantaneous 10 per cent rise and 20 per cent fall in the market value of equity and property assets. The equity risk sensitivity analysis assumes that all equity indices fall by the same percentage.

The sensitivity results assume instantaneous market movements and hence reflect the current investment portfolio and all consequential impacts as at valuation date. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown below. These sensitivity results allow for limited management actions such as changes to future policyholder bonuses and re-pricing for medical business, where applicable. In practice, the market movements would be expected to occur over time and rebalancing of investment portfolios would likely be carried out to mitigate the impact of the stresses as presented below. Management could also take additional actions to help mitigate the impact of these stresses, including but not limited to, market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

The sensitivity of the Group's results to market risks primarily arises from the Group's insurance businesses.

The impact of changes in interest rates and equity values impacts both assets and liabilities. For assets backing insurance contract liabilities and those related liabilities, these impacts will vary depending on whether insurance contracts are classified as variable fee approach ('VFA') or general measurement model ('GMM'). In addition, there will be impacts from other shareholder assets that back IFRS shareholders' equity rather than insurance contract liabilities. The vast majority of the Group's investments are classified as FVTPL and so movements as a result of interest rate and equity markets directly impact profit, unless they are offset by corresponding movements in the Group's liabilities.

For VFA contracts (which include the majority of the Group's participating and unit-linked contracts but not all), movements in underlying assets are matched by a movement in insurance liabilities. Changes in BEL and RA as a result of a change in discount rate or from changes in the variable fee (that is dependent on the value of underlying assets) are taken as a change to the CSM with no immediate impact on profit or shareholders' equity. There will, however, be an impact on profit and shareholders' equity from changes to the CSM amortisation as a result of changes both to the CSM and the discounting of the coverage units. Onerous contracts with no CSM will also have impacts going directly to the income statement.

For GMM contracts, the CSM is calculated on a locked-in basis (ie using discount rates applied at the dates of initial recognition of each group of contracts), whereas the BEL and RA are calculated using a current discount rate. This accounting mismatch passes through the income statement. The impact will depend on whether the BEL is an asset or a liability. For BEL assets, which are largely offset by CSM liabilities (ie for certain protection contracts where future premiums are expected to exceed future claims and expenses), increases in interest rates will reduce the BEL asset with no impact on the CSM liability and hence reduce profit. For a BEL liability, where the BEL and CSM liabilities are backed by invested assets (eg certain universal life contracts), there are likely to be offsetting asset impacts (for example BEL liabilities and bond values will both reduce as interest rates increase) and the impact on profit will be dependent on any mismatches between assets and liabilities together with the impact of the CSM being calculated on a locked-in basis.

For other shareholder assets that are not backing insurance contract liabilities, increases in interest rates and falls in equity markets reduce asset values, which under the Group's accounting policy pass directly through the income statement and hence reduce profit (vice versa for decreases in interest rates and increases in equity markets).

The income statement volatilities stated above lead to a volatility in the shareholders' equity to the same extent.

For the Group's asset management business, Eastspring, the profit for the period is sensitive to the level of assets under management as this significantly affects the value of management fees earned by the business in the current and future periods. Assets under management will rise and fall as market conditions change with a consequential impact on profitability. The effect on future asset management fees is not reflected in the table below.

In addition, Eastspring holds a small amount of investments directly on its balance sheet, including investments in respect of seeding capital into retail funds it sells to third parties (see note C1.1). Eastspring's profit will therefore have some direct exposure to the market movements of these investments.

101

At 30 June 2025 and 31 December 2024, the Group's central operations did not hold significant financial investments other than short-term deposits and money market funds held by the Group's treasury function for liquidity purposes and so there is immaterial sensitivity to market movements for these investments. In addition, the central operations hold some derivatives that are used to reduce or manage investment, interest rate and currency exposures.

Base values	2025 $m Half year	2024 $m Full year
Profit after tax for the period for the Group	**1,359**	2,415
Group shareholders' equity at end of period	**18,119**	17,492
CSM at end of period including JVs and associates	**23,525**	21,960

	2025 $m		2024 $m	
	30 Jun		31 Dec	
Interest rates and consequential effects	-0.5%	+1%	-0.5%	+1%
Increase (decrease) to shareholders' equity:				
Financial assets [note]	**8,411**	**(14,767)**	7,690	(13,462)
Net insurance contract liabilities (including CSM) [note]	**(7,847)**	**13,421**	(7,324)	12,474
Net effect on shareholders' equity	**509**	**(1,169)**	348	(878)
Increase (decrease) to profit after tax:				
Net effect on profit after tax	**552**	**(1,249)**	380	(940)
Increase (decrease) to CSM liability:				
CSM [note]	**299**	**(963)**	395	(975)

	2025 $m		2024 $m	
	30 Jun		31 Dec	
Equity/property market values	-20%	+10%	-20%	+10%
Increase (decrease) to shareholders' equity:				
Financial assets [note]	**(15,511)**	**7,754**	(14,133)	7,075
Net insurance contract liabilities (including CSM) [note]	**14,507**	**(7,284)**	13,132	(6,628)
Net effect on shareholders' equity	**(665)**	**307**	(689)	302
Increase (decrease) to profit after tax:				
Net effect on profit after tax	**(718)**	**332**	(738)	325
Increase (decrease) to CSM liability:				
CSM [note]	**(1,773)**	**864**	(1,479)	651

Note
The sensitivity effects shown above reflect the pre-tax effects on the financial assets, net insurance contract liabilities and CSM as presented on the condensed consolidated statement of financial position, together with the Group's share of the relevant amounts of its joint ventures and associates. Changes to the results of the Africa insurance operations from interest rate or equity price changes would not materially impact the Group's results.

The sensitivity of the Group's businesses presented as a whole at a given point in time will also be affected by a change in the relative size of the individual businesses.

The Group uses the segment measure 'adjusted operating profit' to review the performance of the business. The impact on adjusted operating profit will be more muted than on total profit as long-term asset returns are assumed for surplus assets held by the Group's insurance businesses and long-term spreads are assumed for GMM business. Adjusted operating profit will be impacted by changes in CSM amortisation for VFA business following the impact of economic changes on underlying assets and discount rates that impact the value of variable fees, and on the value of onerous contracts losses (or reversal thereof) taken directly to the income statement excluding those contracts that meet the criteria where gains and losses can be shared across cohorts. The changes in CSM amortisation result from changes both to the CSM and the discounting of the coverage units.

The pre-tax adjusted operating profit impacts for a decrease of 0.5 per cent and an increase of 1.0 per cent in interest rates at 30 June 2025 were $(55) million and $26 million (31 December 2024: $(48) million and $21 million), respectively.

The pre-tax adjusted operating profit impacts for a decrease of 20 per cent and an increase of 10 per cent in equity/property market values at 30 June 2025 were $(139) million and $58 million (31 December 2024: $(201) million and $85 million), respectively.

102

C7 Share capital, share premium and own shares

Issued shares of 5p each fully paid	30 Jun 2025			30 Jun 2024			31 Dec 2024		
	Number of ordinary shares	Share capital $m	Share premium $m	Number of ordinary shares	Share capital $m	Share premium $m	Number of ordinary shares	Share capital $m	Share premium $m
Balance at beginning of period	**2,657,521,888**	**176**	**5,009**	2,753,520,756	183	5,009	2,753,520,756	183	5,009
Shares issued under share-based schemes	**–**	**–**	**–**	758,708	–	–	758,708	–	–
Shares issued under scrip dividends	**22,134**	**–**	**–**	–	–	–	2,813,929	–	–
Shares cancelled on repurchases/ buybacks	**(72,431,622)**	**(5)**	**–**	(5,927,133)	–	–	(99,571,505)	(7)	–
Balance at end of period	**2,585,112,400**	**171**	**5,009**	2,748,352,331	183	5,009	2,657,521,888	176	5,009

Options outstanding under save as you earn schemes to subscribe for shares at each period end shown below are as follows:

		Share price range		
	Number of shares to subscribe for	From (in pence)	To (in pence)	Exercisable by year
30 Jun 2025	**1,426,806**	**520p**	**1,202p**	**2030**
30 Jun 2024	1,399,424	737p	1,202p	2029
31 Dec 2024	1,660,096	520p	1,202p	2030

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

(a) Purchases by employee share scheme trusts
The Group buys and sells Prudential plc shares ('own shares') in relation to its employee share schemes through the trusts established to facilitate the delivery of shares under employee incentive plans.

During half year 2025, a total of 2.8 million shares (half year 2024: 9.3 million shares; full year 2024: 10.0 million shares) were acquired in relation to employee share schemes by the trusts and for members under employee share purchase plans. The cost of acquiring these shares was $30 million (half year 2024: $91 million; full year 2024: $97 million). The cost in USD shown has been calculated from the share prices in the purchase currency (pound sterling or Hong Kong dollar) using the monthly average exchange rate for the month in which those shares were purchased. A portion of these share purchases were made on the Hong Kong Stock Exchange with the remainder being made on the London Stock Exchange.

(b) Share repurchase/buyback programmes by the Company
The Company made the following purchases during the periods shown:

	2025 $m	2024 $m	
	Half year	Half year	Full year
Share repurchases to neutralise share scheme issuances	**–**	48	48
Share repurchases to neutralise impact of scrip dividend	**–**	–	23
Share buyback programme to return capital to shareholders (excluding costs)	**711**	18	785
Total cash paid on repurchases and buybacks (excluding costs)	**711**	66	856
Redemption liability / (release) and costs associated with the buyback	**(14)**	57	22
Total cost recognised in retained earnings on share repurchases and buybacks	**697**	123	878

103

The table below shows the details of the purchases on a monthly basis during half year 2025. The cost in USD shown has been calculated from the share prices in pounds sterling using the daily spot rate on which those shares were purchased. Number of shares Share price Low £ High £ Cost $ January 14,027,963 5.96 6.94 109,413,773 February 11,016,784 6.54 7.44 95,544,892 March 8,650,128 7.13 8.46 85,272,071 April 17,449,798 6.88 8.43 170,975,804 May 8,643,151 7.87 8.86 97,762,906 June 12,643,798 8.38 9.39 152,102,793 Total 72,431,622 711,072,239 On 23 June 2024, the Company announced the $2 billion share buyback programme to reduce the issued share capital of the Company in order to return capital to shareholders, which was expected to complete by no later than mid-2026. The first tranche of $700 million was completed on 15 November 2024 and the second tranche of $800 million was completed on 26 June 2025. On 1 July 2025, the Company announced the commencement of the third and final tranche of share buyback of $500 million, which is expected to be completed no later than 24 December 2025. As at 30 June 2025, 164.5 million ordinary shares in aggregate have been repurchased under the $2 billion share buyback programme for a total consideration of $1.5 billion, excluding costs. In half year 2025, 72.4 million ordinary shares were purchased for a total consideration of $711 million, excluding costs of $4 million. All of these share purchases were made on the London Stock Exchange, their associates, and/or other regulated exchanges in the UK and the shares purchased were cancelled after settlement. The nominal value of the shares cancelled in half year 2025 was $5 million. On cancellation, the nominal value was transferred from the share capital to the capital redemption reserve account. Other than as disclosed above, the Company and its subsidiaries did not purchase, sell or redeem any Prudential plc listed securities during half year 2025. 104

D Other information D1 Contingencies and related obligations The Group is involved in various litigation and regulatory proceedings from time to time. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Group believes that the ultimate outcome of any of the pending matters at the date of the approval of these interim financial statements will not have a material adverse effect on the Group’s financial condition, results of operations or cash flows. D2 Post balance sheet events First interim dividend The 2025 first interim dividend approved by the Board of Directors after 30 June 2025 is described in note B4. Settlement reached in Malaysian dividend dispute On 31 July 2025, Prudential announced that it has reached a full and final settlement regarding a dividend claim made by Detik Ria Sdn Bhd ('Detik Ria'), the 49 per cent shareholder in Sri Han Suria Sdn Bhd ('SHS'), the holding company of Prudential Assurance Malaysia Berhad ('PAMB'). Detik Ria had initiated legal proceedings against Prudential in April 2025 regarding dividends for the equivalent of approximately $830 million plus interest at a rate of 5 per cent. As a result of the settlement, the equivalent of $83 million was paid to Detik Ria by way of a dividend from SHS, which was paid out of existing resources. In addition, Prudential has waived the equivalent of $33 million which was owed by Detik Ria to one of Prudential’s subsidiaries as a result of the Federal Court decision disclosed in the Group’s consolidated financial statements for the year ended 31 December 2024. All proceedings in respect of the dispute are to be withdrawn. The settlement also provides for a mutual release of all liability from all ongoing claims and parties have agreed not to raise new claims for historic matters. It is governed by the laws of England and Wales and subject to Singapore arbitration. In aggregate, the effect of the settlement is expected to be a small increment to the Group’s shareholder equity. The effects of the settlement will be reflected in the Group’s next financial statements for the year ending 31 December 2025. The accounting treatment of Prudential’s ownership interest in PAMB in the group financial statements of Prudential will continue to reflect a 49 per cent non-controlling interest for the minority shareholding of Detik Ria. D3 Related party transactions Except for the $174 million cash advanced in 2024 to the Group’s life joint venture in Mainland China that has subsequently been converted into capital injection in half year 2025, there were no other transactions with related parties during the six months ended 30 June 2025 that have had a material effect on the results or financial position of the Group. The nature of the related party transactions of the Group has not changed from those described in note D4 to the Group’s consolidated financial statements for the year ended 31 December 2024. 105

Statement of Directors’ responsibilities The Directors (who are listed on this page) are responsible for preparing the Half Year Financial Report in accordance with applicable law and regulations. Accordingly, the Directors confirm that to the best of their knowledge: – the condensed consolidated financial statements have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’, as adopted for use in the UK; and – the Half Year Financial Report includes a fair review of information required by: (a) DTR 4.2.7R of the Disclosure Guidance and Transparency Rules, being an indication of important events that have occurred during the six months ended 30 June 2025, and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and (b) DTR 4.2.8R of the Disclosure Guidance and Transparency Rules, being related party transactions that have taken place during the six months ended 30 June 2025 and that have materially affected the financial position or performance of the Group during that period; and any changes in the related party transactions described in the Group’s consolidated financial statements for the year ended 31 December 2024 that could do so. Prudential plc Board of Directors: Chair Shriti Vadera Executive Director Anil Wadhwani Independent Non-executive Directors Jeremy Anderson Arijit Basu Chua Sock Koong Guido Fürer Ming Lu George Sartorel Mark Saunders Claudia Suessmuth Dyckerhoff Jeanette Wong Amy Yip 26 August 2025 106

Independent review report to Prudential plc Conclusion We have been engaged by Prudential plc (the “Company” or the “Group”) to review the condensed set of consolidated financial statements in the Half Year Financial Report for the six months ended 30 June 2025 which comprises the Condensed consolidated income statement, Condensed consolidated statement of comprehensive income, Condensed consolidated statement of changes in equity, Condensed consolidated statement of financial position, Condensed consolidated statement of cash flows and related notes A to D3. We have read the other information contained in the Half Year Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements. Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the Half Year Financial Report for the six months ended 30 June 2025 is not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34 “Interim Financial Reporting” (IAS 34), IAS 34 as issued by the International Accounting Standards Board (IASB) and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority. Basis for conclusion We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (ISRE 2410) issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. As disclosed in note A, the annual financial statements of the Group are prepared in accordance with UK adopted international accounting standards and International Financial Reporting Standards as issued by the IASB. The condensed set of financial statements included in this Half Year Financial Report has been prepared in accordance with UK adopted IAS 34 and IAS 34 as issued by the IASB. Conclusions relating to going concern Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis of conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with ISRE 2410, however future events or conditions may cause the Group to cease to continue as a going concern. Responsibilities of the directors The directors are responsible for preparing the Half Year Financial Report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority. In preparing the Half Year Financial Report, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. Auditor’s Responsibilities for the review of the financial information In reviewing the Half Year Financial Report, we are responsible for expressing to the Company a conclusion on the condensed set of consolidated financial statements in the Half Year Financial Report. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report. Use of our report This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed. Ernst & Young LLP London 26 August 2025 107

Index to Traditional Embedded Value (TEV) basis results Section Page Basis of preparation 109 TEV results highlights 110 Movement in Group TEV equity 111 Movement in Group free surplus 113 Notes to the TEV basis results 1 Analysis of new business profit and TEV for insurance business operations 115 2 Analysis of movement in net worth and value of in-force insurance business operations 117 3 Sensitivity of results for insurance business operations to alternative economic assumptions 118 4 TEV results for other (central) operations 119 5 Net core structural borrowings of shareholder-financed businesses 120 6 Methodology and accounting presentation 120 7 Assumptions 123 8 Insurance new business 125 9 Other information 125 10 Additional analysis of half year 2024 comparative results 126 Independent review report to Prudential plc 128 108

Basis of preparation In addition to IFRS reporting, Prudential has, from the first quarter of 2025, chosen to prepare a set of supplementary results on a Traditional Embedded Value (TEV) basis. The results have been determined in accordance with the methodology and assumptions set out in notes 6 and 7. All results are stated net of tax and converted using actual exchange rates (AER) unless otherwise stated. AER are actual historical exchange rates for the relevant accounting period. Constant exchange rates (CER) results are calculated by translating prior year results using current year foreign currency exchange rates, ie current year average rates for the income statement and current year closing rates for the balance sheet. TEV results are prepared on a supplementary basis to the Group’s IFRS results. TEV is a way of measuring the current value to shareholders of the future profits from life businesses in-force at the balance sheet date, using a set of actuarial assumptions and after making an allowance for the aggregate risks of that business, plus total net worth. It also includes a provision for future unallocated central corporate expenditure. The value of future new business is excluded from the embedded value. This compares with IFRS profit for insurance contracts which largely reflects the level of services provided for a given period. Under IFRS, unearned future profits expected on those same insurance contracts are contained in a separate liability called the CSM. These future profits have been derived on a risk neutral basis (including an illiquidity premium), namely without allowing for the real-world investment returns that will be earned on the assets held. In contrast, TEV reflects all future profits, with no equivalent liability to the CSM, but values those profits on a risk-adjusted real-world basis, namely allowing for the future investment returns that are expected to be earned by the assets held but uses a higher discount rate that allows for the uncertainties in these cash flows. IFRS is updated annually for current interest rates and other economic assumptions whereas TEV makes use of longer-term investment returns as described in note 6. For the purposes of preparing TEV results, insurance joint ventures and associates are included at the Group’s proportionate share of their embedded value and not at their market value. Asset management and other non-insurance subsidiaries, joint ventures and associates are included in the TEV results at the Group’s proportionate share of IFRS shareholders’ equity, with central Group debt shown on a market value basis. Further information is contained in note 4 and note 5. The Directors are responsible for the preparation of the supplementary information in accordance with the stated methodology and assumptions above. In preparing the supplementary TEV basis results, the Directors have satisfied themselves that the Group remains a going concern. Further information is provided in note A to the IFRS condensed consolidated financial statements. 109

TEV results highlights

	2025	2024				
	Half year	Half year				Full year
		AER		CER		AER
	$m	$m	% change	$m	% change	$m
New business profit (NBP) note (i)	**1,260**	1,121	12%	1,130	12%	2,464
Annual premium equivalent (APE) sales note (i)	**3,288**	3,111	6%	3,136	5%	6,202
New business margin on APE (%)	**38%**	36%	+2pp	36%	+2pp	40%
Present value of new business premiums (PVNBP) note (i)	**14,886**	13,527	10%	13,639	9%	29,034
Gross operating free surplus generated from in-force insurance and asset management businesses notes (i)(ii)	**1,560**	1,370	14 %	1,373	14%	2,666
Operating free surplus generated from insurance and asset management businesses notes (i)(ii)	**1,157**	1,000	16%	1,008	15%	1,984
TEV operating profit notes (i)(iii)	**2,240**	1,913	17%	1,929	16%	4,095
TEV operating profit, net of non-controlling interests	**2,165**	1,857	17%	1,870	16%	3,970
Operating return on Group TEV (%) note (iv)	**15%**	13%				14%
Closing Group TEV equity, net of non-controlling interests	**35,000**	33,526	4%	34,433	2%	34,267
Closing Group TEV equity, net of non-controlling interests per share (in cents)	**1,354¢**	1,220¢	11%	1,253¢	8%	1,289¢

Notes

(i) Results are presented before deducting the amounts attributable to non-controlling interests. This presentation is applied consistently throughout this document, unless stated otherwise.

(ii) Stated before restructuring costs, centrally incurred costs and eliminations.

(iii) TEV operating profit is stated after restructuring costs, centrally incurred costs and eliminations.

(iv) Operating return on Group TEV is calculated as TEV operating profit for the period, after non-controlling interests, as a percentage of opening Group TEV, excluding distribution rights and other intangibles. Operating profit and Group TEV are net of non-controlling interests. By definition Group TEV excludes goodwill. Half year profits are annualised by multiplying by two.

110

Movement in Group TEV equity

		2025 $m			2024 $m	
		Half year			Half year	Full year
	Note	Insurance and asset management operations	Other (central) operations	Group total	Group total	Group total
New business profit	1	1,291	(31)	1,260	1,121	2,464
Profit from in-force business	2	1,154	–	1,154	960	1,967
Insurance business		2,445	(31)	2,414	2,081	4,431
Asset management business		146	–	146	142	275
Operating profit (loss) from insurance and asset management businesses		2,591	(31)	2,560	2,223	4,706
Change in allowance for corporate expenditure and other central costs incurred in the period	4	–	(236)	(236)	(214)	(414)
Operating profit (loss) before restructuring costs		2,591	(267)	2,324	2,009	4,292
Restructuring costs		(21)	(63)	(84)	(96)	(197)
Operating profit (loss) for the period		2,570	(330)	2,240	1,913	4,095
Non-operating results	2	(1,097)	(72)	(1,169)	68	(566)
Profit (loss) for the period		1,473	(402)	1,071	1,981	3,529
Non-controlling interests' share of profit		(32)	–	(32)	(38)	(85)
Profit (loss) for the period attributable to equity holders of the Company		1,441	(402)	1,039	1,943	3,444
Foreign exchange movements		841	(9)	832	(669)	(526)
Intra-group dividends and investment in operations note (i)		(1,813)	1,813	–	–	–
Dividends, net of scrip dividends		–	(426)	(426)	(390)	(552)
Adjustment to non-controlling interest for Malaysia conventional life business on 1 Jan 2024		–	–	–	(1,375)	(1,375)
Share repurchases/buybacks note (ii)		–	(697)	(697)	(123)	(878)
Other equity movements note (iii)		64	(79)	(15)	(31)	(17)
Net increase (decrease) in Group TEV equity		533	200	733	(645)	96
Group TEV equity at beginning of period		34,688	(421)	34,267	34,171	34,171
Group TEV equity at end of period		35,221	(221)	35,000	33,526	34,267
Contribution to Group TEV equity at end of period:						
Insurance business	2	33,777	–	33,777	31,651	33,261
Asset management and other	4	673	1,863	2,536	3,191	2,348
Provision for future central corporate expenditure		–	(2,084)	(2,084)	(2,030)	(2,078)
Group TEV		34,450	(221)	34,229	32,812	33,531
Goodwill attributable to equity holders		771	–	771	714	736
Group TEV equity at end of period		35,221	(221)	35,000	33,526	34,267

111

Movement in Group TEV equity continued

Group TEV equity per share (in cents) note (iv)	2025 Half year Insurance and asset management operations	2025 Half year Other (central) operations	2025 Half year Group total	2024 Half year Group total note (vi)	2024 Full year Group total
At end of period					
Based on Group TEV (ie excluding goodwill attributable to equity holders)	**1,333¢**	**(9)¢**	**1,324¢**	1,194¢	1,262¢
Based on Group TEV equity at end of period	**1,363¢**	**(9)¢**	**1,354¢**	1,220¢	1,289¢
At beginning of period					
Based on Group TEV (ie excluding goodwill attributable to equity holders)	**1,278¢**	**(16)¢**	**1,262¢**	1,257¢	1,257¢
Based on Group TEV equity at beginning of period	**1,305¢**	**(16)¢**	**1,289¢**	1,286¢	1,286¢

TEV basis basic earnings per share note (v)	2025 Half year Basic earnings per share cents	2024 Half year Basic earnings per share cents	2024 Full year Basic earnings per share cents
Based on operating profit	**83.0¢**	67.8¢	146.2¢
Based on profit for the period	**39.8¢**	70.9¢	126.9¢

Notes

(i) Intra-group dividends represent dividends that have been paid in the period. Investment in operations reflects movements in share capital.

(ii) Further details on the share buyback/repurchase by the Company are provided in note C7 of IFRS condensed consolidated financial statements.

(iii) Other movements include reserve movements in respect of share-based payments, treasury shares and intra-group transfers between operations that have no overall effect on the Group's shareholders' equity.

(iv) Based on the number of issued shares at 30 June 2025 of 2,585 million shares (30 June 2024: 2,748 million shares; 31 December 2024: 2,658 million shares).

(v) Based on weighted average number of issued shares in half year 2025 of 2,609 million shares (half year 2024: 2,740 million shares; full year 2024: 2,715 million shares), excluding those held in employee share trusts.

(vi) Supplementary TEV information for half year 2024 results, at the same level of granularity on a comparable basis, is set out in note 10.

112

Movement in Group free surplus

Operating free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and for our life operations is generally based on (with adjustments as discussed below) the capital regimes that apply locally in the various jurisdictions in which the Group operates. It represents amounts emerging from the in-force business during the period, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the period. For insurance business, free surplus is generally based on (with adjustments including recognition of certain intangibles and other assets that may be inadmissible on a regulatory basis) the excess of the regulatory basis net assets (TEV total net worth) over the TEV capital required to support the covered business. Adjustments are also made to enable free surplus to be a better measure of shareholders' resources available for distribution. For shareholder-backed businesses, the level of TEV required capital has generally been based on the Group Prescribed Capital Requirements (GPCR) used in our GWS (Group-wide Supervision) as explained in note 6.1(e).

For asset management and other non-insurance business operations (including the Group's central operations), free surplus is taken to be IFRS shareholders' equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime.

		2025 $m			2024 $m	
		Half year			Half year	Full year
	Note	Insurance and asset management operations	Other (central) operations	Group total	Group total	Group total
Expected transfer from in-force business		1,371	–	1,371	1,252	2,391
Expected return on existing free surplus		167	–	167	138	288
Changes in operating assumptions and experience variances		(124)	–	(124)	(162)	(288)
Operating free surplus generated from in-force insurance business	2	1,414	–	1,414	1,228	2,391
Asset management business		146	–	146	142	275
Operating free surplus generated from in-force insurance and asset management businesses		1,560	–	1,560	1,370	2,666
Investment in new business note (i)	2	(403)	(31)	(434)	(397)	(744)
		1,157	(31)	1,126	973	1,922
Other expenditure		–	(230)	(230)	(209)	(361)
Restructuring costs		(21)	(63)	(84)	(96)	(197)
Operating free surplus generated		1,136	(324)	812	668	1,364
Non-operating free surplus generated note (ii)		(273)	25	(248)	(667)	323
Free surplus generated for the period		863	(299)	564	1	1,687
Net cash flows paid to parent company note (iii)		(1,548)	1,548	–	–	–
Dividends, net of scrip dividends		–	(426)	(426)	(390)	(552)
Foreign exchange movements		150	(3)	147	(141)	(141)
Share repurchases/buybacks		–	(697)	(697)	(123)	(878)
Issuance of subordinated debt, net of costs		–	462	462	–	–
Other equity movements		(201)	186	(15)	(28)	(19)
Net (decrease) increase in free surplus before non-controlling interests		(736)	771	35	(681)	97
Adjustment to non-controlling interest for Malaysia conventional life business on 1 Jan 2024		–	–	–	(161)	(161)
Non-controlling interests' share of free surplus generated		–	–	–	(24)	(33)
Balance at beginning of period		7,302	5,056	12,358	12,455	12,455
Balance at end of period		6,566	5,827	12,393	11,589	12,358
Representing:						
Free surplus excluding distribution rights and other intangibles		5,465	3,055	8,520	7,908	8,604
Distribution rights and other intangibles		1,101	2,772	3,873	3,681	3,754
Balance at end of period		6,566	5,827	12,393	11,589	12,358

113

Movement in Group free surplus continued 2025 $m 2024 $m 30 Jun 30 Jun 31 Dec Contribution to Group free surplus at end of period: Note Insurance and asset management operations Other (central) operations Group total Group total Group total note (iv) Insurance business 2 5,893 – 5,893 5,046 6,611 Asset management and other businesses 673 5,827 6,500 6,543 5,747 Total at end of period 6,566 5,827 12,393 11,589 12,358 Notes (i) Free surplus invested in new business primarily represents acquisition costs and amounts set aside for required capital. (ii) Non-operating free surplus generated for other (central) operations represents the post-tax IFRS basis short-term fluctuations in investment returns, the movement in the mark-to-market value adjustment on core structural borrowings that did not meet the qualifying conditions as set out in the Insurance (Group Capital) Rules and the gain or loss on corporate transactions, if any, undertaken in the period. (iii) Net cash flows to parent company reflect the cash remittances as included in the holding company cash flow at transaction rates. The difference to the intra-group dividends and investment in operations in the movement in Group TEV equity primarily relates to intra-group loans, foreign exchange movements, timing differences and other non-cash items. (iv) Supplementary TEV information for half year 2024 results, at the same level of granularity on a comparable basis, is set out in note 10. 114

Notes to the TEV basis results

1 Analysis of new business profit and TEV for insurance business operations

	Half year 2025					
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin on APE	New business margin on PVNBP	Closing TEV
	$m	$m	$m	%	%	$m
Hong Kong	**540**	**1,085**	**5,319**	**50%**	**10%**	**12,895**
Indonesia	**51**	**125**	**489**	**41%**	**10%**	**1,290**
Mainland China (Prudential's share)	**156**	**359**	**1,146**	**43%**	**14%**	**2,654**
Malaysia	**44**	**190**	**764**	**23%**	**6%**	**3,548**
Singapore	**184**	**425**	**2,587**	**43%**	**7%**	**6,884**
Growth markets and other	**316**	**1,104**	**4,581**	**29%**	**7%**	**8,216**
Non-controlling interests' share of embedded value						**(1,710)**
Total insurance business	**1,291**	**3,288**	**14,886**	**39%**	**9%**	**33,777**
Less central costs allocated to new business	**(31)**					
Total Group insurance business	**1,260**	**3,288**	**14,886**	**38%**	**8%**	

	Half year 2024 AER					
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin on APE	New business margin on PVNBP	Closing TEV
	$m	$m	$m	%	%	$m
Hong Kong	464	955	4,496	49%	10%	12,757
Indonesia	39	107	421	36%	9%	1,178
Mainland China (Prudential's share)	145	324	1,031	45%	14%	3,210
Malaysia	47	191	788	25%	6%	2,972
Singapore	173	450	2,558	38%	7%	6,013
Growth markets and other	280	1,084	4,233	26%	7%	6,992
Non-controlling interests' share of embedded value						(1,471)
Total insurance business	1,148	3,111	13,527	37%	8%	31,651
Less central costs allocated to new business	(27)					
Total Group insurance business	1,121	3,111	13,527	36%	8%	

	Half year 2024 CER					
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin on APE	New business margin on PVNBP	Closing TEV
	$m	$m	$m	%	%	$m
Hong Kong	466	958	4,511	49%	10%	12,688
Indonesia	38	104	408	37%	9%	1,188
Mainland China (Prudential's share)	144	322	1,025	45%	14%	3,255
Malaysia	50	206	851	24%	6%	3,330
Singapore	176	458	2,603	38%	7%	6,399
Growth markets and other	284	1,088	4,241	26%	7%	7,340
Non-controlling interests' share of embedded value						(1,647)
Total insurance business	1,158	3,136	13,639	37%	8%	32,553
Less central costs allocated to new business	(28)					
Total Group insurance business	1,130	3,136	13,639	36%	8%	

115

	Full year 2024 AER					
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin on APE	New business margin on PVNBP	Closing TEV
	$m	$m	$m	%	%	$m
Hong Kong	1,091	2,063	10,865	53%	10%	13,876
Indonesia	110	262	1,068	42%	10%	1,256
Mainland China (Prudential's share)	221	464	1,530	48%	14%	2,860
Malaysia	105	406	1,731	26%	6%	3,254
Singapore	419	870	5,442	48%	8%	6,264
Growth markets and other	580	2,137	8,398	27%	7%	7,336
Non-controlling interests' share of embedded value						(1,585)
Total insurance business	2,526	6,202	29,034	41%	9%	33,261
Less central costs allocated to new business	(62)					
Total Group insurance business	2,464	6,202	29,034	40%	8%	

(a) Analysis of new business profit margin by quarter

New business profit (NBP), annual premium equivalent sales (APE) and new business margin can be analysed by quarter as follows:

	2025			2024 AER			2024 CER		
	NBP post central costs	**APE**	**New business margin on APE**	NBP post central costs	APE	New business margin on APE	NBP post central costs	APE	New business margin on APE
	$m	**$m**	**%**	$m	$m	%	$m	$m	%
Q1	**608**	**1,677**	**36%**	545	1,625	34%	543	1,609	34%
Q2	**652**	**1,610**	**40%**	576	1,488	39%	588	1,526	39%
Foreign exchange adjustment	**–**	**1**	**n/a**	–	(2)	n/a	(1)	1	n/a
Total half year	**1,260**	**3,288**	**38%**	1,121	3,111	36%	1,130	3,136	36%

The above table shows NBP, APE sales and new business margin for each discrete quarter of half year 2025 and half year 2024. Each quarter is prepared on the basis of economic assumptions at the start of each year (including the long-term economic assumptions as set out in note 7.1) and operating assumptions at the start of each quarter. Each quarter is shown on the basis of average exchange rates for the period concerned. The adjustment at the end of the period (where applicable) is to move new business profit to be based on the average exchange rates for the period in line with how the half year and full year TEV basis results have been prepared.

(b) Movement in new business profit

The movement in new business profit from insurance business operations is analysed as follows:

	$m
Half year 2024 new business profit (AER)	1,121
Foreign exchange movements	9
Half year 2024 new business profit (CER)	1,130
Sales volume	55
Business mix, product mix and other items	75
Half year 2025 new business profit	**1,260**

116

2 Analysis of movement in net worth and value of in-force insurance business operations

	2025 $m					2024 $m	
	Half year					Half year	Full year
	Free surplus	Required capital	Net worth	Value of in-force business	Embedded value	Embedded value	Embedded value
				note (b)	note (a)	note (a)	note (a)
Balance at beginning of period	6,611	6,410	13,021	20,240	33,261	32,474	32,474
New business contribution note (b)	(403)	371	(32)	1,323	1,291	1,148	2,526
Existing business – transfer to net worth	1,371	(122)	1,249	(1,249)	–	–	–
Expected return on existing business	167	142	309	965	1,274	1,193	2,366
Changes in operating assumptions, experience variances and other items note (c)	(124)	35	(89)	(31)	(120)	(233)	(399)
Operating profit before restructuring costs	1,011	426	1,437	1,008	2,445	2,108	4,493
Restructuring costs	(8)	–	(8)	–	(8)	(6)	(21)
Operating profit	1,003	426	1,429	1,008	2,437	2,102	4,472
Non-operating result note (d)	(266)	259	(7)	(1,083)	(1,090)	97	(708)
Profit for the period	737	685	1,422	(75)	1,347	2,199	3,764
Non-controlling interests' share of profit	4	(13)	(9)	(20)	(29)	(52)	(94)
Profit for the period attributable to equity holders of the Company	741	672	1,413	(95)	1,318	2,147	3,670
Foreign exchange movements	126	60	186	597	783	(655)	(468)
Intra-group dividends and investment in operations	(1,698)	(115)	(1,813)	115	(1,698)	(978)	(1,177)
Adjustment to non-controlling interest for Malaysia conventional life business on 1 Jan 2024	–	–	–	–	–	(1,404)	(1,404)
Other equity movements note (e)	113	–	113	–	113	67	166
Balance at end of period	5,893	7,027	12,920	20,857	33,777	31,651	33,261

(a) Total embedded value
The total embedded value for insurance business operations at the end of each period, excluding goodwill attributable to equity holders, can be analysed further as follows:

	2025 $m	2024 $m	
	30 Jun	30 Jun	31 Dec
Free surplus	5,893	5,046	6,611
Required capital	7,027	5,971	6,410
Net worth	12,920	11,017	13,021
Value of in-force business before deduction of cost of capital	22,027	21,690	21,308
Cost of capital	(1,170)	(1,056)	(1,068)
Net value of in-force business	20,857	20,634	20,240
Embedded value	33,777	31,651	33,261

(b) Value of in-force business and new business profit split by product type
The value of in-force business (VIF) and new business profit (NBP) are analysed by product type as follows:

	2025 %		2024 %			
	Half year		Half year		Full year	
Product	VIF	NBP	VIF	NBP	VIF	NBP
Health & protection	47	33	44	37	46	40
Participating (Shareholder-backed)	7	30	4	27	5	29
Participating	28	16	30	10	29	11
Non-participating	3	15	7	18	5	15
Linked	15	6	15	8	15	5
Total	100	100	100	100	100	100

117

(c) Changes in operating assumptions, experience variances and other items

Overall the total impact of operating assumption changes, experience variances and other items in half year 2025 is $(120) million (half year 2024: $(233) million; full year 2024: $(399) million), comprising changes in operating assumptions of $35 million (half year 2024: $(49) million; full year 2024: $(45) million) and experience variances and other items of $(155) million (half year 2024: $(184) million; full year 2024: $(354) million). Included in the $(155) million is $(96) million (half year 2024: $(82) million) that was invested in building capabilities in the period.

(d) Non-operating results

The non-operating result each period comprises short-term fluctuations caused by changes in interest rates and other market movements, the effect of changes in economic assumptions and the impact of corporate transactions, if any, undertaken in the period. The half year 2025 non-operating result largely reflects the impact of a reduction in interest rates across most of our Asian markets with a consequential reduction in the investment return assumptions (which trend from current to long-term assumptions over time) with no change in the long-term discount rate to offset. It also reflects derisking activity in Mainland China. The half year 2024 non-operating result reflects interest rate rises in many Asian markets offset by the effects of a reduction in the long-term risk-free rate for Mainland China by 50 bps (which impacted fund earned rates and the risk discount rate).

(e) Other equity movements

Other equity movements include reserve movements in respect of intra-group loans and other intra-group transfers between operations that have no overall effect on the Group's TEV equity.

3 Sensitivity of results for insurance business operations to alternative economic assumptions

The tables below show the sensitivity of the new business profit and the embedded value for insurance business operations to:

- 1 per cent and 2 per cent increases in interest rates and 0.5 per cent decrease in interest rates impacting both long-term and current interest rates used in determining TEV values. This allows for consequential changes in the assumed investment returns for all asset classes, market values of fixed interest assets, local statutory reserves, capital requirements and risk discount rates;
- 1 per cent fall in equity and property yields and risk discount rates;
- 1 per cent and 2 per cent increases in the risk discount rates;
- For embedded value only, 20 per cent fall in the market value of equity and property assets (with no impact on assumed investment returns); and
- 5 per cent increase and decrease in foreign exchange rates.

The sensitivities shown below are for the impact of instantaneous changes on the embedded value of insurance business operations and include the combined effect on the value of in-force business and net assets (including derivatives within the insurance operations) held at the valuation dates indicated. The results only allow for limited management actions, such as repricing and changes to future policyholder bonuses, where applicable. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown below. In this case, management could also take additional actions to help mitigate the impact of these stresses. No change in the mix of the asset portfolio held at the valuation date is assumed when calculating sensitivities, while changes in the market value of those assets are recognised. The sensitivity impacts are expected to be non-linear. To aid understanding of this non-linearity, impacts of both a 1 per cent and 2 per cent increase to interest rates and risk discount rates are shown.

The sensitivities shown below are for illustrative purposes and in reality, the impacts may be different. In the event that the illustrated changes in market conditions occur, the effect would be captured in non-operating results. For in-force business, the impact of the market sensitivities below are calculated by reference to end of period assumptions, whereas new business impacts are with reference to beginning of year assumptions.

New business profit from insurance business	Half year 2025 $m	Full year 2024 $m
Base value (before central costs)	**1,291**	2,526
Impact from alternative economic assumptions:		
Interest rates – 2% increase	**(32)**	(59)
Interest rates – 1% increase	**(19)**	(28)
Interest rates – 0.5% decrease	**10**	17
Equity and property returns and risk discount rates – 1% decrease	**166**	283
Risk discount rates – 2% increase	**(305)**	(565)
Risk discount rates – 1% increase	**(169)**	(311)
Foreign exchange rates – 5% increase	**(35)**	(68)
Foreign exchange rates – 5% decrease	**39**	75

New business profit sensitivities vary with changes in business mix and APE sales volumes.

118

Embedded value of insurance business	30 Jun 2025 $m	31 Dec 2024 $m
Base value*	**33,777**	33,261
Impact from alternative economic assumptions:		
Interest rates – 2% increase	**(3,904)**	(3,294)
Interest rates – 1% increase	**(2,018)**	(1,682)
Interest rates – 0.5% decrease	**1,146**	971
Equity/property market values – 20% fall	**(1,783)**	(1,684)
Equity and property returns and risk discount rates – 1% decrease	**1,953**	1,914
Risk discount rates – 2% increase	**(4,819)**	(4,778)
Risk discount rates – 1% increase	**(2,659)**	(2,637)
Foreign exchange rates – 5% increase	**(992)**	(921)
Foreign exchange rates – 5% decrease	**1,096**	1,018

* Embedded value sensitivities include Africa operations at base value. In the context of the Group, Africa's results are not materially impacted by the above sensitivities.

In order to illustrate the impact of varying specific economic assumptions, all other assumptions are held constant in the sensitivities above and, therefore, the actual changes in embedded value were these economic effects to materialise may differ from the sensitivities shown.

4 TEV results for other (central) operations

TEV results for the change in allowance for corporate expenditure and other central costs incurred in the period comprises the movement in the provision for recurring central head office expenditure that is not related to the acquisition of new business together with the post-tax IFRS results for other central items such as interest costs on core structural borrowings and other central net investment income and other items. It also includes the actual head office expenditure (before restructuring costs) in the period on an IFRS net-of-tax basis, which is either allocated to new business (if it relates to acquisition costs) or in-force if it is covered by the provision.

Certain costs incurred within the head office functions are recharged to the insurance business operations and recorded within the results for those operations. The assumed future expenses within the value of in-force business for insurance business operations allow for amounts expected to be recharged by the head office functions on a recurring basis. The provision for future central corporate expenditure and the actual expenditure in the period excludes such costs.

The allowance for the future costs of internal asset management services within the TEV results for insurance business operations excludes the projected future profits generated by any non-insurance entities within the Group in providing those services (ie the TEV for insurance business operations includes the projected future profit or loss from asset management and service companies that support the Group's covered insurance businesses). The results of the Group's asset management operations include the current period profit from the management of both internal and external funds, consistent with their presentation within the Group's IFRS basis reporting. An adjustment is accordingly made to Group TEV operating profit, within the results for other (central) operations, to deduct the expected profit anticipated to arise in the current period in the opening value of in-force business from internal asset management services, such that Group TEV operating profit includes the actual profit earned in respect of the management of these assets. Under IFRS 17, a similar adjustment is made to eliminate the intra-group profit within the results of central operations.

The Group TEV equity for other operations is taken to be IFRS shareholders' equity, with central Group debt shown on a market value basis, offset by the provision for future central corporate expenditure. Free surplus for other operations is taken to be IFRS shareholders' equity, net of any goodwill attributable to equity holders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime. Under the GWS Framework, debt instruments issued at the date of designation which met the transitional conditions set by the Hong Kong IA are included as GWS eligible group capital resources. In addition, debt issued since the date of designation which met the qualifying conditions as set out in the Insurance (Group Capital) Rules are also included as GWS eligible group capital resources.

Shareholders' equity for other (central) operations can be compared across metrics as shown in the table below.

	2025 $m	2024 $m	
	30 Jun	30 Jun	31 Dec
IFRS shareholders' equity	**1,739**	2,238	1,426
Mark-to-market value adjustment on central borrowings note 5	**124**	282	231
Provision for future central corporate expenditure	**(2,084)**	(2,030)	(2,078)
Group TEV equity	**(221)**	490	(421)
IFRS shareholders' equity	**1,739**	2,238	1,426
Mark to market value adjustment on central borrowings	**124**	282	231
Debt instruments treated as capital resources	**3,964**	3,352	3,399
Free surplus at end of period	**5,827**	5,872	5,056

119

5 Net core structural borrowings of shareholder-financed businesses

	2025 $m			2024 $m			2024 $m		
	30 Jun			30 Jun			31 Dec		
	IFRS basis	Mark-to-market value adjustment	TEV basis at market value	IFRS basis	Mark-to-market value adjustment	TEV basis at market value	IFRS basis	Mark-to-market value adjustment	TEV basis at market value
	note (ii)	note (iii)		note (ii)	note (iii)		note (ii)	note (iii)	
Core structural borrowings:									
Subordinated debt	2,808	(89)	2,719	2,294	(180)	2,114	2,289	(141)	2,148
Senior debt	1,665	(35)	1,630	1,636	(102)	1,534	1,636	(90)	1,546
	4,473	(124)	4,349	3,930	(282)	3,648	3,925	(231)	3,694
Holding company cash and short-term investments note (i)	(3,374)	–	(3,374)	(3,971)	–	(3,971)	(2,916)	–	(2,916)
Net core structural borrowings of shareholder-financed businesses	1,099	(124)	975	(41)	(282)	(323)	1,009	(231)	778

Notes

(i) Holding company includes centrally managed Group holding companies and service companies.

(ii) As recorded in note C5.1 to the IFRS condensed consolidated financial statements. The movement in the value of core structural borrowings includes issuance in the period and foreign exchange effects for pounds sterling denominated debts.

(iii) The movement in the mark-to-market value adjustment can be analysed as follows:

	2025 $m	2024 $m	
	Half year	Half year	Full year
Mark-to-market value adjustment at beginning of period	(231)	(274)	(274)
Charge (credit) included in the income statement	107	(8)	43
Mark-to-market value adjustment at end of period	(124)	(282)	(231)

6 Methodology and accounting presentation

The following sets out the Group's methodology for preparing the TEV basis results. Key features of the Group's TEV methodology include:

- The use of long-term risk-free rates when setting investment return assumptions. For in-force business investment returns generally trend from current to long-term assumptions;
- Using the same long-term risk-free rates to set the risk discount rates which also includes a risk margin to cover non-diversifiable non-market risk as well as market risk, including an implicit allowance for the time value of options and guarantees; and
- To reduce TEV for a projection of recurring central head office expenditure and to reduce TEV new business profit for that proportion of recurring actual central head office expenditure considered to be acquisition in nature.

6.1 Methodology

(a) In-scope business

An embedded value (EV) is calculated for each of the Group's in-scope insurance business (including the Group's investments in joint venture and associate insurance business operations). It represents the net worth and the present value of future profits attributable to shareholders from insurance contracts in-force at the end of the reporting period.

The TEV results for the Group's in-scope insurance business are then combined with the post-tax IFRS results of the Group's asset management and other business operations. A provision for future central corporate expenditure that is not recharged or allocated to the insurance business operations is determined and reduces Group TEV equity accordingly. An adjustment is also made to carry the Group's core structural borrowings at market value. The TEV for the life insurance business incorporates the projected margins of attaching internal asset management, as described in note (g) below.

The TEV principles below are applicable to all of the Group's businesses with the exception of its associate ICICI Prudential, which uses the Indian Embedded Value methodology as issued by the Institute of Actuaries of India, consistent with local practice in India. Certain smaller immaterial subsidiaries have also continued to apply 'simplified' EEV principles issued by the European Insurance CFO Forum in 2016.

(b) Valuation of in-force and new business

The TEV basis results are prepared incorporating best estimate assumptions, about all relevant factors including, persistency, mortality, morbidity and expenses, as described in note 7.2. These assumptions as well as a long-term view of future investment returns, are used to project future cash flows. The present value of the projected future cash flows is then calculated using a discount rate, which reflects risks associated with the cash flows that are not otherwise allowed for, such as implicit allowance for the time value of options and guarantees. Further information on how the risk discount rate has been set is included in item (h) below.

The total profit that emerges over the lifetime of an individual contract as calculated under the TEV basis is the same as that calculated under the IFRS basis. Since the TEV basis reflects discounted future cash flows, under the TEV methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profit with the efforts and risks of current management actions, particularly with regard to business sold during the period.

120

New business New business premiums reflect those premiums attaching to the in-scope insurance business, including premiums for contracts classified as investment contracts under IFRS 17. New business premiums for regular premium products are shown on an annualised basis in the Group’s new business sales reporting. New business profitability is a key metric for the Group’s management of the development of the business. New business profit represents profit determined by applying operating and economic assumptions that apply at the beginning of the quarter in which new business is reported and at the beginning of the year respectively. In addition, new business margins are shown by reference to annual premium equivalent (APE) and the present value of new business premiums (PVNBP). These margins are calculated as the percentage of the value of new business profit to APE and PVNBP. APE is calculated as the aggregate of annualised regular premiums on new business written in the period and one-tenth of single premiums. PVNBP is calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions made in determining the TEV new business profit. New business profit is determined using long-term investment return assumptions, with the exception of certain business (principally single premium business) which trends from current investment returns to long-term investment returns over time. The risk discount rates applied to new business reflect the risks attaching to business sold in the period and may differ to those of the opening in-force business. (c) Cost of capital A charge is deducted from the embedded value for the cost of locked-in required capital supporting the Group’s insurance business. The cost is the difference between the nominal value of the capital held and the discounted value of the projected releases of this capital, allowing for post-tax investment earnings on the capital. The TEV results are affected by the movement in this cost from period to period, which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off. Where required capital is held within a with-profits long-term fund, the value placed on surplus assets within the fund is already adjusted to reflect its expected release over time and so no further adjustment to the shareholder position is necessary. (d) Investment return assumptions Risk-free rates (RFRs) and fund earned rates (FERs) are set with reference to a long-term ‘passive’ view of the investment outlook (ie on a long-term basis) rather than being updated at each valuation date according to the changes in interest rates over the period. Equity and property return assumptions are set in relation to the long-term return on 10-year government bonds, with allowance for the internal view of risk premium for each currency. The Group also uses its assumed long-term, risk-free rates in calibrating risk discount rates (see (h) below). To derive investment returns for in-force business, the Group trends from current observable rates over time to these assumed long-term, risk-free rates (passive basis), for VIF. Whereas for NBP the Group applies long-term rates throughout, with some exceptions, for example single premium business. (e) Level of required capital and net worth In general net worth and required capital are set with reference to the applicable local statutory regime, with the level of required capital set based on the GWS capital at Group Prescribed Capital Requirement (GPCR) level. In certain circumstances where updates to the local statutory regime are imminent (ie due to be effective within 12 months) and specific conditions are met, the net worth and required capital may be set with reference to these prospective local statutory rules for TEV reporting. At 30 June 2025 all net worth amounts were based on regulatory reporting effective at that date. For shareholder-backed businesses, the level of required capital has been based on the relevant GPCR. – For Hong Kong business, the HK RBC framework requires liabilities to be valued on a best estimate basis and capital requirements to be risk based. Adjustments are made to TEV free surplus to better reflect how the business is managed. For example TEV free surplus excludes regulatory surplus that arises where HK RBC technical provisions are lower than policyholder asset shares. In addition, for participating business, the HK RBC regime recognises the value of future shareholder transfers on an economic basis as available capital with an associated required capital. Within TEV, the shareholder value of participating business continues to be recognised as VIF with no recognition within free surplus and no associated required capital. – For Mainland China, the level of required capital follows the approach for embedded value reporting issued by the China Association of Actuaries (CAA) reflecting the C-ROSS regime. The CAA started a project to assess whether any changes are required to the embedded value guidance in Mainland China given changes in regulatory rules, regulations and the external market environment since the standard was first issued. To date, no outcomes have been proposed by the CAA and accordingly no changes have been made by Prudential to its approach to embedded value reporting for Mainland China. At such time that there is a new basis, Prudential will consider the effect of proposals. – For Singapore life operations, the level of net worth and required capital is based on the Tier 1 capital position under the risk-based capital framework (RBC2), which removes certain negative reserves permitted to be recognised in the full RBC2 regulatory position applicable to the Group’s GWS capital position, in order to better reflect free surplus and its generation. (f) With-profits business and the treatment of the estate For the Group’s relevant operations, the proportion of surplus allocated to shareholders from the with-profits funds has been based on the applicable profit distribution between shareholders and policyholders. The TEV methodology includes the value attributed to the shareholders’ interest in the residual estate of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. As required, adjustments are also made to reflect any capital requirements for with-profits business in excess of the capital resources of the with-profits funds. 121

(g) Internal asset management The insurance business TEV includes the projected future profit from asset management and service companies that support the Group’s in-scope insurance businesses. The results of the Group’s asset management business operations include the current period profit from the management of both internal and external funds. The TEV results for other (central) operations is adjusted to deduct the expected profit anticipated to arise in the current period in the opening VIF from internal asset management and other services. This deduction is on a basis consistent with that used for projecting the results for in-scope insurance business. Accordingly, Group operating profit includes the actual profit earned in respect of the management of these assets. (h) Allowance for risk and risk discount rates Under TEV, discount rates used to determine the present value of expected future cash flows are set by reference to risk-free rates plus a risk premium. The risk-free rates are largely based on a long-term passive view of local government bond yields. The risk premium reflects any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation as well as market risk, including an implicit allowance for the time value of options and guarantees. The risk premium is set to be at least equal to the equity risk premium relevant to each currency within each business unit and for smaller entities takes into consideration the stage of development of the business. The equity risk premium is used irrespective of the strategic asset allocation of the business, which, as well as equities, will include government and corporate bonds, with the higher allowance implicitly covering credit risk. The risk discount rates applied to the in-force business are set out in note 7.1. (i) Allowance for corporate expenditure A deduction has been made from Group TEV equity for the present value of future unallocated central corporate expenditure, representing the recurring expenses incurred by the central head office which are not recharged to the business units. These recurring expenses exclude interest costs on core borrowings, net investment return and similar items. This provision is determined by allocating recurring central corporate expenditure between acquisition and maintenance expenses based on the underlying activity of the functions giving rise to the expenditure. Acquisition costs are deducted from new business profit. Maintenance costs are projected forward for the next 20 years, taking account of the Group’s three year business plan with the present value being deducted from Group TEV. The present value of the corporate expenditure is derived with reference to the Hong Kong risk discount rate. (j) Foreign currency translation Foreign currency profits and losses have been translated at average exchange rates for the period. Foreign currency transactions are translated at the spot rate prevailing at the date of the transactions. Foreign currency assets and liabilities have been translated at closing exchange rates. The principal exchange rates are shown in note A to the IFRS condensed consolidated financial statements. (k) Taxation In determining the post-tax profit for the period for covered business, the overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected future cash flows to determine the value of in-force business are calculated using tax rates that have been announced and substantively enacted by the end of the reporting period. The OECD Pillar Two tax rules, which include a global minimum tax and domestic minimum tax rate of 15 per cent, became effective for the whole Group in half year 2025, following enactment in Hong Kong. These tax rules are not expected to have a material impact on the Group TEV in periods where actual investment returns are in line with, or below, the expected long-term rates of return. 6.2 Accounting presentation (a) Analysis of post-tax profit To the extent applicable, the presentation of the TEV profit or loss for the period is consistent with the classification between operating and non-operating results that the Group applies for the analysis of IFRS results. Operating results are determined using investment returns as described in note (b) below and incorporate new business profit (6.1(b)), expected return on existing business (6.2(c)), routine review of operating assumptions (6.2(d)) and what expected experience is in reality (6.2(e)). In addition, operating results include the effect of changes in tax legislation, unless these changes are one-off and structural in nature, or primarily affect the level of projected investment returns, in which case they are reflected as a non-operating result, which comprises short-term fluctuations caused by changes in interest rates and other market movements in the period, the effect of changes in long-term economic assumptions, mark-to-market movements and the impact of corporate transactions, if any, undertaken in the period. The Group believes that operating profit, as adjusted for these non-operating items, better reflects underlying performance. (b) Investment returns included in operating profit The investment returns included in operating profit are based on the beginning of the year expected assumptions with any changes in these expected investment return assumptions captured in non-operating profit. These expected returns are calculated by reference to the asset mix of the portfolio. (c) Expected return on existing business Expected return on existing business comprises the expected unwind of discounting effects on the opening value of in-force business and required capital and the expected return on existing free surplus. The unwind of discount and the expected return on existing free surplus are determined based on economic assumptions at the start of the year but allow for changes in operating assumptions in the period (ie opening 122 value is adjusted for the effect of changes in operating assumptions during the period). The expected return on net worth is based on long-term investment returns.

(d) Effect of changes in operating assumptions

Operating profit includes the effect of changes to operating assumptions on the value of in-force business at the beginning of the reporting period. For presentational purposes the effect of changes is delineated to show the effect on the opening value of in-force business as operating assumption changes, with the experience variances subsequently being determined by reference to the assumptions at the end of the reporting period, as discussed below.

New business reflects operating assumptions in place at the start of the quarter in which the new business is recorded. Operating profit includes the effect of changes to these operating assumptions on the reported new business profit for the period.

(e) Operating experience variances

Operating profit includes the effect of experience variances relative to operating assumptions, such as persistency, mortality, morbidity, expenses and other factors, which are calculated with reference to the assumptions at the end of the reporting period.

(f) Effect of changes in economic assumptions

Movements in the value of in-force business at the beginning of the year caused by changes in economic assumptions, are recorded in non-operating results.

7 Assumptions

7.1 Principal in-force economic assumptions

The TEV results for the Group's in-force business are determined using economic assumptions where both the risk discount rates and long-term expected rates of return on investments are set with reference to the Group's view of long-term risk-free rates of return. These long-term risk-free rates are the same as those used in our determination of adjusted operating profit. The existing framework is used to derive these and includes assessing historical data, forward looking economic views around real rates, inflation and outlooks from central banks. Risk discount rates are determined by adding a country specific risk premium to the risk-free rate to make allowance for the risk profile of the business. The risk premium is at least as large as the equity risk premium. Long-term expected returns on equity and property assets and corporate bonds are derived by adding a risk premium to the risk-free rate based on the Group's long-term view. Additionally, when determining TEV, current risk-free rates, trend to the long-term risk-free rates over time when projecting investment returns.

	30 Jun 2025 %				
In-force assumptions note (iii)	Current market 10-year government bond yield	Long-term 10-year government bond yield	Risk premium	In-force risk discount rate	Equity risk premium (geometric)
Hong Kong note (i)	**4.3**	**3.2**	**4.5**	**7.7**	**3.5**
Indonesia	**6.9**	**6.3**	**6.3**	**12.6**	**4.3**
Mainland China	**1.7**	**2.9**	**6.0**	**8.9**	**4.0**
Malaysia	**3.6**	**3.9**	**4.0**	**7.9**	**3.5**
Philippines	**6.4**	**5.8**	**6.3**	**12.1**	**4.3**
Singapore	**2.2**	**2.7**	**4.0**	**6.7**	**3.5**
Taiwan note (i)	**4.3**	**3.2**	**3.5**	**6.7**	**3.5**
Thailand	**1.6**	**4.6**	**4.3**	**8.9**	**4.3**
Vietnam	**3.1**	**5.8**	**5.3**	**11.1**	**4.3**
Total weighted average note (ii)	**3.8**	**3.7**	**4.3**	**8.0**	**3.6**

	30 Jun 2024 %				
In-force assumptions note (iii)	Current market 10-year government bond yield	Long-term 10-year government bond yield	Risk premium	In-force risk discount rate	Equity risk premium (geometric)
Hong Kong note (i)	4.4	3.2	4.5	7.7	3.5
Indonesia	7.2	6.3	6.3	12.6	4.3
Mainland China	2.2	2.9	6.0	8.9	4.0
Malaysia	3.9	3.9	4.0	7.9	3.5
Philippines	6.7	5.8	6.3	12.1	4.3
Singapore	3.2	2.7	4.0	6.7	3.5
Taiwan note (i)	4.4	3.2	3.5	6.7	3.5
Thailand	2.8	4.6	4.3	8.9	4.3
Vietnam	2.7	5.8	5.3	11.1	4.3
Total weighted average note (ii)	4.1	3.7	4.4	8.1	3.7

123

In-force assumptions note (iii)	31 Dec 2024 % Current market 10-year government bond yield	Long-term 10-year government bond yield	Risk premium	In-force risk discount rate	Equity risk premium (geometric)
Hong Kong note (i)	4.7	3.2	4.5	7.7	3.5
Indonesia	7.2	6.3	6.3	12.6	4.3
Mainland China	1.7	2.9	6.0	8.9	4.0
Malaysia	3.9	3.9	4.0	7.9	3.5
Philippines	6.2	5.8	6.3	12.1	4.3
Singapore	2.9	2.7	4.0	6.7	3.5
Taiwan note (i)	4.7	3.2	3.5	6.7	3.5
Thailand	2.3	4.6	4.3	8.9	4.3
Vietnam	2.8	5.8	5.3	11.1	4.3
Total weighted average note (ii)	4.1	3.7	4.4	8.1	3.6

Notes
(i) For Hong Kong and Taiwan, the assumptions shown are for US dollar denominated business. For other businesses, the assumptions shown are for local currency denominated business.
(ii) Total weighted average assumptions have been determined by weighting each business's assumptions by reference to the TEV basis closing net value of all in-force in scope businesses.
(iii) Expected long-term inflation assumptions range from 1.5 per cent to 4.3 per cent for all periods shown above.

7.2 Operating assumptions
Best estimate assumptions are used for projecting future cash flows, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain. Where experience is expected to be adverse over the short term, a provision may be established.

(a) Demographic assumptions
Persistency, mortality and morbidity assumptions are based on an analysis of recent experience and reflect expected future experience. When projecting future cash flows for medical reimbursement business that is repriced annually, explicit allowance is made for expected future premium inflation and separately for future medical claims inflation.

(b) Expense assumptions
Expense levels, including those of the service companies that support the Group's insurance business, are based on internal expense analysis and are appropriately allocated to acquisition of new business and renewal of in-force business. For mature business, it is Prudential's policy not to take credit for future cost reduction programmes until the actions to achieve the savings have been delivered. Expense overruns are reported where these are expected to be short-lived, including businesses that are growing rapidly or are sub-scale.

Expenses comprise costs borne directly and costs recharged or allocated from the Group head office functions in London and Hong Kong that are attributable to the insurance business. The assumed future expenses for the insurance business allow for amounts expected to be recharged or allocated by the head office functions.

Corporate expenditure included within the TEV results of other (central) operations, comprises expenditure of the Group head office functions in London and Hong Kong that is not recharged or allocated to the insurance or asset management business operations, primarily for corporate-related activities together with restructuring costs incurred across the Group. Further explanation of how central costs are allowed for within TEV are discussed in note 4 and 6.1 (i).

(c) Tax rates
The assumed long-term effective tax rates for operations reflect the expected incidence of taxable profit or loss in the projected future cash flows as explained in note 6.1(k). The local standard corporate tax rates applicable for all periods are as follows:

	%
Hong Kong	16.5% on 5% of premium income
Indonesia	22.0
Mainland China	25.0
Malaysia	24.0
Philippines	25.0
Singapore	17.0
Taiwan	20.0
Thailand	20.0
Vietnam	20.0

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8 Insurance new business

	Single premiums			Regular premiums			APE			PVNBP		
	2025 $m	2024 $m		**2025 $m**	2024 $m		**2025 $m**	2024 $m		**2025 $m**	2024 $m	
	Half year	Half year	Full year	**Half year**	Half year	Full year	**Half year**	Half year	Full year	**Half year**	Half year	Full year
Hong Kong	**362**	105	398	**1,049**	945	2,024	**1,085**	955	2,063	**5,319**	4,496	10,865
Indonesia	**98**	126	266	**115**	95	235	**125**	107	262	**489**	421	1,068
Mainland China note (i)	**248**	119	162	**335**	312	447	**359**	324	464	**1,146**	1,031	1,530
Malaysia	**49**	40	95	**185**	187	397	**190**	191	406	**764**	788	1,731
Singapore	**1,023**	556	1,404	**323**	394	730	**425**	450	870	**2,587**	2,558	5,442
Growth markets and other note (ii)	**287**	333	628	**1,075**	1,050	2,074	**1,104**	1,084	2,137	**4,581**	4,233	8,398
Total note (iii)	**2,067**	1,279	2,953	**3,082**	2,983	5,907	**3,288**	3,111	6,202	**14,886**	13,527	29,034

Notes
(i) New business in Mainland China is included at Prudential's 50 per cent interest in the life joint venture.
(ii) Within Growth markets and other, new business in India is included at Prudential's 22 per cent interest in the associate.
(iii) The table above is provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profit for shareholders. The amounts shown are not, and are not intended to be, reflective of revenue recorded in the Group IFRS condensed consolidated income statement.

9 Other information

Post balance sheet events

The 2025 first interim dividend approved by the Board of Directors after 30 June 2025 is as described in note B4 of the IFRS condensed consolidated financial statements.

The settlement reached in the Malaysian dividend dispute is as described in note D2 of the IFRS condensed consolidated financial statements.

Contingencies and related obligations

The Group is involved in various litigation and regulatory proceedings from time to time as described in note D1 of the IFRS condensed consolidated financial statements.

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10 Additional analysis of half year 2024 comparative results

The purpose of this section is to provide TEV information of half year 2024 results in the same level of granularity on a comparable basis.

10.1 Movement in Group TEV equity

	Half year 2024 $m		
	Insurance and asset management operations	Other (central) operations	Group total
New business profit	1,148	(27)	1,121
Profit from in-force business	960	–	960
Asset management business	142	–	142
Change in allowance for corporate expenditure and other central costs incurred in the period	–	(214)	(214)
Operating profit before restructuring costs	2,250	(241)	2,009
Restructuring costs	(16)	(80)	(96)
Operating profit	2,234	(321)	1,913
Non-operating result	51	17	68
Profit (loss) for the period	2,285	(304)	1,981
Non-controlling interests' share of profit	(38)	–	(38)
Profit (loss) for the period attributable to equity holders of the Company	**2,247**	**(304)**	**1,943**
Foreign exchange movements	(697)	28	(669)
Intra-group dividends and investment in operations	(1,081)	1,081	–
Dividends, net of scrip dividends	–	(390)	(390)
Adjustment to non-controlling interest for Malaysia conventional life business on 1 Jan 2024	(1,404)	29	(1,375)
Share repurchases/buybacks	–	(123)	(123)
Other equity movements	67	(98)	(31)
Net (decrease) increase in Group TEV equity	(868)	223	(645)
Group TEV equity at beginning of period	33,904	267	34,171
Group TEV equity at end of period	**33,036**	**490**	**33,526**
Contribution to Group TEV equity:			
At end of period			
Insurance business	31,651	–	31,651
Asset management and other	671	2,520	3,191
Provision for future central corporate expenditure	–	(2,030)	(2,030)
Group TEV	32,322	490	32,812
Goodwill attributable to equity holders	714	–	714
Group TEV equity at end of period	**33,036**	**490**	**33,526**

10.2 Movement in Group free surplus

	Half year 2024 $m		
	Insurance and asset management operations	Other (central) operations	Group free surplus
Operating free surplus generated from in-force insurance and asset management businesses	1,370	–	1,370
Investment in new business	(370)	(27)	(397)
Other expenditure	–	(209)	(209)
Restructuring costs	(16)	(80)	(96)
Operating free surplus generated	984	(316)	668
Non-operating free surplus generated	(680)	13	(667)
Free surplus generated for the period	**304**	**(303)**	**1**

126

10.3 Movement in net worth and value of in-force insurance business operations

	Half year 2024 $m				
	Free surplus	Required capital	Net worth	Value of in-force business	Embedded value
Balance at beginning of period	6,144	5,984	12,128	20,346	32,474
New business contribution	(370)	323	(47)	1,195	1,148
Existing business – transfer to net worth	1,252	(95)	1,157	(1,157)	–
Expected return on existing business	138	141	279	914	1,193
Changes in operating assumptions, experience variances and other items	(162)	(115)	(277)	44	(233)
Operating profit before restructuring costs	858	254	1,112	996	2,108
Restructuring costs	(6)	–	(6)	–	(6)
Operating profit	852	254	1,106	996	2,102
Non-operating result	(675)	25	(650)	747	97
Profit for the period	177	279	456	1,743	2,199
Non-controlling interests' share of profit	(21)	–	(21)	(31)	(52)
Profit for the period attributable to equity holders of the Company	156	279	435	1,712	2,147
Foreign exchange movements	(156)	(70)	(226)	(429)	(655)
Intra-group dividends and investment in operations	(978)	(40)	(1,018)	40	(978)
Adjustment to non-controlling interest for Malaysia conventional life business on 1 Jan 2024	(190)	(182)	(372)	(1,032)	(1,404)
Other equity movements	70	–	70	(3)	67
Balance at end of period	5,046	5,971	11,017	20,634	31,651

127

Independent review report to Prudential plc Conclusion We have been engaged by Prudential plc (‘the Company’ or ‘the Group’) to review the Traditional Embedded Value (‘TEV’) Basis results in the Half Year Financial Report for the six months ended 30 June 2025 which comprise the basis of preparation, the TEV results highlights, the movement in Group TEV equity, the movement in group free surplus and the related explanatory notes 1 to 10. We have read the other information contained in the Half Year Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the TEV Basis results. Based on our review, nothing has come to our attention that causes us to believe that the TEV Basis results in the Half Year Financial Report for the six months ended 30 June 2025 are not prepared, in all material respects, in accordance with the basis of preparation using the methodology and assumptions set out in the notes to the TEV Basis results. Basis for conclusion We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (ISRE 2410) issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Emphasis of Matter - basis of preparation for the TEV basis results We draw attention to the Basis of Preparation of the TEV Basis Results. The TEV Basis results are prepared to provide additional information to the users of the Half Year Financial Report. As a result, the TEV Basis Results may not be suitable for another purpose. Our opinion is not modified in respect of this matter. Conclusions relating to going concern Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis of Conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with ISRE 2410 (UK), however future events or conditions may cause the Group to cease to continue as a going concern. Responsibilities of the directors The directors are responsible for preparing the TEV Basis results in accordance with the basis of preparation using the methodology and assumptions set out in notes 6 and 7 of the TEV Basis results. In preparing the TEV Basis results, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. Auditor’s Responsibilities for the review of the financial information In reviewing the TEV Basis results, we are responsible for expressing to the Company a conclusion on the TEV Basis results in the Half Year Financial Report. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report. Use of our report This report is made solely to the Company in accordance with the terms of our engagement letter to provide a review conclusion to the Company on the TEV Basis results. Our review of the TEV Basis results has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed. Ernst & Young LLP London 26 August 2025 128

Index to the additional financial information* Section Page I Additional financial information 130 (i) Group capital position 130 (ii) Eastspring adjusted operating profit and funds under management or advice 134 (iii) Group funds under management 135 (iv) Holding company cash flow 136 II Calculation of alternative performance measures 137 (i) Adjusted operating profit 137 (ii) Adjusted total comprehensive equity 137 (iii) Return on IFRS shareholders’ equity 137 (iv) IFRS shareholders’ equity per share 137 (v) Eastspring cost/income ratio 138 (vi) Insurance premiums 138 (vii) Reconciliation between TEV new business profit and IFRS new business CSM 139 (viii) Reconciliation between Group TEV equity and IFRS shareholders’ equity 139 (ix) Return on embedded value 140 (x) Calculation of free surplus ratio 140 * The additional financial information is not covered by the EY independent review opinions. 129

I Additional financial information

I(i) Group capital position

Prudential applies the Insurance (Group Capital) Rules set out in the Group-wide Supervision (GWS) Framework issued by the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). For regulated insurance entities, the capital resources and required capital included in the GWS capital measure for Hong Kong IA Group regulatory purposes are based on the local solvency regime applicable in each jurisdiction. The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the total regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible group capital resources, the Group Minimum Capital Requirements (GMCR) and the Group Prescribed Capital Requirements (GPCR) from these participating funds.

Estimated GWS capital position

As at 30 June 2025, the estimated shareholder GWS capital surplus over the GPCR is $16.2 billion (31 December 2024: $15.9 billion), representing a coverage ratio of 267 per cent (31 December 2024: 280 per cent) and the estimated total GWS capital surplus over the GPCR is $21.9 billion (31 December 2024: $20.9 billion), representing a coverage ratio of 200 per cent (31 December 2024: 203 per cent). The estimated Group Tier 1 capital resources are $19.2 billion with headroom over the GMCR of $12.8 billion (31 December 2024: $18.9 billion with headroom of $13.1 billion), representing a coverage ratio of 300 per cent (31 December 2024: 325 per cent).

	30 Jun 2025			31 Dec 2024			
	Shareholder	Add policyholder note (1)	Total note (2)	Shareholder	Add policyholder note (1)	Total note (2)	Change in total note (3)
Group capital resources ($bn)	**26.0**	**17.7**	**43.7**	24.8	16.3	41.1	2.6
of which: Tier 1 capital resources ($bn) note (4)	**17.7**	**1.5**	**19.2**	17.6	1.3	18.9	0.3
Group Minimum Capital Requirement ($bn)	**5.6**	**0.8**	**6.4**	5.1	0.7	5.8	0.6
Group Prescribed Capital Requirement ($bn)	**9.8**	**12.0**	**21.8**	8.9	11.3	20.2	1.6
GWS capital surplus over GPCR ($bn)	**16.2**	**5.7**	**21.9**	15.9	5.0	20.9	1.0
GWS coverage ratio over GPCR (%)	**267%**		**200%**	280%		203%	(3)%
GWS Tier 1 surplus over GMCR ($bn)			**12.8**			13.1	(0.3)
GWS Tier 1 coverage ratio over GMCR (%)			**300%**			325%	(25)%

Notes

(1) This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in the total company results where relevant.

(2) The total company GWS coverage ratio over GPCR presented above represents the eligible group capital resources coverage ratio as set out in the GWS framework while the total company GWS tier 1 coverage ratio over GMCR represents the tier 1 group capital coverage ratio.

(3) Refer to section on Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources below.

(4) The classification of tiering of capital under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. At 30 June 2025, total Tier 1 capital resources of $19.2 billion comprises: $26.0 billion of total shareholder capital resources; less $4.1 billion of Prudential plc issued subordinated and senior Tier 2 debt capital; less $4.2 billion of local regulatory tiering classifications which are classified as GWS Tier 2 capital resources primarily in Singapore and Mainland China; plus $1.5 billion of Tier 1 capital resources in policyholder funds.

GWS sensitivity analysis

The estimated sensitivity of the GWS capital position (based on the GPCR) to changes in market conditions as at 30 June 2025 and 31 December 2024 are shown below, for both the shareholder and the total capital position.

	Shareholder			
	30 Jun 2025		31 Dec 2024	
Impact of market sensitivities	Surplus $bn	Coverage ratio %	Surplus $bn	Coverage ratio %
Base position	**16.2**	**267%**	15.9	280%
Impact of:				
10% increase in equity markets	**0.3**	**(2)%**	0.2	(3)%
20% fall in equity markets	**(1.2)**	**3%**	(0.8)	5%
50 basis points reduction in interest rates	**1.2**	**10%**	1.1	10%
100 basis points increase in interest rates	**(3.5)**	**(32)%**	(2.6)	(25)%
100 basis points increase in credit spreads	**(0.5)**	**(5)%**	(0.5)	(4)%

130

Impact of market sensitivities	Total			
	30 Jun 2025		31 Dec 2024	
	Surplus $bn	Coverage ratio %	Surplus $bn	Coverage ratio %
Base position	**21.9**	**200%**	20.9	203%
Impact of:				
10% increase in equity markets	**1.3**	**1%**	1.1	1%
20% fall in equity markets	**(3.3)**	**(5)%**	(2.8)	(4)%
50 basis points reduction in interest rates	**1.2**	**5%**	0.8	4%
100 basis points increase in interest rates	**(3.6)**	**(17)%**	(2.6)	(13)%
100 basis points increase in credit spreads	**(1.4)**	**(7)%**	(1.3)	(7)%

The sensitivity results assume instantaneous market movements and, hence, reflect the current investment portfolio and all consequential impacts as at the valuation date. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown above. These sensitivity results allow for limited management actions such as changes to future policyholder bonuses where applicable. In practice, the market movements would be expected to occur over time and rebalancing of investment portfolios would likely be carried out to mitigate the impact of the stresses as presented above. Management could also take additional actions to help mitigate the impact of these stresses including, but not limited to, market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

Analysis of movement in total regulatory GWS capital surplus (over GPCR)

A summary of the movement in the 31 December 2024 regulatory GWS capital surplus (over GPCR) of $20.9 billion to $21.9 billion at 30 June 2025 is set out in the table below.

	Half year 2025 $bn
Total GWS surplus at 1 Jan (over GPCR)	**20.9**
Shareholder free surplus generation	
In-force operating capital generation	**1.2**
Investment in new business	**(0.4)**
Total operating free surplus generation	**0.8**
External dividends and share repurchases/buybacks	**(1.1)**
Non-operating movements including market movements	**(0.3)**
Other capital movements (including foreign exchange movements)	**0.1**
Issuance of subordinated debt, net of costs	**0.5**
Movement in free surplus	**0.0**
Other movements in GWS shareholder surplus not included in free surplus	**0.3**
Movement in contribution from GWS policyholder surplus (over GPCR)	**0.7**
Net movement in GWS capital surplus (over GPCR)	**1.0**
Total GWS surplus at 30 Jun (over GPCR)	**21.9**

Further detail on the movement in free surplus of $0.0 billion is included in the Movement in Group free surplus section of the Group's TEV basis results.

Other movements in GWS shareholder surplus not included in free surplus are driven by the differences described in the reconciliation shown later in this section. This includes movements in distribution rights and other intangibles (which are expensed on day one under the GWS requirements) and movements in the restriction applied to free surplus to better reflect shareholder resources that are available for distribution.

Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources

Detail on the material changes in GPCR, GMCR, eligible group capital resources and tier 1 group capital are provided below.

- Total eligible capital resources increased by $2.6 billion to $43.7 billion at 30 June 2025 (31 December 2024: $41.1 billion). This includes a $0.3 billion increase in tier 1 group capital to $19.2 billion (31 December 2024: $18.9 billion) and a $2.3 billion increase in tier 2 group capital to $24.5 billion (31 December 2024: $22.2 billion). The increase in total eligible capital resources is primarily driven by positive operating capital generation, issuance of subordinated debt and positive foreign exchange impacts over the period, partially offset by payments of external dividends and share repurchases/ buybacks and market movements over the period.
- Total regulatory GPCR increased by $1.6 billion to $21.8 billion at 30 June 2025 (31 December 2024: $20.2 billion), while the total regulatory GMCR increased by $0.6 billion to $6.4 billion at 30 June 2025 (31 December 2024: $5.8 billion). Movements in the GPCR and GMCR are primarily driven by increases from new business sold and market (including foreign exchange) movements over the period, offset by the release of capital as the policies matured, or were surrendered over the period.

131

Reconciliation of free surplus to total regulatory GWS capital surplus (over GPCR)

	30 Jun 2025 $bn		
	Capital resources	Required capital	Surplus
Free surplus excluding distribution rights and other intangibles note (1)	15.5	7.0	8.5
Restrictions applied in free surplus for China C-ROSS II note (2)	1.5	1.4	0.1
Restrictions applied in free surplus for HK RBC note (3)	6.6	1.1	5.5
Restrictions applied in free surplus for Singapore RBC note (4)	2.4	0.1	2.3
Other	0.0	0.2	(0.2)
Add GWS policyholder surplus contribution	17.7	12.0	5.7
Total regulatory GWS capital surplus (over GPCR)	**43.7**	**21.8**	**21.9**

Notes

(1) As per the 'Free surplus excluding distribution rights and other intangibles' shown in the statement of Movement in Group free surplus of the Group's TEV basis results.

(2) Free surplus applies the embedded value reporting approach issued by the China Association of Actuaries (CAA) in Mainland China and includes a requirement to establish a deferred profit liability within TEV net worth which can be used to reduce the TEV required capital. This approach is used to assist in setting free surplus so that it reflects resources potentially available for distribution.

(3) TEV free surplus for Hong Kong under the HK RBC regime excludes regulatory surplus to better reflect how the business is managed. This includes HK RBC technical provisions that are lower than policyholder asset shares as well as the value of future shareholder transfers from participating business (net of associated required capital), which are included in the shareholder GWS capital position.

(4) TEV free surplus for Singapore is based on the Tier 1 requirements under the RBC2 framework, which excludes certain negative reserves permitted to be recognised in the full RBC 2 regulatory position used when calculating the GWS capital surplus (over GPCR).

Reconciliation of Group IFRS shareholders' equity to Group total GWS capital resource

	30 Jun 2025 $bn
Group IFRS shareholders' equity	**18.1**
Remove goodwill and intangibles recognised on the IFRS Condensed consolidated statement of financial position	(4.6)
Add debt treated as capital under GWS note (1)	4.1
Asset valuation differences note (2)	(0.6)
Remove IFRS 17 CSM (including joint ventures and associates) note (3)	22.5
Liability valuation (including insurance contracts) differences excluding IFRS 17 CSM note (4)	2.9
Differences in associated net deferred tax liabilities note (5)	1.0
Other note (6)	0.3
Group total GWS capital resources	**43.7**

Notes

(1) As per the GWS Framework, debt in issuance at the date of designation that satisfies the criteria for transitional arrangements, and qualifying debt issued since the date of designation, are included as Group capital resources but are treated as liabilities under IFRS.

(2) Asset valuation differences reflect differences in the basis of valuing assets between IFRS and local statutory valuation rules, including deductions for inadmissible assets. Differences include for some markets where government and corporate bonds are valued at book value under local regulations but are valued at market value under IFRS.

(3) The IFRS 17 CSM represents a discounted stock of unearned profit that is released over time as services are provided. On a GWS basis the level of future profits will be recognised within the capital resources to the extent permitted by the local solvency reserving basis. Any restrictions applied by the local solvency bases (such as zeroisation of future profits) is captured in the liability valuation differences line.

(4) Liability valuation differences (excluding the CSM) reflect differences in the basis of valuing liabilities between IFRS and local statutory valuation rules. This includes the negative impact of moving from the IFRS 17 best estimate reserving basis to a more prudent local solvency reserving basis (including any restrictions in the recognition of future profits) offset by the fact that certain local solvency regimes capture some reserves within the required capital instead of the capital resources.

(5) Differences in associated net deferred tax liabilities mainly results from the tax impact of changes in the valuation of assets and liabilities.

(6) Other differences mainly reflect the inclusion of subordinated debt in Mainland China as local capital resources on a C-ROSS II basis as compared to being held as a liability under IFRS.

132

Basis of preparation for the Group GWS capital position Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The GWS eligible group capital resources at 30 June 2025 are determined on the same basis as that applied for the year ended 31 December 2024 as discussed in the 2024 Annual Report. In determining the GWS eligible group capital resources and required capital, the following principles have been applied: – For regulated insurance entities, capital resources and required capital are based on the local solvency regime applicable in each jurisdiction, with minimum required capital set at the solo legal entity statutory minimum capital requirements and prescribed capital requirement set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures; – The classification of tiering of eligible capital resources under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. In general, if a local regulatory regime applies a tiering approach then this should be used to determine tiering of capital on a GWS capital basis, where a local regulatory regime does not apply a tiering approach then all capital resources should be included as Group Tier 1 capital. For non-regulated entities tiering of capital is determined in line with the Insurance (Group Capital) Rules. – For asset management operations and other regulated entities, the capital position is derived based on the sectoral basis applicable in each jurisdiction, with minimum required capital based on the solo legal entity statutory minimum capital requirement; – For non-regulated entities, the capital resources are based on IFRS shareholder equity after deducting intangible assets. No required capital is held in respect of unregulated entities; – For entities where the Group’s interest is less than 100 per cent, the contribution of the entity to the GWS eligible group capital resources and required capital represents the Group’s share of these amounts and excludes any amounts attributable to non-controlling interests. This does not apply to investment holdings that are not part of the Group; – Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity’s balance sheet) are eliminated from the relevant holding company to prevent the double counting of capital resources; – At 30 June 2025, all debt instruments with the exception of the senior debt issued in 2022 are included as Group capital resources. The eligible amount permitted to be included as Group capital resources for transitional debt is based on the net proceeds amount translated using 31 December 2020 exchange rates for debt not denominated in US dollars. The eligible amount permitted to be included as Group capital resources for qualifying debt is based on the IFRS carrying value. Under the GWS Framework, debt instruments in issuance at the date of designation that satisfy the criteria for transitional arrangements and qualifying debt issued since the date of designation are included in eligible group capital resources as tier 2 group capital; – The total company GWS capital basis is the capital measure for Hong Kong IA Group regulatory purposes as set out in the GWS framework. This framework defines the eligible group capital resources coverage ratio (or total company GWS coverage ratio over GPCR as presented above) as the ratio of total company eligible group capital resources to the total company GPCR and defines the tier 1 group capital coverage ratio (or total company GWS tier 1 coverage ratio over GMCR as presented above) as the ratio of total company tier 1 group capital to the total company GMCR; and – Prudential also presents a shareholder GWS capital basis, which excludes the contribution to the Group GWS eligible group capital resources, the GMCR and GPCR from participating business in Hong Kong, Singapore and Malaysia. In Hong Kong, the present value of future shareholder transfers from the participating business are included in the shareholder GWS eligible capital resources along with an associated required capital, this is in line with the local solvency presentation. The shareholder GWS coverage ratio over GPCR presented above reflects the ratio of shareholder eligible group capital resources to the shareholder GPCR. 133

I(ii) Eastspring adjusted operating profit and funds under management or advice

(a) Eastspring adjusted operating profit

	2025 $m	2024 AER $m	
	Half year	Half year	Full year
Operating income before performance-related fees note (1)	**391**	363	747
Performance-related fees	**1**	1	–
Operating income (net of commission) note (2)	**392**	364	747
Operating expense note (2)	**(200)**	(183)	(385)
Group's share of tax on joint ventures' operating profit	**(34)**	(26)	(58)
Adjusted operating profit	**158**	155	304
Average funds managed or advised by Eastspring	**$259.6bn**	$238.2bn	$249.3bn
Margin based on operating income note (3)	**30bps**	30bps	30bps
Cost/income ratio note II(v)	**51%**	50%	52%

Notes

(1) Operating income before performance-related fees for Eastspring can be further analysed as follows (institutional below includes internal funds under management or under advice). Amounts are classified between retail or institutional depending on whether the owner of the holding, where known, is a retail or institutional investor.

	Retail $m	Margin bps	Institutional $m	Margin bps	Total $m	Margin bps
Half year 2025	**230**	**62**	**161**	**18**	**391**	**30**
Half year 2024	194	62	169	20	363	30
Full year 2024	414	62	333	18	747	30

(2) Operating income and expense include the Group's share of contribution from joint ventures. In the Condensed consolidated income statement of the Group IFRS financial results, the net income after tax of the joint ventures and associates is shown as a single line item. A reconciliation is provided in note II(v) of this additional information.

(3) Margin represents operating income before performance-related fees as a proportion of the related funds under management or advice. Half year figures have been annualised by multiplying by two. Monthly closing internal and external funds managed or advised by Eastspring have been used to derive the average. Any funds held by the Group's insurance operations that are not managed or advised by Eastspring are excluded from these amounts.

(b) Eastspring total funds under management or advice

Eastspring manages funds from external parties and also funds for the Group's insurance operations. In addition, Eastspring advises on certain funds for the Group's insurance operations where the investment management is delegated to third-party investment managers. The table below analyses the total funds managed or advised on by Eastspring. All amounts are presented on an AER basis unless otherwise stated.

	2025 $bn	2024 $bn	
	30 Jun	30 Jun	31 Dec
External funds under management note (1)			
Retail	**72.9**	59.8	64.5
Institutional	**24.6**	32.8	31.0
Money market funds (MMF)	**16.0**	12.8	13.9
	113.5	105.4	109.4
Internal funds under management or advice:			
Internal funds under management	**119.5**	109.8	115.4
Internal funds under advice	**41.9**	32.2	33.2
	161.4	142.0	148.6
Total funds under management or advice note (2)	**274.9**	247.4	258.0

134

Notes

(1) Movements in external funds under management, are analysed below:

	30 Jun 2025 $m					30 Jun 2024 $m					31 Dec 2024 $m				
	Retail	**Institu-tional**	**Total excl. MMF**	**MMF**	**Total**	Retail	Institu-tional	Total excl. MMF	MMF	Total	Retail	Institu-tional	Total excl. MMF	MMF	Total
At beginning of period	**64,481**	**31,059**	**95,540**	**13,914**	**109,454**	50,779	33,493	84,272	11,775	96,047	50,779	33,493	84,272	11,775	96,047
Market gross inflows	**13,458**	**4,830**	**18,288**	**39,967**	**58,255**	12,863	5,324	18,187	34,156	52,343	27,994	12,144	40,138	70,640	110,778
Redemptions	**(10,866)**	**(4,668)**	**(15,534)**	**(38,849)**	**(54,383)**	(8,501)	(6,854)	(15,355)	(33,252)	(48,607)	(19,153)	(15,161)	(34,314)	(68,822)	(103,136)
Market and other movements	**5,841**	**(6,577)**	**(736)**	**938**	**202**	4,669	800	5,469	107	5,576	4,861	583	5,444	321	5,765
At end of period	**72,914**	**24,644**	**97,558**	**15,970**	**113,528**	59,810	32,763	92,573	12,786	105,359	64,481	31,059	95,540	13,914	109,454

(2) Total funds under management or advice are analysed by asset class below (multi-asset funds include a mix of debt, equity and other investments):

	30 Jun 2025						30 Jun 2024		31 Dec 2024	
	Funds under management		**Funds under advice**		**Total**		Total		Total	
	$bn	**% of total**	**$bn**	**% of total**	**$bn**	**% of total**	$bn	% of total	$bn	% of total
Equity	**63.2**	**27 %**	**2.5**	**6 %**	**65.7**	**24 %**	60.1	24 %	61.8	24 %
Fixed income	**38.2**	**16 %**	**6.4**	**15 %**	**44.6**	**16 %**	43.2	17 %	45.2	17 %
Multi-asset	**112.5**	**49 %**	**33.0**	**79 %**	**145.5**	**53 %**	128.4	52 %	134.0	52 %
Alternatives	**2.0**	**1 %**	**–**	**0 %**	**2.0**	**1 %**	2.0	1 %	2.0	1 %
MMF	**17.1**	**7 %**	**–**	**0 %**	**17.1**	**6 %**	13.7	6 %	15.0	6 %
Total funds	**233.0**	**100 %**	**41.9**	**100 %**	**274.9**	**100 %**	247.4	100 %	258.0	100 %

I(iii) Group funds under management

For Prudential's asset management businesses, funds managed on behalf of third parties are not recorded on the balance sheet. They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each period, focusing on those that are external to the Group and those primarily held by the Group's insurance businesses. The table below analyses the funds of the Group held in the balance sheet and the external funds that are managed by Prudential's asset management businesses. It excludes the assets classified as held for sale. All amounts are presented on an AER basis unless otherwise stated.

	2025 $bn	2024 $bn	
	30 Jun	30 Jun	31 Dec
Internal funds	**208.7**	183.1	191.3
Eastspring external funds note I(ii)	**113.5**	105.4	109.4
Total Group funds under management note	**322.2**	288.5	300.7

Note

Total Group funds under management comprise:

	2025 $bn	2024 $bn	
	30 Jun	**30 Jun**	31 Dec
Total investments held on the balance sheet (including Investment in joint ventures and associates accounted for using the equity method)	**184.9**	161.5	169.4
External funds of Eastspring	**113.5**	105.4	109.4
Internally managed funds held in joint ventures and associates, excluding assets attributable to external unit holders of the consolidated collective investment schemes and other adjustments	**23.8**	21.6	21.9
Total Group funds under management	**322.2**	288.5	300.7

135

I(iv) Holding company cash flow

The holding company cash flow describes the movement in the cash and short-term investments of the centrally managed group holding companies and differs from the IFRS cash flow statement, which includes all cash flows in the period including those relating to both policyholder and shareholder funds. The holding company cash flow is therefore a more meaningful indication of the Group's central liquidity. All amounts are presented on an AER basis unless otherwise stated.

	2025 $m	2024 $m	
	Half year	Half year	Full year
Net cash remitted by business units note (1)	**1,548**	1,310	1,383
Central outflows			
Net interest (paid) received	**(25)**	16	17
Corporate expenditure note (2)	**(295)**	(233)	(253)
Centrally funded recurring bancassurance fees	**(198)**	(198)	(198)
	(518)	(415)	(434)
Holding company cash flow before dividends and other movements	**1,030**	895	949
Dividends paid, net of scrip dividends	**(426)**	(390)	(552)
Operating holding company cash flow after dividends but before other movements	**604**	505	397
Other movements			
Issuance of debt, net of costs	**462**	–	–
Share repurchases/buybacks (including costs)	**(715)**	(60)	(860)
Other corporate activities	**24**	12	(109)
	(229)	(48)	(969)
Net movement in holding company cash flow	**375**	457	(572)
Cash and short-term investments at beginning of period	**2,916**	3,516	3,516
Foreign exchange movements	**83**	(2)	(28)
Cash and short-term investments at end of period	**3,374**	3,971	2,916

Notes

(1) Net cash remitted by business units comprises dividends and other transfers, net of capital injections, that are reflective of earnings and capital generation. The remittances in full year 2024 were net of cash advanced to the Group's life joint venture in Mainland China of $174 million that has subsequently been converted into a capital injection in half year 2025.

(2) Including restructuring costs paid in the period.

Proceeds from the Group's commercial paper programme are not included in the holding company cash and short-term investments balance. The table below shows the reconciliation of the Cash and cash equivalents unallocated to a segment (Central operations) held on the IFRS balance sheet (as shown in note C1.1) and Cash and short-term investments held by holding companies at the end of each period:

	2025 $m	2024 $m	
	30 Jun	30 Jun	31 Dec
Cash and cash equivalents of Central operations held on balance sheet	**1,480**	2,853	2,445
Less: Amounts from commercial paper	**(500)**	(660)	(527)
Add: Deposits with credit institutions of Central operations held on balance sheet and other items	**2,394**	1,778	998
Cash and short-term investments	**3,374**	3,971	2,916

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II Calculation of alternative performance measures

Prudential uses alternative performance measures (APMs) to provide more relevant explanations of the Group's financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances. All amounts are presented on an AER basis unless otherwise stated.

II(i) Adjusted operating profit

The measurement of adjusted operating profit reflects that, for the insurance business, assets and liabilities are held for the longer term. Management believes trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the period, including short-term interest rate and other market fluctuations and loss on corporate transactions.

More details on how adjusted operating profit is determined are included in note B1.2 to the IFRS basis results. A full reconciliation to profit after tax is given in note B1.1 to the IFRS basis results. Adjusted operating profit after tax is calculated by applying the effective tax rates of the relevant business operations, shown in note B2 to the IFRS basis results, to adjusted operating profit.

II(ii) Adjusted total comprehensive equity

Adjusted total comprehensive equity is calculated by adding the IFRS 17 expected future profit excluding the amount attributable to non-controlling interests and related tax (shareholder CSM), to IFRS shareholders' equity for all entities in the Group, including life joint ventures and associates. Management believes this is a helpful measure that provides a reconciliation to the Embedded Value framework, which is often used for valuations. The main difference between the Group's TEV measure and adjusted total comprehensive equity is economics as explained in note II(viii).

See note C3.1 to the IFRS condensed consolidated financial statements for the split of the balances excluding joint ventures and associates and the Group's share relating to joint ventures and associates and a reconciliation from IFRS shareholders' equity to adjusted total comprehensive equity.

II(iii) Return on IFRS shareholders' equity

This measure is calculated as adjusted operating profit, after tax and non-controlling interests, divided by average IFRS shareholders' equity.

Detailed reconciliation of adjusted operating profit to IFRS profit before tax for the Group is shown in note B1.1 to the Group IFRS financial results. Half year profits are annualised by multiplying by two.

	2025 $m	2024 $m	
	Half year	Half year	Full year
Adjusted operating profit	1,644	1,544	3,129
Tax on adjusted operating profit	(278)	(273)	(547)
Non-controlling interests' share of adjusted operating profit	(79)	(71)	(146)
Adjusted operating profit, net of tax and non-controlling interests	**1,287**	1,200	2,436
IFRS shareholders' equity at beginning of period	17,492	16,966	16,966
IFRS shareholders' equity at end of period	18,119	16,171	17,492
Average IFRS shareholders' equity	17,806	16,569	17,229
Operating return on average IFRS shareholders' equity (%)	**14%**	14%	14%

II(iv) IFRS shareholders' equity per share

IFRS shareholders' equity per share is calculated as closing IFRS shareholders' equity divided by the number of issued shares at the end of the period.

	2025	2024	
	30 Jun	30 Jun	31 Dec
Number of issued shares at the end of the period (million shares)	2,585	2,748	2,658
Closing IFRS shareholders' equity ($ million)	18,119	16,171	17,492
Group IFRS shareholders' equity per share (cents)	**701¢**	588¢	658¢
Closing adjusted total comprehensive equity ($ million)	38,613	34,682	36,660
Group adjusted total comprehensive equity per share (cents)	**1,494¢**	1,262¢	1,379¢

137

II(v) Eastspring cost/income ratio

The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance-related fees.

	2025 $m	2024 $m	
	Half year	Half year	Full year
IFRS revenue	**276**	279	565
Share of revenue from joint ventures and associates	**215**	183	385
Commissions and other	**(99)**	(98)	(203)
Performance-related fees	**(1)**	(1)	–
Operating income before performance-related fees note	**391**	363	747
IFRS charges	**227**	215	454
Share of expenses from joint ventures and associates	**72**	66	134
Commissions and other	**(99)**	(98)	(203)
Operating expense	**200**	183	385
Cost/income ratio (operating expense/operating income before performance-related fees)	**51%**	50%	52%

Note

IFRS revenue and charges for Eastspring are included within the IFRS Income statement in 'other revenue' and 'non-insurance expenditure' respectively. Operating income and expense include the Group's share of contribution from joint ventures and associates. In the IFRS condensed consolidated income statement, the net income after tax from the joint ventures and associates is shown as a single line item.

II(vi) Insurance premiums

New business sales are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The Group reports annual premium equivalent (APE) new business sales as a measure of the new policies sold in the period, which is calculated as the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the period for all insurance products, including premiums for contracts designated as investment contracts and excluded from the scope of IFRS 17. The use of one-tenth of single premiums is to normalise policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business.

Renewal or recurring premiums are the subsequent premiums that are paid on regular premium products. For the purpose of the definition of renewal premiums, premiums for the deposit component of insurance contracts from the Group's Mainland China life joint venture are excluded. Gross premiums earned is the measure of premiums as defined under the previous IFRS 4 basis and reflects the aggregate of single and regular premiums of new business sold in the period and renewal premiums on business sold in previous periods but excludes premiums for policies classified as investment contracts without discretionary participation features under IFRS, which are recorded as deposits. Gross premiums earned is no longer a metric presented under IFRS 17 and is not directly reconcilable to primary statements. The Group believes that renewal premiums and gross premiums earned are useful measures of the Group's business volumes and growth during the period.

	2025 $m	2024 $m	
	Half year	Half year	Full year
Gross premiums earned	**13,393**	11,512	24,262
Gross premiums earned from joint ventures and associates	**2,280**	2,101	4,003
Total Group, including joint ventures and associates	**15,673**	13,613	28,265
Renewal insurance premiums	**10,379**	9,274	19,207
Annual premium equivalent (APE)	**3,288**	3,111	6,202
Life weighted premium income	**13,667**	12,385	25,409

138

II(vii) Reconciliation between TEV new business profit and IFRS new business CSM

	2025 $m	2024 $m	
	Half year	Half year	Full year
TEV new business profit (before central costs)	**1,291**	1,148	2,526
New rider sales note (1)	**(26)**	(27)	(59)
Economics and other note (2)	**(188)**	(71)	(217)
Related tax on IFRS new business CSM note (3)	**172**	163	346
IFRS new business CSM	**1,249**	1,213	2,596

Notes

(1) Under TEV, new business profit (NBP) arising from additional or new riders attaching to existing contracts, product upgrades and top-ups are reported as current period NBP. Under IFRS 17 reporting, NBP from such rider sales and upgrades are required to be treated as experience variances of the existing contracts.

(2) TEV is calculated using 'real-world' long-term economic assumptions that are based on the expected returns on the actual assets held with an allowance for risk in the risk discount rate. Under IFRS 17, 'risk neutral' economic assumptions are applied with assets assumed to earn, and the cash flows are discounted at, risk free rate plus illiquidity premium (where applicable).

(3) IFRS 17 new business CSM is gross of tax, while TEV NBP is net of tax. Accordingly, the related tax on the IFRS 17 new business CSM is added back. All of the other reconciling items in the table have been presented net of related taxes.

II(viii) Reconciliation between TEV equity and IFRS shareholders' equity

TEV equity and IFRS 17 adjusted equity both represent measures of shareholders' net assets and future profits from the in-force book but use different economic bases. Both measures use consistent best-estimate operating assumptions and exclude any future new business. TEV uses a passive economic basis that reflects real-world return expectations within the investment returns and an appropriate allowance for market risk embedded within the discount rate. In contrast, IFRS uses an active market-consistent basis with the same economic assumptions used for projecting and discounting cash flows.

The table below shows the reconciliation of TEV equity and IFRS shareholders' equity at the end of the periods:

	2025 $m	2024 $m	
	30 Jun	30 Jun	31 Dec
Group TEV equity	**35,000**	33,526	34,267
Mark-to-market value adjustment of the Group's core structural borrowings note (1)	**(124)**	(282)	(231)
Provision for future central corporate expenditure	**2,084**	2,030	2,078
Economics and other valuation differences note (2)	**1,653**	(592)	546
Adjusted total comprehensive equity	**38,613**	34,682	36,660
Remove: Shareholders' CSM, net of reinsurance (see note C3.1 to the IFRS condensed consolidated financial statements)	**(23,244)**	(21,062)	(21,772)
Add: Related deferred tax adjustments for the above	**2,750**	2,551	2,604
IFRS shareholders' equity	**18,119**	16,171	17,492

Notes

(1) The Group's core structural borrowings are fair valued under TEV but are held at amortised cost under IFRS.

(2) TEV is calculated using 'real-world' long-term economic assumptions that are based on the expected returns on the actual assets held with an allowance for risk in the risk discount rate. Under IFRS 17, 'risk neutral' economic assumptions are applied with the cash flows discounted using risk free plus liquidity premium (where applicable). Other valuation differences include contract boundaries and non-attributable expenses which are small.

139

II(ix) Return on embedded value The calculation of operating return on embedded value is calculated as TEV operating profit for the period as a percentage of opening Group TEV equity, excluding goodwill, distribution rights and other intangibles. Operating profit and Group TEV equity are net of non-controlling interests. Half year profits are annualised by multiplying by two. 2025 $m 2024 $m Half year Half year Full year TEV operating profit for the period 2,240 1,913 4,095 Non-controlling interests' share of TEV operating profit (75) (56) (125) TEV operating profit, net of non-controlling interests 2,165 1,857 3,970 Group TEV (ie excluding goodwill) excluding intangibles, at beginning of period 29,777 28,120 28,120 Annualised operating return on opening Group TEV excluding intangibles (%) 15% 13% 14% New business profit over embedded value is calculated as the TEV new business profit for the period as a percentage of opening TEV for insurance business operations (ie excluding goodwill) less distribution rights and other intangibles attributable to equity holders. New business profit and opening TEV are stated before deducting the amount attributable to non-controlling interests. Half year profits are annualised by multiplying by two. 2025 $m 2024 $m Half year Half year Full year New business profit (NBP) 1,260 1,121 2,464 TEV (ie excluding goodwill) for insurance business excluding intangibles, at beginning of period 32,194 31,336 31,336 Annualised NBP over opening TEV for insurance business excluding intangibles (%) 8% 7% 8% II(x) Calculation of free surplus ratio Free surplus ratio is calculated as the total of Group free surplus excluding distribution rights and other intangibles and TEV required capital, divided by TEV required capital. 2025 $m 2024 $m Half year Half year Full year Group free surplus excluding distribution rights and other intangibles 8,520 7,908 8,604 TEV required capital 7,027 5,971 6,410 Total 15,547 13,879 15,014 Free surplus ratio (%) 221% 232% 234% 140

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 27 August 2025	PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/s/ Ben Bulmer
		Name:	Ben Bulmer
		Title:	Chief Financial Officer